[redacted]

08062120

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM SE

**FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY EDGAR ELECTRONIC FILERS**

1st Security Bancorp, Inc.
Exact name of registrant as specified in charter

~~0001074433~~ 1444756
Registrant CIK Number

Registration Statement on Form S-1
Electronic report, schedule or registration statement
of which the documents are a part (give period of report)

Not Available
SEC file number, if available

S- **Not Applicable**
(Series identifier(s) and names(s), if applicable; add more lines as needed)

C- **Not Applicable**
(Class (contract) identifier(s) and names(s), if applicable; add more lines as needed)

Not Applicable
Report period (if applicable)

Not Applicable
Name of person filing this exhibit (if other than the registrant)

PROCESSED
J NOV 1 9 2008
THOMSON REUTERS

SEC Mail
Mail Processing
Section
NOV 13 2008
Washington, DC
106

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

____ Rule 201 (Temporary Hardship Exemption)

X Rule 202 (Continuing Hardship Exemption)

____ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountlake Terrace, State of Washington, on October 31, 2008.

1st Security Bancorp, Inc.
(Registrant)

By: [signature]
(Name)
Chief Executive Officer
(Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ______________, 200___, that the information set forth in this statement is true and complete.

By: ______________________
(Name)

____
(Title)

SEC 2082 (02-08)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EXHIBIT INDEX

__Exhibits__:

1.1	Engagement Letter with Keefe, Bruyette & Woods, Inc.
1.2	Agency Agreement with Keefe, Bruyette & Woods, Inc.
2.0	Plan of Conversion
3.1	Articles of Incorporation for 1st Security Bancorp, Inc.
3.2	Bylaws for 1st Security Bancorp, Inc.
4.0	Form of Stock Certificate for 1st Security Bancorp, Inc.
5.0	Opinion of Silver, Freedman & Taff L.L.P. re: Legality of Securities Being Registered
8.1	Opinion of Silver, Freedman & Taff L.L.P. re: Federal Tax Matters
8.2	Opinion of Joel S. Summer, Esquire re: State Tax Matters
8.3	Letter of RP Financial, LC. re: Subscription Rights
10.1	Form of Employment Agreement
10.2	Form of Change of Control Agreement
10.3	Director Fee Arrangements
10.4	Letter Agreement regarding Appraisal Services
21.0	Subsidiaries of the Registrant
23.1	Consent of Silver, Freedman & Taff L.L.P. (included in Exhibits 5.0 and 8.1)
23.2	Consent of Independent Registered Public Accounting Firm
23.3	Consent of RP Financial, LC.
23.4	Consent of Joel S. Summer, Esquire (included in Exhibits 8.2)
24.0	Power of Attorney, included in signature page
99.1	Appraisal Report of RP Financial, LC.*
99.2	Subscription Order Form and Instructions
99.3	Additional Solicitation Material

* Paper copy of this exhibit was filed supplementally pursuant to Rule 202 of Regulation S-T.

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS PRO FORMA VALUATION REPORT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

PRO FORMA VALUATION REPORT

1ST SECURITY BANCORP, INC.
Mountlake Terrace, Washington

PROPOSED HOLDING COMPANY FOR:
1ST SECURITY BANK OF WASHINGTON
Mountlake Terrace, Washington

Dated As Of:
October 24, 2008

Prepared By:

RP® Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209

RP® FINANCIAL, LC.
Financial Services Industry Consultants

October 24, 2008

Board of Directors
1st Security Bank of Washington
6920 220th Street, SW, Suite 200
Mountlake Terrace, Washington 98043

Members of the Board of Directors:

At your request, we have completed and hereby provide an independent appraisal ("Appraisal") of the estimated pro forma market value of the common stock which is to be issued in connection with the mutual-to-stock conversion transaction described below.

This Appraisal is furnished pursuant to the conversion regulations promulgated by the Office of Thrift Supervision ("OTS") and adopted for use by the Federal Deposit Insurance Corporation ("FDIC"). Specifically, this Appraisal has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" as set forth by the OTS, and applicable regulatory interpretations thereof.

Description of Plan of Conversion

On July 10, 2008, the Board of Directors of 1st Security Bank of Washington, Mountlake Terrace, Washington ("1st Security" or the "Bank") adopted a plan of conversion, incorporated herein by reference, in which the Bank will convert from a Washington-chartered mutual savings bank to a Washington-chartered stock savings bank and become a wholly-owned subsidiary of 1st Security Bancorp, Inc. ("1st Security Bancorp" or the "Company"), a newly formed Washington corporation. 1st Security Bancorp will offer 100% of its common stock to qualifying depositors of 1st Security in a subscription offering and, if necessary, to members of the general public through a community offering and/or a syndicated community offering. Going forward, 1st Security Bancorp will own 100% of the Bank's stock, and the Bank will initially be 1st Security Bancorp's sole subsidiary. A portion of the net proceeds received from the sale of common stock will be used to purchase all of the then to be issued and outstanding capital stock of the Bank and the balance of the net proceeds will be retained by the Company.

At this time, no other activities are contemplated for the Company other than the ownership of the Bank, extending a loan to the newly-formed employee stock ownership plan (the "ESOP") and reinvestment of the proceeds that are retained by the Company. In the future, 1st Security Bancorp may acquire or organize other operating subsidiaries, diversify into other banking-related activities, pay dividends or repurchase its stock, although there are no specific plans to undertake such activities at the present time.

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

RP® Financial, LC.

RP Financial, LC, ("RP Financial") is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. We believe that, except for the fee we will receive for our appraisal, we are independent of the Bank and the other parties engaged by the Bank to assist in the corporate reorganization and stock issuance process.

Valuation Methodology

In preparing our appraisal, we have reviewed the Bank's and the Company's regulatory applications, including the prospectus as filed with the Washington Department of Financial Institutions and the Securities and Exchange Commission ("SEC"). We have conducted a financial analysis of the Bank that has included due diligence related discussions with 1st Security's management; Moss Adams LLP, the Bank's independent auditor; Silver Freedman and Taff L.L.P., 1st Security's conversion counsel; and Keefe Bruyette & Woods, Inc., which has been retained as the financial and marketing advisor in connection with the Bank's stock offering. All conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which 1st Security operates and have assessed the Bank's relative strengths and weaknesses. We have monitored all material regulatory and legislative actions affecting financial institutions generally and analyzed the potential impact of such developments on 1st Security and the industry as a whole to the extent we were aware of such matters. We have analyzed the potential effects of the stock conversion on the Bank's operating characteristics and financial performance as they relate to the pro forma market value of 1st Security Bancorp. We have reviewed the economy and demographic characteristics of the primary market area in which the Bank currently operates. We have compared 1st Security's financial performance and condition with publicly-traded thrift institutions evaluated and selected in accordance with the Valuation Guidelines, as well as all publicly-traded thrifts and thrift holding companies. We have reviewed conditions in the securities markets in general and the market for thrifts and thrift holding companies, including the market for new issues.

The Appraisal is based on 1st Security's representation that the information contained in the regulatory applications and additional information furnished to us by the Bank and its independent auditors, legal counsel, investment bankers and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by the Bank, or its independent auditors, legal counsel, investment bankers and other authorized agents nor did we independently value the assets or liabilities of the Bank. The valuation considers 1st Security only as a going concern and should not be considered as an indication of the Bank's liquidation value.

Our appraised value is predicated on a continuation of the current operating environment for the Bank and the Company and for all thrifts and their holding companies. Changes in the local and national economy, the federal and state legislative and regulatory environments for financial institutions and mutual holding companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability, and may materially impact the value of thrift stocks as a whole or the Bank's value alone. It is our understanding that 1st Security intends to remain an independent institution and there are no current plans for selling control of the Bank as a converted institution. To the extent that such factors can be foreseen, they have been factored into our analysis.

The estimated pro forma market value is defined as the price at which the Company's stock, immediately upon completion of the offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

It is our opinion that, as of October 24, 2008, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion equaled $23,000,000 at the midpoint, equal to 2,300,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% valuation range indicates a minimum value of $19,550,000 and a maximum value of $26,450,000. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 1,955,000 at the minimum and 2,645,000 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $30,417,500 without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 3,041,750.

Limiting Factors and Considerations

The valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is determined in accordance with applicable regulatory guidelines and is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof. The appraisal reflects only a valuation range as of this date for the pro forma market value of 1st Security Bancorp immediately upon issuance of the stock and does not take into account any trading activity with respect to the purchase and sale of common stock in the secondary market on the date of issuance of such securities or at anytime thereafter following the completion of the public stock offering.

The valuation prepared by RP Financial in accordance with applicable regulatory guidelines was based on the financial condition and operations of 1st Security as of September 30, 2008, the date of the financial data included in the prospectus.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its financial institution clients.

The valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the financial performance and condition of 1st Security, management policies, and current conditions in the equity markets for thrift stocks, both existing issues and new issues. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the federal and state legislative and regulatory environments for financial institutions, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update.

Respectfully submitted,
RP® FINANCIAL, LC.

James J. Oren
Director

TABLE OF CONTENTS
1st SECURITY BANCORP, INC.
1st SECURITY BANK OF WASHINGTON
Mountlake Terrace, Washington

TABLE OF CONTENTS
1st SECURITY BANCORP, INC.
1st SECURITY BANK OF WASHINGTON
Mountlake Terrace, Washington
(continued)

LIST OF TABLES
1st SECURITY BANCORP, INC.
1st SECURITY BANK OF WASHINGTON
Mountlake Terrace, Washington

I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

1st Security is a Washington-chartered mutual savings bank headquartered in Mountlake Terrace, Snohomish County, Washington. The Bank serves the Seattle-Tacoma-Bellevue metropolitan area and western portions of Washington through its main office in Mountlake Terrace and 12 branch offices, 11 of which are located in the greater Seattle-Tacoma region and one that is located in Clallam County, west of Puget Sound. The Bank's offices are located in five different counties, as shown in a map provided in Exhibit I-1. 1st Security is a member of the Federal Home Loan Bank ("FHLB") system, and its deposits are insured up to the regulatory maximums by the Federal Deposit Insurance Corporation ("FDIC"). At September 30, 2008, 1st Security had $234.3 million in assets, $195.1 million in deposits and total equity of $31.3 million, equal to 13.4% of total assets. 1st Security's audited financial statements are included by reference as Exhibit I-2.

Plan of Conversion

On July 10, 2008, the Board of Directors of the Bank adopted a plan of conversion, incorporated herein by reference, in which the Bank will convert from a Washington-chartered mutual savings bank to a Washington-chartered stock savings bank and become a wholly-owned subsidiary of 1st Security Bancorp, Inc. ("1st Security Bancorp" or the "Company"), a newly formed Washington corporation. 1st Security Bancorp will offer 100% of its common stock to qualifying depositors of 1st Security in a subscription offering and, if necessary, to members of the general public through a community offering and/or a syndicated community offering. Going forward, 1st Security Bancorp will own 100% of the Bank's stock, and the Bank will initially be 1st Security's sole subsidiary. A portion of the net proceeds received from the sale of common stock will be used to purchase all of the then to be issued and outstanding capital stock of the Bank and the balance of the net proceeds will be retained by the Company.

At this time, no other activities are contemplated for the Company other than the ownership of the Bank, extending a loan to the newly-formed employee stock ownership plan (the "ESOP") and reinvestment of the proceeds that are retained by the Company. In the future, 1st Security Bancorp may acquire or organize other operating subsidiaries, diversify into other banking-related activities, pay dividends or repurchase its stock, although there are no specific plans to undertake such activities at the present time.

Strategic Overview

The Bank has been serving the greater Puget Sound area, along Interstate 5 (the "I-5 corridor"), since 1936. Originally chartered as a credit union, the Bank served various select employment groups ("SEGs") and during the 2000-01 period completed mergers with three other SEG based credit unions, which expanded the market area served. The Bank completed a charter conversion from a credit union to its current charter on April 1, 2004, in order to more effectively compete in the local market area with commercial banks and thrifts, to enable the Bank to raise capital for expansion purposes and broaden the products and services offered. Accordingly, the Bank has upgraded its systems, delivery channels, policies and procedures and personnel in key positions. Subsequent to the charter conversion, the Bank faced certain regulatory matters which led to enforcement actions. The Bank believes that the identified compliance deficiencies have been addressed and that such regulatory enforcement actions will be terminated in the near term future. The Bank's general business strategies for the future include expanding the loan and deposit customer base, pursuing efficiencies in both internal operations and the branch office network, emphasizing lower cost core deposits to manage funding costs, and continuing to maintain high asset quality, leverage the increased capital base and improve earnings.

Since completing the charter conversion, there has been a complete reorganization of the executive management team, including the Chief Executive Officer, Chief Financial Officer, Chief Lending Officer and Chief Operating Officer positions. In addition, the Bank's Board composition has significantly strengthened and is now positioned to govern a public company. The proposed conversion will position the Bank to take advantage of its current branch locations and talented management team to pursue growth and diversification as well as give the Bank the ability to attract and retain a strong Board and management team.

The loan portfolio contains significant balances of home improvement ("fixture-secured") loans and automobile loans, with both types of lending having been strategies for many years prior to the charter conversion in 2004. In recent periods, the Bank has expanded the loan portfolio in the areas of commercial real estate and commercial business loans. 1st Security has recently acted to lower the emphasis on traditional 1-4 family residential mortgage lending by outsourcing the originations of such loans. Similar to many savings banks, time deposits constitute the largest portion of the deposit base, with borrowings utilized to supplement the deposit funds, as well as assist in managing funding costs and interest rate risk. Such borrowings have typically been limited mostly to FHLB advances with fixed rate terms, including balances of overnight advances. As lending has been a continuous focus for the Bank, in recent years the cash and investments portfolio has been limited to cash and equivalents as well as FHLB stock, with a minor investment in other securities.

1st Security's earnings are largely dependent upon net interest income, non-interest income and maintenance of strong asset quality. To strengthen the net interest margin the Bank has sought to maintain a high loans/assets ratio. The Bank's relatively high operating expenses reflect the 12 branch locations and a sizeable investment in fixed assets. Recent actions taken to improve go-forward profitability include terminating the Bank's defined benefit retirement plan and completion of reductions-in-force to reduce personnel expenses.

The equity from the stock offering will increase liquidity, leverage, growth capacity and the overall financial strength. 1st Security's higher capital position resulting from the infusion of stock proceeds is anticipated to reduce interest rate risk through enhancing the interest-earning assets to interest-bearing liabilities ("IEA/IBL") ratio. The increased equity is expected to reduce funding costs. Additionally, the higher pro forma equity ratio should better position the Bank to take advantage of prospective expansion opportunities, including the establishment or acquisition of additional banking offices in current or nearby markets that would provide for further penetration in the markets currently served by the Bank or nearby surrounding markets. The projected use of proceeds is highlighted below.

- The Company. The Company is expected to retain up to 50% of the net conversion proceeds. At present, funds at the holding company level are expected to be initially invested primarily into short-term investment grade securities or a deposit at the Bank. Over time, the funds may be utilized for various corporate purposes, which may include acquisitions, infusing additional equity into the Bank, repurchases of common stock, and the payment of regular and/or special cash dividends.
- The Bank. A minimum of 50% of the net conversion proceeds will be infused into the Bank. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Bank will initially be invested in short term securities and over time become part of general funds, pending deployment into loans and investment securities.

Balance Sheet Trends

Table 1.1 shows the Bank's historical balance sheet data since year end 2003, reflecting savings bank operations for the year-end audit following the April 1, 2004 charter conversion date. During this period through September 30, 2008, 1st Security's balance sheet has contracted: assets declined at a 4.4% annual rate, and loans receivable, representing most of the asset base, decreased at a similar 3.2% annual rate. The asset shrinkage was caused by a 5.5% annual decline in deposits, offset by a slight increase in borrowings. Equity increased at a 1.0% annual rate, reflecting overall net profits during this period, although total equity has declined since reaching a high at December 31, 2006, as net losses have been incurred in the most recent periods. A summary of 1st Security's key operating ratios for the past three and three-quarter years is presented in Exhibit I-3.

From fiscal 2004 through 2007, 1st Security recorded loans/assets ratios in excess of 85%, as the Bank was successful in maintaining loan balances, absent of growth in the portfolio. The loans/assets ratio declined as of September 30, 2008 reflecting a recent sale of approximately $48.6 million of 1-4 family fixed rate residential

Table 1.1
1st Security Bank of Washington, Mountlake Terrace, Washington
Historical Balance Sheet Data

	As of December 31,										As of		12/31/03-9/30/08 Annual
	2003(1)		2004(1)		2005		2006		2007		September 30, 2008		Growth Rate
	Amount ($000)	Pct(2) (%)	Amount ($000)	Pct(2) (%)	Amount ($000)	Pct(2) (%)	Amount ($000)	Pct(2) (%)	Amount ($000)	Pct(2) (%)	Amount ($000)	Pct(2) (%)	Pct (%)
Total Amount of:													
Assets	$289,842	100.00%	$261,450	100.00%	$253,940	100.00%	$256,385	100.00%	$263,066	100.00%	$234,306	100.00%	-4.38%
Loans Receivable (net)	245,156	84.58%	225,873	86.39%	216,016	85.07%	218,078	85.06%	237,807	90.40%	209,934	89.60%	-3.21%
Cash and Equivalents	17,145	5.92%	12,683	4.85%	7,875	3.10%	7,158	2.79%	5,898	2.24%	3,609	1.54%	-27.97%
Investment Securities	16,303	5.62%	9,523	3.64%	16,964	6.68%	15,503	6.05%	4,621	1.76%	5,857	2.50%	-19.39%
FHLB Stock	NA	0.00%	1,608	0.62%	1,797	0.71%	1,797	0.70%	1,797	0.68%	1,797	0.77%	NA
Fixed Assets	6,983	2.41%	6,393	2.45%	7,072	2.78%	8,955	3.49%	11,302	4.30%	10,851	4.63%	9.72%
Other Assets	4,255	1.47%	5,370	2.05%	4,216	1.66%	4,894	1.91%	1,640	0.62%	2,257	0.96%	-12.50%
Deposits	$254,781	87.90%	$222,151	84.97%	$208,812	82.23%	$204,816	79.89%	$208,863	79.40%	$195,106	83.27%	-5.46%
FHLB Advances, Other Borrowed Funds	4,000	1.38%	6,000	2.29%	10,400	4.10%	13,400	5.23%	19,800	7.53%	6,060	2.59%	9.14%
Other Liabilities	1,180	0.41%	1,567	0.60%	1,454	0.57%	3,391	1.32%	2,714	1.03%	1,836	0.78%	9.76%
Equity	$29,881	10.31%	$31,732	12.14%	$33,275	13.10%	$34,779	13.57%	$31,689	12.05%	$31,304	13.36%	0.98%
Accumulated other Comprehensive Gain/(Loss)	($241)	-0.08%	($996)	-0.38%	($1,291)	-0.51%	($1,032)	-0.40%	$6	0.00%	($4)	0.00%	
Loans/Deposits		96.22%		101.68%		103.45%		106.48%		113.86%		107.60%	
Offices Open	14		14		12		12		12		12		

(1) Reflects operations as a credit union for all of 2003 and through April 1, 2004.
(2) Ratios are as a percent of ending assets.
Source: Audited and unaudited financial statements; RP Financial calculations.

loans; this reduced the loans/assets ratio to 89.6% as of that date. Through December 31, 2007, borrowings were increasingly used to fund assets, with the borrowings/asset ratio increasing from 1.4% of assets at fiscal year end 2003 to a high of 7.5% at fiscal year end 2007. As of September 30, 2008, borrowings totaled $6.1 million, or 2.6% of assets. The loans/deposit ratio increased from 96.2% at December 31, 2003 to 113.9% at December 31, 2007. Following the 2008 1-4 family residential loan sale, the ratio declined to 107.6% at September 30, 2008.

The Bank's primary lending focus, consumer lending, has remained relatively constant since fiscal year end 2006, with such loans comprising 49.5% of total loans at December 31, 2006 and 56.1% of total loans at September 30, 2008. The increase in the proportion of consumer loans resulted from the above described residential loan sale – total consumer loans increased only modestly in balance over the same time period. A recent strategic emphasis on commercial real estate and commercial business lending and the residential loan sale noted above are evident in other changes to the Bank's loan portfolio composition since December 31, 2006. At September 30, 2008, 3.3% and 23.6% of total loans receivable consisted of 1-4 family permanent residential mortgage loans and commercial loans (real estate and non-real estate), respectively; at December 31, 2006; in contrast, such loans represented 30.6% and 8.2%, respectively. Construction loans also increased, from 1.2% to 8.2% of total loans from December 31, 2006 to September 30, 2008, while home equity loans decreased from 10.2% to 8.6% during this same period.

1st Security typically retains servicing on loans that are sold into the secondary market, and retained the servicing on the recent residential loan sale. The mortgage servicing rights ("MSRs"), which are capitalized, totaled $505,000 as of September 30, 2008, reflecting a portfolio of loans serviced for others of $92.0 million as of that date, which includes the most recent residential loan sale of approximately $48.6 million.

The intent of the Bank's investment policy is to provide adequate liquidity and to generate a favorable return within the context of supporting 1st Security's overall credit and interest rate risk objectives. Given the Bank's historical lending focus, the investment securities portfolio has typically been modest, ranging from a high of 6.7% of assets at year end 2005 to a low of 1.8% of assets at December 31, 2007. As of September 30, 2008, the Bank's only investments consist of: U.S. government and agency securities ($4.5 million) and mortgage-backed securities ($1.4 million), all of which were held as available-for-sale ("AFS"). Beyond these investments, the Bank held $1.8 million of FHLB stock at September 30, 2008. Cash and cash equivalents, utilized for daily operations, totaled $3.6 million at that date. The level of cash and investments maintained by the Bank has also been affected by available liquidity from changes to the balances of borrowings and deposits that have occurred since fiscal 2004. Exhibit I-4 provides historical detail of the Bank's investment portfolio.

The Bank's 13 office locations (the headquarters office and 12 full-service depository branch locations), include eight owned offices and five leased offices. The headquarters office in Mountlake Terrace is a 35,000 square foot, three story building with a net book value of approximately $2.8 million at September 30, 2008. There are no retail deposit services at this location. This office, along with investment in the other branch offices (including land, buildings, and furniture, fixtures and equipment), totaled $10.9 million, or 4.63% of assets as of September 30, 2008. This represents a notable level of investment in fixed assets, reducing the level of interest earning assets on the balance sheet.

Over the past four and three-quarter years, 1st Security's funding needs have been largely addressed through retail deposits and internal cash flows, with supplemental funding provided by borrowings and retained earnings. From year end 2003 through September 30, 2008, the Bank's deposits decreased at an annual rate of 5.5%. The decline in deposits was most apparent in fiscal year 2005, and during the nine months ended September 30, 2008 (when deposits declined by $13.8 million). During this most recent period, the Bank allowed certain high cost deposit funds, primarily certificates of deposit ("CDs"), to be withdrawn as part of a funds management strategy. The Bank had attracted such high cost funds in early 2007 by offering certain rate specials on CD products. Deposits as a percent of assets ranged from a low of 79.4% at year end 2007 to a high of 87.9% at year end 2003. As of September 30, 2008, the Bank's deposits totaled $195.1 million or 83.3% of assets. In comparison to the deposit base of a traditional savings institution, the Bank maintains a relatively high concentration of deposits in core transaction and savings account deposits. Core deposits comprised 57.9% of the Bank's deposits at September 30, 2008, versus 51.8% of total deposits at year end 2007. The rollout of higher cost CDs in the most recent periods facilitated the increase in the concentration of core deposits comprising total deposits since year end 2007.

Since the conversion to a mutual savings bank charter in 2004, 1st Security has utilized funding with borrowings to support asset size and to manage funding costs and interest rate risk. Borrowings totaled $6.1 million, or 2.6% of assets, at September 30, 2008, following a paydown of borrowings after completing the residential loan sale in 2008. Borrowings, all of which are FHLB advances, reached a high of $19.8 million at December 31, 2007. The Bank's utilization of borrowings has been limited to fixed rate, fixed maturity characteristics and short-term overnight FHLB advances.

Since year end 2003, retention of earnings and the adjustment for accumulated other comprehensive income translated into an annual equity growth rate of 1.0%. The decline in assets over that same time period is evidenced in the increase of the equity-to-assets ratio from 10.3% at year end 2003 to 13.4% at September 30, 2008. All of the Bank's equity is tangible, and the Bank maintained surpluses relative to all of its regulatory capital requirements at September 30, 2008. The addition of stock proceeds will serve to strengthen the Bank's equity position, as well as support growth opportunities. The pro forma return of equity ("ROE") is expected to initially decline given the increased equity position.

Income and Expense Trends

Table 1.2 presents the Bank's income and expense trends over the past four and three-quarter years, with fiscal 2004 including three months of operations as a credit union. Earnings and profitability have declined over this period, from a high of $2.6 million, or 0.95% of average assets for fiscal 2004 to a loss of $4.1 million, or 1.64% of average assets for the 12 months ended September 30, 2008. Reported income has been affected by net gains or losses on sales (gains or loss on the sale of loans,

Table 1.2
1st Security Bank of Washington
Historical Income Statements

	For the Fiscal Year Ended December 31,								12 Months Ended	
	2004 (1)		2005		2006		2007		September 30, 2008	
	Amount ($000)	Pct(2) (%)	Amount ($000)	Pct(2) (%)	Amount ($000)	Pct(2) (%)	Amount ($000)	Pct(2) (%)	Amount ($000)	Pct(2) (%)
Interest Income	$17,491	6.35%	$16,223	6.41%	$16,951	6.53%	$17,619	6.83%	$17,313	6.85%
Interest Expense	(3,719)	-1.35%	(3,958)	-1.57%	(5,536)	-2.13%	(6,942)	-2.69%	(6,303)	-2.50%
Net Interest Income	$13,772	5.00%	$12,265	4.85%	$11,415	4.40%	$10,677	4.14%	$11,010	4.36%
Provision for Loan Losses	(2,050)	-0.74%	(1,358)	-0.54%	(246)	-0.09%	(578)	-0.22%	(1,516)	-0.60%
Net Interest Income after Provisions	$11,722	4.25%	$10,907	4.31%	$11,169	4.30%	$10,099	3.91%	$9,494	3.76%
Other Income	$3,240	1.18%	$2,517	1.00%	$3,319	1.28%	$3,358	1.30%	$3,284	1.30%
Operating Expense	(13,540)	-4.91%	(11,775)	-4.66%	(14,263)	-5.50%	(13,326)	-5.16%	(11,870)	-4.70%
Net Operating Income	$1,422	0.52%	$1,648	0.65%	$225	0.09%	$131	0.05%	$908	0.36%
Gain(Loss) on Sale of Other Assets	$0	0.00%	$272	0.11%	($13)	0.00%	($25)	-0.01%	($25)	-0.01%
Gain(Loss) on Sale of Loans	223	0.08%	80	0.03%	1,122	0.43%	32	0.01%	(311)	-0.12%
ALLL Reversal on Loan Sale/Specific Res.	0	0.00%	0	0.00%	0	0.00%	0	0.00%	(487)	-0.19%
Gain on VISA Stock Redemption	0	0.00%	0	0.00%	0	0.00%	0	0.00%	194	0.08%
Proceeds from Insurance Claim	0	0.00%	0	0.00%	485	0.19%	0	0.00%	0	0.00%
Termination of Def. Ben. Plan/Severances	0	0.00%	0	0.00%	0	0.00%	(2,024)	-0.78%	(2,024)	-0.80%
Investment Security Impairment	0	0.00%	0	0.00%	0	0.00%	(275)	-0.11%	(275)	-0.11%
Deferred Tax Asset Impairment	0	0.00%	0	0.00%	0	0.00%	(1,697)	-0.66%	(1,697)	-0.67%
Total Non-Operating Income/(Expense)	$223	0.08%	$352	0.14%	$1,594	0.61%	($3,989)	-1.55%	($4,625)	-1.83%
Net Income Before Tax	$1,645	0.60%	$2,001	0.79%	$1,819	0.70%	($3,858)	-1.49%	($3,717)	-1.47%
Income Tax Provision (Benefit) (3)	961	0.35%	(660)	-0.26%	(573)	-0.22%	(271)	-0.11%	(433)	-0.17%
Net Income (Loss)	$2,606	0.95%	$1,340	0.53%	$1,245	0.48%	($4,129)	-1.60%	($4,149)	-1.64%
Adjusted Earnings										
Net Income	$2,606	0.95%	$1,340	0.53%	$1,245	0.48%	($4,129)	-1.60%	($4,149)	-1.64%
Add(Deduct): Net Gain/(Loss) on Sale	(1,184)	-0.43%	(352)	-0.14%	(1,594)	-0.61%	3,989	1.55%	4,625	1.83%
Tax Effect (4)	403	0.15%	120	0.05%	542	0.21%	(1,356)	-0.53%	(1,572)	-0.62%
Adjusted Earnings	$1,825	0.66%	$1,108	0.44%	$194	0.07%	($1,496)	-0.58%	($1,097)	-0.43%
Expense Coverage Ratio (5)	101.7%		104.2%		80.0%		80.1%		92.8%	
Efficiency Ratio (6)	79.6%		79.7%		96.8%		94.9%		83.0%	
Effective Tax Rate (Benefit) (7)	-58.4%		33.0%		31.5%		7.0%		11.6%	

(1) Charter conversion from a credit union to a federal savings bank completed April 1, 2004; 12/31/04 data from audited financial statements not included in prospectus.
(2) Ratios are as a percent of average assets
(3) For 2004 incorporates tax benefit resulting from establishment of deferred tax assets & liabilities as well as taxable income following the charter conversion.
(4) Assumes a 34% effective tax rate for federal & state income taxes; for 2004 excludes tax benefit resulting from establishment of deferred tax assets & liabilities; for this
(5) Expense coverage ratio calculated as net interest income before provisions for loan losses divided by operating expenses
(6) Efficiency ratio calculated as operating expenses divided by the sum of net interest income before provisions for loan losses plus other income (excluding net gains)
(7) Based on reported financial statements

Source: Audited & unaudited financial statements & RP Financial calculations including a credit card receivables portfolio) as well as employee-related expenses such as the termination of the Bank's defined benefit plan and severance payments to former employees. Net interest income and operating expenses represent the primary components of the Bank's income statement. Other revenues for the Bank largely are derived from customer service fees and charges. Varying levels of loan loss provisions have been incurred in consequence to the consumer lending operations (which typically require establishment of reserves for expected loan chargeoffs), and, in 2008, due to the adverse classification of a single construction/land development loan.

The Bank's net interest income to average assets ratio declined from 5.00% during 2004 to 4.14% during 2007 and then increased to 4.36% for the 12 months ended September 30, 2008, with this ratio supported by the higher yield loan portfolio (which has a significant balance of higher yielding consumer and commercial loans), and a deposit base with a high proportion of lower cost core deposit funds. The decline in the net interest income ratio since fiscal 2004 is in part attributable to the sale of the higher yielding credit card receivables in fiscal 2006, higher cost of funding with borrowings over the 2004-2008 time period and the unfavorable yield curve in 2006 and 2007, which narrowed the yield-cost spread. More recently, the increase in the balances of commercial real estate and commercial business loans have supported the net interest income ratio. The Bank's interest rate spreads and yields and costs for the past two and three-quarter years are set forth in Exhibits I-3 and I-5.

Non-interest operating income ("other income") increased notably in 2006 as the Bank changed the various deposit, loan and other banking services fee structures to reflect more thrift-like operations. The non-interest operating income ratio is dependent upon the level of banking activities, with fees and charges on transaction deposit accounts constituting the primary source of non-interest income for the Bank. The significant contribution realized from service fees and charges to non-interest operating income is supported by the Bank's relatively high concentration of deposits maintained in transaction accounts. Since fiscal 2006, the level of such income has fluctuated reflecting the deposit and asset base of the Bank, and totaled $3.3 million, or 1.30% of average assets for the 12 months ended September 30, 2008, after reaching a high of $3.4 million, or 1.30% of average assets, for fiscal 2007.

Operating expenses represent the other major component of the Bank's income statement, ranging from a low of 4.66% of average assets during 2005 to a high of 5.16% of average assets for fiscal 2007, and totaling $11.9 million, or 4.70% of average assets for the 12 months ended September 30, 2008. Overall, the Bank's operating expenses reflect the staffing and operating costs associated with the branch office network and the consumer loan operations, which require a significant number of employees to support. Likewise, the higher staffing needs associated with generating and servicing the transaction and saving account deposits, which comprise a relatively high percentage of the Bank's deposit composition, have also been a factor. Upward pressure will be placed on the Bank's expense ratio following the stock offering, due to expenses associated with operating as a publicly-traded company, including expenses related to the stock benefit plans. At the same time, the increase in capital realized from the stock offering will increase the Bank's capacity to leverage operating expenses through pursuing a more aggressive growth strategy.

The increasing trend in the operating expense ratio since fiscal 2005 has not been offset by a higher net interest income ratio – accordingly, the expense coverage ratio (net interest income divided by operating expenses) has gradually declined such that the coverage ratio was 92.8% for the last 12 months. The relatively strong other income has supported the expense coverage ratio. 1st Security's efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of net interest income and other operating income) of 83.0% during the 12 months ended September 30, 2008 was less favorable than the 79.6% efficiency ratio maintained for fiscal 2004. Going forward, the Bank believes the efficiency ratio should improve with continued efforts to control operating expenses and reinvestment of the offering proceeds.

As noted earlier, loan loss provisions have historically been elevated due to the consumer lending operations, which typically require establishment of reserves to replace chargeoffs incurred. In addition, during the twelve months ended September

30, 2008, the Bank incurred a provision of $1.5 million in relation to a $2.7 million construction/development loan that was put on non-accrual status in July 2008, and booked a recovery on loan loss provisions of $270,000 relating to the residential mortgage loan sale. As of September 30, 2008, 1st Security maintained allowance for loan losses of $3,179,000, equal to 107.4% of non-accruing loans, 107.4% of non-performing assets, and 1.5% of net loans receivable. Exhibit I-6 sets forth the Bank's allowance for loan loss activity during the past two and three-quarter years.

Non-operating items have had a notable impact on the Bank's income statement in recent years. Net gains on the sale of loans (sales of 1-4 family fixed rate residential loans) have been relatively minor, with the exception of a $311,000 loss incurred in 2008 from the sale of residential mortgage loans mentioned earlier. In connection with this loan sale, 1st Security booked a $367,000 gain in the form of the capitalization of the mortgage servicing rights retained at the time the loans were sold. In fiscal 2006, the Bank sold its credit card loan portfolio, recognizing a $1.1 million gain on sale. Previously mentioned, the most recent 12 months include the defined employee benefit plan termination cost of $1.9 million and $0.1 million of severance costs. In addition, during the nine months ended September 30, 2008, the Bank recorded a net gain on a VISA stock sale redemption of $194,000, an impairment change of $275,000 based on an "other than temporary impairment" in the value of an investment security, and a charge of $1.7 million reflecting a full reserve against the Bank's net deferred tax asset balance. These items will be excluded from the Bank's income statement for the 12 months ended September 30, 2008 in the calculation of adjusted net income for valuation purposes.

The Bank's tax situation has been impacted by the benefit resulting from the charter conversion in 2004, and the varying levels of income or loss recorded since that point in time. For fiscal years 2005 and 2006, 1st Security recorded a tax liability in the range of 32% to 33%, while for fiscal 2007 and the latest 12 months, the net losses resulted in a tax liability of 7% and 12%. For fiscal 2007, the Bank eliminated the deferred tax asset carried on the books, based on direction from the independent accountants. The Bank's marginal effective statutory tax rate approximates 34%, and this is the rate utilized to calculate the net reinvestment benefit from the offering proceeds.

Interest Rate Risk Management

The Bank's balance sheet is liability-sensitive in the shorter-term and, thus, the net interest margin will typically be adversely affected during periods of rising and higher interest rates, as well as in the interest rate environment that prevailed during 2006 and the first half of 2007 in which the yield curve was inverted due to short-term interest rates increasing to levels that exceed the yields earned on longer-term Treasury bonds. As of June 30, 2008 (the latest date available) the Economic Value of Equity ("EVE") internal analysis indicated that a 2.0% instantaneous and sustained increase in interest rates would result in a 3.2% increase in the Bank's EVE (see Exhibit I-7).

The Bank pursues a number of strategies to manage interest rate risk, particularly with respect to seeking to limit the repricing mismatch between interest rate sensitive assets and liabilities. The Bank manages interest rate risk from the asset side of the balance sheet through outsourcing the fixed rate residential mortgage loan origination and funding function to a third party and diversifying into other types of lending beyond 1-4 family permanent mortgage loans which consist primarily of shorter term and adjustable rate loans. As of September 30, 2008, of the Bank's total loans receivable, ARM loans comprised 20 of those loans (see Exhibit I-8). However, the interest rate risk of the loan portfolio is moderated by the relatively short term consumer loan portfolio that carries terms to maturity of 3-5 years. On the liability side of the balance sheet, management of interest rate risk has been pursued through maintaining a high concentration of deposits in lower cost and less interest rate sensitive transaction and savings accounts. Transaction and savings accounts comprised 57.9% of the Bank's deposits at September 30, 2008. The infusion of stock proceeds will serve to further limit the Bank's interest rate risk exposure, as most of the net proceeds will be redeployed into interest-earning assets and the increase in the Bank's capital will lessen the proportion of interest rate sensitive liabilities funding assets.

Lending Activities and Strategy

Historically, the Bank's primary emphasis was the origination of consumer loans (primarily "fixture-secured" loans and automobile secured loans), 1-4 family residential first mortgages, and 2nd mortgage/home equity loan products. The consumer loans are primarily originated on an "indirect" basis, using home contractors or automobile dealers as loan sources. More recently, while maintaining the active indirect consumer lending program, the Bank has shifted its real estate lending focus to non-mortgage commercial business loans as well as commercial real estate loans. 1st Security has a historical strength in indirect and direct consumer lending, and has recently hired experienced management in the commercial lending area to manage this lending area. The planned change to increased commercial lending is expected to be conducted conservatively so that the strong credit risk profile is maintained. Such lending is expected to improve overall profitability, stability of earnings, increase the products per customer and increase the assets per employee (given the larger average loan size relative to indirect fixture secured and automobile loans). Details of the Bank's loan portfolio composition are shown in Exhibit I-9, while Exhibit I-10 provides details of the Bank's loan portfolio by contractual maturity date.

Consumer Lending

Consumer lending represents a significant and important historical activity for 1st Security, primarily reflecting the Bank's indirect lending through home improvement contractors and automobile dealers. As of September 30, 2008, consumer loans totaled \$119.6 million, or 56.1% of total loans. The Bank offers such loans since they tend to have shorter maturities and higher interest rates than mortgage loans. These loans are underwritten and originated by in-house personnel with rates and terms set by the Bank's internal loan policies and competitive factors. Bank sales personnel maintain relationships with dealers who originate loans based on pre-set loan criteria provided by the Bank to the dealers.

The consumer loan portfolio is dominated by indirect fixture-secured loans, whereby the Bank maintains business relationships with approximately 300 home improvement contractors and dealers throughout Washington, Oregon and Idaho, including heating, ventilation and air conditional contractors, roofing contractors, window contractors, general home contractors and other similar residential property related contracting firms. Approximately 10 dealers provide a substantial portion of the overall loan volume. The Bank receives loan applications from the dealers, and originates the loans based on pre-defined lending criteria provided to the dealers. Indirect home improvement loans totaled $71.2 million, or 59.5% of consumer loans as of September 30, 2008, reflecting approximately 10,000 loans with an average balance of $7,100. These loans typically have terms of 36 to 120 months and carry fixed rates of interest. Amortization schedules are generally straight-line. These loans earn a higher yield than other loans types in portfolio, with this advantage offset in part by the higher expense of maintaining the large number of loans in this portfolio.

1st Security also maintains an indirect automobile lending program throughout the northwestern U.S. region, with the portfolio totaling $28.1 million, or 23.5% of consumer loan balances at September 30, 2008. Approximately two-thirds of the portfolio is secured by used automobiles, and loans are extended for up to seven years with fixed rates of interest. Similar to the fixture-secured lending noted above, the Bank's long history of automobile lending has resulted in effective management of the higher credit risk of such lending, and the higher yields on such loans reflects the perceived risk profile.

The remaining portion of the consumer loan portfolio includes smaller balances of recreational vehicle loans, personal loans, boat loans, utility trailer loans and other miscellaneous loans. As of September 30, 2008, these loans totaled $20.3 million, equal to 17.0% of total consumer loans. Loans secured by boats and recreational vehicles typically have terms from five to 15 years and loan-to-value ratios of up to 100%. These loans are generally direct loans.

Commercial Real Estate Lending

1st Security's lending operations also include commercial real estate lending, given the higher yields, larger balances, shorter duration and prospective relationship potential. These loans are generally priced at a higher rate of interest, have larger balances and involve a greater risk profile than 1-4 residential mortgage loans. Often the payments on commercial real estate loans are dependent on successful operations and management of the property. The Bank will generally require and obtain loan guarantees from financially capable borrowers.

The Bank's commercial real estate portfolio (inclusive of a modest balance of multi-family loans) totaled $25.5 million as of September 30, 2008, or 12.0% of the Bank's loan portfolio. Both fixed- and adjustable-rate commercial real estate mortgage loans are offered, secured by a wide variety of commercial properties located primarily across the Puget Sound region, including retail centers, warehouses and office buildings. The variable rate loans are indexed to the prime rate of interest or a short-term LIBOR rate, with rates generally ranging from 0.5% below the prevailing index rate to 3.0% above the prevailing rate. Fixed rate commercial real estate loans are also originated with terms to maturity up to 10 years with up to 25 year amortization periods. Commercial real estate loans are originated at loan-to-value ratios ("LTV") generally not above 80%. In addition, personal guarantees are obtained from the primary borrowers on substantially all credits.

Commercial Business Lending

As of September 30, 2008, the Bank had $25.1 million of commercial business loans in portfolio, equal to 11.8% of total loans. The Bank originates commercial business loans to small- and mid-sized businesses located regionally, including loans to provide working capital and secured by accounts receivable, inventory or property, plant and equipment. These loans carry many of the same terms and conditions as described above for commercial real estate loans, including both fixed- and variable-rate, indexed to the prime rate or LIBOR, plus a margin. Loan fees in the range of 0.25% to 1.00% of the principal balance are generally charged at origination, depending on the credit quality and account relationships of the borrower. Some of the commercial business loans are lines of credit with terms of 12 months and are interest only during the term. Loan-to-value ratios for these types of loans are generally limited to 80%. The typical business loan customer has annual revenue of $0.5 million to $20.0 million.

2nd Mortgage/Home Equity Lending

1st Security has been active in 2nd mortgage and home equity lending, with the focus of such lending conducted in the geographic footprint served by the branches. The Bank originates home equity loans, consisting of loans with adjustable rates tied to the prime rate of interest with terms of up to 15 years and maximum combined LTV ratios of up to 95%, including any underlying first mortgage. 2nd mortgage loans are typically fixed rate, amortizing loans with terms of up to 15 years. Historically the Bank has priced these loans competitively in the local market area. Total 2nd mortgage/home equity loans equaled $18.4 million, or 8.6% of the loan portfolio, as of September 30, 2008.

Residential Real Estate Lending

1st Security has historically engaged in the origination of first mortgage loans secured by traditional 1-4 family residential owner-occupied property, with such loans both retained in portfolio and selectively sold into the secondary market, generally on a servicing retained basis. Past originations and portfolio balances of adjustable rate residential loans have been minimal due to customer preferences and competitive factors. As of September 30, 2008, residential mortgage loans equaled $7.0 million, or 3.3% of total loans, with adjustable rate loans totaling $942,000, or 13.5% of total residential first mortgage loans. The current balance of residential loans reflects the securitization into mortgage-backed securities ("MBS"), of $50.3 million of 1-4 family residential loans, and the subsequent sale of $48.6 million of these securities during the nine months ended September 30, 2008. The securitization and sale was completed in order to provide liquidity for operations, the payoff of a portion of the Bank's outstanding borrowings and for future lending activities, while at the same time reducing the Bank's investment in lower yielding long term residential loans.

Over the near term, the Bank intends to continue serving the local customer base demand for residential first mortgage loans through an outsourcing arrangement that has been in place since mid 2007. At that time, the Bank began outsourcing the residential lending activities to PHH Mortgage ("PHH"), Pittsburgh, Pennsylvania, under a private label arrangement whereby 1st Security refers the loan customer to PHH and receives a fee of approximately 40 basis points for the referral. PHH processes the entire loan application, performs the underwriting, and funds the loan, while 1st Security has the option to invest in the loan. PHH also conducts the servicing of the loan. Annual origination levels have ranged from $8 million to $20 million in recent years, and the Bank intends to continue this outsourcing arrangement into the future. This origination structure allows the Bank to devote additional internal resources to commercial and consumer lending. The private label outsourcing arrangement provides the ability for the Bank's name to remain active in the local residential lending market, while profitably conducting the limited volume of 1-4 family lending.

The Bank maintained loans serviced for others ("LSFO") of approximately $92 million as of September 30, 2008, with approximately one-half of this balance resulting from past sales of fixed rate mortgage loans on a servicing retained basis and the other half resulting from the recent loan securitization and sale. Through the outsourcing arrangement, the Bank offers 1-4 family loans up to a loan-to-value ("LTV") ratio of 90%, with private mortgage insurance ("PMI") being required for loans in excess of an 80% LTV ratio. The substantial portion of 1-4 family mortgage loans are secured by residences in the local market.

Construction/Land Loans

Construction and land lending has been modest over the last several years and totaled $17.6 million, or 8.2% of total loans, as of September 30, 2008. 1st Security originates in-market residential and commercial construction or land loans to shorten the average duration of assets, and support asset yields. Construction loans generally have variable rates of interest, terms of up to 2 years (but most typically 12 months) and LTV ratios up to 75%.

Exhibit I-11 provides a summary of the Bank's lending activities over the past two and three-quarter years. Lending volumes have fluctuated over this time period, with total loans originated reaching a high of $142.8 million during the 12 months ended

September 30, 2008, an increase from $139.4 million during fiscal 2007 and $86.8 million for fiscal 2006. Within the loan categories, commercial real estate and commercial business loans have shown the largest increase in volume, while most other lending volumes have trended lower in the most recent period. During the most recent 12 months, consumer and commercial real estate/business were two largest sources of total originations, accounting for 46.2% and 33.3% of originations, respectively. No loans were purchased during the past two and three-quarter years. Loan sales, consisting of 1-4 family fixed rate loans and consumer loans, totaled $36.8 million for the two and three-quarter year period ending September 30, 2008, equal to 11.2% of total originations.

Asset Quality

1st Security's lending operations, which have traditionally concentrated on consumer lending and residential real estate lending, have resulted in favorable credit quality measures in recent periods. However, a $2.7 million construction/development loan has been placed in non-accrual status as of September 30, 2008, increasing the asset quality ratios. The ratio of non-performing assets, consisting only of non accrual loans, as their was a zero balance of loans greater than 90 days delinquent and still accruing, peaked at $3.0 million, or 1.26% of assets at September 30, 2008, as shown in Exhibit I-12. The level of non-performing assets has increased since fiscal year 2007, from $184,000 of non-performing assets and 0.07% of assets, because of reasons mentioned above. By policy, delinquent consumer loans are generally charged off; otherwise, the level of non-performing loans would be higher historically.

To track the Bank's asset quality and the adequacy of valuation allowances, 1st Security has established detailed asset classification policies and procedures which are consistent with regulatory guidelines. Detailed asset classifications are reviewed quarterly by senior management and the Board. Pursuant to these procedures, when needed, the Bank establishes additional valuation allowances to cover anticipated losses in classified or non-classified assets. As of September 30, 2008, the Bank maintained valuation allowances of $3,179,000, equal to 1.51% of net loans receivable and 107.4% of non-accruing loans.

Funding Composition and Strategy

Deposits have consistently accounted for the major portion of the Bank's IBL and at September 30, 2008 deposits equaled 97.0% of total IBL. Exhibit I-13 sets forth the Bank's deposit composition for the past two and three-quarter years and Exhibit I-14 provides the interest rate and maturity composition of the certificate of deposit ("CD") portfolio at September 30, 2008. Transaction and savings account deposits constitute the largest portion of the Bank's deposit base, with the proportion of such deposits declining in 2007 as the Bank raised additional CD funds by offering favorable rates. In 2008, transaction and savings accounts increased as a proportion of total deposits as certain higher cost CDs were allowed to be withdrawn upon maturity. Transaction and savings account deposits equaled $112.9 million, or 57.9% of total deposits, at September 30, 2008, versus $114.1 million, or 55.7% of total deposits, at December 31, 2006. The largest portion of the core deposit base consists of money market accounts, which totaled $53.1 million, or 27.2% of total deposits.

The balance of the Bank's deposits consists of CDs, with 1st Security's current CD composition reflecting a higher concentration of short-term CDs (maturities of one year or less). As of September 30, 2008, the CD portfolio totaled $82.2 million, or 42.1% of total deposits, and 82.5% of the CDs were scheduled to mature in one year or less. As of September 30, 2008, jumbo CDs (balances exceeding $100,000) amounted to $25.8 million, or 31.4% of total CDs. The Bank maintained $8.1 million of brokered CDs as of September 30, 2008. As noted above, the balances of CDs in recent years has been affected by offering rates, which increases the attractiveness of those deposits relative to lower yielding transaction and savings account deposits.

Borrowings have served as an alternative funding source for the Bank to facilitate management of funding costs and interest rate risk. 1st Security maintained $5.9 million of FHLB advances at September 30, 2008 with a weighted average rate of 4.41%, which included either short-term overnight advances or advances that had fixed interest rates with maturity dates extending out several years. Exhibit I-15 provides further detail of the Bank's borrowings activities during the past two and three-quarter years. The overall level of borrowings has declined during 2008, reflecting the previously described residential loan sale, as the Bank utilized the cash received from the loan sale to payoff a majority of the outstanding borrowings.

Subsidiaries

1st Security currently has one inactive subsidiary, with an investment of $4,100 as of September 30, 2008.

Legal Proceedings

The Bank is not involved in any pending legal proceedings other than routine legal proceedings occurring in the ordinary course of business which, in the aggregate, are believed by management to be immaterial to the financial condition of the Bank.

II. MARKET AREA

Introduction

1st Security conducts operations out of the main office and 12 branches in the Puget Sound region of Washington. The main office is located in Mountlake Terrace, in Snohomish County, Washington. The branches extend to King and Pierce Counties to the south and Clallam and Kitsap Counties to the west. Descriptions of the Bank's office facilities are presented in Exhibit II-1.

The primary market area for business operations is the Seattle-Tacoma-Bellevue, WA Metropolitan Statistical Area (the "Seattle MSA"), while Kitsap County is part of the Bremerton-Silverdale Metropolitan Statistical Area (the "Bremerton-Silverdale MSA") and Clallam County is part of the Port Angeles, WA Micropolitan Statistical Area (the "Port Angeles Micro SA"). The overall region is typically known as the "Puget Sound" region. The population of the Seattle MSA was an estimated 3.4 million in 2008, approximately one-half of the state's population, representing a large population base for potential business. The more rural counties of Kitsap and Clallam County reported smaller populations for 2008, as compared to the counties in the Seattle MSA. The Seattle MSA has a well-developed urban area in the western portion of the state along Puget Sound, with the central and eastern portions remaining undeveloped, rural and mountainous.

The region has long experienced a relatively steady economy, not experiencing boom and bust time periods as has been common in other areas of the country. The regional economy has had a historical dependence on the aerospace industry which has had periods of strong growth and alternatively, reductions in activity. Over the past few years, growth rates have been steady and long-term growth trends are favorable as the market area continues to maintain a highly educated and motivated workforce, and the Puget Sound region remains a desirable place to live. In the most recent periods, similar to national trends, the Puget Sound region has begun to experience the issues related to home value declines, foreclosure rates, and other real estate related problems that are prevalent across most of the country.

Future growth opportunities for 1st Security depend on the growth and stability of the regional economy, demographic growth trends, and the nature and intensity of the competitive environment. These factors have been briefly examined in the following pages to help determine the growth potential that exists for the Bank and the relative economic health of 1st Security's market area. The growth potential and the stability provided by the market area have a direct bearing on the market value of the Bank, and will be factored into our valuation analysis accordingly.

National Economic Factors

The future success of 1st Security's operations is partially dependent upon various recent national and local economic trends. In assessing economic trends over the past few quarters, signs of the economy slipping into a recession continued to emerge in early-2008. January 2008 employment data showed a drop in payrolls for the first time since 2003, although the January unemployment rate dipped to 4.9% as the civilian labor force shrank slightly. January economic data also showed retailers continuing to experience a decline in sales. New home sales fell in January for a third straight month, pushing activity down to the slowest pace in nearly 13 years. Due to the ongoing housing slump, the Federal Reserve cut its economic growth forecast for 2008. Consumer confidence dropped sharply in February amid growing concerns of a forthcoming recession. Other data that indicated the economy was heading towards a recession included a decline in February manufacturing activity to a five-year low, and the number of homes entering foreclosure hit a record in the fourth quarter of 2007. February employment data showed a loss of jobs, although the unemployment rate dipped to 4.8%. Falling home prices spurred an increase in February existing home sales, although new home sales continued to decline in February. The weak housing market was further evidenced by a decrease in residential construction activity during February, which pushed the mark for decreased residential construction activity to a record 24 consecutive months. Manufacturing activity edged up slightly in March 2008, although the March reading still signaled that the manufacturing sector was still in contraction. March employment data showed a third straight month of job losses, with the unemployment rate increasing from 4.8% to 5.1%. The prolonged housing slump continued into March, with sales of new homes plunging to the slowest pace in over 16 years despite sharply lower prices. Sales and prices of existing homes were also down in March. Orders for durable goods dropped for the third consecutive month in March, providing further evidence that the economy was sliding into recession. Overall, the economy expanded at a 0.6% annual rate in the first quarter.

The economy lost jobs in April 2008, which was the fourth month in a row that the labor force shrank. However, employers cut far fewer jobs in April than in recent months and the unemployment rate dropped to 5.0% compared to 5.1% in March. Led by a decline in auto sales, retail sales dropped 0.2% in April which was a less significant decline than anticipated. Comparatively, the manufacturing sector struggled in April, as evidenced by a 0.7% decline in industrial output. Housing starts were higher in April compared to March, with the surprising increase supported by a sharp rise in multi-family construction. Existing home sales dropped for a ninth straight month in April, although new home sales unexpectedly showed a modest increase in April. Record foreclosures and delinquencies in the first quarter served to further depress home prices, with every major metropolitan area experiencing double digit declines in home prices from April 2007 to April 2008. The nation's unemployment rate jumped from 5.0% in April to 5.5% in May, the biggest monthly rise since 1986 with job losses totaling 49,000 in May. Comparatively, retail sales rose more than expected in May, reflecting the benefit of consumers spending their economic-stimulus checks. However, the outlook for retailers was less favorable, as consumer confidence for June tumbled to a 16-year low. First quarter GDP growth of 1% was slightly above the previous estimate, while existing home sales rose 2% in May.

At the start of the third quarter of 2008, June employment data showed that employers cut jobs for a sixth straight month in June and the June national unemployment rate held steady at 5.5%. Helped by tax-rebate sales, retailers, generally beat forecasts for June sales. Weakness in the economy continued to be reflected by a 2.6% decline in existing home sales from May to June and the Federal Reserve's "beige book" released in late-July showed that economic activity was weak across most of the U.S. July unemployment rose to a four-year high of 5.7%, as employers cut 51,000 jobs. The reduction in jobs was less than projected. Manufacturing activity was flat in July, as higher prices weighed on growth. Retail sales dropped 0.1% in July, the first decline in five months, as data reflected a sharp drop in auto sales. Existing home sales rose 3.1% in July from June, while housing starts fell 11% in July as inventories of unsold homes continued to increase. Personal income fell in July by the largest amount in three years and consumer spending slowed in July in light of the waning impact of the economic stimulus payments. August data generally showed a weakening economy, as a slowdown in consumer spending filtered into the broader economy. Job losses continued for an eighth consecutive month in August, with the August unemployment rate reaching a four and one-half year high of 6.1%. Housing starts and new home sales slumped to 17-year lows in August, while the average price of a new home sold in August dropped by 11.8% which was the largest one month drop on record. The slow down in the economy was further evidenced by a larger than expected decline in August durable-goods orders and second quarter GDP growth was revised downward from 3.3% to a 2.8% annual growth rate. More signs of the economy moving into a recession emerged in September, as manufacturing contracted in September and job losses continued to mount. Employers slashed jobs at the fastest rate in five years in September, marking the ninth consecutive month of job losses. The September unemployment rate held steady at 6.1%.

In terms of interest rates trends in recent quarters, a downward trend in long-term Treasury yields prevailed in early-2008 as economic data generally pointed towards an economy growing weaker. Interest rates declined further on news of a surprise 0.75% rate cut by the Federal Reserve a week before its scheduled rate meeting at the end of January, with the yield on the 10-year Treasury note dipping below 3.50%. Treasury yields edged slightly higher in the week before the Federal Reserve meeting. The Federal Reserve meeting at the end of January concluded with a second rate cut over a nine day period, as the target rate was cut by 0.5% to 3.0%. Interest rates stabilized during the first half of February, with more economic data pointing towards a recession, and then edged higher going into late-February on inflation worries fueled by a 0.4% jump in January consumer prices. More signs of a softening U.S. economy and renewed worries of the deepening credit crisis, which was highlighted by the collapse of investment banking firm Bear Stearns, pushed bond yields lower at the end of February and the first half of March. The yield on the 10-year Treasury dipped below 3.5% in mid-March. The Federal Reserve cut its target rate by 0.75% to 2.25% at its mid-March meeting, which along with renewed worries about the economy pushed Treasury yields lower heading into the second half of March. Treasury yields edged higher at the end of the first quarter, with the 10-year Treasury yield stabilizing around 3.5%.

Interest rates were fairly stable during the first half of April 2008, as economic data pointed towards the U.S. economy going into recession. Most notably, March employment data showed job losses for a third consecutive month and April consumer confidence dropped to a new low for the fourth month in a row. Economic data showing higher wholesale and consumer prices in March, along with an unexpected drop in weekly unemployment claims in late–April, pushed long-term Treasury yields higher in the second half of April. At the end of April, the Federal Reserve lowered its target rate by a quarter point to 2%. The rate cut was the seventh in eight months, although the Federal Reserve signaled that it may be ready for a pause with respect to further interest rate cuts. Long-term Treasury yields stabilized through most of May, as economic data provided mixed signals on the likelihood of the national economy going into recession. Inflation worries fueled by the steep decline in the dollar pushed interest rates higher in mid-June, with the yield on the 10-year Treasury note moving above 4% to 4.25%. Interest rates eased lower ahead of the late-June meeting of the Federal Reserve. The Federal Reserve kept its key short-term rate at 2% and suggested that its next move was likely to be a rate increase, which supported a further easing of long-term interest rates through the end of the second quarter.

The downward trend in long-term Treasury yields continued during the first half of July 2008, with the 10-year Treasury yield dipping to 3.84% in mid-July. A jump in June consumer prices pushed the 10-year Treasury yield back above 4.0 % during the second half of July, which was followed by a decline in long-term Treasury yields in late-July and early-August on weak economic data. Interest rates stabilized through mid-August, as the Federal Reserve held rates steady and suggested it would continue to balance the risk of rising prices and slower growth. Bonds rallied heading into late-

August on more concerns about the credit crunch hurting the financial sector and expectations of slower economic growth in the second half of the year.

Long-term Treasury yields stabilized during the first couple of week of September 2008 and then declined sharply as investors turned to the safety of Treasury bonds amid the turmoil on Wall Street. The yield on the 10-year Treasury note declined to a mid-September low of 3.41%. The mid-September meeting of the Federal Reserve concluded with keeping the short-term target rate at 2.0%, but hinted it was not ruling out future rate cuts amid the financial turmoil. With the announcement of the U.S. government's rescue plan to stabilize the nation's financial markets, bond prices dropped as investors moved back into stocks. Treasury bonds surged on news that the House of Representatives defeated the proposed rescue plan, as investors sought their relative safety. In late-September the yield on the 10-year Treasury note was in the 3.75% to 3.85% range. On September 29, 2008, the yield on the 10-year Treasury note declined from 3.83% to 3.63%. Comparatively, investors moved out of bonds in favor of stocks at the close of the third quarter, with the yield on the 10-year Treasury note moving back up to 3.85%. Weak economic data and growing fears of a recession pushed Treasury yields lower in early-October 2008. Following the emergency 0.5% rate cut by the Federal Reserve, long-term Treasury yields increased heading into mid-October. As of October 24, 2008, the bond equivalent yields for U.S. Treasury bonds with terms of one and ten years equaled 1.60% and 3.76%, respectively, versus comparable year ago yields of 3.91% and 4.36%. Exhibit II-2 provides historical interest rate trends.

<u>Market Area Demographics</u>

Table 2.1 presents information regarding the demographic and economic trends for the Bank's market area from 2000 to 2008 and projected through 2013, with additional data shown in Exhibit II-3. Data for the nation, the state of Washington and the Seattle MSA is included for comparative purposes. The size and scope of the market area is evidenced by the demographic data, which shows that as of 2008 the total population of the Seattle MSA was 3.389 million, approximately 51% of the state population. Most of the population base is concentrated along the western border of the

Table 2.1
1st Security Bank of Washington
Summary Demographic Data

	Year			Annual Growth Rate	
	2000	2008	2013	2000-2008	2008-2013
Population (000)					
United States	281,422	309,299	328,771	1.2%	1.2%
Washington	5,894	6,628	7,157	1.5%	1.5%
Seattle-Tacoma-Bellevue MSA	3,044	3,389	3,634	1.4%	1.4%
Snohomish County	606	701	771	1.8%	1.9%
King County	1,737	1,884	1,987	1.0%	1.1%
Pierce County	701	804	876	1.7%	1.7%
Clallam County	64	72	77	1.4%	1.5%
Kitsap County	232	248	257	0.8%	0.7%
Households (000)					
United States	105,480	116,305	123,933	1.2%	1.3%
Washington	2,271	2,566	2,774	1.5%	1.6%
Seattle-Tacoma-Bellevue MSA	1,197	1,343	1,444	1.5%	1.5%
Snohomish County	225	265	293	2.1%	2.0%
King County	711	779	823	1.1%	1.1%
Pierce County	261	299	327	1.7%	1.8%
Clallam County	27	31	34	1.6%	1.7%
Kitsap County	86	94	98	1.1%	0.8%
Median Household Income ($)					
United States	$42,164	$54,749	$64,042	3.3%	3.2%
Washington	45,770	60,823	70,528	3.6%	3.0%
Seattle-Tacoma-Bellevue MSA	51,488	69,612	82,255	3.8%	3.4%
Snohomish County	53,219	70,167	79,738	3.5%	2.6%
King County	53,383	75,634	88,393	4.5%	3.2%
Pierce County	45,197	57,938	71,821	3.2%	4.4%
Clallam County	36,481	46,354	53,386	3.0%	2.9%
Kitsap County	46,848	60,161	66,517	3.2%	2.0%
Per Capita Income ($)					
United States	$21,587	$28,151	$33,519	3.4%	3.6%
Washington	22,973	30,235	36,338	3.5%	3.7%
Seattle-Tacoma-Bellevue MSA	26,332	35,894	44,369	3.9%	4.3%
Snohomish County	23,417	32,041	38,625	4.0%	3.8%
King County	29,521	41,365	51,731	4.3%	4.6%
Pierce County	20,948	26,431	32,725	2.9%	4.4%
Clallam County	19,517	24,754	28,367	3.0%	2.8%
Kitsap County	22,317	27,978	32,335	2.9%	2.9%
2008 HH Net Income Dist. (%)	$0 to $25,000	$25,000-$50,000	$50,000-$100,000	$100,000+	
United States	21.08%	24.44%	34.84%	19.63%	
Washington	16.95%	23.31%	38.29%	21.45%	
Seattle-Tacoma-Bellevue MSA	13.39%	19.79%	39.09%	27.73%	
Snohomish County	11.18%	19.18%	41.93%	27.71%	
King County	12.79%	17.90%	38.11%	31.21%	
Pierce County	16.90%	25.26%	39.11%	18.73%	
Clallam County	24.50%	29.80%	36.17%	9.53%	
Kitsap County	15.70%	24.37%	39.66%	20.28%	
2008 Age Distribution(%)	0-14 Yrs.	15-34 Yrs.	35-54 Yrs.	55-69 Yrs.	70+ Yrs.
United States	20.1%	27.4%	28.8%	14.7%	9.1%
Washington	19.5%	27.7%	29.4%	15.0%	8.3%
Seattle-Tacoma-Bellevue MSA	19.1%	28.2%	31.0%	14.3%	7.5%
Snohomish County	21.1%	27.1%	31.3%	13.8%	6.7%
King County	17.8%	28.3%	31.7%	14.5%	7.8%
Pierce County	20.4%	28.8%	29.2%	14.1%	7.6%
Clallam County	15.4%	20.6%	25.7%	21.9%	16.4%
Kitsap County	19.4%	27.3%	29.1%	16.2%	8.1%

Source: SNL Financial, LC.

region, against Puget Sound, resulting in a relatively urban market area for 1st Security. Between 2000 and 2008 the annual population growth rate of the Seattle MSA was slightly lower than the state rate and slightly higher than the national rate, indicating a moderately growing area, with King County reporting the slowest growth rate and the more "suburban" counties of Pierce and Snohomish reporting higher growth rates. Clallam County also reported a population growth rate in line with Pierce and Snohomish Counties, although the small population base of Clallam County restricted the actual increase in population to a low level. Kitsap County reported the slowest growth rate, 0.8%, for the Bank's market area, which could be due to the United States Navy, as it is the largest employer in the county. In most comparative areas, growth in households has paralleled trends with respect to population, as household growth rates for King County increased at a 1.1% annual rate compared to higher rates for the other counties. The slower growth in King County reflects the more developed characteristic of western King County, which is one of the older regions in the state. Age distribution information in Table 2.1 illustrates that while most of the Seattle MSA population and Kitsap County have a similar distribution of younger and older residents as the nation, Clallam County contains a very high level of residents with ages above 55 years – 38.3% versus 23.3% of the state and 23.8% nationally. This reflects the growth of Clallam County, and in particular the area of Sequim, Washington, as a major retirement center. A large number of residents have retired to this area, drawn by the lower cost of living, the attractive lifestyle of the ocean and mountains nearby, and temperate weather conditions.

The 2008 median household income and per capita income levels in King and Snohomish Counties were higher than the state and national averages, while Pierce and Kitsap Counties reported income levels slightly below the Washington state average and Clallam County reported the lowest income levels. Additional data regarding market area income levels is presented in Exhibit II-4. King and Snohomish Counties contain a larger percentage of white-collar professional employment. For example, the King County (the highest income levels) median household income was 124% of the state average and 138% of the national average. Household income distribution patterns provide support for earlier statements regarding the nature of the

Bank's market as approximately 69% of King County households had income levels in excess of $50,000 annually in 2008 while the ratio was 60% for the state of Washington and 55% for the national average. In 2005, the city of Seattle was ranked as the most well educated city in the country, with the largest concentration of residents that hold college degrees. Seattle's relatively high income coupled with high education levels for a major city, results in King County placing among the 100 wealthiest counties in the United States, which will favorably influence demand for the products and services offered by financial services providers operating in the market.

Summary of Local Economy

The Puget Sound region is the largest business center in both the state of Washington and the Pacific Northwest. Currently, key elements of the economy are aerospace, military bases, clean technology, biotechnology, education, information technology, logistics, international trade and tourism. The region is well known for the long presence of The Boeing Corporation and Microsoft, two major industry leaders. The workforce in general is well-educated and strong in technology. Washington State's location with regard to the Pacific Rim, along with a deepwater port has made international trade a significant part of the regional economy (one in three jobs in Washington is tied to foreign exports). The Washington State ports handle 6% of all U. S. exports and 7% of all U.S. imports, and the top five trading partners with Washington State include Japan, Canada, China, Korea and Ireland. Tourism has also developed into a major industry for the area, due to the scenic beauty, temperate climate and easy accessibility.

King County, the location of the city of Seattle, has the largest employment base and overall level of economic activity. King County's largest employers include The Boeing Company, Microsoft Corporation, and the University of Washington. Companies that are headquartered in King County include Alaska Airlines, Amazon.com, Attachmate, Costco, Starbucks and Microsoft. Pierce County's economy is also well diversified with the presence of military related government employment (Fort Lewis Army Base, 39,000 employees, and McChord Air Force Base, 11,000 employees, along with health care (the Franciscan Health System, 3,900 employees and the Multicare

Health System, 3,200 employees). In addition, there is a large employment base in the economic sectors of shipping (the Port of Tacoma) and aerospace employment (Boeing). Snohomish County to the north has an economy based on aerospace employment (Boeing), military (the Everett Naval Station) along with additional employment concentrations in biotechnology, electronics/computers, and wood products. The state of Washington's largest private employers, including the number of employees, is provided in Table 2.2. Eight of the largest employers in the state are headquartered in King County.

Table 2.2
1st Security Bank of Washington
Major Private Employers in Washington

Employer	Employees
The Boeing Company	59,219
Microsoft Corporation*	28,007
University of Washington*	21,358
The Kroger Company	17,300
Alaska Airlines*	9,936
Starbucks Corporation*	8,806
Providence Health	8,499
Group Health Corporation	8,422
Washington Mutual, Inc.*	7,968
Weyerhaeuser Corporation*	7,700
Costco Wholesale Corporation*	6,526
Multicare Health Systems	5,500
Nordstroms Inc.*	5,349
Macy's Northwest	4,905
Safeway, Inc.	4,881
Haggen, Inc.	4,000
Safeco Corporation (To be Acquired by Liberty Mutual)	3,700
Swedish Health	3,583
Evergreen Healthcare	2,700

*Headquartered in King County

Sources: Puget Sound Business Journal Supplement.

The United States Navy is a key element for Kitsap County's stable economy with a growing number of companies in the technology, marine and manufacturing clusters contributing to continued economic growth. The United States Navy is of great importance to the county, with installations at Puget Sound Naval Shipyard, Naval Undersea Warfare Center Keyport, and Naval Base Kitsap (which comprises former NSB Bangor, and NS Bremerton). The largest private employers in the county are the Harrison Medical Center (657 full-time and 974 part-time), Wal-Mart (718 full-time and 289 part-time), and Port Madison Enterprises (698 full-time and 84 part-time).

Clallam County, operating in the separate region to the west of the Seattle MSA, has an employment base concentrated in the marine and forestry/forest resources sectors. In addition, the previously mentioned retirement-aged population has provided the need for additional resources in the areas of health care and elderly services. The largest employers in Clallam County include the Olympic Medical Center (584 full-time and 387 part-time), the Port Angeles School District (505 employees), Peninsula College (230 full-time and 243 part-time), Wal-Mart (425 employees), the Clallam Bay Corrections Center (419 employees), Clallam County Government (407 employees), Safeway (395 employees), 7 Cedars Casino (370 employees), the Sequim School District (324 employees), City of Port Angeles (257 employees), Forks Community Hospital (254 employees), and the Nippon Paper Industries (242 employees).

Employment data, presented in Table 2.3 on the next page, indicates that similar to many larger, developed areas of the country, services are the most prominent sector for the state of Washington and the five market area counties, comprising approximately 36% of total employment. The next largest component of the economy of the market area, on average, is government, at 19.6%, reflecting the military bases throughout the Bank's market area. Wholesale and retail trade, at 14.6% on average, was another large component of the market area, reflecting the trade employment in the ports of the Puget Sound region. Government employment was highest in Kitsap, Pierce, and Clallam Counties, reflecting the military bases previously mentioned, with such employment related to the presence of Boeing. Manufacturing employment is highest in Snohomish County, the location of Boeing's largest manufacturing and assembly plant, while information-related employment is highest in King County, due to the impact of Microsoft and other information technology employers. King County's levels of employment in the different sectors resembled that of the economy of Washington, which was provided for comparative purposes. This data indicates that the Seattle MSA, Clallam County, and Kitsap County have a relatively diversified economic base, such that a downturn in any one industry will likely not have a large impact on the regional economy. This diversification provides a level of stability that is a positive factor for financial institutions such as 1st Security.

Table 2.3
1st Security Bank of Washington
2006 Primary Market Area Employment Sectors
(Percent of Labor Force)

Employ. Sectors	Washington	King	Pierce	Snohomish	Clallam	Kitsap
Services	37.5%	41.1%	36.4%	33.2%	35.5%	35.7%
Wholesale/Retail Td	14.4	14.1	14.3	14.9	15.8	14.0
Government	15.6	11.3	22.3	13.9	19.5	31.1
Finance/Ins./RE	8.5	10.2	7.9	8.2	7.8	7.6
Manufacturing	7.8	8.0	5.4	16.0	5.1	1.7
Construction	6.9	6.0	8.1	9.1	8.7	6.4
Information	2.9	5.2	1.2	1.9	1.3	1.6
Transportation/ Util.	3.0	3.6	3.6	1.6	2.1	1.2
Farming	2.0	0.1	0.5	0.6	1.1	0.4
Other	1.5	0.4	0.5	0.6	3.1	0.3
	100.0%	100.0%	100.0%	100.0%	100.0%	100.00%

Source: REIS DataSource.

Unemployment Data and Trends

Table 2.4, provides unemployment data which shows that the unemployment rates in all comparative areas have increased through August 2008 from the annual average for 2007, paralleling the changes in the state and national unemployment rates. King, Snohomish, and Kitsap Counties reported unemployment rates lower than the state and national averages, while the unemployment rate for Washington was slightly lower than the national unemployment rate. The lower unemployment rates in Snohomish, King, and Kitsap Counties are reflective of the underlying strength of the local economy. Clallam County reported the highest unemployment rate, although the rate for a smaller, rural county can be impacted to a greater extent by changes in one large employer.

Table 2.4
1st Security Bank of Washington
Market Area Unemployment Trends

Region	2007 Annual Unemployment	August 2008 Unemployment
United States	4.6%	6.1%
Washington	4.5%	6.0%
Snohomish County	4.0%	5.1%
King County	3.7%	4.4%
Pierce County	4.7%	6.4%
Clallam County	5.9%	7.5%
Kitsap County	4.4%	5.7%

Source: U.S. Bureau of Labor Statistics.

Market Area Deposit Characteristics/Competition

Table 2.5 displays deposit market trends and deposit market share, respectively, for commercial banks and savings institutions in the market area from June 30, 2005 to June 30, 2008. Deposit growth trends are important indicators of a market area's current and future prospect's for growth. The table indicates that overall deposit growth rates in the Bank's market range from a low of 3.5% annually in Kitsap County over the past three years, compared to 10.3% annually in Snohomish County, 7.5% in King County, 4.4% annually in Clallam County, and 4.2% annually in Pierce County. The state of Washington deposits increased at a rate of 7.1% annually, with savings and loan associations declining in overall deposits, although part of this decline was due to a charter conversion by Sterling Savings Bank, of Spokane, to a commercial bank. Future growth will be facilitated by the large size of the market overall, the competitive environment and the ability of the Bank to attract deposits to one of its 13 locations.

As of June 30, 2008, 1st Security maintained relatively small deposit market shares in all three Seattle MSA counties, representative of the overall large size of the deposit base and indicating that future deposit gains and market share gains are possible. In the smaller markets of Clallam and Kitsap Counties, the Bank still reported relatively small market shares of 1.5% and 0.4%. The Bank only has one office location

Table 2.5
1st Security Bank of Washington
Deposit Summary

	As of June 30, 2005 Deposits	2005 Market Share	2005 Number of Branches	2008 Deposits	2008 Market Share	2008 No. of Branches	Deposit Growth Rate 2005-2008 (%)
	(Dollars in Millions)						
Washington	$91,469,300	100.0%	1,832	$112,330,698	100.0%	1,925	7.1%
Commercial Banks	66,454,329	72.7%	1,373	89,017,902	79.2%	1,539	10.2%
Savings Institutions	25,014,971	27.3%	459	23,312,796	20.8%	386	-2.3%
Institution Total							
1st Security Bank	$207,606	0.3%	13	$196,117	0.3%	13	-1.9%
Snohomish County	$7,237,523	100.0%	177	$9,701,141	100.0%	185	10.3%
Commercial Banks	5,008,887	69.2%	130	7,488,505	77.2%	148	14.3%
Savings Institutions	2,228,636	30.8%	47	2,212,636	22.8%	37	-0.2%
1st Security Bank	51,744	0.7%	5	65,134	0.7%	5	8.0%
King County	$43,562,788	100.0%	515	$54,066,920	100.0%	535	7.5%
Commercial Banks	32,673,506	75.0%	372	42,757,071	79.1%	400	9.4%
Savings Institutions	10,889,282	25.0%	143	11,309,849	20.9%	135	1.3%
1st Security Bank	68,835	0.2%	3	59,950	0.1%	3	-4.5%
Pierce County	$7,639,980	100.0%	194	$8,635,856	100.0%	207	4.2%
Commercial Banks	6,084,198	79.6%	149	7,032,832	81.4%	162	4.9%
Savings Institutions	1,555,782	20.4%	45	1,603,024	18.6%	45	1.0%
1st Security Bank	47,261	0.6%	3	39,384	0.5%	3	-5.9%
Clallam County	$1,278,357	100.0%	32	$1,455,152	100.0%	32	4.4%
Commercial Banks	499,868	39.1%	18	715,555	49.2%	20	12.7%
Savings Institutions	778,489	60.9%	14	739,597	50.8%	12	-1.7%
1st Security Bank	31,227	2.4%	1	21,979	1.5%	1	-11.0%
Kitsap County	$2,120,429	100.0%	70	$2,349,062	100.0%	76	3.5%
Commercial Banks	1,626,273	76.7%	57	1,890,779	80.5%	63	5.2%
Savings Institutions	494,156	23.3%	13	458,283	19.5%	13	-2.5%
1st Security Bank	8,539	0.4%	1	9,670	0.4%	1	4.2%

Source: FDIC.

in those counties, however. Since June 30, 2005, 1st Security has experienced a decrease in deposits at an annual rate of 1.9%. There were declines of the Bank's deposits in all of the market area counties except Snohomish and Kitsap Counties, where deposits increased by an 8.0% and 4.2% annual rate over the three year period. Snohomish County is where the Bank is headquartered and has the most branches, providing for a stronger market presence. These deposit trends have prompted management to consider options concerning the current branch office network and the Bank will continue to evaluate the branch office network for growth potential and geographic coverage.

As detailed in the data showing competitor deposits (see Table 2.6), significant competitors for the Bank consist of large nationwide and superregional banks, including Bank of America, Washington Mutual (merged with and into JP Morgan Chase Bank, NA in September 2008) and Key Bank, NA, all of which maintain a strong presence in the regional market. This factor, however, allows 1st Security to position itself as a community bank, locally owned and managed. Additionally, credit unions such as BECU are also formidable competitors.

<u>Summary</u>

The overall condition of the primary market area can be characterized as positive, with growth potential in King County and the other counties of the Seattle MSA, and Clallam and Kitsap Counties based on regional population and economic projections. The overall total population base within the Bank's market area provides the potential for additional banking customers. In addition, income levels are relatively high and growing in line with national averages, indicating an increasing amount of personal wealth for residents. Going forward, in view of the local demographic and economic trends and the numbers and types of competitors in the market area, the competition for deposits is expected to remain substantial, which will result in 1st Security having to pay competitive deposit rates, provide high quality service and continue to provide electronic banking capabilities to increase local market share.

Table 2.6
1st Security Bank of Washington
Market Area Counties Deposit Competitors

Location	Name
King County, WA	Bank of America (36.7%) US Bank NA (12.3%) Washington Mutual (11.6%) Wells Fargo Bank NA (8.6%) **1st Security (0.1%)**
Pierce County, WA	Columbia State Bank (17.3%) Keybank NA (15.8%) Bank of America, NA (13.2%) Washington Mutual Bank (9.8%) **1st Security (0.5%)**
Snohomish County, WA	Frontier Bank (18.2%) Washington Mutual (13.5%) Bank of America (12.5%) City Bank (8.6%) **1st Security (0.7%)**
Clallam County, WA	First FS&LA of Port Angeles(31.1%) Bank of America, NA (11.5%) Washington Mutual (9.9%) Westsound Bank (8.6%) **1st Security (1.5%)**
Kitsap County, WA	Kitsap Bank (18.6%) Bank of America, NA (17.3%) Washington Mutual (15.5%) Westsound Bank (11.1%) **1st Security (0.4%)**

Source: FDIC.

III. PEER GROUP ANALYSIS

This chapter presents an analysis of 1st Security's operations versus a group of comparable savings institutions (the "Peer Group") selected from the universe of all publicly-traded savings institutions in a manner consistent with the regulatory valuation guidelines. The basis of the pro forma market valuation of 1st Security is derived from the pricing ratios of the Peer Group institutions, incorporating valuation adjustments for key differences in relation to the Peer Group. Since no Peer Group can be exactly comparable to 1st Security, key areas examined for differences are: financial condition; profitability, growth and viability of earnings; asset growth; primary market area; dividends; liquidity of the shares; marketing of the issue; management; and effect of government regulations and regulatory reform.

Peer Group Selection

The Peer Group selection process is governed by the general parameters set forth in the regulatory valuation guidelines. Accordingly, the Peer Group is comprised of only those publicly-traded savings institutions whose common stock is either listed on a national exchange (NYSE or AMEX), or is NASDAQ listed, since their stock trading activity is regularly reported and generally more frequent than non-publicly traded and closely-held institutions. Institutions that are not listed on a national exchange or NASDAQ are inappropriate, since the trading activity for thinly-traded or closely-held stocks is typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value. We have also excluded from the Peer Group those companies under acquisition or subject to rumored acquisition, mutual holding companies and recent conversions, since their pricing ratios are subject to unusual distortion and/or have limited trading history. A recent listing of the universe of all publicly-traded savings institutions is included as Exhibit III-1.

Ideally, the Peer Group, which must have at least 10 members to comply with the regulatory valuation guidelines, should be comprised of locally- or regionally-based institutions with comparable resources, strategies and financial characteristics. There are approximately 120 publicly-traded institutions nationally and, thus, it is typically the case that the Peer Group will be comprised of institutions with relatively comparable characteristics. To the extent that differences exist between the converting institution and the Peer Group, valuation adjustments will be applied to account for the differences. Since 1st Security will be a fully public company upon completion of the offering, we considered only fully public companies to be viable candidates for inclusion in the Peer Group. From the universe of publicly-traded thrifts, we selected ten institutions with characteristics similar to those of 1st Security. In the selection process, we applied four "screens" to the universe of all public companies that were eligible for consideration:

- Screen #1 Washington institutions with assets less than $2 billion (In-state Peers). Four companies met the criteria for Screen #1 and all were included in the Peer Group.
- Screen #2 California institutions with assets less than $1 billion (Regional Peers). Two companies met the criteria for Screen #2 and both were included in the Peer Group.
- Screen #3 Western States institutions (Regional Peers). One company met the criteria for Screen #3 and was included in the Peer Group.
- Screen #4 Central Midwest institutions with assets between $250 and $500 million (Regional, Asset Size Peers). Three companies met the criteria for Screen #4 and both were included in the Peer Group.

Exhibit III-1 provides financial and public market pricing characteristics of all publicly-traded thrifts, while Exhibit III-2 provides financial and public market pricing characteristics of the Peer Group selection screens. Table 3.1 shows the general characteristics of each of the 10 Peer Group companies and Exhibit III-3 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies. While there are expectedly some differences between the Peer Group companies and 1st Security, we believe that the Peer Group companies, on average, provide a good basis for valuation subject to valuation adjustments. The following sections present a comparison of 1st Security's financial condition, income and expense trends, loan composition, credit risk and interest rate risk versus the Peer Group as of the most recent publicly available date.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.1
Peer Group of Publicly-Traded Thrifts
October 24, 2008

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat(1)	Total Assets(2)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
UWBK	United Western Bncp, Inc of CO (3)	NASDAQ	Denver, CO	Thrift	2,174	3	12-31	10/96	9.78	71
FFNW	First Fin NW, Inc of Renton WA (3)	NASDAQ	Renton, WA	Thrift	1,196	1	12-31	10/07	7.92	181
RVSB	Riverview Bancorp, Inc. of WA (3)	NASDAQ	Vancouver, WA	Thrift	885	18	03-31	10/97	5.03	55
RPFG	Rainier Pacific Fin Grp of WA (3)	NASDAQ	Tacoma, WA	Thrift	870	14	12-31	10/03	2.81	18
FPTB	First PacTrust Bancorp of CA (3)	NASDAQ	Chula Vista, CA	Thrift	825	9	12-31	08/02	9.78	42
TSBK	Timberland Bancorp, Inc. of WA (3)	NASDAQ	Hoquiam, WA	Thrift	664	22	09-30	01/98	5.55	38
FFFD	North Central Bancshares of IA (3)	NASDAQ	Fort Dodge, IA	Thrift	495	11	12-31	03/96	15.00	20
BYFC	Broadway Financial Corp. of CA (3)	NASDAQ	Los Angeles, CA	Thrift	391	4	12-31	01/96	5.96	10
LBCP	Liberty Bancorp, Inc. of MO (3)	NASDAQ	Liberty, MO	Thrift	343	6	09-30	07/06	8.60	34
FBSI	First Bancshares, Inc. of MO (3)	NASDAQ	Mntn Grove, MO	Thrift	249 M	11	06-30	12/93	15.49	24

NOTES: (1) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(2) Most recent quarter end available (E=Estimated, and P=Pro Forma).

Source: SNL Financial, LC.

Date of Last Update: 10/24/08

A summary description of the key comparable characteristics of each of the Peer Group companies relative to 1st Security's characteristics is detailed below.

- United Western Bancorp, Inc. of CO. Operating in the western state of Colorado, United Western reported a relatively low loans/assets ratio with higher investment securities on the balance sheet and the lowest equity/assets ratio of all Peer Group members. United Western's profitability was close to the Peer Group average with net interest income higher than with the Peer Group offset by higher operating expenses. United Western holds a considerable investment in mortgage-backed securities and commercial real estate/multi-family loans. Asset quality figures were generally more favorable than the Peer Group averages.
- First Financial NW, Inc. of WA. First Financial is a recently fully-converted Washington thrift that maintained the highest equity/assets ratio of all Peer Group members, and low use of borrowings. First Financial's profitability for the most recent 12 months was affected by establishment of a foundation at conversion, and reserves taken for asset quality issues. Profitability is supported by a low level of core operating expenses. The loan portfolio is diversified into construction and commercial real estate/multi-family loans. Asset quality ratios were less favorable than the Peer Group averages, although loan chargeoffs were lower.
- Riverview Bancorp, Inc. of WA. Riverview reported a high level of loans/assets and a high level of deposit funding, along with the highest level of intangible assets of all Peer Group members. Riverview's profitability exceeded the Peer Group average due to higher asset yields and higher non-interest income. Riverview reported the lowest investment in 1-4 family mortgage loans, with loans concentrated in construction, commercial real estate/multi-family and commercial business loans, resulting in the highest risk-weighted assets-to-assets ratio. Riverview's asset quality ratios on balance were somewhat less favorable than the Peer Group averages.
- Rainier Pacific Financial Group, Inc. of WA. Rainier Pacific maintains a greater wholesale leveraging strategy than the other Peer Group members (using borrowings to fund investments). Reporting an equity/assets ratio below 9%, Rainier Pacific's ROA was similar to the Peer Group median as higher than average operating expenses were offset by higher non-interest income. Lending diversification into commercial real estate/multi-family loans was the second highest of all Peer Group companies resulting in a higher than average risk-weighted assets-to-assets ratio despite the high level of investments. Rainier Pacific also maintained a relatively large loan servicing portfolio. Asset quality ratios were in line with Peer Group averages.
- First PacTrust Bancorp, Inc. of CA. First PacTrust reported the highest loans/assets ratio of the Peer Group and its funding mix was in line with Peer Group averages. First PacTrust's modest profitability was due to lower yields on earning assets and higher costs of funds, along with lower non-interest income despite lower operating expenses. First PacTrust's lending operations were

concentrated in residential lending, with some diversification into commercial real estate/multi-family loans. Asset quality ratios were less favorable than Peer Group averages.

- Timberland Bancorp, Inc. of Hoquiam, WA. Timberland maintained an equity/assets ratio above 11% and recorded relatively strong investment in loans receivable, funded to a greater extent with deposits in comparison to the Peer Group. Reporting profitability above the Peer Group average, Timberland's ROA was enhanced through a lower interest expense ratio and higher levels of non-interest income. The loan portfolio showed diversification in construction loans and commercial real estate/multi-family loans. Timberland reported a relatively large loans serviced for others portfolio and mortgage servicing rights asset. Credit quality measures were on balance similar to the Peer Group with a lower level of loan chargeoffs.

- North Central Bancshares, Inc. of IA. North Central maintains a strong loans/assets ratio and a funding composition similar to the Peer Group average. Assets declined for the most recent 12 month period. Profitability was somewhat lower than the Peer Group average, as a lower net interest income ratio was offset in part by higher non-interest income. The loan portfolio was concentrated into 1-4 family residential loans and commercial real estate/multifamily loans. Asset quality ratios were more favorable than the Peer Group overall.

- Broadway Financial Corp. of CA. One of the two California Peer Group members, Broadway maintains a strong loans/assets ratio and relies more on borrowings to fund operations. Reporting the highest asset growth rate of the Peer Group, Broadway also had a leveraged tangible equity position. Profitability was in line with the Peer Group, and was due to a higher than average net interest income ratio and lower levels of provisions for loan losses. The loan portfolio was concentrated into commercial real estate/multifamily loans. Asset quality ratios were more favorable than the Peer Group overall.

- Liberty Bancorp, Inc. of MO. Liberty reported a relatively high level of investments in the earning asset portfolio, and maintained an equity/assets ratio of approximately 13%. Reporting modest asset growth, Liberty recorded profitability in line with the Peer Group median, with profits supported by modestly lower operating expenses. Loan diversification included a strong level of construction, commercial real estate/multi-family and commercial business lending. Asset quality ratios were generally in line with Peer Group averages.

- First Bancshares, Inc. of MO. The smallest Peer Group member with a similar asset size and resources as 1st Security, First Bancshares reported a high level of investment in cash and investment securities and low use of borrowings. Net income was lower than the Peer Group average, due in part to higher than average operating expenses. Investment in MBS and 1-4 family residential loans was higher than Peer averages, with some diversification into commercial real estate loans. First Bancshares also reported asset quality ratios that were generally in line with the Peer Group overall.

In aggregate, the Peer Group companies maintained a higher level of capital as the industry average (10.12% of assets versus 9.56% for all public companies), generated higher earnings as a percent of average assets (0.53% ROAA versus 0.46% for all public companies), and earned a higher ROE (4.76% ROE versus 3.68% for all public companies). Overall, the Peer Group's average P/B ratio and average P/E multiple were below the respective medians for all publicly-traded thrifts.

	All Fully-Conv. Publicly-Traded	Peer Group
Financial Characteristics (Medians)		
Assets ($Mil)	$877	$744
Market capitalization ($Mil)	$54	$48
Equity/assets (%)	9.56%	10.12%
Return on average assets (%)	0.46	0.53
Return on average equity (%)	3.68	4.76
Pricing Ratios (Medians)(1)		
Price/earnings (x)	12.52x	7.93x
Price/book (%)	68.18%	54.83%
Price/assets (%)	6.61	5.44

(1) Based on market prices as of October 24, 2008.

Ideally, the Peer Group companies would be comparable to 1st Security in terms of all of the selection criteria, but the universe of publicly-traded thrifts does not provide for an appropriate number of such companies. However, in general, the companies selected for the Peer Group were fairly comparable to 1st Security, as will be highlighted in the following comparative analysis.

Financial Condition

Table 3.2 shows comparative balance sheet measures for 1st Security and the Peer Group, reflecting the expected similarities and some differences given the selection procedures outlined above. The Bank's ratios reflect balances as of September 30, 2008 and the Peer Group's ratios reflect balances as of June 30, 2008, unless indicated otherwise for the Peer Group companies. 1st Security's equity-to-assets ratio of 13.4% was above the Peer Group's average net worth ratio of 10.9%.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of June 30, 2008

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital		
	Cash & Equivalents	MBS & Invest	BOLI	Loans	Deposits	Borrowed Funds	Sub. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
1st Security Bancorp Inc of WA																				
September 30, 2008	1.5	3.7	0.0	89.6	83.3	2.6	0.0	13.4	0.0	13.4	-10.01	-23.66	-8.75	-10.06	-12.17	-7.51	-7.51	13.28	13.28	14.28
All Public Companies																				
Average	3.4	19.9	1.3	71.0	66.5	20.0	0.6	11.8	1.0	10.9	8.35	0.12	9.78	4.00	21.87	-1.41	-2.70	10.38	10.26	16.23
Medians	2.4	16.7	1.4	72.9	67.6	18.8	0.0	10.0	0.1	9.2	7.19	-0.75	8.80	1.66	14.91	-0.36	-0.61	8.87	8.80	13.47
State of WA																				
Averages	1.9	11.2	0.7	81.1	64.3	20.8	0.5	13.6	1.5	12.2	7.24	-22.75	12.95	-0.68	2.06	-4.25	-7.16	11.57	11.57	15.66
Medians	1.4	15.3	0.2	80.3	63.9	15.9	0.0	11.3	1.2	9.8	6.35	-25.19	15.10	0.74	-6.17	-3.33	-6.72	10.27	10.27	12.98
Comparable Group																				
Averages	2.6	12.0	1.3	79.7	67.8	19.8	0.6	10.9	0.7	10.2	5.51	-20.98	11.24	-2.96	16.94	-3.58	-3.90	9.89	9.89	14.01
Medians	2.1	12.1	1.4	82.1	67.2	19.7	0.0	10.1	0.2	9.1	6.33	-20.29	10.96	-3.51	-6.44	-2.89	-2.89	9.74	9.74	12.81
Comparable Group																				
BYFC Broadway Financial Corp. of CA	1.8	9.0	0.6	86.4	65.1	26.4	1.5	5.9	0.0	5.9	22.89	-4.20	27.83	10.94	69.04	10.15	10.15	7.71	7.71	11.11
FBSI First Bancshares, Inc. of MO(1)	6.8	19.0	2.4	67.5	79.6	9.0	0.0	11.0	0.1	10.9	3.07	-7.74	8.92	5.34	-14.26	3.12	3.34	10.05	10.05	16.42
FFNW First Fin NW, Inc of Renton WA(3)	0.8	15.3	0.2	80.3	63.9	9.2	0.0	26.2	1.2	25.1	9.20	-20.50	16.89	-26.26	NM	NM	NM	16.30	16.30	25.64
FPTB First PacTrust Bancorp of CA	1.6	1.0	2.1	93.6	68.5	21.1	0.0	9.8	0.0	9.8	7.22	-43.25	9.99	-3.05	78.46	-2.89	-2.89	9.33	9.33	12.99
LBCP Liberty Bancorp, Inc. of MO	2.8	16.1	2.4	73.9	65.9	20.9	0.0	12.7	0.0	12.7	4.26	-20.08	9.25	-7.13	NM	-11.08	-11.08	11.10	11.10	14.50
FFFD North Central Bancshares of IA	2.4	4.9	1.0	86.1	72.0	18.5	0.0	8.3	1.0	7.3	-6.76	2.56	-9.33	-3.97	-18.71	-1.66	-1.88	7.22	7.22	10.81
RPFG Rainier Pacific Fin Grp of WA	1.4	16.7	0.0	75.3	53.3	37.5	0.0	8.7	0.4	8.3	-3.78	-27.36	2.59	0.74	-6.17	-15.97	-16.75	10.12	10.12	12.62
RVSB Riverview Bancorp, Inc. of WA	3.2	2.3	1.6	86.3	71.1	15.0	2.6	10.4	2.9	7.5	6.32	-49.54	15.10	-9.07	NM	-7.72	-10.28	9.43	9.43	11.03
TSBK Timberland Bancorp, Inc. of WA	3.5	5.9	1.9	83.9	72.3	15.9	0.0	11.3	1.0	10.3	6.35	-25.19	11.93	10.71	-6.70	1.06	1.55	10.41	10.41	13.33
UWBK United Western Bncp, Inc of CO	1.7	29.3	1.1	63.8	65.9	24.1	1.9	4.8	0.0	4.8	6.38	-14.54	19.25	-7.87	NM	-7.25	-7.25	7.24	7.24	11.62
State of WA																				
FFNW First Fin NW, Inc of Renton WA(3)	0.8	15.3	0.2	80.3	63.9	9.2	0.0	26.2	1.2	25.1	9.20	-20.50	16.89	-26.26	NM	NM	NM	16.30	16.30	25.64
RPFG Rainier Pacific Fin Grp of WA	1.4	16.7	0.0	75.3	53.3	37.5	0.0	8.7	0.4	8.3	-3.78	-27.36	2.59	0.74	-6.17	-15.97	-16.75	10.12	10.12	12.62
RVSB Riverview Bancorp, Inc. of WA	3.2	2.3	1.6	86.3	71.1	15.0	2.6	10.4	2.9	7.5	6.32	-49.54	15.10	-9.07	NM	-7.72	-10.28	9.43	9.43	11.03
TSBK Timberland Bancorp, Inc. of WA	3.5	5.9	1.9	83.9	72.3	15.9	0.0	11.3	1.0	10.3	6.35	-25.19	11.93	10.71	-6.70	1.06	1.55	10.41	10.41	13.33
WFSL Washington Federal, Inc. of WA	0.6	15.7	0.0	79.9	60.8	26.4	0.0	11.6	1.9	9.8	18.12	8.84	18.26	20.47	19.06	5.63	-3.16	NA	NA	NA

(1) Financial information is for the quarter ending March 31, 2008.
(3) Growth rates have been annualized from available financial information.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

The Bank's pro forma capital position will increase with the addition of stock proceeds, providing the Bank with an equity-to-assets ratio that will further the Peer Group's ratio. Tangible equity-to-assets ratios for the Bank and the Peer Group equaled 13.4% and 10.2%, respectively. The increase in 1st Security's pro forma capital position will be favorable from a risk perspective and in terms of future earnings potential that could be realized through leverage and lower funding costs. At the same time, the Bank's higher pro forma capitalization will initially depress return on equity. Both 1st Security's and the Peer Group's capital ratios reflected capital surpluses with respect to the regulatory capital requirements, with the Bank's ratios currently exceeding the Peer Group's ratios. On a pro forma basis, the Bank's regulatory surpluses will become more significant.

The interest-earning asset compositions for the Bank and the Peer Group were somewhat similar, with loans constituting the bulk of interest-earning assets for both. The Bank's loans-to-assets ratio of 89.6% was above the comparable Peer Group ratio of 79.7%. Comparatively, the Bank's cash and investments-to-assets ratio of 4.8% was below the comparable ratio for the Peer Group of 14.6%. Overall, 1st Security's interest-earning assets amounted to 94.4% of assets, which was lower than the comparable Peer Group ratio of 95.6%, which included a modest level of bank-owned life insurance. The Bank's higher than average investment in fixed assets reduced 1st Security's level of interest earning assets.

1st Security's funding liabilities reflected a funding strategy that was somewhat different than that of the Peer Group's funding composition. The Bank's deposits equaled 83.3% of assets, which was above the Peer Group's ratio of 67.8%. Comparatively, the Peer Group maintained a higher level of borrowings than the Bank, as indicated by borrowings-to-assets ratios of 20.4% and 2.6% for the Peer Group and 1st Security, respectively. Total interest-bearing liabilities maintained by the Bank and the Peer Group, as a percent of assets, equaled 85.9% and 87.6%, respectively. Following the increase in capital provided by the net proceeds of the stock offering, the Bank's ratio of interest-bearing liabilities as a percent of assets will continue to be less than the Peer Group's ratio.

A key measure of balance sheet strength for a thrift institution is its IEA/IBL ratio. Presently, the Bank's IEA/IBL ratio is slightly higher than the Peer Group's ratio, based on IEA/IBL ratios of 109.9% and 109.1%, respectively. The additional capital realized from stock proceeds should serve to provide 1st Security with an IEA/IBL ratio that continues to exceed the Peer Group ratio, as the increase in capital provided by the infusion of stock proceeds will serve to lower the level of interest-bearing liabilities funding assets and will be primarily deployed into interest-earning assets.

The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items. 1st Security's growth rates are based on annual growth rates for the twelve months ended September 30, 2008, while the Peer Group's growth rates are based on annual growth rates for the twelve months ended June 30, 2008 or the most recent period available. 1st Security recorded an asset decline of 10.0%, which was lower than the Peer Group's asset growth rate of 5.5%. The asset shrinkage for 1st Security was caused by the recent sale of 1-4 family residential loans, evident in the 8.8% decrease in loans receivable. The asset growth for the Peer Group resulted in an 11.2% increase in loans, which was in part funded by a 21.0% reduction in cash and investments and a 16.9% increase in borrowed funds. The Peer Group's deposits declined at a rate of 3.0% over the period examined, while 1st Security's deposits declined at an annual rate of 10.1%.

Reflecting the recent losses, the Bank's equity decreased at a 7.5% annual rate, versus a 3.6% decrease in equity balances for the Peer Group. The Peer Group's equity reduction was furthered by dividend payments as well as stock repurchases, while the Bank's equity reduction was all due to the net losses incurred through operations. The increase in equity realized from stock proceeds will likely depress the Bank's equity growth rate initially following the stock offering. Dividend payments and stock repurchases, pursuant to regulatory limitations and guidelines could also potentially slow the Bank's equity growth rate in the longer term following the stock offering.

Income and Expense Components

Table 3.3 displays statements of operations for the Bank, for the twelve months ended September 30, 2008, and the Peer Group, with the income ratios based on earnings for the twelve months ended June 30, 2008, unless otherwise indicated for the Peer Group companies. 1st Security reported a net loss of 1.64% of average assets for the 12 months ended June 30, 2008, compared to a net income to average assets ratio of 0.42% for the Peer Group. A higher level of operating expenses and higher net non-operating losses largely accounted for the Bank's operating loss, with this loss moderated by higher net interest income and higher non-interest income.

The Bank's stronger net interest income ratio was realized through maintenance of a higher interest income ratio and a lower interest expense ratio. 1st Security maintained a higher interest income ratio than the Peer Group, which was supported by greater loan diversification that provided for a higher overall yield earned on interest-earning assets (7.64% versus 6.62% for the Peer Group). The Bank's lower interest expense ratio was realized through maintaining a lower cost of funds (3.20% versus 3.47% for the Peer Group), which was supported by the Bank's more favorable funding composition in terms of maintaining a higher concentration of deposits, particularly lower costing core deposits, and a lower concentration of borrowings relative to the Peer Group's measures. The Bank's higher equity/assets ratio also limited the level of interest expense in comparison to the Peer Group. Overall, 1st Security and the Peer Group reported net interest income to average assets ratios of 4.36% and 3.19%, respectively.

In another key area of core earnings strength, the Bank maintained a higher level of operating expenses than the Peer Group. For the period covered in Table 3.3, the Bank and the Peer Group reported operating expense to average assets ratios of 4.70% and 2.88%, respectively. Consistent with the Bank's higher operating expense ratio, 1st Security maintained a comparatively higher number of employees relative to its asset size. Assets per full time equivalent employee equaled $2.0 million for the Bank, versus a comparable measure of $5.8 million for the Peer Group. The Bank's comparatively larger employee base relative to its asset size was viewed to be in part attributable to

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.3
Income as a Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the Twelve Months Ended June 30, 2008

	Net Income	Net Interest Income: Income	Net Interest Income: Expense	Net Interest Income: NII	Net Interest Income: Loss Provis. on IEA	NII After Provis.	Other Income: Loan Fees	Other Income: R.E. Oper.	Other Income: Other Income	Total Other Income	G&A/Other Exp.: G&A Expense	G&A/Other Exp.: Goodwill Amort.	Non-Op. Items: Net Gains	Non-Op. Items: Extrao. Items	Yields, Costs, and Spreads: Yield On Assets	Yields, Costs, and Spreads: Cost Of Funds	Yields, Costs, and Spreads: Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
1st Security Bancorp Inc of WA																			
September 30, 2008	-1.64	6.85	2.50	4.36	0.60	3.76	0.00	0.00	1.30	1.30	4.70	0.00	-1.83	0.00	7.64	3.20	4.44	2,003	11.60
All Public Companies																			
Averages	0.23	5.72	3.01	2.70	0.38	2.33	0.03	-0.02	0.65	0.66	2.54	0.07	-0.01	0.00	6.07	3.49	2.58	5,801	32.39
Medians	0.42	5.66	3.06	2.71	0.14	2.51	0.00	0.00	0.49	0.49	2.51	0.00	0.00	0.00	5.97	3.54	2.65	4,906	32.64
State of WA																			
Averages	0.64	6.46	3.17	3.28	0.37	2.91	0.04	0.02	0.56	0.62	2.49	0.02	-0.04	0.00	6.84	3.72	3.12	7,723	42.48
Medians	0.74	6.32	3.32	3.00	0.41	2.89	0.01	0.00	0.92	0.92	3.05	0.03	0.04	0.00	6.70	3.70	3.00	4,146	40.88
Comparable Group Average																			
Averages	0.42	6.22	3.04	3.19	0.40	2.79	0.05	-0.01	0.71	0.75	2.88	0.01	-0.03	0.00	6.62	3.47	3.15	5,775	37.44
Medians	0.54	6.18	3.18	3.07	0.36	2.75	0.01	0.00	0.77	0.90	2.96	0.00	0.04	0.00	6.70	3.65	3.10	4,562	34.68
Comparable Group																			
BYFC Broadway Financial Corp. of CA	0.58	6.65	3.13	3.53	0.13	3.40	0.00	0.00	0.34	0.34	2.87	0.00	0.01	0.00	6.85	3.37	3.48	4,944	34.68
FBSI First Bancshares, Inc. of MO(1)	0.12	6.10	3.23	2.87	0.30	2.57	0.00	0.00	0.96	0.96	3.44	0.02	0.09	0.00	6.80	3.65	3.15	2,184	26.10
FFNW First Fin NW, Inc of Renton WA	-0.09	5.96	3.35	2.60	0.47	2.13	0.02	0.00	0.03	0.05	2.47	0.00	0.07	0.00	6.18	4.37	1.81	15,141	60.94
FPTB First PacTrust Bancorp of CA	0.06	5.72	3.30	2.42	0.96	1.46	0.00	-0.01	0.31	0.30	1.72	0.00	-0.03	0.00	5.95	3.72	2.24	8,330	NM
LBCP Liberty Bancorp, Inc. of MO	0.57	6.26	3.12	3.14	0.52	2.61	0.02	-0.08	0.62	0.57	2.51	0.00	0.11	0.00	6.69	3.65	3.04	4,180	26.80
FFFD North Central Bancshares of IA	0.35	5.91	3.41	2.50	0.15	2.35	0.00	0.01	1.42	1.43	2.77	0.00	-0.38	0.00	6.28	3.76	2.52	6,346	44.95
RPFG Rainier Pacific Fin Grp of WA	0.50	6.32	3.32	3.00	0.11	2.89	0.14	0.00	0.94	1.09	3.22	0.03	0.05	0.00	6.70	3.70	3.00	4,146	41.34
RVSB Riverview Bancorp, Inc. of WA	0.77	6.89	2.85	4.04	0.66	3.38	0.01	0.00	0.97	0.99	3.22	0.02	0.04	0.00	7.53	3.24	4.29	3,277	33.88
TSBK Timberland Bancorp, Inc. of WA	0.74	6.80	2.65	4.15	0.41	3.74	0.00	0.00	0.92	0.92	3.05	0.04	-0.34	0.00	7.29	3.01	4.27	2,573	40.88
UWBK United Western Bncp, Inc of CO	0.57	5.62	1.99	3.63	0.24	3.38	0.26	0.00	0.63	0.89	3.56	0.00	0.07	0.00	5.90	2.19	3.72	6,628	27.42
State of WA																			
FFNW First Fin NW, Inc of Renton WA	-0.09	5.96	3.35	2.60	0.47	2.13	0.02	0.00	0.03	0.05	2.47	0.00	0.07	0.00	6.18	4.37	1.81	15,141	60.94
RPFG Rainier Pacific Fin Grp of WA	0.50	6.32	3.32	3.00	0.11	2.89	0.14	0.00	0.94	1.09	3.22	0.03	0.05	0.00	6.70	3.70	3.00	4,146	41.34
RVSB Riverview Bancorp, Inc. of WA	0.77	6.89	2.85	4.04	0.66	3.38	0.01	0.00	0.97	0.99	3.22	0.02	0.04	0.00	7.53	3.24	4.29	3,277	33.88
TSBK Timberland Bancorp, Inc. of WA	0.74	6.80	2.65	4.15	0.41	3.74	0.00	0.00	0.92	0.92	3.05	0.04	-0.34	0.00	7.29	3.01	4.27	2,573	40.88
WFSL Washington Federal, Inc. of WA	1.25	6.31	3.68	2.63	0.22	2.41	0.00	0.11	-0.07	0.04	0.50	0.03	0.00	0.00	6.51	4.26	2.24	13,480	35.37

(1) Financial information is for the quarter ending March 31, 2008.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

the Bank's relatively larger branch office network in comparison to overall asset size, the consumer loan portfolio which requires more staffing to maintain, and the higher concentration of deposits funding assets, which included a relatively high level of more service intensive transaction account deposits. On a post-offering basis, the Bank's operating expenses can be expected to increase with the addition of stock benefit plans and certain expenses that result from being a publicly-traded company, with such expenses already impacting the Peer Group's operating expenses. At the same time, 1st Security's capacity to leverage operating expenses will be greater than the Peer Group's leverage capacity following the increase in capital realized from the infusion of net stock proceeds.

When viewed together, net interest income and operating expenses provide considerable insight into a thrift's earnings strength, since those sources of income and expenses are typically the most prominent components of earnings and are generally more predictable than losses and gains realized from the sale of assets or other non-recurring activities. In this regard, as measured by their expense coverage ratios (net interest income divided by operating expenses), the Bank's earnings were less favorable than the Peer Group's, based on respective expense coverage ratios of 0.93x for 1st Security 1.11x for the Peer Group. A ratio less than 1.00x indicates that an institution depends on non-interest operating income to achieve profitable operations.

Sources of non-interest operating income provided a greater contribution to the Bank's earnings, representing a comparable advantage. Non-interest operating income equaled 1.30% and 0.75% of 1st Security's and the Peer Group's average assets, respectively. Taking non-interest operating income into account in comparing the Bank's and the Peer Group's earnings, 1st Security's efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of non-interest operating income and net interest income) of 83.0% was less favorable than the Group's efficiency ratio of 73.1%.

Recurring loan loss provisions had a larger impact on the Bank's earnings, with loan loss provisions established by the Bank and the Peer Group equaling 0.60% and 0.40% of average assets, respectively. The impact of loan loss provisions on the

Bank's and the Peer Group's earnings, particularly when taking into consideration the prevailing credit market environment for mortgage based lenders, were indicative of asset quality factors facing the overall thrift industry in the current operating environment.

For the 12 months ended September 30, 2008, the Bank reported net non-operating losses equal to 1.83% of average assets, while the Peer Group reported, on average, 0.03% of average assets of net non-operating losses for the twelve months ended June 30, 2008. Expenses for the Bank reflect a number of non-operating items, as further described in Chapter 1, related to gains or losses on the sale of assets and loans, along with one-time expenses related to employee issues, impairment of securities and valuation reserves. Typically, gains and losses generated from non-operating items are viewed as non-recurring in nature, particularly to the extent that such gains and losses result from the sale of investments or other assets that are not considered to be part of an institution's core operations. Comparatively, to the extent that gains have been derived through selling fixed rate loans into the secondary market, such gains may be considered to be an ongoing activity for an institution and, therefore, warrant some consideration as a core earnings factor for an institution. However, loan sale gains are still viewed as a more volatile source of income than income generated through the net interest margin and non-interest operating income. Extraordinary items were not a factor in either the Bank's or the Peer Group's earnings.

The Bank's tax situation has been impacted by the benefit resulting from the charter conversion in 2004, and the varying levels of income or loss recorded since that point in time. For fiscal years 2005 and 2006, 1st Security recorded a tax liability in the range of 32% to 33%, while for fiscal 2007 and the latest 12 months, the net losses resulted in a tax liability of 7% and 12%. For fiscal 2007, the Bank eliminated the deferred tax asset carried on the books, based on direction from the independent accountants. As indicated in the prospectus, the Bank's effective marginal tax rate is assumed to equal 34.0% when calculating the after tax return on conversion proceeds.

Loan Composition

Table 3.4 presents data related to the Bank's and the Peer Group's loan portfolio compositions (including the investment in MBS). A result of the recent 1-4 family residential loan securitization and sale, the Bank's loan portfolio composition reflected a lower concentration of 1-4 family permanent mortgage loans and MBS than maintained by the Peer Group (3.9% of assets versus 36.1% for the Peer Group). The Peer Group reported higher ratios of both MBS and 1-4 family loans than the Bank. Loans serviced for others equaled 39.3% and 8.4% of the Bank's and the Peer Group's assets, respectively, thereby indicating a greater influence of loan servicing income on the Bank's earnings. 1st Security maintained a relatively higher balance of servicing intangibles.

Diversification into higher risk and higher yielding types of lending was greater for the Bank in comparison to the Peer Group companies on average. Consumer loans represented the most significant area of lending diversification for the Bank (56.1% of assets), followed by commercial real estate/multi-family loans (12.0% of assets) and construction/land loans (8.2% of assets). The Peer Group's lending diversification consisted primarily of commercial real estate/multi-family loans (30.4% of assets), followed by construction/land loans (15.0% of assets) and commercial business loans (3.7% of assets). Lending diversification for the Bank also included commercial business loans (11.8% of assets), while the balance of the Peer Group's loan portfolio composition consisted of consumer loans (1.6% of assets). 1st Security's higher concentration of assets in loans and greater diversification into higher risk types of loans translated into a higher risk weighted assets-to-assets ratio for the Bank (102.30% versus 75.92% for the Peer Group).

Credit Risk

Overall, based on a comparison of credit quality measures, the Bank's credit risk exposure was considered to be less significant than Peer Group's. As shown in Table 3.5, the Bank's non-performing assets/assets and non-performing loans/loans ratios equaled 1.26% and 1.41%, respectively, versus comparable measures of 1.80% and 1.91% for the Peer Group. The Bank's and Peer Group's loss reserves as a percent of

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.4
Loan Portfolio Composition and Related Information
Comparable Institution Analysis
As of June 30, 2008

Institution	MBS (%)	1-4 Family (%)	Constr. & Land (%)	5+Unit Comm RE (%)	Commerc. Business (%)	Consumer (%)	RWA/ Assets (%)	Serviced For Others ($000)	Servicing Assets ($000)
	Portfolio Composition as a Percent Assets								
1st Security Bancorp Inc of WA	0.60	3.27	8.24	11.96	11.80	56.12	99.99	92,000	505
All Public Companies									
Averages	12.12	36.57	7.11	20.33	4.41	2.65	65.06	520,120	5,120
Medians	9.43	36.14	4.82	18.33	2.91	0.63	65.35	33,900	119
State of WA									
Averages	6.75	27.94	20.78	27.59	3.06	1.64	74.70	91,100	686
Medians	4.75	22.99	19.00	26.86	2.38	1.04	84.81	123,790	808
Comparable Group Average									
Averages	7.65	28.45	14.95	30.43	3.70	1.64	75.92	62,264	1,522
Medians	4.84	20.46	11.97	26.89	3.69	0.59	74.16	47,460	355
Comparable Group									
BYFC Broadway Financial Corp. of CA	7.81	9.88	1.38	66.44	6.00	0.76	71.69	26,030	140
FBSI First Bancshares, Inc. of MO(1)	15.41	31.95	9.08	19.08	4.02	4.59	65.37	0	0
FFNW First Fin NW, Inc of Renton WA	10.19	37.31	19.00	21.24	0.00	0.01	62.20	20,620	1,041
FPTB First PacTrust Bancorp of CA	0.00	76.87	4.58	8.70	0.11	0.28	75.86	0	0
LBCP Liberty Bancorp, Inc. of MO	4.92	15.18	24.07	26.93	5.48	0.40	81.92	9,100	0
FFFD North Central Bancshares of IA	1.06	48.70	5.75	31.22	1.11	3.17	72.46	75,160	407
RPFG Rainier Pacific Fin Grp of WA	4.44	14.24	9.62	45.03	2.38	5.03	86.15	127,820	808
RVSB Riverview Bancorp, Inc. of WA	0.70	9.47	31.41	36.99	8.28	0.41	91.72	123,790	302
TSBK Timberland Bancorp, Inc. of WA	4.75	22.99	30.31	26.86	3.35	1.70	84.81	171,230	1,277
UWBK United Western Bncp, Inc of CO	27.25	17.94	14.32	21.78	6.32	0.07	67.06	68,890	11,241
State of WA									
FFNW First Fin NW, Inc of Renton WA	10.19	37.31	19.00	21.24	0.00	0.01	62.20	20,620	1,041
RPFG Rainier Pacific Fin Grp of WA	4.44	14.24	9.62	45.03	2.38	5.03	86.15	127,820	808
RVSB Riverview Bancorp, Inc. of WA	0.70	9.47	31.41	36.99	8.28	0.41	91.72	123,790	302
TSBK Timberland Bancorp, Inc. of WA	4.75	22.99	30.31	26.86	3.35	1.70	84.81	171,230	1,277
WFSL Washington Federal, Inc. of WA	13.67	55.69	13.56	7.84	1.30	1.04	48.60	12,040	0

(1) Financial information is for the quarter ending March 31, 2008.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.5
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of June 30, 2008 or Most Recent Date Available

Institution	REO/ Assets (%)	NPAs & 90+Del/ Assets (%)	NPLs/ Loans (%)	Rsrves/ Loans (%)	Rsrves/ NPLs (%)	Rsrves/ NPAs & 90+Del (%)	Net Loan Chargoffs ($000)	NLCs/ Loans (%)
1st Security Bancorp Inc of WA	0.00	1.26	1.41	1.49	107.40	107.40	749	0.36
All Public Companies								
Averages	0.23	1.52	1.57	1.05	159.22	114.85	745	0.23
Medians	0.06	0.76	0.83	0.91	96.91	70.35	129	0.06
State of WA								
Averages	0.09	1.85	2.12	1.13	60.09	54.06	1,374	0.14
Medians	0.07	1.65	2.09	1.25	59.61	57.75	258	0.16
Comparable Group Average								
Averages	0.22	1.80	1.91	1.16	123.37	70.42	245	0.30
Medians	0.10	1.61	1.67	1.23	75.35	58.46	173	0.13
Comparable Group								
BYFC Broadway Financial Corp. of CA	0.00	0.38	0.44	0.70	159.05	159.05	4	0.00
FBSI First Bancshares, Inc. of MO(1)	0.40	1.56	NA	1.35	NA	59.17	228	0.56
FFNW First Fin NW, Inc of Renton WA	0.00	2.65	3.15	0.87	27.60	26.52	0	0.00
FPTB First PacTrust Bancorp of CA	0.05	4.34	4.51	1.45	32.23	31.84	12	0.01
LBCP Liberty Bancorp, Inc. of MO	0.78	1.80	1.34	1.20	89.40	49.67	1,147	1.82
FFFD North Central Bancshares of IA	0.56	0.70	0.16	0.81	492.60	99.63	209	0.19
RPFG Rainier Pacific Fin Grp of WA	0.05	1.65	2.09	1.25	59.61	57.75	258	0.16
RVSB Riverview Bancorp, Inc. of WA	0.07	2.67	2.96	1.69	57.09	55.55	330	0.17
TSBK Timberland Bancorp, Inc. of WA	0.13	1.55	1.67	1.26	75.35	68.90	121	0.09
UWBK United Western Bncp, Inc of CO	0.12	0.65	0.83	0.98	117.43	96.12	136	0.04
State of WA								
FFNW First Fin NW, Inc of Renton WA	0.00	2.65	3.15	0.87	27.60	26.52	0	0.00
RPFG Rainier Pacific Fin Grp of WA	0.05	1.65	2.09	1.25	59.61	57.75	258	0.16
RVSB Riverview Bancorp, Inc. of WA	0.07	2.67	2.96	1.69	57.09	55.55	330	0.17
TSBK Timberland Bancorp, Inc. of WA	0.13	1.55	1.67	1.26	75.35	68.90	121	0.09
WFSL Washington Federal, Inc. of WA	0.18	0.74	0.71	0.57	80.81	61.59	6,162	0.26

(1) Financial information is for the quarter ending March 31, 2008.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

non-performing loans equaled 107.4% and 123.4%, respectively. Loss reserves maintained as percent of net loans receivable equaled 1.49% for the Bank, versus 1.16% for the Peer Group. Net loan charge-offs were lower for the Peer Group, based on ratios of 0.36% and 0.30% of net loans receivable, respectively. As noted in the Loan Composition discussion, the Bank's higher concentration of loans and greater diversification into higher risk types of loans translated into a higher risk weighted assets-to-assets ratio in comparison to the Bank's ratio.

Interest Rate Risk

Table 3.6 reflects various key ratios highlighting the relative interest rate risk exposure of the Bank versus the Peer Group. In terms of balance sheet composition, 1st Security's interest rate risk characteristics were considered to be somewhat more favorable compared to the Peer Group. Most notably, the Bank's equity-to-assets and IEA/IBL ratios were higher than the comparable Peer Group ratios, thereby implying a reduced dependence on the yield-cost spread to sustain the net interest margin for the Bank. At the same time, the Bank's higher level of non-interest earning assets represented a slight disadvantage for the Bank with respect to managing interest rate risk. On a pro forma basis, the infusion of stock proceeds can be expected to provide the Bank with more favorable balance sheet interest rate risk characteristics than currently maintained by the Peer Group, particularly with respect to the increases that will be realized in Bank's equity-to-assets and IEA/IBL ratios.

To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for 1st Security and the Peer Group. In general, the relative fluctuations in the Bank's net interest income to average assets ratio were considered to be higher than the Peer Group and, thus, based on the interest rate environment that prevailed during the period analyzed in Table 3.6, 1st Security was viewed as maintaining a higher degree of interest rate risk exposure in the net interest margin. The stability of the Bank's net interest margin should be enhanced by the infusion of stock proceeds, as the increase in capital will reduce the level of interest rate sensitive liabilities funding 1st Security's assets.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.6
Interest Rate Risk Measures and Net Interest Income Volatility
Comparable Institution Analysis
As of June 30, 2008 or Most Recent Date Available

Institution	Balance Sheet Measures: Equity/ Assets (%)	IEA/ IBL (%)	Non-Earn. Assets/ Assets (%)	Quarterly Change in Net Interest Income: 06/30/08	03/31/08	12/31/07	09/30/07	06/30/07	03/31/07
				(change in net interest income is annualized in basis points)					
1st Security Bancorp Inc of WA	13.4	86.8	5.6	53	15	-22	12	0	-14
All Public Companies	10.7	107.4	5.7	8	1	-2	-1	2	2
State of WA	12.2	110.9	5.8	-7	-11	16	0	-5	-0
Comparable Group Average	10.2	107.5	5.7	1	5	12	-1	0	2
Comparable Group									
BYFC Broadway Financial Corp. of CA	5.9	104.5	2.8	4	23	-0	-9	-10	19
FBSI First Bancshares, Inc. of MO(1)	10.9	105.4	6.7	NA	8	22	4	16	-17
FFNW First Fin NW, Inc of Renton WA	25.1	131.8	3.6	-10	-10	77	NA	NA	NA
FPTB First PacTrust Bancorp of CA	9.8	107.3	3.8	21	40	15	-7	-12	8
LBCP Liberty Bancorp, Inc. of MO	12.7	107.0	7.2	39	4	-1	-23	-8	-11
FFFD North Central Bancshares of IA	7.3	103.2	6.6	9	11	-9	-6	0	-0
RPFG Rainier Pacific Fin Grp of WA	8.3	103.0	6.5	-3	-9	6	18	NA	NA
RVSB Riverview Bancorp, Inc. of WA	7.5	103.5	8.2	-18	-29	5	-7	-10	-8
TSBK Timberland Bancorp, Inc. of WA	10.3	105.8	6.7	-16	-18	3	-4	1	6
UWBK United Western Bncp, Inc of CO	4.8	103.1	5.2	-13	28	5	25	24	19
State of WA									
FFNW First Fin NW, Inc of Renton WA	25.1	131.8	3.6	-10	-10	77	NA	NA	NA
RPFG Rainier Pacific Fin Grp of WA	8.3	103.0	6.5	-3	-9	6	18	NA	NA
RVSB Riverview Bancorp, Inc. of WA	7.5	103.5	8.2	-18	-29	5	-7	-10	-8
TSBK Timberland Bancorp, Inc. of WA	10.3	105.8	6.7	-16	-18	3	-4	1	6
WFSL Washington Federal, Inc. of WA	9.8	110.3	3.8	10	13	-11	-6	-7	1

(1) Financial information is for the quarter ending March 31, 2008.
NA=Change is greater than 100 basis points during the quarter.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Summary

Based on the above analysis, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of the Bank. Such general characteristics as asset size, capital position, interest-earning asset composition, funding composition, core earnings measures, loan composition, credit quality and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint. Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

IV. VALUATION ANALYSIS

Introduction

This chapter presents the valuation analysis and methodology, prepared pursuant to the regulatory valuation guidelines, and valuation adjustments and assumptions used to determine the estimated pro forma market value of the common stock to be issued in conjunction with the Bank's conversion transaction.

Appraisal Guidelines

The OTS written appraisal guidelines, as adopted by the FDIC, specify the market value methodology for estimating the pro forma market value of an institution pursuant to a mutual-to-stock conversion. Pursuant to this methodology: (1) a peer group of comparable publicly-traded institutions is selected; (2) a financial and operational comparison of the subject company to the peer group is conducted to discern key differences; and (3) a valuation analysis in which the pro forma market value of the subject company is determined based on the market pricing of the peer group as of the date of valuation, incorporating valuation adjustments for key differences. In addition, the pricing characteristics of recent conversions, both at conversion and in the aftermarket, must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes "fundamental analysis" techniques. Additionally, the valuation incorporates a "technical analysis" of recently completed stock conversions, including closing pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a particular stock on a given day.

The pro forma market value determined herein is a preliminary value for the Company's to-be-issued stock. Throughout the conversion process, RP Financial will: (1) review changes in 1st Security's operations and financial condition; (2) monitor 1st Security's operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks; and (4) monitor pending conversion offerings (including those in the offering phase), both regionally and nationally. If material changes should occur during the conversion process, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Bank and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including 1st Security's value, or 1st Security's value alone. To the extent a change in factors impacting the Bank's value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into the analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Bank and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Bank relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of the Bank coming to market at this time.

1. Financial Condition

The financial condition of an institution is an important determinant in pro forma market value because investors typically look to such factors as liquidity, equity, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Bank's and the Peer Group's financial strengths are noted as follows:

- Overall A/L Composition. Loans funded by retail deposits were the primary components of both 1st Security's and the Peer Group's balance sheets. The Peer Group's interest-earning asset composition exhibited a lower concentration of loans with a lower degree of diversification into higher risk and higher yielding types of loans. Overall, in comparison to the Peer Group, the Bank's interest-earning asset composition provided for a higher yield earned on interest-earning assets and a higher risk weighted assets-to-assets ratio. 1st Security's funding composition reflected a higher level of deposits and a lower level of borrowings than the comparable Peer Group ratios, which translated into a lower cost of funds for the Bank. As a percent of assets, the Bank maintained lower levels of interest-earning assets and interest-bearing liabilities compared to the Peer Group's ratios, which resulted in a slightly higher IEA/IBL ratio for the Bank compared to the Peer Group. After factoring in the impact of the net stock proceeds, the Bank's IEA/IBL ratio will exceed the Peer Group's ratio. On balance, RP Financial concluded that asset/liability composition was a slightly positive factor in our adjustment for financial condition.
- Credit Quality. The Bank's ratios for non-performing assets and non-performing loans were more favorable than the comparable Peer Group ratios. Loss reserves as a percent loans, non-performing loans and total NPAs were also higher for 1st Security. Net loan charge-offs were a greater factor for the Bank while the Bank's risk weighted assets-to-assets ratio was higher than the Peer Group's. Overall, RP Financial concluded that credit quality was a positive factor in our adjustment for financial condition.
- Balance Sheet Liquidity. 1st Security operated with a lower level of cash and investment securities relative to the Peer Group (4.8% of assets versus 14.6% for the Peer Group). Following the infusion of stock proceeds, the Bank's cash and investments ratio is expected to increase as the proceeds will be initially deployed into investments. The Bank's future borrowing capacity was considered to be greater than the Peer Group's, given the lower

level of borrowings currently maintained. Overall, RP Financial concluded that balance sheet liquidity was a neutral factor in our adjustment for financial condition.

- Funding Liabilities. 1st Security's interest-bearing funding composition reflected a higher concentration of deposits and a lower concentration of borrowings relative to the comparable Peer Group ratios, which translated into a higher cost of funds for the Peer Group. Total interest-bearing liabilities as a percent of assets were slightly lower for the Bank compared to the Peer Group's ratio, which was attributable to 1st Security's higher equity position. Following the stock offering, the increase in the Bank's equity position should provide 1st Security with an even lower level of interest-bearing liabilities than maintained by the Peer Group. Overall, RP Financial concluded that funding liabilities were a slightly positive factor in our adjustment for financial condition.

- Equity. The Peer Group currently operates with a lower equity-to-assets ratio than the Bank. Following the stock offering, 1st Security's pro forma equity position will further exceed the Peer Group's equity-to-assets ratio. The increase in the Bank's pro forma capital position will result in greater leverage potential and reduce the level of interest-bearing liabilities utilized to fund assets. At the same time, the Bank's more significant capital surplus will likely result in a lower ROE. On balance, RP Financial concluded that capital strength was a slightly positive factor in our adjustment for financial condition.

On balance, 1st Security's balance sheet strength was more favorable than the Peer Group's and, thus, a slight upward adjustment was applied for the Bank's financial condition.

2. Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution's earnings stream and the prospects and ability to generate future earnings heavily influence the multiple that the investment community will pay for earnings. The major factors considered in the valuation are described below.

- Reported Earnings. For the 12 months ended September 30, 2008, 1st Security reported a net loss of 1.64% of average assets, versus average and median net income of 0.42% and 0.54% of average assets for the Peer Group. The Bank's net loss was due in part to non-operating items incurred in the most recent periods, as addressed in Chapters 1 and 3. Regarding the recurring sections of the income statement, the Bank reported higher levels of net interest income and non-interest income than the Peer Group, which were more than offset by the Peer Group's lower operating expenses. Reinvestment and leveraging of stock proceeds into interest-earning assets will serve to increase the Bank's bottom line income, with the benefit of reinvesting proceeds expected to be somewhat offset by higher operating expenses associated with operating as a publicly-traded company and the implementation of stock benefit plans. However, the Bank's reported earnings would continue to be modest. On balance, RP Financial concluded that the Bank's reported earnings were a substantially negative factor in our adjustment for profitability, growth and viability of earnings.

- Core Earnings. As noted above, 1st Security's income statement was adversely affected by non-operating items, including losses on the sale of loans and assets, impairment of investment securities, one-time employee related expenses, and impairment of the deferred tax asset, all of which totaled $4.6 million for the 12 months ended September 30, 2008. Adjusted for these items, the Bank's estimated core earnings totaled a net loss of $1.1 million, or 0.43% of average assets for the 12 months ended September 30, 2008. In comparison, the Peer Group's earnings were derived largely from recurring sources, including net interest income, operating expenses, and non-interest operating income. In these measures, the Bank operated with a higher net interest income ratio, a higher operating expense ratio and a higher level of non-interest operating income. The Bank's higher ratios for net interest income and operating expenses translated into an expense coverage ratio that was less favorable than the Peer Group's ratio (equal to 0.93x for the Bank and 1.11x for the Peer Group). Similarly, the Bank's efficiency ratio of 83.0% was less favorable than the Peer Group's efficiency ratio of 73.1%. Total recurring loss provisions had a smaller impact on the Bank's income statement. Overall, these measures, as well as the expected earnings benefits the Bank should realize from the redeployment of stock proceeds into interest-earning assets, which will be somewhat negated by expenses associated with the stock benefit plans and operating as a publicly-traded company, indicate a continued disadvantage for the Bank's pro forma core earnings relative to the Peer Group's core earnings. Therefore, RP Financial concluded that this was a substantially negative factor in our adjustment for profitability, growth and viability of earnings.

- Interest Rate Risk. Quarterly changes in the Bank's and the Peer Group's net interest income to average assets ratios indicated that a higher degree of volatility was associated with the Bank's net interest income ratios. Other measures of interest rate risk, such as capital and IEA/IBL ratios were more favorable for the Bank, thereby indicating a moderately lower dependence on the yield-cost spread to sustain net interest income. On a pro forma basis, the infusion of stock proceeds can be expected to provide the Bank with equity-to-assets and IEA/ILB ratios that will be above the Peer Group ratios, as well as enhance the stability of the Bank's net interest income ratio through the reinvestment of stock proceeds into interest-earning assets. On balance,

RP Financial concluded that interest rate risk was a neutral factor in our adjustment for profitability, growth and viability of earnings.

- Credit Risk. Recurring loan loss provisions were a higher factor in the Bank's most recent 12 month earnings stream (0.60% of average assets versus 0.40% of average assets for the Peer Group). In terms of future exposure to credit quality related losses, the Peer Group maintained a lower concentration of assets in loans, and lending diversification into higher risk types of loans was more significant for the Bank which translated into a higher risk weighed assets-to-assets ratio for 1st Security. Most credit quality measures examined were more favorable for the Bank, including non-performing assets and non-performing loans as a percent of assets, and reserves as a percent of total NPAs. Overall, RP Financial concluded that credit risk was a moderately positive factor in our adjustment for profitability, growth and viability of earnings.

- Earnings Growth Potential. The Bank maintained a more favorable interest rate spread than the Peer Group, which would tend to support a stronger net interest income ratio going forward. The infusion of stock proceeds will provide 1st Security with more significant growth potential through leverage than currently maintained by the Peer Group. Alternatively, the Peer Group's lower operating expense ratio implies greater earnings growth potential and sustainability of earnings during periods when net interest income ratios come under pressure as the result of adverse changes in interest rates. After taking into account of the impact of the conversion offering, the Bank's earnings are projected to remain substantially lower than the Peer Group. Overall, earnings growth potential was considered to be a moderately negative factor in our adjustment for profitability, growth and viability of earnings.

- Return on Equity. Currently, the Bank's ROE on either a reported or core basis is below Peer Group's ROE due to the losses recorded. Following the increase in capital that will be realized from the infusion of net stock proceeds into the Bank's equity, the Bank's pro forma return equity on a core earnings basis will continue to be less than the Peer Group's ROE. Accordingly, this was a moderately negative factor in the adjustment for profitability, growth and viability of earnings.

On balance, 1st Security's pro forma earnings strength was considered to be less favorable than the Peer Group's and, thus, a significant downward adjustment was applied for profitability, growth and viability of earnings.

3. Asset Growth

1st Security's assets declined by 14.3% during the most recent 9 month period (annualized basis), while the Peer Group's assets increased by 5.5%. The Bank's asset reduction was a strategic action whereby whole loans were securitized and sold, with the proceeds used to payoff borrowed funds. Asset growth for the Peer Group was sustained by loan growth. On a pro forma basis, the Bank's tangible equity-to-assets ratio will exceed the Peer Group's tangible equity-to-assets ratio, indicating greater leverage capacity for the Bank. However, the ability of 1st Security to expand the asset base in a cost efficient manor and in a reasonable time period remains uncertain, particularly based on asset declines in recent fiscal years, and on balance, we concluded that no valuation adjustment was warranted for asset growth.

4. Primary Market Area

The general condition of an institution's market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served. 1st Security serves the Puget Sound region of the State of Washington through 12 branch offices. The Bank's primary market area has exhibited favorable demographic and economic growth trends in recent years, with an economy that has not experienced boom or bust periods as has been common in other areas of the country. The regional economy includes employment in the aerospace, military, technology, education and trade. The favorable demographic characteristics of the Bank's market area have also fostered a highly competitive banking environment, in which the Bank competes against other community banks as well as institutions with a regional or national presence.

The Peer Group companies operate in a mix of suburban and rural markets, with the majority of the markets served by the Peer Group companies having comparable or larger populations compared to Snohomish County. Four of the ten Peer Group companies are located in the state of Washington, and three others are located in the western region of the United States. The markets served by the Peer Group companies, on average, reflected slower population growth and lower per capita income compared to Snohomish County. The average and median deposit market shares maintained by the Peer Group companies were above the Bank's market share of deposits in Snohomish County. Overall, the degree of competition faced by the Peer Group companies was viewed to be similar to that faced by 1st Security in Snohomish County, while the growth potential in the markets served by the Peer Group companies was also viewed to be similar. Summary demographic and deposit market share data for the Bank and the Peer Group companies is provided in Exhibit III-3. As shown in Table 4.1, August 2008 unemployment rates for all of markets served by the Peer Group companies exceeded the comparable unemployment rate for Snohomish County. On balance, we concluded that a slight upward adjustment was appropriate for the Bank's market area.

Table 4.1
Market Area Unemployment Rates
1st Security and the Peer Group Companies(1)

	County	August 2008 Unemployment
1st Security - WA	Snohomish	5.1%
Peer Group Average		6.6%
Broadway Financial - CA	Los Angeles	8.2%
First Bancshares, Inc. – MO	Wright	7.5
First Financial NW, Inc. - WA	King	4.4
First PacTrust Bancorp – CA	San Diego	6.4
Liberty Bancorp - MO	Clay	5.8
North Central Bancshares - IA	Webster	4.6
Rainier Pacific Bancorp - WA	Pierce	6.4
Riverview Bancorp - WA	Clark	8.3
Timberland Bancorp – WA	Gray's Harbor	8.3
United Western Bancorp - CO	Denver	5.9

(1) Unemployment rates are not seasonally adjusted.

Source: U.S. Bureau of Labor Statistics.

5. Dividends

At this time the Bank has not established a dividend policy. Future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

Nine of the ten Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 0.27% to 7.57%. The average dividend yield on the stocks of the Peer Group institutions equaled 4.06% as of October 24, 2008. As of October 24, 2008, approximately 75% of all publicly-traded thrifts had adopted cash dividend policies (see Exhibit IV-1), exhibiting an average yield of 4.08%. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

While the Bank has not established a definitive dividend policy prior to converting, the Bank will have the capacity to pay a dividend comparable to the Peer Group's average dividend yield based on pro forma earnings and capitalization. On balance, we concluded that no adjustment was warranted for this factor.

6. Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets. All ten the Peer Group members trade on the NASDAQ Global Select Market. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies ranged from $10.5 million to $181.0 million as of October 24, 2008, with average and median market values of $49.4 million and $36.1 million, respectively. The shares issued and outstanding to the public shareholders of the Peer Group members ranged from 1.3 million to 22.9 million, with average and median shares outstanding of 6.7 million and 5.3 million, respectively. The Bank's stock offering is expected to have a pro forma market value that will be less than the average and median market values indicated for the Peer Group, while shares outstanding for the Bank will be in the middle portion of the range of shares outstanding indicated for Peer Group companies. Like the large majority of the Peer Group companies, the Bank's stock will be quoted on the NASDAQ Global Market following the stock offering. Overall, we anticipate that the Bank's public stock will have a less liquid trading market as the Peer Group companies on average and, therefore, concluded that a slight downward adjustment was necessary for this factor.

7. Marketing of the Issue

We believe that three separate markets exist for thrift stocks, including those coming to market such as 1st Security (1) the after-market for public companies, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (2) the new issue market in which converting thrifts are evaluated on the basis of the same factors, but on a pro forma basis without the benefit of prior operations as a fully-converted publicly-held company and stock trading history; and (3) the acquisition market for thrift franchises in Washington. All three of these markets were considered in the valuation of the Bank's to-be-issued stock.

A. The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed in recent quarters. Stocks pulled back heading into the second half of November 2007, reflecting concerns that the weak housing market would depress consumer spending and expectations of more write-downs to be taken on risky debt. Stocks rebounded in late-November and early-December, amid growing expectations that the Federal Reserve would cut rates at its mid-December meeting. News of a 0.25% rate cut by the Federal Reserve sent stocks sharply lower in mid-December 2007, as some investors had hoped for a more significant rate cut. Credit worries and downgrades of several bellwether stocks also contributed to the mid-December pullback in the broader stock market. Weak economic data and expectations that fourth quarter earnings would reflect more large write-downs of subprime mortgage debt by some of the world's largest banks weighed on stocks in year end trading.

The downward trend in stocks continued at the start of 2008, as mounting concerns about the economy, higher oil prices and news of more large write-downs taken on subprime mortgages and debt all contributed to the negative sentiment in the stock market. IBM's strong earnings report for the fourth provided a boost to the stock market in mid-January. Stocks tumbled sharply lower heading into the second half of January on investors' fears of more damage to come from the subprime mortgage crisis following huge fourth quarter losses reported by Citigroup and Merrill Lynch. A surprise 0.75% rate cut by the Federal Reserve on January 22, 2008 helped to limit damage from the prior day's sell-off in the global markets, which was spurred by fears that a U.S. recession would slow economic growth in the foreign markets as well. News of a possible bond-insurance bailout triggered a sharp mid-day rebound in the Dow Jones Industrial Average (the "DJIA") the day following the rate cut, as the DJIA recovered almost 600 points from morning lows and closed up almost 300 points for the day. Following three consecutive sessions of gains, stocks closed lower at the end of the week on profit taking. Some positive economic data and a second rate cut by the Federal Reserve in nine days helped the broader stock market to close out January on an upbeat note.

Recession fears, fueled by a decline in January service-sector activity, triggered a broad based sell-off in the stock market in early-February 2008. A favorable retail sales report for January helped stocks to rebound in mid-January, which was followed by a downward trend heading into late-February amid higher oil prices, more weak economic data and signs of stagflation. Following a brief rally, stocks plunged at the end of February on concerns about the ongoing credit crisis and rising oil prices. Escalating problems in the bond market and weak economic data, which included job losses in the February employment report and a record number of homes entering foreclosure in the fourth quarter, extended the downturn in the broader stock market during the first part of March. Stocks soared higher heading into mid-March after the Federal Reserve said it would lend Wall Street $200 billion in a move aimed at taking difficult to trade securities temporarily out of circulation. The stock market experienced heightened volatility in mid-March, with the DJIA swinging significantly higher or lower on a daily basis. Stocks declined sharply on news of Bear Stearns' collapse, which was followed by a more than 400 point increase in the DJIA. The surge in stocks was supported by the Federal Reserve cutting its target rate by 0.75% to 2.25% and Goldman Sachs and Lehman Brothers reporting better than expected earnings. Stocks tumbled the following day, with the DJIA declining by almost 300 points on renewed worries about the economy. Led by financial stocks, the stock market rebounded strongly heading into late-March. Major contributors to the rally in financial stocks were Fannie Mae and Freddie Mac, which rebounded on easing of regulatory constraints, and J.P. Morgan's increased bid for Bear Stearns from $2 a share to $10 a share. Concerns about the broader economy pressured stocks lower at the close of the first quarter. Overall, the first quarter of 2008 was the worst quarter for the DJIA in five and one-half years, as a 7.6% decline was recorded in the DJIA for the first quarter.

Stocks surged higher at the start of the second quarter of 2008, with the DJIA posting a gain of almost 400 points on news that two major financial firms with significant credit risk issues took steps to shore up their capital. Uncertainty over first quarter earnings reports provided for a narrow trading range heading in mid-April, which was followed by a downturn in the broader stock market. Stocks retreated after a disappointing first quarter earnings report from General Electric stoked concerns about the health of both corporate profits and the economy in general. Some better-than-expected first quarter earnings reports provided a boost to stocks in mid-April, which was followed by a narrow trading range through the end of April amid mixed earnings reports and the Federal Reserve's decision to cut its target rate by 0.25% as expected. The broader stock market started May on a positive note, but then led by a sell-off in financial stocks reversed course heading into mid-May. Higher oil prices and ongoing concerns of eroding credit quality contributed to the decline in financial stocks. The broader stock market showed a positive trend heading into mid-May, which was supported by a slight decline in oil prices and encouraging inflation numbers reflected in the April data for consumer prices. Soaring oil prices and growing concerns about inflation triggered a sell-off in the broader stock heading into the second half of May. A downward trend in the broader stock market prevailed in the second half of May and into early-June, amid concerns about more credit-related losses forecasted for the financial sector and soaring oil prices. Following a one day rebound on surprisingly strong retail sales data for May, a spike in the May unemployment rate accelerated the early-June slide in stocks. Led by a decline in financial shares, the downward trend in stocks prevailed through most of June. The DJIA hit a 2008 low in late-June, as stocks plunged following downgrades of brokerage and automotive stocks and a jump in oil prices.

Selling pressure in the broader market continued into the first half of July 2008, as financial stocks led the downturn on worries about earnings and the economy. For the first time in two years, the DJIA closed below 11000 in mid-July as bank stocks led the market lower following the takeover of IndyMac Bancorp by the FDIC. Led by a rally in financial stocks, stocks rebounded heading into the second half of July. Better-than-expected earnings by some of the major banks and a drop in oil prices below a $130 a barrel were noteworthy contributors to the rally. Led by a sell-off in financial shares, stocks tumbled in late-July on more bad news about the housing market. Stocks rallied at the end of July as investors moved into beaten up financial stocks on hopes that the credit crisis was nearing an end. Lower oil prices and reassuring signals coming out of the Federal Reserve meeting provided a boost to stocks in early-August. Volatility in financial stocks prevailed on the broader stock market in mid-August, as concerns about more write-downs plagued the financial sector. Mixed economic data and ongoing concerns of the credit crunch continuing to haunt the financial sector provided for a choppy performance in the broader stock market during the second half of August.

The uneven performance of the broader stock market became more pronounced during the first half of September 2008, with turmoil in the financial sector translating into significant fluctuations in the overall stock market. Stocks dropped sharply in early-September on downbeat employment figures and disappointing retail sales data, which was followed by a sharp one day rally as the U.S. government's seizure of Fannie Mae and Freddie Mac gave a boost to financial stocks. The one day rebound was followed by another sharp sell-off as Lehman Brothers efforts to raise capital faltered. The DJIA plummeted over 500 points on September 15, 2008 to its lowest close in over two years, as events over the preceding weekend evolved into a crisis on Wall Street. In particular, investors were rattled by the bankruptcy filing of Lehman Brothers, American International Group was facing a severe cash crunch forcing the insurer to raise $14.5 billion to cover its obligations and Merrill Lynch agreed to be acquired by Bank of America in a rushed deal negotiated over the weekend. Stocks ended higher the day after one of the worst sell-off in years, as the Federal Reserve pumped another $70 billion into the nation's financial system to help ease credit stresses and gave reassurance that it expected its policy moves to foster moderate economic growth over time. Stocks plummeted following the one day rebound, as financial stocks sold off on new of the U.S. government's bailout of AIG. The announcement of the U.S. government's rescue plan to restore stability to the financial system sent stocks soaring, with DJIA gaining 779 points over two days (September 18th and 19th). Stocks reversed course in late-September, with the sell-off culminating in a one day decline of 778 points in the DJIA when the House of Representatives defeated the proposed rescue plan. Overall, the DJIA closed down 4.4% in the third quarter.

The sell-off in the broader stock market turned into a stock market crash during the first half of October 2008, despite the passage of the $700 billion rescue plan and an emergency half point rate cut by the Federal Reserve. Stocks fells for eight consecutive trading days from October 1 through October 10, for a total decline of 22.1% in the DJIA. The stock market crash was driven by deepening fears about the banking system and the spillover effects it may have on the rest of the economy. During mid-October, stocks fluctuated wildly, as investors struggled to understand the extent of the damage to the national economy, how deep and prolonged a recession would be, and the potential impacts of various government interventions. On October

11, 2008, the DJIA increased by a record 11.1% or over 900 points, while the index fell rapidly over the next two trading days. On October 24, 2008, the DJIA closed at 8379.0, a decrease of 38.7% from one year ago and a decrease of 36.8% year-to-date, and the NASDAQ closed at 1552.0, a decrease of 44.1% from one year ago and a decrease of 41.5% year-to-date. The Standard & Poor's 500 Index closed at 876.77 on October 24, 2008, a decrease of 42.2% from one year ago and a decrease of 40.3% year-to-date.

The market for thrift stocks has generally been in a downward trend over the past few quarters, with the downturn in the broader market being led by a sell-off in financial stocks. Thrift stocks traded lower heading in to the second half of November 2007, based on worries over further deterioration in the subprime market and the depressed housing market. Freddie Mac's significantly larger-than-expected loss for the third quarter prompted further selling in thrift stocks heading into late-November. Hopes for a rate cut at the next Federal Reserve meeting boosted the thrift sector in late-November. Thrift stocks traded in narrow range in the first week of December, as investors awaited the outcome of the forthcoming Federal Reserve meeting. The mid-December downturn in the broader market following the Federal Reserve's decision to lower rates a quarter point was evidenced in the thrift sector as well. In contrast to the broader stock market, thrift stocks continued to trade lower the day following the rate cut. The weak housing market, as reflected by a sharp drop in home prices and a drop-off in mortgage application volume, along with inflation worries and predictions of massive write-downs that would be recorded in the fourth quarter were noted factors that depressed thrift stocks through the end of December.

The downward spiral in thrift stocks continued at the beginning of 2008, particularly the stocks of those institutions with significant exposure to the subprime mortgage market such as Countrywide and Washington Mutual. Thrift stocks in general were also hurt by weak housing data and the growing prospects that the housing slump would continue throughout 2008. News of a rise in mortgage delinquencies at Countrywide and rumors of Countrywide going into bankruptcy further contributed to the slide in thrift stocks heading into mid-January. The announced acquisition of

Countrywide by Bank of America had little impact on thrift stocks in general. Earnings related worries depressed thrift stocks heading into the second half of January, reflecting expectations that more significant credit quality related losses would be a widespread factor in the fourth quarter earnings reports for thrift institutions in general. Thrift stocks moved higher on the surprise rate cut by the Federal and then spiked higher along with the broader stock market the day following the rate cut. Consistent with the broader stock market, thrift stocks traded lower at the end of the week. For the balance of January and through most of February, thrift stocks generally paralleled trends in the broader market. Financial stocks led the broader market lower at the end of February and into the first part of March, as worries about the health of key financial companies escalated. Shares of thrift stocks were among the hardest hit, as investors dumped thrift stocks in conjunction with a sharp sell-off in the stocks of Fannie Mae and Freddie Mac amid fears that defaults would force them to raise more capital. News of the Federal Reserve's $200 billion liquidity program sent thrift stocks sharply higher heading into mid-March. Thrift stocks participated in the day-to-day swings experienced in the broader stock market during mid-March, as investors assessed the outlook for mortgage lenders in a slumping market for housing and the possibility of the economy going into recession. The rebound in the stocks of Fannie Mae and Freddie Mac provided a healthy boost to thrift stocks heading into late-March, while troubling economic data and warnings of further write downs pulled thrift stocks lower along with the broader stock market at the close of the first quarter.

Thrift stocks surged higher in conjunction with the broader stock market at the start of the second quarter of 2008, as UBS and Lehman Brothers announced plans to bolster their capital to offset huge losses recorded from writing down troubled investments. A weaker-than-expected employment report for March depressed thrift stocks in early-April, although thrift stocks bounced back on news that Washington Mutual was in-discussions to raise $5 billion from private equity-led investors. Thrift stocks drifted lower heading into mid-April in anticipation of first quarter earnings remaining depressed by more write downs on mortgages and mortgage-related securities. Bargain hunting and some positive first quarter earnings events provided a modest boost to thrift stocks in late-April, while thrift stocks edged lower on news of the

Federal Reserve rate cut at the end of April. Calmer credit markets and a better-than-expected employment report for April were somewhat offset by a cut in Countrywide's credit rating, as thrift stocks traded unevenly at the beginning of May. Higher oil prices and more negative news reported by financial institutions pressured thrift stocks lower going into mid-May. Thrift stocks edged higher along with the broader stock market heading into mid-May and then reversed course on inflation worries, higher oil prices and more weak data coming from the housing sector. In late-May 2008 and early-June, thrift shares settled into a narrow trading range and then sold off along with the broader stock market on news of the spike in the May unemployment rate. Thrift prices deteriorated further heading into mid-June on concerns of mounting credit-related losses as mortgage delinquencies and foreclosures continued to surpass record levels. Following a mild rebound in mid-June, thrift shares tumbled lower at the end of the second quarter as financial shares were pummeled by downgrades by Wall Street analysts and second quarter profit worries.

The downturn in thrift stocks continued at the start of the third quarter of 2008, with projected second quarter losses becoming more widespread among thrift stocks. Fannie Mae and Freddie Mac dropped to their lowest levels in more than 14 years, as concerns grew about their capital positions. Thrift stocks rallied strongly on comments by the Federal Reserve Chairman that outlined measures to shore up mortgage lending and help markets operate smoothly, but the one-day rally was quickly wiped out by fears about bank stability and the future of the mortgage market heading into mid-July. Most notably, the sell-off in thrift shares was fueled by the failure of IndyMac Bancorp and growing concerns about the solvency of Fannie Mae and Freddie Mac. The sell-off was followed by a sharp rebound in thrift stocks, as some major banks posted better-than-expected earnings and Freddie Mac considered a major stock sale that would have the potential to avoid implementation of a government rescue plan. Weak data for June existing home sales re-ignited fears about the credit crunch and sent thrift stocks sharply lower in late-July. Thrift stocks rebounded along with the broader financial sector at the end of July, with the upward momentum sustained into early-August as investors responded favorably to the outcome of the Federal Reserve meeting and its decision to hold the target rate steady. Concerns of falling home prices resulting in more write-downs pushed thrift stocks lower in mid-August. The downturn in thrift stocks sharpened during the second half of August on spreading credit quality problems in financial stocks and growing concerns that Fannie Mae and Freddie Mac would not be able to avoid a government bailout. Thrift stocks rebounded in late-August on news that second quarter GDP growth was revised up from the initial estimate.

In early-September 2008 thrift stocks showed a positive trend, which was capped off by the takeover of Fannie Mae and Freddie Mac by the U.S. government. The mid-September shock wave that hit Wall Street filtered into thrift stocks as well, as thrift stocks traded lower on the widening financial crisis. News of a sharp drop in August housing construction added to the mid-September downturn in thrift issues. Thrift stocks participated in the broader stock market rally spurred by the announcement of the U.S. government's rescue plan, with the SNL index posting a two day gain of 113 points or 13.2% during the September 18 and 19th trading sessions. Following the two day rebound, thrift stocks declined sharply on doubts about the government's rescue plan getting approved by Congress and the takeover of Washington Mutual by federal regulators. Thrift stocks plunged along with the broader market when the House of Representatives defeated the proposed rescue plan voted and then partially recovered some of their losses to close out the third quarter. Overall, the SNL Index for all publicly-traded thrifts declined 7.6% during the third quarter, versus a 4.4% decline in the DJIA.

Thrift stocks eased lower at the start of the fourth quarter of 2008 and then plummeted along with the broader market in the second week of October, as concerns mounted on the health of the financial sector. During mid-October, the various thrift stock indices also fluctuated with the overall stock market, as the impact of the government investment in the banking sector provided some strength to stock prices. However, concerns over the extent of potential losses to be incurred by the banking industry, and the effect of the recession, resulted in continued volatility in the thrift market. On October 24, 2008, the SNL Index for all publicly-traded thrifts closed at 648.5, a decrease of 52.0% from one year ago and a decrease of 38.7% year-to-date.

B. The New Issue Market

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Bank's pro forma market value. The new issue market is separate and distinct from the market for seasoned thrift stocks in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

The market for converting thrift issues continued to be affected by the overall weak market for thrift stocks, with a number of the recent offerings being undersubscribed and typically reflecting only modest price appreciation or, in some cases, trading below their IPO prices in initial after market trading activity. As shown in Table 4.2, two standard conversions and one mutual holding company offering were completed during the past three months. The standard conversion offerings are considered to be more relevant for purposes of our analysis. First Savings Financial Group of Indiana ("First Savings") and Home Bancorp, Inc. of Louisiana ("Home Bancorp") completed standard conversion offerings on October 7, 2008 and October 3, 2008, respectively. First Savings' $24.3 million offering was closed at slightly above the minimum of the valuation range with a pro forma price/tangible book ratio of 51.2% at closing. Home Bancorp's $89.3 million offering was at the top of the superrange with a pro forma price/tangible book ratio of 70.1%. First Savings and Home Bancorp closed 0.1% below and 2.5% above their respective IPO prices after their first week of trading.

Table 4.2
Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Last Three Months)

Institutional Information			Pre-Conversion Data				Offering Information				Contribution to Charitable Found.		Insider Purchases				Initial	Pro Forma Data							Post-IPO Pricing Trends							
			Financial Info		Asset Quality								% Off Incl. Fdn. Benefit Plans					Pricing Ratios(3)			Financial Charac.				Closing Price:							
Institution	Conver. Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offered (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Offering (%)	ESOP (%)	Recog Plans (%)	Stk Option (%)	Mgmt & Dirs. (%)(2)	Dividend Yield (%)	P/TB (%)	Core P/E (x)	P/A (%)	Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	First Trading Day ($)	% Change (%)	After First Week(4) ($)	% Change (%)	After First Month(5) ($)	% Change (%)	Thru 10/24/08 ($)	% Change (%)
Standard Conversions																																
First Savings Fin. Group, Inc., IN*	10/7/08	FSFG-NASDAQ	$ 215	13.62%	1.73%	117%	$ 24.3	100%	87%	5.1%	C/S	100K/4.5%	8.0%	4.0%	10.0%	7.9%	0.00%	51.2%	NM	10.8%	-0.1%	21.1%	-0.5%	$10.00	$9.90	-1.0%	$9.99	-0.1%	$8.81	-11.9%	$8.81	-11.9%
Home Bancorp, Inc., LA*	10/3/08	HBCP-NASDAQ	$ 448	11.29%	0.19%	302%	$ 89.3	100%	132%	2.1%	N.A.	N.A.	8.0%	4.0%	10.0%	7.6%	0.00%	70.1%	26.0x	17.0%	0.7%	24.3%	2.7%	$10.00	$11.49	14.9%	$10.25	2.5%	$10.24	2.4%	$10.24	2.4%
Averages - Standard Conversions:			**$ 332**	**12.46%**	**0.96%**	**210%**	**$ 56.8**	**100%**	**110%**	**3.6%**	**N.A.**	**N.A.**	**8.0%**	**4.0%**	**10.0%**	**7.7%**	**0.00%**	**60.6%**	**26.0x**	**13.9%**	**0.3%**	**22.7%**	**1.1%**	**$10.00**	**$10.70**	**7.0%**	**$10.12**	**1.2%**	**$9.53**	**-4.8%**	**$9.53**	**-4.8%**
Medians - Standard Conversions:			**$ 332**	**12.46%**	**0.96%**	**210%**	**$ 56.8**	**100%**	**110%**	**3.6%**	**N.A.**	**N.A.**	**8.0%**	**4.0%**	**10.0%**	**7.7%**	**0.00%**	**60.6%**	**26.0x**	**13.9%**	**0.3%**	**22.7%**	**1.1%**	**$10.00**	**$10.70**	**7.0%**	**$10.12**	**1.2%**	**$9.53**	**-4.8%**	**$9.53**	**-4.8%**
Second Step Conversions																																
NONE																																
Mutual Holding Company Conversions																																
Auburn Bancorp, Inc., ME	8/18/08	ABBB-OTCBB	$ 65	6.92%	0.19%	376%	$ 2.3	45%	85%	29.6%	N.A.	N.A.	7.6%	3.3%	10.9%	6.6%	0.00%	61.5%	26.1x	7.3%	0.3%	8.8%	3.4%	$10.00	$10.50	5.0%	$9.50	-5.0%	$9.50	-5.0%	$9.70	-3.0%
Averages - Mutual Holding Company Conversions:			**$ 65**	**6.92%**	**0.19%**	**376%**	**$ 2.3**	**45%**	**85%**	**29.6%**	**NA**	**NA**	**7.6%**	**3.3%**	**10.9%**	**6.6%**	**0.00%**	**61.5%**	**26.1x**	**7.3%**	**0.3%**	**8.8%**	**3.4%**	**$10.00**	**$10.50**	**5.0%**	**$9.50**	**-5.0%**	**$9.50**	**-5.0%**	**$9.70**	**-3.0%**
Medians - Mutual Holding Company Conversions:			**$ 65**	**6.92%**	**0.19%**	**376%**	**$ 2.3**	**45%**	**85%**	**29.6%**	**NA**	**NA**	**7.6%**	**3.3%**	**10.9%**	**6.6%**	**0.00%**	**61.5%**	**26.1x**	**7.3%**	**0.3%**	**8.8%**	**3.4%**	**$10.00**	**$10.50**	**5.0%**	**$9.50**	**-5.0%**	**$9.50**	**-5.0%**	**$9.70**	**-3.0%**
Averages - All Conversions:			**$ 140**	**10.27%**	**0.96%**	**247%**	**$ 13.3**	**73%**	**86%**	**17.3%**	**NA**	**NA**	**7.8%**	**3.6%**	**10.4%**	**7.3%**	**0.00%**	**56.3%**	**26.1x**	**9.0%**	**0.1%**	**14.9%**	**1.5%**	**$10.00**	**$10.20**	**2.0%**	**$9.75**	**-2.6%**	**$9.16**	**-8.5%**	**$9.26**	**-7.5%**
Medians - All Conversions:			**$ 140**	**10.27%**	**0.96%**	**247%**	**$ 13.3**	**73%**	**86%**	**17.3%**	**NA**	**NA**	**7.8%**	**3.6%**	**10.4%**	**7.3%**	**0.00%**	**56.3%**	**26.1x**	**9.0%**	**0.1%**	**14.9%**	**1.5%**	**$10.00**	**$10.20**	**2.0%**	**$9.75**	**-2.6%**	**$9.16**	**-8.5%**	**$9.26**	**-7.5%**

Note: * - Appraisal performed by RP Financial, BOLD=RP Financial did the Conversion Business Plan. "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

1) Non-OTS regulated thrift.
2) As a percent of MHC offering for MHC transactions.
3) Does not take into account the adoption of SOP 93-6.
4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously completed acquisition of another financial institution.
(8) Simultaneously converted to a commercial bank charter.
(9) Former credit union

October 24, 2008

As of October 24, 2008, First Saving closed 11.9% below its IPO price and Home Bancorp closed 2.4% above its IPO price.

Shown in Table 4.3 are the current pricing ratios for First Savings and Home Bancorp. Based on their closing stock prices as of October 24, 2008, First Savings and Home Bancorp were trading at P/TB ratios of 45.06% and 71.81%, respectively.

C. The Acquisition Market

Also considered in the valuation was the potential impact on 1st Security's stock price of recently completed and pending acquisitions of other thrift institutions operating in Washington. As shown in Exhibit IV-4, there were four Washington thrift acquisitions completed from the beginning of 2000 through October 24, 2008, and there are currently no acquisitions pending of a Washington savings institution. The recent acquisition activity involving Washington savings institutions may imply a certain degree of acquisition speculation for the Bank's stock. To the extent that acquisition speculation may impact the Bank's offering, we have largely taken this into account in selecting companies for the Peer Group which operate in markets that have experienced a comparable level of acquisition activity as the Bank's market and, thus, are subject to the same type of acquisition speculation that may influence 1st Security's stock. However, since converting thrifts are subject to a three-year regulatory moratorium from being acquired, acquisition speculation in 1st Security's stock would tend to be less compared to the stocks of the Peer Group companies.

* * * * * * * * * * *

In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for thrift conversions and the local acquisition market for thrift stocks. Taking these factors and trends into account, RP Financial concluded that a moderate downward adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 4.3
Market Pricing Comparatives
Prices As of October 24, 2008

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Market Value ($Mil)	Per Share Data: Core 12-Mth EPS(2) ($)	Per Share Data: Book Value/ Share ($)	Pricing Ratios(3): P/E (X)	Pricing Ratios(3): P/B (%)	Pricing Ratios(3): P/A (%)	Pricing Ratios(3): P/TB (%)	Pricing Ratios(3): P/CORE (x)	Dividends(4): Amount/ Share ($)	Dividends(4): Yield (%)	Dividends(4): Payout Ratio(5) (%)	Financial Characteristics(6): Total Assets ($Mil)	Financial Characteristics(6): Equity/ Assets (%)	Financial Characteristics(6): Tng Eq/ Assets (%)	Financial Characteristics(6): NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	10.24	264.60	0.07	13.05	17.16	88.76	11.39	100.06	18.28	0.33	3.11	35.35	2,615	11.94	11.03	1.52	0.23	2.07	0.24	2.07
Special Selection Grouping(8)	9.53	56.90	0.15	16.91	24.98	58.44	13.46	58.44	26.95	0.00	0.00	0.00	380	22.67	22.67	0.00	0.30	1.21	0.27	1.10
Comparable Group																				
Special Comparative Group(8)																				
FSFG First Savings Fin. Grp. of IN	8.81	22.40	-0.09	19.55	NM	45.06	9.50	45.06	NM	0.00	0.00	NM	236	21.08	21.08	NA	-0.10	-0.46	-0.10	-0.46
HBCP Home Bancorp Inc. Lafayette LA	10.24	91.41	0.38	14.26	24.98	71.81	17.42	71.81	26.95	0.00	0.00	0.00	525	24.26	24.26	NA	0.70	2.88	0.65	2.66

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes Converted Last 3 Mths (no MHC);

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

8. Management

The Bank's management team appears to have experience and expertise in all of the key areas of the Bank's operations. Exhibit IV-5 provides summary resumes of the Bank's Board of Directors and senior management. The financial characteristics of the Bank suggest that the Board and senior management have been effective in implementing an operating strategy that can be well managed by the Bank's present organizational structure. The Bank currently does not have any senior management positions that are vacant.

Similarly, the returns, equity positions and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9. Effect of Government Regulation and Regulatory Reform

In summary, as a fully-converted Washington state regulated institution, 1st Security will operate in substantially the same regulatory environment as the Peer Group members -- all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-6 reflects the Bank's pro forma regulatory capital ratios. On balance, no adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Bank's pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Table 4.4
Valuation Adjustments
1st Security Bank of Washington and the Peer Group Companies

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	Slight Upward
Profitability, Growth and Viability of Earnings	Significant Downward
Asset Growth	No Adjustment
Primary Market Area	Slight Upward
Dividends	No Adjustment
Liquidity of the Shares	Slight Downward
Marketing of the Issue	Moderate Downward
Management	No Adjustment
Effect of Govt. Regulations and Regulatory Reform	No Adjustment

Valuation Approaches

In applying the accepted valuation methodology promulgated by the OTS and adopted by the FDIC, i.e., the pro forma market value approach, including the fully-converted analysis described above, we considered the three key pricing ratios in valuing the Bank's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the stock proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in the Bank's prospectus for reinvestment rate, effective tax rate, stock benefit plan assumptions and expenses (summarized in Exhibits IV-7 and IV-8).

In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group and recent conversion offerings.

RP Financial's valuation placed an emphasis on the following:

- P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock. Given the similarities between the Bank's and the Peer Group's earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, recognizing that (1) the earnings multiples will be evaluated on a pro forma fully-converted basis for the Bank as well as for the Peer Group; and (2) the Peer Group on average has had the opportunity to realize the benefit of reinvesting and leveraging the offering proceeds, we also gave weight to the other valuation approaches.

- P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of an initial public offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a valuable indicator of pro forma value taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or "P/TB"), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

- P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community's willingness to pay market multiples for earnings or book value when ROE is expected to be low.

The Bank will adopt Statement of Position ("SOP") 93-6, which will cause earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of the adoption of SOP 93-6 in the valuation.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, RP Financial concluded that as of October 24, 2008, the pro forma market value of the Bank's full conversion offering equaled $23,000,000 at the midpoint, equal to 2,300,000 shares at $10.00 per share.

1. Price-to-Earnings ("P/E"). The application of the P/E valuation method requires calculating the Bank's pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In applying this technique, we

considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Bank reported a net loss of $4,149,000 for the twelve months ended September 30, 2008. Thus, a valuation analysis on a reported earnings basis is not meaningful. In deriving 1st Security's estimated core earnings, we made the adjustments to the income statement as shown in Table 4.5 below. On a tax affected basis, assuming an effective marginal tax rate of 34.0% for the earnings adjustments, the Bank results for the 12 months ended September 30, 2008 continued to result in a net loss. Thus, a valuation analysis on a core earnings was also deemed not meaningful. (Note: see Exhibit IV-9 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

Table 4.5
1st Security Bank of Washington
Derivation of Core Earnings
12 Months Ended September 30, 2008

	Amount ($000)
Net loss	($4,149)
Addback: Net recurring/non-operating losses(1)	4,625
Tax impact at 34%	(1,572)
Estimated core net loss	($1,097)

(1) See Table 1.2.

2. Price-to-Book ("P/B"). The application of the P/B valuation method requires calculating the Bank's pro forma market value by applying a valuation P/B ratio, as derived from the Peer Group's P/B ratio, to the Bank's pro forma book value. Based on the $23.0 million midpoint valuation, the Bank's pro forma P/B and P/TB ratios both equaled 45.72% (see Table 4.6 below). In comparison to the average P/B and P/TB ratios for the Peer Group of 57.80% and 54.83%, the Bank's ratios reflected a discount of 20.9% on a P/B basis and a discount of 26.0% on a P/TB basis. In comparison to the Peer Group's median P/B and P/TB ratios of 54.83% and 58.30%, respectively, the

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 4.6
Public Market Pricing
1st Security Bancorp Inc of WA and the Comparables
As of October 24, 2008

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)							
	Price/ Share(1)	Market Value	Core 12-Mth EPS(2)	Book Value/ Share	P/E	P/B	P/A	P/TB	P/CORE	Amount/ Share	Yield	Payout Ratio(5)	Total Assets	Equity/ Assets	Tng Eq/ Assets	NPAs/ Assets	Reported ROA	Reported ROE	Core ROA	Core ROE
	($)	($Mil)	($)	($)	(X)	(%)	(%)	(%)	(X)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)	(%)
1st Security Bancorp Inc of WA																				
Superrange	$10.00	$30.42	($0.46)	18.66	NM	53.59	11.71	53.59	NM	$0.00	0.00	0.00	$260	21.85	21.85	1.14	(1.71)	(7.82)	(0.53)	(2.44)
Range Maximum	10.00	26.45	(0.51)	20.15	NM	49.63	10.32	49.63	NM	$0.00	0.00	0.00	256	20.80	20.80	1.15	(1.72)	(8.26)	(0.53)	(2.53)
Range Midpoint	10.00	23.00	(0.57)	21.87	NM	45.72	9.08	45.72	NM	$0.00	0.00	0.00	253	19.86	19.86	1.17	(1.73)	(8.69)	(0.52)	(2.62)
Range Minimum	10.00	19.55	(0.66)	24.20	NM	41.32	7.81	41.32	NM	$0.00	0.00	0.00	250	18.90	18.90	1.18	(1.73)	(9.17)	(0.51)	(2.72)
All Non-MHC Public Companies(7)																				
Averages	10.15	306.55	0.02	14.83	15.69	72.44	8.58	84.16	16.73	0.35	3.33	38.30	2,987	11.23	10.24	1.78	0.20	1.90	0.20	1.82
Medians	9.12	53.50	0.42	13.06	12.52	68.18	6.61	74.85	12.96	0.28	3.26	9.29	877	9.56	7.93	0.83	0.46	3.68	0.44	3.41
All Non-MHC State of WA(7)																				
Averages	7.31	331.84	0.72	12.09	7.61	58.42	8.15	68.70	7.30	0.42	6.23	46.85	3,082	13.64	12.34	1.85	0.64	5.69	0.66	5.90
Medians	5.55	54.95	0.65	11.88	8.16	57.64	6.21	60.37	7.39	0.34	5.40	43.08	885	11.27	9.93	1.65	0.75	6.48	0.74	6.75
Comparable Group Averages																				
Averages	8.59	43.35	0.77	14.90	8.69	57.80	6.38	61.80	8.21	0.26	4.06	23.64	809	10.85	10.26	1.80	0.42	4.52	0.44	5.17
Medians	8.26	36.14	0.62	12.81	7.93	54.83	5.44	58.30	6.35	0.22	3.47	18.35	744	10.12	9.08	1.61	0.53	4.76	0.52	5.80
State of WA																				
FFNW First Fin NW, Inc of Renton WA	7.92	181.00	-0.07	13.74	NM	57.64	15.13	60.37	NM	0.34	4.29	NM	1,196	26.25	25.37	2.65	-0.08	-0.35	-0.14	-0.61
RPFG Rainier Pacific Fin Grp of WA	2.81	17.85	0.65	11.88	4.01	23.65	2.05	24.74	4.32	0.28	9.96	40.00	870	8.68	8.33	1.65	0.50	5.22	0.47	4.85
RVSB Riverview Bancorp, Inc. of WA	5.03	54.95	0.58	8.43	8.38	59.67	6.21	83.28	8.67	0.18	3.58	30.00	885	10.41	7.68	2.67	0.77	6.98	0.74	6.75
TSBK Timberland Bancorp, Inc. of WA	5.55	38.30	0.91	10.84	7.93	51.20	5.77	56.23	6.10	0.44	7.93	62.86	664	11.27	10.37	1.55	0.75	6.48	0.97	8.42
WFSL Washington Federal, Inc. of WA	15.55	1367.09	1.54	15.56	10.10	99.94	11.59	118.88	10.10	0.84	5.40	54.55	11,795	11.60	9.93	0.74	1.24	10.10	1.24	10.10
Comparable Group																				
BYFC Broadway Financial Corp. of CA	5.96	10.46	1.09	11.68	5.37	51.03	2.68	51.03	5.47	0.20	3.36	18.02	391	5.25	5.25	0.38	0.55	9.99	0.54	9.81
FBSI First Bancshares, Inc. of MO	15.49	24.02	0.10	17.71	NM	87.46	9.65	88.26	NM	0.00	0.00	0.00	249	11.03	10.94	1.56	0.12	1.09	0.06	0.58
FFNW First Fin NW, Inc of Renton WA	7.92	181.00	-0.07	13.74	NM	57.64	15.13	60.37	NM	0.34	4.29	NM	1,196	26.25	25.37	2.65	-0.08	-0.35	-0.14	-0.61
FPTB First PacTrust Bancorp of CA	9.78	42.15	0.15	18.80	NM	52.02	5.11	52.02	NM	0.74	7.57	NM	825	9.83	9.83	4.34	0.06	0.57	0.08	0.78
LBCP Liberty Bancorp, Inc. of MO	8.60	33.59	0.43	11.02	17.92	78.04	9.92	78.04	20.00	0.10	1.16	20.83	343	12.71	12.71	1.80	0.56	4.04	0.51	3.62
FFFD North Central Bancshares of IA	15.00	20.15	2.29	30.55	11.36	49.10	4.07	55.82	6.55	0.04	0.27	3.03	495	8.29	7.36	0.70	0.35	4.29	0.60	7.44
RPFG Rainier Pacific Fin Grp of WA	2.81	17.85	0.65	11.88	4.01	23.65	2.05	24.74	4.32	0.28	9.96	40.00	870	8.68	8.33	1.65	0.50	5.22	0.47	4.85
RVSB Riverview Bancorp, Inc. of WA	5.03	54.95	0.58	8.43	8.38	59.67	6.21	83.28	8.67	0.18	3.58	30.00	885	10.41	7.68	2.67	0.77	6.98	0.74	6.75
TSBK Timberland Bancorp, Inc. of WA	5.55	38.30	0.91	10.84	7.93	51.20	5.77	56.23	6.10	0.44	7.93	62.86	664	11.27	10.37	1.55	0.75	6.48	0.97	8.42
UWBK United Western Bncp, Inc of CO	9.78	70.63	1.54	14.34	5.86	68.20	3.25	68.20	6.35	0.24	2.45	14.37	2,174	4.76	4.76	0.65	0.57	10.89	0.53	10.04

(1) Average of high/low or bid/ask price per share.
(2) EPS (core basis) is based on actual trailing twelve month data, adjusted to omit the impact of non-operating items on a tax effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to Earnings; P/B = Price to Book; P/A = Price to Assets; P/TB = Price to Tangible Book; and P/CORE - Price to Core Earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated twelve month dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The informatio provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Bank's pro forma P/B and P/TB ratios at the midpoint value reflected discounts of 16.6% and 21.6%, respectively. At the top of the super range, the Bank's P/B and P/TB ratios both equaled 53.59%. In comparison to the Peer Group's average P/B and P/TB ratios, the Bank's P/B and P/TB ratios at the top of the super range reflected discounts of 7.3% and 13.3%, respectively. In comparison to the Peer Group's median P/B and P/TB ratios, the Bank's P/B and P/TB ratios at the top of the super range reflect discounts of 2.3% and 8.1%, respectively. RP Financial considered the discounts under the P/B approach to be reasonable, given the nature of the calculation of the P/B ratio which mathematically results in a ratio discounted to book value and the net losses incurred by the Bank on both a reported and estimated core basis which renders the earnings approach not meaningful.

3. Price-to-Assets ("P/A"). The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Bank's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. At the $23.0 million midpoint of the valuation range, the Bank's value equaled 9.08% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 6.38%, which implies a premium of 42.3% has been applied to the Bank's pro forma P/A ratio. In comparison to the Peer Group's median P/A ratio of 5.44%, the Bank's pro forma P/A ratio at the midpoint value reflects a premium of 66.9%.

Comparison to Recent Offerings

As indicated at the beginning of this chapter, RP Financial's analysis of recent conversion offering pricing characteristics at closing and in the aftermarket has been limited to a "technical" analysis and, thus, the pricing characteristics of recent conversion offerings can not be a primary determinate of value. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals).

As discussed previously, Home Bancorp and First Savings were the most recent standard conversion offerings completed. In comparison to Home Bancorp's and First Savings' average pro closing forma P/TB ratio of 60.6%, the Bank's P/TB ratio of 45.7% at the midpoint value reflects an implied discount of 24.6%. At the top of the superrange, the Bank's P/TB ratio of 53.6% reflects an implied discount of 11.6% relative to Home Bancorp's and First Savings' average closing P/TB ratio. Home Bancorp's and First Savings' current average P/TB ratio, based on closing stock prices as of October 24, 2008, equaled 58.4%. In comparison to Home Bancorp's and First Savings' current average P/TB ratio, the Bank's P/TB ratio at the midpoint value reflects an implied discount of 21.8% and at the top of the superrange the discount narrows to 8.3%.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of October 24, 2008, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion equaled $23,000,000 at the midpoint, equal to 2,300,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% valuation range indicates a minimum value of $19,550,000 and a maximum value of $26,450,000. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 1,955,000 at the minimum and 2,645,000 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $30,417,500 without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 3,041,750. The pro forma valuation calculations relative to the Peer Group are shown in Table 4.5 and are detailed in Exhibit IV-7 and Exhibit IV-8.

EXHIBITS

LIST OF EXHIBITS

LIST OF EXHIBITS (continued)

EXHIBIT I-1

1st Security Bank of Washington
Map of Office Locations

1st Security Bank of Washington's Office Locations


BRITISH
COLUMBIA
Vancouver Island
San Juan Islands
Friday Harbor
Lopez
Oak Bay
Victoria
Metchosin
Strait of Juan de Fuca
Sekiu
Nash Bay
Port Renfrew
Samish
Anacortes
Concrete
Marblemount
Rockport
North Fork
Thunder Creek
Whidbey Island
Oak Harbor
Coupeville
Port Townsend
Port Hadlock
Discovery Bay
Tulalip
Everett
Mukilteo
Puget Sound
Edmonds
Richmond Beach
Richmond Highlands
Silverdale
Tracyton
Bremerton
Kitsap County
Snohomish County
Darrington
Lake Stevens
Pacific Ocean
Bogachiel
Hoh
Tunnel Creek
Hayes
Queets
North Fork Quinault
East Fork Quinault
Duckabush
Lake Quinault
Lake Cushman
Amanda Park
Taholah
Moclips
Humptulips
Tahuya
Shelton
Gig Harbor
Lakewood
Wishkah
McCleary
Elma
Aberdeen
Hoquiam
Ocean Shores
Westport
Montesano
Malone
Chehalis
Tumwater
Lacey
Elk Plain
Frederickson
Pierce County
WASHINGTON
Carbon
Spukwush Creek
Meadow Creek
Fryingpan Creek
Nisqually
101
104
525
305
522
96
9
203
18
164
169
509
20
14
17
2
3
7
8
12
5
0 mi
20
40
60

EXHIBIT I-2

1st Security Bank of Washington
Audited Financial Statements
[Incorporated by Reference]

EXHIBIT I-3

1st Security Bank of Washington
Key Operating Ratios

EXHIBIT I-3

1st Security Bank of Washington
Key Operating Ratios

	Nine months ended September 30,		Year ended December 31,		
	2008	2007	2007	2006	2005
	(Dollars in thousands)				
Selected Financial Ratios and Other Data:					
Performance ratios(1):					
Return on assets (ratio of net income (loss) to average total assets)	(0.20)%	(0.18)%	(1.60)%	0.48%	0.53%
Return on equity (ratio of net income (loss) to average equity)	(1.59)%	(1.34)%	(11.65)%	3.74%	4.18%
Yield on interest-earning assets	7.48%	7.39%	7.38%	7.14%	6.90%
Rate paid on interesting-bearing liabilities	3.06%	3.48%	3.51%	2.86%	2.08%
Interest rate spread information:					
Average during period	4.42%	3.91%	3.87%	4.28%	4.83%
End of period	4.62%	3.90%	3.58%	4.24%	4.78%
Net interest margin(2)	4.90%	4.55%	4.47%	4.81%	5.22%
Operating expense to average total assets	5.32%	5.63%	6.69%	5.55%	4.63%
Average interest-earning assets to average interest-bearing liabilities	118.67%	122.11%	120.88%	122.66%	123.27%
Efficiency ratio(3)	92.42%	102.54%	123.36%	87.35%	77.81%
Asset quality ratios:					
Non-performing assets to total assets at end of period(4)	1.26%	0.17%	0.07%	0.09%	0.07%
Non-performing loans to total gross loans(4)	1.39%	0.19%	0.08%	0.10%	0.08%
Allowance for loan losses to non-performing loans(4)	107.40%	582.96%	1,491.30%	1,181.66%	1,599.41%
Allowance for loan losses to loans receivable, net	1.51%	1.13%	1.15%	1.24%	1.26%
Capital ratios:					
Equity to total assets at end of period	13.36%	13.30%	12.05%	13.57%	13.10%
Average equity to average assets	12.89%	13.63%	13.61%	12.95%	12.62%
Other data:					
Number of full service offices	12	12	12	12	12
Full-time equivalent employees	117	125	125	130	112

(1) Performance ratios for the nine month periods ended September 30, 2008 and 2007 are annualized as appropriate.
(2) Net interest income divided by average interest earning assets.
(3) Total other operating expense as a percentage of net interest income and total other operating income, excluding net securities transactions.
(4) Non-performing assets consists of non-accruing loans and accruing loans more than 90 days past due.

EXHIBIT I-4

**1st Security Bank of Washington
Investment Portfolio Composition**

EXHIBIT I-4

1st Security Bank of Washington
Investment Portfolio Composition

	September 30, 2008		December 31, 2007		December 31, 2006	
	Book Value	Fair Value	Book Value	Fair Value	Book Value	Fair Value
			(Dollars in thousands)			
Available for sale:						
U.S. government and federal agency	$ 4,475	$ 4,462	$ 4,475	$ 4,485	$ 15,756	$ 15,369
Mortgage-backed	1,382	1,395	-	-	-	-
Other	–	–	136	136	134	134
Total available for sale	5,857	5,857	4,611	4,621	15,890	15,503
Federal Home Loan Bank stock	1,797	1,797	1,797	1,797	1,797	1,797
Total securities	$ 7,654	$ 7,654	$ 6,408	$ 6,418	$ 17,687	$ 17,300

The composition and maturities of our investment portfolio at September 30, 2008, excluding FHLB stock, are indicated in the following table.

	September 30, 2008								
	1 year or less		Over 1 to 10 years		Over 10 years		Total Securities		
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Fair Value
				(Dollars in thousands)					
Securities available for sale:									
U.S. government and federal agency	$ 3,000	4.70%	$ –	0.00%	$ 1,475	4.20%	$ 4,475	4.54%	$ 4,462
Mortgage-backed	–	–	–	–	1,382	4.41	1,382	4.41	1,395
Total investment securities	$ 3,000	4.70%	$ –	0.00%	$ 2,857	4.30%	$ 5,857	4.51%	$ 5,857

EXHIBIT I-5

1st Security Bank of Washington
Yields and Costs

EXHIBIT I-5

1st Security Bank of Washington
Yields and Costs

Average Balances, Interest and Average Yields/Cost

The following table sets forth for the periods indicated, information regarding average balances of assets and liabilities as well as the total dollar amounts of interest income from average interest-earning assets and interest expense on average interest-bearing liabilities, resultant yields, interest rate spread, net interest margin (otherwise known as net yield on interest-earning assets), and the ratio of average interest-earning assets to average interest-bearing liabilities. Also presented is the weighted average yield on interest-earning assets, rates paid on interest-bearing liabilities and the resultant spread at September 30, 2008. Income and all average balances are monthly average balances. Non-accruing loans have been included in the table as loans carrying a zero yield.

	At September 30, 2008	Nine Months Ended September 30,						Year Ended December 31,					
		2008			2007			2007			2006		
	Yield/ Rate	Average Balance Outstanding	Interest Earned Paid	Yield Rate	Average Balance Outstanding	Interest Earned Paid	Yield Rate	Average Balance Outstanding	Interest Earned Paid	Yield Rate	Average Balance Outstanding	Interest Earned Paid	Yield Rate
	(Dollars in thousands)												
Interest-earning assets:													
Loans receivable (1)	7.54%	$ 213,012	$ 12,490	7.82%	$ 221,861	$ 12,724	7.65%	$ 224,566	$ 17,066	7.60%	$ 218,843	$ 16,229	7.42%
Mortgage-backed securities	4.47%	3,756	122	4.33%	-	-	-%	-	-	-%	-	-	-%
Investment securities	4.69%	4,475	160	4.77%	13,011	431	4.42%	11,437	511	4.47%	15,884	686	4.32%
Federal Home Loan Bank stock	-%	1,797	11	0.82%	1,797	7	0.52%	1,797	11	0.61%	1,797	-	-%
Other	1.05%	6,701	98	1.95%	1,123	25	2.97%	1,014	31	3.06%	933	36	3.86%
Total interest-earning assets (1)	7.39%	229,741	12,881	7.48%	237,792	13,187	7.39%	238,814	17,619	7.38%	237,457	16,951	7.14%
Interest-bearing liabilities:													
Savings and money market accounts	1.55%	77,044	879	1.52%	80,709	1,037	1.71%	79,444	1,388	1.75%	90,259	1,124	1.25%
Interest-bearing checking accounts	1.13%	14,214	197	1.85%	2,484	13	0.70%	4,748	81	1.71%	498	3	0.60%
Certificate accounts	3.92%	90,075	3,003	4.45%	94,635	3,375	4.76%	96,489	4,639	4.81%	83,206	3,486	4.19%
Borrowings	3.89%	12,270	362	3.93%	16,908	655	5.17%	16,886	834	4.94%	19,631	923	4.70%
Total interest-bearing liabilities	2.69%	193,603	4,441	3.06%	194,736	5,080	3.48%	197,567	6,942	3.51%	193,594	5,536	2.86%
Net interest income			$ 8,440			$ 8,107			$ 10,677			$ 11,415	
Net interest rate spread	4.70%			4.42%			3.91%			3.87%			4.28%
Net earning assets		$ 36,138			$ 43,056			$ 41,247			$ 43,863		
Net yield on average interest-earning assets				4.90%			4.55%			4.47%			4.81%
Average interest-earning assets to average interest-bearing liabilities		118.67%			122.11%			120.88%			122.66%		

(1) The average loans receivable, net balances include non-accruing loans.

EXHIBIT I-6

1st Security Bank of Washington
Loan Loss Allowance Activity

EXHIBIT I-6

1st Security Bank of Washington
Loan Loss Allowance Activity

	Nine Months Ended September 30, 2008	Nine Months Ended September 30, 2007	Year Ended December 31, 2007	Year Ended December 31, 2006
	(Dollars in thousands)			
Balance at beginning of period:	$ 2,744	$ 2,706	$ 2,706	$ 2,719
Charge-offs:				
Real estate loans				
Home equity	18	1	1	18
Total real estate loans	18	1	1	18
Consumer loans				
Indirect home improvement	760	405	600	355
Automobile	330	317	427	292
Recreational	28	83	108	125
Home improvement	10	–	13	67
Deposit account	3	–	-	-
Other	74	50	61	152
Total consumer loans	1,205	855	1,209	991
Commercial business loans	–	–	-	-
Total charge-offs	1,223	856	1,210	1,009
Recoveries:				
Real estate loans				
Home equity	47	–	-	-
Total real estate loans	47	–	-	-
Consumer loans				
Indirect home improvement	200	192	214	143
Automobile	137	201	295	390
Recreational	30	51	70	88
Home improvement	–	16	16	6
Deposit account	–	–	-	-
Other	60	98	129	123
Total consumer loans	427	558	724	750
Commercial business loans	–	–	-	-
Total recoveries	474	558	724	750
Net charge-offs	749	298	486	259
Additions charged to operations	1,184	246	578	246
Reclassification for off-balance sheet contingencies	-	(54)	(54)	-
Balance at end of period	$ 3,179	$ 2,600	$ 2,744	$ 2,706
Net charge-offs during the period to average loans outstanding during the period	0.35%	0.13%	0.22%	0.12%
Net charge-offs during the period to average non-performing assets	87.50%	149.75%	259.89%	227.19%
Allowance as a percentage of non-performing assets	107.40%	582.96%	1,491.30%	1,181.66%
Allowance as a percentage of total gross loans receivable (end of period)	1.49%	1.12%	1.14%	1.22%

EXHIBIT I-7

1st Security Bank of Washington
Interest Rate Risk Analysis

EXHIBIT I-7

1st Security Bank of Washington
Interest Rate Risk Analysis

As illustrated in the tables below, we would benefit from an increase in market rates of interest. Due to the restructuring done during the first six months of 2008 discussed above, we are now more asset sensitive than liability sensitive. As a result, an increase in rates would positively impact our net interest income, as loans would reprice more rapidly than deposits and borrowings. Our net interest income would be negatively impacted by a decrease in interest rates.

Change in Interest Rates in Basis Points	June 30, 2008		
	Net Interest Income		
	$ Amount	$ Change	% Change
200bp	5,924	186	3.2%
100bp	5,831	93	1.6%
0bp	5,738	---	---
(100)bp	5,597	(141)	(2.5)%

EXHIBIT I-8

1st Security Bank of Washington
Fixed and Adjustable Rate Loans

EXHIBIT I-8

1st Security Bank of Washington
Fixed and Adjustable Rate Loans

	September 30, 2008		December 31, 2007		December 31, 2006	
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)					
Fixed-rate loans:						
Real estate loans:						
One- to four-family	$ 6,028	2.83%	$ 57,610	23.93%	$ 64,919	29.39%
Home equity	5,983	2.81	6,616	2.75	6,812	3.09
Multi-family	407	0.19	968	0.40	592	0.27
Commercial	16,334	7.66	15,852	6.58	8,959	4.05
Construction and development	106	0.05	110	0.05	196	0.09
Total real estate loans	28,858	13.54	81,156	33.71	81,478	36.89
Consumer	119,588	56,09	116,329	48.32	108,756	49.24
Commercial business	260	0.12	165	0.07	-	-
Total fixed-rate loans	148,706	69.75	197,650	82.10	190,234	86.13
Adjustable- rate loans:						
Real estate loans:						
One- to four-family	942	0.44	2,946	1.22	2,765	1.25
Home equity	12,368	5.80	13,105	5.45	15,788	7.15
Multi-family	3	–	4	-	-	-
Commercial	8,760	4.11	1,457	0.61	1,495	0.67
Construction or development	17,461	8.19	6,410	2.66	2,405	1.08
Total real estate loans	39,534	18.54	23,922	9.94	22,453	10.15
Consumer	61	0.03	151	0.06	564	0.26
Commercial business	24,887	11.68	19,032	7.90	7,649	3.46
Total adjustable-rate loans	64,482	30.25	43,105	17.90	30,666	13.87
Total gross loans receivable	213,188	100.00%	240,755	100.00%	220,900	100.00%
Less:						
Deferred fees and discounts	(75)		(204)		(116)	
Allowance for losses	(3,179)		(2,744)		(2,706)	
Total loans, net	$ 209,934		$ 237,807		$ 218,078	

EXHIBIT I-9

1st Security Bank of Washington
Loan Portfolio Composition

EXHIBIT I-9

1st Security Bank of Washington
Loan Portfolio Composition

	September 30, 2008		December 31, 2007		December 31, 2006	
	Amount	Percent	Amount	Percent	Amount	Percent
			(Dollars in thousands)			
Real estate loans:						
One- to four-family	$ 6,970	3.27%	$ 60,556	25.15%	$ 67,684	30.64%
Home equity	18,351	8.61	19,721	8.19	22,600	10.23
Multi-family	410	0.19	972	0.41	592	0.27
Commercial	25,094	11.77	17,309	7.19	10,454	4.73
Construction and development	17,567	8.24	6,520	2.71	2,601	1.18
Total real estate loans	68,392	32.08	105,078	43.65	103,931	47.05
Consumer loans:						
Indirect home improvement	71,243	33.42	69,559	28.89	62,099	28.11
Automobile	28,086	13.17	25,991	10.80	28,473	12.89
Recreational	11,790	5.53	11,727	4.87	13,182	5.97
Home improvement	2,405	1.13	2,952	1.23	1,005	0.45
Deposit account	154	0.07	109	0.04	151	0.07
Other	5,971	2.80	6,142	2.55	4,410	2.00
Total consumer loans	119,649	56.12	116,480	48.38	109,320	49.49
Commercial business loans	25,147	11.80	19,197	7.97	7,649	3.46
Total loans	213,188	100.00%	240,755	100.00%	220,900	100.00%
Less:						
Deferred fees and discounts	(75)		(204)		(116)	
Allowance for losses	(3,179)		(2,744)		(2,706)	
Total loans receivable, net	$ 209,934		$ 237,807		$ 218,078	

EXHIBIT I-10

1st Security Bank of Washington
Contractual Maturity by Loan Type

EXHIBIT I-10

1st Security Bank of Washington
Contractual Maturity by Loan Type

Loan Maturity and Repricing. The following table sets forth certain information at December 31, 2007 regarding the dollar amount of loans maturing in our portfolio based on their contractual terms to maturity, but does not include scheduled payments or potential prepayments. Loan balances do not include undisbursed loan proceeds, unearned discounts, unearned income and allowance for loan losses.

	Real Estate															
	One- to Four Family		Home Equity		Multi-family		Commercial		Construction and Development		Consumer		Commercial Business		Total	
Due During Years Ending December 31,	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in thousands)															
2008(1)	$ 469	6.55%	$ 213	8.87%	$ 64	6.99%	$ 15,602	7.10%	$ 5,574	8.11%	$ 4,834	10.57%	$ 12,614	7.29%	$ 39,370	7.73%
2009	291	5.65	-	-	341	6.50	-	-	-	-	3,074	9.14	2,000	7.00	5,706	8.05
2010	640	4.91	10	7.00	-	-	-	-	-	-	6,918	8.84	-	-	7,568	8.51
2011 and 2012	588	5.36	37	7.25	-	-	522	6.38	835	6.88	23,939	8.88	1,675	7.24	27,596	8.60
2013 to 2017	4,683	4.95	4,753	6.83	567	8.50	1,185	6.49	-	-	51,008	9.16	2,908	7.84	65,104	8.57
2018 to 2022	15,280	5.09	14,487	6.85	-	-	-	-	111	8.26	25,225	10.59	-	-	55,103	8.08
2023 and following	38,605	5.68	221	7.80	-	-	-	-	-	-	1,482	8.64	-	-	40,308	5.80
Total	$60,556	5.47%	$ 19,721	6.88%	$ 972	7.70%	$ 17,309	7.04%	$ 6,520	7.95%	$116,480	9.44%	$ 19,197	7.34%	$240,755	7.85%

(1) Includes demand loans, loans having no stated maturity and overdraft loans.

EXHIBIT I-11

1st Security Bank of Washington
Loan Originations, Purchases and Sales

EXHIBIT I-11

1st Security Bank of Washington
Loan Originations, Purchases and Sales

	Nine Months Ended September 30, 2008	Nine Months Ended September 30, 2007	Year Ended December 31, 2007	Year Ended December 31, 2006
	(In thousands)			
Originations by type:				
Fixed-rate:				
One- to four-family	$ 5,274	$ 6,451	$ 8,258	$ 5,687
Home equity	573	1,675	2,423	2,600
Multi-family	6	7	574	-
Commercial	3,567	5,040	7,096	4,096
Construction and development	–	–	–	–
Consumer	48,677	56,319	73,650	55,172
Commercial business	113	660	660	180
Total fixed-rate	58,210	70,152	92,661	67,735
Adjustable- rate:				
One- to four-family	1,530	629	820	–
Home equity	3,334	3,193	4,024	6,902
Multi-family	2	1	1	–
Commercial	7,374	78	98	44
Construction and development	12,595	5,028	6,859	467
Consumer	–	2	2	14
Commercial business	20,453	21,017	34,955	11,676
Total adjustable-rate	45,288	29,948	46,759	19,103
Total loans originated	103,498	100,100	139,420	86,838
Sales and repayments:				
One- to four-family	5,499	3,067	5,339	22,318
Consumer	–	–	–	3,637
Total loans sold	5,499	3,067	5,339	25,955
Mortgage-backed securities	48,635	–	–	–
Total sales	54,134	3,067	5,339	25,955
Total principal repayments	76,931	84,752	114,226	58,522
Total reductions	131,065	87,819	119,565	84,477
Net increase (decrease)	$ (27,567)	$ 12,281	$ 19,855	$ 2,361

EXHIBIT I-12

1st Security Bank of Washington
Non-Performing Assets

EXHIBIT I-12

1st Security Bank of Washington
Non-Performing Assets

	September 30, 2008	December 31, 2007	December 31, 2006
	(Dollars in thousands)		
Non-accruing loans:			
Real estate loans:			
Construction and development	$ 2,669	$ –	$ –
Total real estate loans	2,668	–	–
Consumer loans:			
Indirect home improvement	133	117	127
Automobile	141	50	37
Recreational	2	3	29
Other	16	3	14
Total consumer loans	292	173	207
Total non-accruing loans	2,960	173	207
Accruing loans delinquent more than 90 days:	–	–	–
Real estate loans:			
Home equity	–	11	22
Total accruing loans delinquent more than 90 days	–	11	22
Total non-performing assets	$ 2,960	$ 184	$ 229
Total as a percentage of total assets	1.26%	0.07%	0.09%

EXHIBIT I-13

1st Security Bank of Washington
Deposit Composition

EXHIBIT I-13

1st Security Bank of Washington
Deposit Composition

	September 30, 2008		December 31, 2007		December 31, 2006	
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in thousands)					
Transactions and Savings Deposits:						
Interest-bearing checking	$ 12,673	6.50%	$ 15,718	7.52%	$ 1,825	0.89%
Non-interest-bearing checking	19,405	9.95	19,217	9.20	29,574	14.44
Savings	27,777	14.24	30,464	14.59	42,583	20.80
Money market	53,075	27.20	42,719	20.45	40,147	19.60
Total non-certificates	112,930	57.89	108,118	51.76	114,129	55.73
Certificates:						
0.00 – 1.99%	103	0.05	4	-	11	0.01
2.00 – 3.99%	53,572	27.46	11,856	5.68	26,389	12.88
4.00 – 5.99%	28,014	14.35	88,406	42.33	63,707	31.10
6.00 – 7.99%	127	0.07	141	0.07	269	0.13
8.00 – 9.99%	360	0.18	338	0.16	311	0.15
10.00 and over	-	-	-	-	-	-
Total certificates	82,176	42.11	100,745	48.24	90,687	44.27
Total deposits	$ 195,106	100.00%	$ $208,863	100.00%	$ 204,816	100.00%

EXHIBIT I-14

1st Security Bank of Washington
Maturity of Time Deposits

EXHIBIT I-14

1st Security Bank of Washington
Maturity of Time Deposits

	0.00-1.99%	2.00-3.99%	4.00-5.99%	6.00-7.99%	8.00-9.99%	10.00% or greater	Total	Percent of Total
				(Dollars in thousands)				
Certificate accounts maturing in quarter ending:								
December 31, 2008	$ –	$ 7,310	$ 7,928	$ –	$ –	$ –	$ 15,238	18.54%
March 31, 2009	10	12,495	9,682	–	–	–	22,187	27.00
June 30, 2009	–	11,323	1,146	24	–	–	12,493	15.20
September 30, 2009	93	15,556	2,128	71	–	–	17,848	21.72
December 31, 2009	–	265	1,364	8	–	–	1,637	1.99
March 31, 2010	–	718	692	17	–	–	1,427	1.74
June 30, 2010	–	420	1,501	–	–	–	1,921	2.34
September 30, 2010	–	3,939	661	–	–	–	4,600	5.60
December 31, 2010	–	30	455	–	–	–	485	0.59
March 31, 2011	–	579	621	7	–	–	1,207	1.47
June 30, 2011	–	289	123	–	183	–	595	0.72
September 30, 2011	–	–	–	–	–	–	–	–
Thereafter	–	648	1,713	–	177	–	2,538	3.09
Total	$ 103	$53,572	$28,014	$ 127	$ 360	$ –	$ 82,176	100.00%
Percent of total	0.13%	65.19%	34.09%	0.15%	0.44%	0.00%	100.00%	

The following table indicates the amount of our jumbo certificates of deposit by time remaining until maturity as of September 30, 2008. Jumbo certificates of deposit are certificates in amounts of $100,000 or more.

	Maturity				
	3 Months or Less	Over 3 to 6 Months	Over 6 to 12 Months	Over 12 Months	Total
		(In thousands)			
Certificates of deposit less than $100,000	$ 10,024	$ 17,371	$ 18,904	$ 10,105	$ 56,404
Certificates of deposit of $100,000 or more	5,214	4,816	11,437	4,305	25,772
Total certificates of deposit	$ 15,238	$ 22,187	$ 30,341	$ 14,410	$ 82,176

EXHIBIT I-15

1st Security Bank of Washington
Borrowing Activity

EXHIBIT I-15

1st Security Bank of Washington
Borrowing Activity

	Nine Months Ended September 30, 2008	Nine Months Ended September 30, 2007	Year Ended December 31, 2007	Year Ended December 31, 2006
	(Dollars in thousands)			
Maximum balance:				
Federal Home Loan Bank advances	$ 30,400	$ 26,400	$ 24,900	$ 24,400
Fed Funds Purchased	$ 897	$ 194	$ 1,331	$ -
Average balances:				
Federal Home Loan Bank advances	$ 12,266	$ 16,908	$ 16,886	$ 19,631
Fed Funds Purchased	$ 5	$ 1	$ 10	$ –
Weighted average interest rate				
Federal Home Loan Bank advances	4.06%	5.07%	4.90%	4.56%
Fed Funds Purchased	0.74%	0.73%	2.14%	–%

	September 30, 2008	December 31, 2007	December 31, 2006
	(Dollars in thousands)		
Balance outstanding at end of period:			
Federal Home Loan Bank advances	$ 5,900	$ 19,800	$ $13,400
Fed Funds Purchased	160	–	–
Total borrowings	$ 6,060	$ 19,800	$ 13,400
Weighted average interest rate of:			
Federal Home Loan Bank advances	4.41%	4.37%	5.09%
Fed Funds Purchased	3.00%	–%	–%

EXHIBIT II-1

1st Security Bank of Washington
Description of Office Facilities

EXHIBIT II-1

1st Security Bank of Washington
Description of Office Facilities

Location	Square Footage	Owned or Leased	Lease Expiration Date	Net book value at September 30, 2008
Canyon Park 22020 17th Ave, Suite 100, Bothell, WA 98021	2,997	Leased	May 2009[(1)]	-
Edmonds 620 Edmonds Way Edmonds, WA 98020	1,080	Owned	-	$ 336,000
Everett 11102 Evergreen Way Everett, WA 98203	2,446	Owned	-	$417,000
Lynnwood 19002 33rd Ave W Lynnwood, WA 98036	3,000	Leased	May 2013	-
Marysville 11525 State Ave NE Marysville, WA 98270	3,000	Owned	-	$490,000
Mountlake Terrace (Admin) 6920 220th St SW Mountlake Terrace, WA 98043	35,535	Owned	-	$2,786,000
Port Angeles 1405 E Front St Port Angeles, WA 98362	2,434	Owned	-	$200,000
Poulsbo 21650 Market Place Poulsbo, WA 98370	2,223	Owned	-	$3,036,000
Puyallup 307 W Stewart St Puyallup, WA 98371	1,512	Owned	-	$ 397,000
Redmond 14808 NE 24th St, Suite D Redmond, WA 98052	2,331	Leased	June 2016[(1)]	-
Seattle 119 Cedar Street Seattle, WA 98121	1,310	Leased	Month to Month	-
South Hill (Puyallup) 12009 Meridian E Puyallup, WA 98374	2,040	Owned	-	$203,000
Tacoma 2941 South 38th St, #A Tacoma, WA 98409	3,000	Leased	April 2011	-

(1) Lease provides for two five-year renewals.

EXHIBIT II-2

Historical Interest Rates

Exhibit II-2
Historical Interest Rates(1)

Year/Qtr. Ended		Prime Rate	90 Day T-Bill	One Year T-Bill	10 Year T-Bond
2000:	Quarter 1	9.00%	5.88%	6.28%	6.03%
	Quarter 2	9.50%	5.88%	6.08%	6.03%
	Quarter 3	9.50%	6.23%	6.07%	5.80%
	Quarter 4	9.50%	5.89%	5.32%	5.12%
2001:	Quarter 1	8.00%	4.30%	4.09%	4.93%
	Quarter 2	6.75%	3.65%	3.72%	5.42%
	Quarter 3	6.00%	2.40%	2.49%	4.60%
	Quarter 4	4.75%	1.74%	2.17%	5.07%
2002:	Quarter 1	4.75%	1.79%	2.70%	5.42%
	Quarter 2	4.75%	1.70%	2.06%	4.86%
	Quarter 3	4.75%	1.57%	1.53%	3.63%
	Quarter 4	4.25%	1.22%	1.32%	3.83%
2003:	Quarter 1	4.25%	1.14%	1.19%	3.83%
	Quarter 2	4.00%	0.90%	1.09%	3.54%
	Quarter 3	4.00%	0.95%	1.15%	3.96%
	Quarter 4	4.00%	0.95%	1.26%	4.27%
2004:	Quarter 1	4.00%	0.95%	1.20%	3.86%
	Quarter 2	4.00%	1.33%	2.09%	4.62%
	Quarter 3	4.75%	1.70%	2.16%	4.12%
	Quarter 4	5.25%	2.22%	2.75%	4.24%
2005:	Quarter 1	5.75%	2.80%	3.43%	4.51%
	Quarter 2	6.00%	3.12%	3.51%	3.98%
	Quarter 3	6.75%	3.55%	4.01%	4.34%
	Quarter 4	7.25%	4.08%	4.38%	4.39%
2006:	Quarter 1	7.75%	4.63%	4.82%	4.86%
	Quarter 2	8.25%	5.01%	5.21%	5.15%
	Quarter 3	8.25%	4.88%	4.91%	4.64%
	Quarter 4	8.25%	5.02%	5.00%	4.71%
2007:	Quarter 1	8.25%	5.04%	4.90%	4.65%
	Quarter 2	8.25%	4.82%	4.91%	5.03%
	Quarter 3	7.75%	3.82%	4.05%	4.59%
	Quarter 4	7.25%	3.36%	3.34%	3.91%
2008:	Quarter 1	5.25%	1.38%	1.55%	3.45%
	Quarter 2	5.00%	1.90%	2.36%	3.99%
	Quarter 3	5.00%	0.92%	1.78%	3.85%
As of Oct. 24, 2008		4.50%	0.89%	1.60%	3.76%

(1) End of period data.

Sources: Federal Reserve.

EXHIBIT II-3

Demographic Data in the Primary Market Area

SNL*i*

SNLFinancial

Demographic Summary: US

	Base 2000	Current 2008	Projected 2013	% Change 2000 - 2008	% Change 2008 - 2013
Total Population (actual)	281,421,906	309,299,265	328,770,749	9.91	6.30
0-14 Age Group (%)	21.41	20.07	19.68	3.05	4.19
15-34 Age Group (%)	28.10	27.39	26.99	7.14	4.74
35-54 Age Group (%)	29.43	28.76	27.51	7.41	1.67
55-69 Age Group (%)	12.01	14.70	16.61	34.53	20.04
70+ Age Group (%)	9.05	9.07	9.22	10.16	8.06
Median Age (actual)	35.3	36.8	37.7	4.25	2.45
Diversity Index (actual)	54.6	60.0	63.0	9.89	5.00
Black (%)	12.32	12.62	12.73	12.65	7.22
Asian (%)	3.64	4.41	4.89	33.05	17.89
White (%)	75.14	72.35	70.67	5.82	3.83
Hispanic (%)	12.55	15.40	17.23	34.93	18.91
Pacific Islander (%)	0.14	0.15	0.15	15.80	9.32
American Indian/Alaska Native (%)	0.88	0.91	0.92	13.39	7.90
Multiple races (%)	2.43	2.89	3.18	30.96	16.93
Other (%)	5.46	6.68	7.46	34.42	18.73
Total Households (actual)	105,480,101	116,384,754	123,932,585	10.34	6.49
$0-25K Households (%)	28.67	21.08	17.66	-18.87	-10.83
$25-50K Households (%)	29.34	24.44	20.10	-8.07	-12.42
$50-100K Households (%)	29.70	34.84	36.45	29.46	11.41
$100K+ Households (%)	12.29	19.63	25.79	76.21	39.88
Average Household Income ($)	56,644	73,771	87,814	30.24	19.04
Median Household Income ($)	42,164	54,749	64,042	29.85	16.97
Per Capita Income ($)	21,587	28,151	33,519	30.41	19.07
$0-35K Net Worth HHs (%)	NA	41.54	NA	NA	NA
$35-100K Net Worth HHs (%)	NA	15.62	NA	NA	NA
$100-250K Net Worth HHs (%)	NA	18.47	NA	NA	NA
$250-500K Net Worth HHs (%)	NA	14.36	NA	NA	NA
$500K+ Net Worth HHs (%)	NA	10.01	NA	NA	NA
Median Household Net Worth ($)	NA	105,772	NA	NA	NA
Average Household Net Worth ($)	NA	508,292	NA	NA	NA
Total Owner Occupied Housing Units	69,815,753	78,840,213	83,160,256	12.93	5.48
$0-100K in Value HUs (%)	44.57	22.75	20.64	-42.37	-4.28
$100-200K in Value HUs (%)	35.18	31.84	31.49	2.20	4.31
$200-300K in Value HUs (%)	11.17	18.52	19.11	87.22	8.82
$300-500K in Value HUs (%)	6.12	15.48	16.51	185.59	12.44
$500K+ in Value HUs (%)	2.95	11.40	12.25	336.58	13.33

Source: ESRI

SNLi

SNLFinancial

Demographic Summary: Washington

	Base 2000	Current 2008	Projected 2013	% Change 2000 - 2008	% Change 2008 - 2013
Total Population (actual)	5,894,121	6,628,203	7,157,056	12.45	7.98
0-14 Age Group (%)	21.29	19.54	19.15	3.21	5.81
15-34 Age Group (%)	28.15	27.73	27.49	10.77	7.04
35-54 Age Group (%)	30.90	29.42	27.81	7.09	2.07
55-69 Age Group (%)	11.41	15.04	17.02	48.17	22.18
70+ Age Group (%)	8.24	8.27	8.53	12.75	11.44
Median Age (actual)	35.3	37.0	37.7	4.82	1.89
Diversity Index (actual)	42.0	47.4	50.8	12.86	7.17
Black (%)	3.23	3.43	3.53	19.34	11.37
Asian (%)	5.47	6.31	6.84	29.84	16.96
White (%)	81.81	79.32	77.73	9.03	5.81
Hispanic (%)	7.49	9.48	10.85	42.25	23.65
Pacific Islander (%)	0.41	0.42	0.43	16.56	9.79
American Indian/Alaska Native (%)	1.58	1.53	1.49	8.34	5.25
Multiple races (%)	3.62	4.25	4.66	31.90	18.32
Other (%)	3.88	4.75	5.33	37.41	21.25
Total Households (actual)	2,271,398	2,565,703	2,773,990	12.96	8.12
$0-25K Households (%)	24.73	16.95	13.83	-22.55	-11.78
$25-50K Households (%)	29.66	23.31	18.42	-11.26	-14.53
$50-100K Households (%)	33.05	38.29	37.60	30.88	6.18
$100K+ Households (%)	12.56	21.45	30.14	92.89	51.90
Average Household Income ($)	58,653	77,061	92,660	31.38	20.24
Median Household Income ($)	45,770	60,823	70,528	32.89	15.96
Per Capita Income ($)	22,973	30,235	36,338	31.61	20.19
$0-35K Net Worth HHs (%)	NA	39.01	NA	NA	NA
$35-100K Net Worth HHs (%)	NA	14.62	NA	NA	NA
$100-250K Net Worth HHs (%)	NA	18.26	NA	NA	NA
$250-500K Net Worth HHs (%)	NA	16.43	NA	NA	NA
$500K+ Net Worth HHs (%)	NA	11.69	NA	NA	NA
Median Household Net Worth ($)	NA	130,334	NA	NA	NA
Average Household Net Worth ($)	NA	542,182	NA	NA	NA
Total Owner Occupied Housing Units	1,467,009	1,726,606	1,845,164	17.70	6.87
$0-100K in Value HUs (%)	21.05	6.26	5.47	-65.02	-6.66
$100-200K in Value HUs (%)	45.69	18.04	13.55	-53.52	-19.73
$200-300K in Value HUs (%)	19.28	26.18	22.95	59.81	-6.32
$300-500K in Value HUs (%)	10.11	30.08	33.38	250.35	18.58
$500K+ in Value HUs (%)	3.86	19.43	24.65	491.78	35.55

Source: ESRI

SNLi

SNLFinancial

Demographic Summary: Seattle-Tacoma-Bellevue, WA

	Base 2000	Current 2008	Projected 2013	% Change 2000 - 2008	% Change 2008 - 2013
Total Population (actual)	3,043,878	3,388,994	3,633,829	11.34	7.22
0-14 Age Group (%)	20.50	19.09	18.62	3.67	4.62
15-34 Age Group (%)	29.19	28.15	28.12	7.36	7.12
35-54 Age Group (%)	32.15	31.02	29.31	7.42	1.32
55-69 Age Group (%)	10.70	14.25	16.17	48.23	21.69
70+ Age Group (%)	7.46	7.50	7.77	11.95	11.18
Median Age (actual)	35.2	36.9	37.5	4.83	1.63
Diversity Index (actual)	44.0	49.2	52.4	11.82	6.50
Black (%)	5.02	5.32	5.49	18.14	10.61
Asian (%)	8.49	9.79	10.61	28.41	16.18
White (%)	78.32	75.48	73.69	7.31	4.67
Hispanic (%)	5.34	6.86	7.92	43.02	23.88
Pacific Islander (%)	0.55	0.57	0.57	15.08	8.90
American Indian/Alaska Native (%)	1.12	1.10	1.08	8.88	5.44
Multiple races (%)	4.16	4.86	5.31	29.94	17.18
Other (%)	2.35	2.89	3.25	36.73	20.90
Total Households (actual)	1,196,568	1,343,401	1,443,670	12.27	7.46
$0-25K Households (%)	20.50	13.39	10.36	-26.71	-16.81
$25-50K Households (%)	27.79	19.79	14.90	-20.05	-19.08
$50-100K Households (%)	35.63	39.09	36.29	23.18	-0.24
$100K+ Households (%)	16.08	27.73	38.45	93.70	48.98
Average Household Income ($)	65,948	89,550	110,628	35.79	23.54
Median Household Income ($)	51,488	69,612	82,255	35.20	18.16
Per Capita Income ($)	26,332	35,894	44,369	36.31	23.61
$0-35K Net Worth HHs (%)	NA	39.23	NA	NA	NA
$35-100K Net Worth HHs (%)	NA	13.85	NA	NA	NA
$100-250K Net Worth HHs (%)	NA	17.03	NA	NA	NA
$250-500K Net Worth HHs (%)	NA	16.76	NA	NA	NA
$500K+ Net Worth HHs (%)	NA	13.13	NA	NA	NA
Median Household Net Worth ($)	NA	159,896	NA	NA	NA
Average Household Net Worth ($)	NA	662,045	NA	NA	NA
Total Owner Occupied Housing Units	743,416	877,511	931,849	18.04	6.19
$0-100K in Value HUs (%)	10.25	3.96	3.13	-54.38	-16.08
$100-200K in Value HUs (%)	42.50	8.91	5.94	-75.25	-29.20
$200-300K in Value HUs (%)	26.33	22.61	18.16	1.37	-14.71
$300-500K in Value HUs (%)	15.02	37.10	39.36	191.62	12.67
$500K+ in Value HUs (%)	5.90	27.41	33.40	448.41	29.40

Source: ESRI

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SNLFinancial

Demographic Summary: Snohomish, WA

	Base 2000	Current 2008	Projected 2013	% Change 2000 - 2008	% Change 2008 - 2013
Total Population (actual)	606,024	701,438	771,164	15.74	9.94
0-14 Age Group (%)	22.90	21.09	20.61	6.58	7.46
15-34 Age Group (%)	27.66	27.06	27.13	13.23	10.24
35-54 Age Group (%)	32.62	31.31	29.51	11.09	3.61
55-69 Age Group (%)	10.21	13.82	15.75	56.73	25.27
70+ Age Group (%)	6.61	6.72	7.00	17.67	14.46
Median Age (actual)	34.6	36.3	36.7	4.91	1.10
Diversity Index (actual)	32.9	38.1	41.3	15.81	8.40
Black (%)	1.67	1.80	1.89	25.14	14.90
Asian (%)	5.78	6.82	7.50	36.66	20.84
White (%)	85.63	83.37	81.88	12.68	7.98
Hispanic (%)	4.72	6.15	7.16	50.83	28.04
Pacific Islander (%)	0.28	0.30	0.30	21.41	12.75
American Indian/Alaska Native (%)	1.36	1.34	1.32	13.60	8.35
Multiple races (%)	3.36	3.97	4.37	36.86	21.07
Other (%)	1.92	2.40	2.74	44.91	25.32
Total Households (actual)	224,852	265,350	293,054	18.01	10.44
$0-25K Households (%)	17.89	11.18	8.83	-26.23	-12.82
$25-50K Households (%)	28.13	19.18	13.93	-19.54	-19.75
$50-100K Households (%)	39.73	41.93	40.97	24.56	7.90
$100K+ Households (%)	14.25	27.71	36.27	129.41	44.56
Average Household Income ($)	62,386	84,024	100,949	34.68	20.14
Median Household Income ($)	53,219	70,167	79,738	31.85	13.64
Per Capita Income ($)	23,417	32,041	38,625	36.83	20.55
$0-35K Net Worth HHs (%)	NA	33.09	NA	NA	NA
$35-100K Net Worth HHs (%)	NA	14.04	NA	NA	NA
$100-250K Net Worth HHs (%)	NA	19.31	NA	NA	NA
$250-500K Net Worth HHs (%)	NA	19.68	NA	NA	NA
$500K+ Net Worth HHs (%)	NA	13.88	NA	NA	NA
Median Household Net Worth ($)	NA	177,800	NA	NA	NA
Average Household Net Worth ($)	NA	585,102	NA	NA	NA
Total Owner Occupied Housing Units	152,382	186,011	203,282	22.07	9.28
$0-100K in Value HUs (%)	9.12	4.78	3.76	-36.04	-14.01
$100-200K in Value HUs (%)	48.02	7.11	4.68	-81.91	-28.16
$200-300K in Value HUs (%)	29.57	21.27	16.85	-12.19	-13.45
$300-500K in Value HUs (%)	10.88	45.01	48.03	405.23	16.61
$500K+ in Value HUs (%)	2.42	21.83	26.69	999.70	33.63

Source: ESRI

SNLi

SNLFinancial

Demographic Summary: King, WA

	Base 2000	Current 2008	Projected 2013	% Change 2000 - 2008	% Change 2008 - 2013
Total Population (actual)	1,737,034	1,883,942	1,986,876	8.46	5.46
0-14 Age Group (%)	18.79	17.77	17.20	2.53	2.09
15-34 Age Group (%)	29.90	28.28	28.29	2.60	5.50
35-54 Age Group (%)	32.70	31.70	30.03	5.15	-0.11
55-69 Age Group (%)	10.81	14.49	16.41	45.38	19.48
70+ Age Group (%)	7.80	7.76	8.07	7.88	9.64
Median Age (actual)	35.7	37.6	38.4	5.32	2.13
Diversity Index (actual)	47.3	52.7	55.9	11.42	6.07
Black (%)	5.40	5.73	5.91	14.98	8.73
Asian (%)	10.81	12.53	13.62	25.70	14.65
White (%)	75.73	72.48	70.42	3.80	2.46
Hispanic (%)	5.48	7.01	8.08	38.65	21.50
Pacific Islander (%)	0.52	0.53	0.54	11.38	6.68
American Indian/Alaska Native (%)	0.92	0.89	0.86	4.75	2.85
Multiple races (%)	4.06	4.70	5.12	25.72	14.78
Other (%)	2.56	3.14	3.53	32.93	18.79
Total Households (actual)	710,916	778,692	823,276	9.53	5.73
$0-25K Households (%)	19.98	12.79	9.95	-29.90	-17.70
$25-50K Households (%)	26.51	17.90	13.58	-26.06	-19.75
$50-100K Households (%)	34.79	38.11	33.34	20.00	-7.50
$100K+ Households (%)	18.72	31.21	43.12	82.56	46.09
Average Household Income ($)	71,101	99,168	123,875	39.47	24.91
Median Household Income ($)	53,383	75,634	88,393	41.68	16.87
Per Capita Income ($)	29,521	41,365	51,731	40.12	25.06
$0-35K Net Worth HHs (%)	NA	41.61	NA	NA	NA
$35-100K Net Worth HHs (%)	NA	13.34	NA	NA	NA
$100-250K Net Worth HHs (%)	NA	15.56	NA	NA	NA
$250-500K Net Worth HHs (%)	NA	15.73	NA	NA	NA
$500K+ Net Worth HHs (%)	NA	13.75	NA	NA	NA
Median Household Net Worth ($)	NA	174,104	NA	NA	NA
Average Household Net Worth ($)	NA	770,192	NA	NA	NA
Total Owner Occupied Housing Units	425,436	493,933	514,791	16.10	4.22
$0-100K in Value HUs (%)	6.74	3.08	2.28	-46.98	-22.67
$100-200K in Value HUs (%)	34.39	6.54	4.00	-77.92	-36.22
$200-300K in Value HUs (%)	30.08	18.65	13.96	-28.01	-21.99
$300-500K in Value HUs (%)	20.00	36.38	37.29	111.22	6.83
$500K+ in Value HUs (%)	8.79	35.35	42.46	367.00	25.20

Source: ESRI

SNL*i* SNLFinancial

Demographic Summary: Pierce, WA

	Base 2000	Current 2008	Projected 2013	% Change 2000 - 2008	% Change 2008 - 2013
Total Population (actual)	700,820	803,614	875,789	14.67	8.98
0-14 Age Group (%)	22.65	20.44	20.10	3.46	7.21
15-34 Age Group (%)	28.76	28.78	28.59	14.73	8.27
35-54 Age Group (%)	30.39	29.17	27.52	10.05	2.83
55-69 Age Group (%)	10.87	14.06	16.00	48.36	23.97
70+ Age Group (%)	7.33	7.56	7.79	18.25	12.35
Median Age (actual)	34.1	35.6	36.1	4.40	1.40
Diversity Index (actual)	44.3	49.5	52.8	11.74	6.67
Black (%)	6.95	7.44	7.73	22.78	13.10
Asian (%)	5.08	5.96	6.51	34.63	19.04
White (%)	78.39	75.63	73.89	10.63	6.47
Hispanic (%)	5.51	7.11	8.24	48.01	26.24
Pacific Islander (%)	0.85	0.88	0.89	18.88	10.92
American Indian/Alaska Native (%)	1.42	1.38	1.36	11.55	6.86
Multiple races (%)	5.11	5.99	6.56	34.31	19.34
Other (%)	2.20	2.71	3.07	41.52	23.23
Total Households (actual)	260,800	299,359	327,340	14.78	9.35
$0-25K Households (%)	24.19	16.90	12.77	-19.83	-17.40
$25-50K Households (%)	30.99	25.26	19.08	-6.43	-17.40
$50-100K Households (%)	34.39	39.11	39.51	30.55	10.44
$100K+ Households (%)	10.43	18.73	28.65	106.12	67.27
Average Household Income ($)	54,972	69,430	85,978	26.30	23.83
Median Household Income ($)	45,197	57,938	71,821	28.19	23.96
Per Capita Income ($)	20,948	26,431	32,725	26.17	23.81
$0-35K Net Worth HHs (%)	NA	38.48	NA	NA	NA
$35-100K Net Worth HHs (%)	NA	15.03	NA	NA	NA
$100-250K Net Worth HHs (%)	NA	18.83	NA	NA	NA
$250-500K Net Worth HHs (%)	NA	16.82	NA	NA	NA
$500K+ Net Worth HHs (%)	NA	10.84	NA	NA	NA
Median Household Net Worth ($)	NA	115,613	NA	NA	NA
Average Household Net Worth ($)	NA	448,935	NA	NA	NA
Total Owner Occupied Housing Units	165,598	197,567	213,776	19.31	8.20
$0-100K in Value HUs (%)	20.31	5.40	4.57	-68.25	-8.42
$100-200K in Value HUs (%)	58.26	16.53	11.81	-66.15	-22.68
$200-300K in Value HUs (%)	13.72	33.78	29.53	193.72	-5.42
$300-500K in Value HUs (%)	6.03	31.44	36.11	522.13	24.25
$500K+ in Value HUs (%)	1.68	12.84	17.98	810.52	51.53

Source: ESRI

SNL*i* SNLFinancial

Demographic Summary: Clallam, WA

	Base 2000	Current 2008	Projected 2013	% Change 2000 - 2008	% Change 2008 - 2013
Total Population (actual)	64,525	71,585	77,232	10.94	7.89
0-14 Age Group (%)	17.60	15.36	14.76	-3.18	3.68
15-34 Age Group (%)	20.60	20.60	20.19	10.98	5.74
35-54 Age Group (%)	28.71	25.72	23.55	-0.58	-1.23
55-69 Age Group (%)	17.22	21.93	24.62	41.23	21.16
70+ Age Group (%)	15.87	16.38	16.87	14.53	11.09
Median Age (actual)	43.7	47.4	49.2	8.47	3.80
Diversity Index (actual)	25.5	29.0	31.3	13.73	7.93
Black (%)	0.84	0.90	0.96	18.53	14.55
Asian (%)	1.13	1.53	1.70	49.52	19.95
White (%)	89.12	87.88	87.12	9.40	6.95
Hispanic (%)	3.41	4.44	5.21	44.26	26.49
Pacific Islander (%)	0.16	0.17	0.17	16.35	11.57
American Indian/Alaska Native (%)	5.12	5.12	5.10	10.93	7.48
Multiple races (%)	2.44	2.91	3.24	32.30	19.95
Other (%)	1.18	1.49	1.71	39.82	24.44
Total Households (actual)	27,164	30,900	33,614	13.75	8.78
$0-25K Households (%)	32.82	24.50	21.32	-15.09	-5.35
$25-50K Households (%)	34.26	29.80	24.36	-1.05	-11.08
$50-100K Households (%)	27.04	36.17	39.32	52.14	18.26
$100K+ Households (%)	5.88	9.53	15.01	84.47	71.22
Average Household Income ($)	44,940	56,426	64,218	25.56	13.81
Median Household Income ($)	36,481	46,354	53,386	27.06	15.17
Per Capita Income ($)	19,517	24,754	28,367	26.83	14.60
$0-35K Net Worth HHs (%)	NA	37.26	NA	NA	NA
$35-100K Net Worth HHs (%)	NA	15.51	NA	NA	NA
$100-250K Net Worth HHs (%)	NA	19.76	NA	NA	NA
$250-500K Net Worth HHs (%)	NA	16.70	NA	NA	NA
$500K+ Net Worth HHs (%)	NA	10.77	NA	NA	NA
Median Household Net Worth ($)	NA	115,008	NA	NA	NA
Average Household Net Worth ($)	NA	416,130	NA	NA	NA
Total Owner Occupied Housing Units	19,757	22,928	24,690	16.05	7.68
$0-100K in Value HUs (%)	34.92	9.02	8.04	-70.02	-4.01
$100-200K in Value HUs (%)	45.83	28.07	20.97	-28.91	-19.56
$200-300K in Value HUs (%)	12.49	28.77	26.57	167.26	-0.53
$300-500K in Value HUs (%)	5.23	22.92	27.93	408.12	31.25
$500K+ in Value HUs (%)	1.52	11.22	16.48	754.82	58.18

Source: ESRI

SNLi

SNLFinancial

Demographic Summary: Kitsap, WA

	Base 2000	Current 2008	Projected 2013	% Change 2000 - 2008	% Change 2008 - 2013
Total Population (actual)	231,969	247,540	256,844	6.71	3.76
0-14 Age Group (%)	22.07	19.35	18.89	-6.44	1.29
15-34 Age Group (%)	26.77	27.28	27.36	8.75	4.06
35-54 Age Group (%)	31.99	29.05	26.99	-3.12	-3.57
55-69 Age Group (%)	11.40	16.18	18.09	51.48	16.01
70+ Age Group (%)	7.77	8.14	8.67	11.84	10.42
Median Age (actual)	35.7	37.7	38.2	5.60	1.33
Diversity Index (actual)	34.3	39.2	42.3	14.29	7.91
Black (%)	2.87	3.09	3.23	15.22	8.39
Asian (%)	4.39	5.19	5.72	26.10	14.23
White (%)	84.27	82.07	80.62	3.93	1.93
Hispanic (%)	4.14	5.40	6.30	39.08	21.10
Pacific Islander (%)	0.78	0.82	0.84	12.02	6.53
American Indian/Alaska Native (%)	1.62	1.59	1.57	4.92	2.38
Multiple races (%)	4.64	5.49	6.05	26.17	14.40
Other (%)	1.43	1.74	1.96	30.25	16.96
Total Households (actual)	86,416	94,098	98,148	8.89	4.30
$0-25K Households (%)	22.50	15.70	12.73	-24.03	-15.41
$25-50K Households (%)	31.01	24.37	19.28	-14.42	-17.49
$50-100K Households (%)	34.86	39.66	40.09	23.87	5.45
$100K+ Households (%)	11.63	20.28	27.90	89.79	43.52
Average Household Income ($)	57,892	72,217	83,115	24.74	15.09
Median Household Income ($)	46,848	60,161	66,517	28.42	10.56
Per Capita Income ($)	22,317	27,978	32,335	25.37	15.57
$0-35K Net Worth HHs (%)	NA	36.22	NA	NA	NA
$35-100K Net Worth HHs (%)	NA	14.16	NA	NA	NA
$100-250K Net Worth HHs (%)	NA	19.07	NA	NA	NA
$250-500K Net Worth HHs (%)	NA	17.22	NA	NA	NA
$500K+ Net Worth HHs (%)	NA	13.33	NA	NA	NA
Median Household Net Worth ($)	NA	142,637	NA	NA	NA
Average Household Net Worth ($)	NA	499,776	NA	NA	NA
Total Owner Occupied Housing Units	58,279	65,298	67,333	12.04	3.12
$0-100K in Value HUs (%)	20.76	4.18	3.44	-77.44	-15.24
$100-200K in Value HUs (%)	52.21	17.00	11.72	-63.52	-28.93
$200-300K in Value HUs (%)	14.88	30.07	25.46	126.38	-12.70
$300-500K in Value HUs (%)	8.87	29.52	32.81	272.90	14.62
$500K+ in Value HUs (%)	3.27	19.23	26.58	558.71	42.52

Source: ESRI

EXHIBIT II-4

Economic Data in the Primary Market Area

FULL-TIME AND PART-TIME EMPLOYMENT BY INDUSTRY 1/
(number of jobs)

shington state total [53000]

Item	2001	2002	2003	2004	2005
ployment by place of work					
tal employment	3,557,145	3,526,781	3,549,952	3,631,419	3,739,540
type					
age and salary employment	2,942,687	2,902,830	2,915,249	2,954,619	3,028,482
roprietors employment	614,458	623,951	634,703	676,800	711,058
Farm proprietors employment	35,276	35,348	34,028	33,425	33,313
Nonfarm proprietors employment 2/	579,182	588,603	600,675	643,375	677,745
industry					
arm employment	79,721	79,486	81,342	74,935	75,774
onfarm employment	3,477,424	3,447,295	3,468,610	3,556,484	3,663,766
Private employment	2,905,685	2,862,555	2,877,277	2,961,815	3,062,592
Forestry, fishing, related activities, and other 3/	50,941	52,569	49,310	51,445	52,041
Mining	5,766	5,033	5,580	5,527	5,686
Utilities	5,155	4,782	4,726	4,793	4,894
Construction	216,143	208,824	211,250	223,584	243,573
Manufacturing	332,319	301,420	282,040	279,728	288,021
Wholesale trade	132,365	127,645	128,096	132,236	135,884
Retail Trade	392,062	387,483	390,970	395,049	406,450
Transportation and warehousing	105,386	102,032	101,073	105,270	108,536
Information	108,349	101,575	100,501	101,642	105,363
Finance and insurance	140,186	140,420	143,872	144,641	147,568
Real estate and rental and leasing	131,046	132,371	136,568	148,584	161,205
Professional and technical services	233,234	230,393	231,151	240,313	245,299
Management of companies and enterprises	30,835	31,941	33,336	34,214	34,707
Administrative and waste services	161,095	161,631	166,206	179,484	187,582
Educational services	53,563	54,545	58,512	61,034	61,887
Health care and social assistance	319,763	328,132	334,158	340,940	349,636
Arts, entertainment, and recreation	75,744	79,323	80,683	84,296	85,570
Accommodation and food services	222,567	220,076	224,166	228,519	237,284
Other services, except public administration	189,166	192,360	195,079	200,516	201,406
Government and government enterprises	571,739	584,740	591,333	594,669	601,174
Federal, civilian	66,081	67,348	70,290	69,871	69,704
Military	74,302	75,587	76,513	76,030	77,981
State and local	431,356	441,805	444,530	448,768	453,489
State government	137,928	141,289	141,434	143,473	144,714
Local government	293,428	300,516	303,096	305,295	308,775

e footnotes at end of table.

FULL-TIME AND PART-TIME EMPLOYMENT BY INDUSTRY 1/
(number of jobs)

ashington state total [53000]

Item	2006
nployment by place of work	
otal employment	3,868,813
/ type	
Wage and salary employment	3,117,875
Proprietors employment	750,938
Farm proprietors employment	32,705
Nonfarm proprietors employment 2/	718,233
/ industry	
Farm employment	76,478
Nonfarm employment	3,792,335
Private employment	3,189,276
Forestry, fishing, related activities, and other 3/	52,630
Mining	5,645
Utilities	5,076
Construction	267,204
Manufacturing	302,905
Wholesale trade	140,669
Retail Trade	415,450
Transportation and warehousing	111,882
Information	110,707
Finance and insurance	151,087
Real estate and rental and leasing	175,986
Professional and technical services	254,863
Management of companies and enterprises	35,081
Administrative and waste services	195,430
Educational services	64,856
Health care and social assistance	359,238
Arts, entertainment, and recreation	87,359
Accommodation and food services	245,510
Other services, except public administration	207,698
Government and government enterprises	603,059
Federal, civilian	69,379
Military	77,001
State and local	456,679
State government	144,474
Local government	312,205

ee footnotes at end of table.

FULL-TIME AND PART-TIME EMPLOYMENT BY INDUSTRY 1/
(number of jobs)

lallam, Washington [53009]

Item	2001	2002	2003	2004	2005	2006
nployment by place of work						
otal employment	32,254	32,657	33,315	34,699	35,905	36,970
type						
lage and salary employment	22,795	23,019	23,688	24,347	25,243	25,714
?roprietors employment	9,459	9,638	9,627	10,352	10,662	11,256
Farm proprietors employment	362	362	349	343	341	335
Nonfarm proprietors employment 2/	9,097	9,276	9,278	10,009	10,321	10,921
industry						
?arm employment	444	447	436	425	422	415
lonfarm employment	31,810	32,210	32,879	34,274	35,483	36,555
Private employment	24,893	25,156	25,843	27,073	28,281	29,332
Forestry, fishing, related activities, and other 3/	1,105	1,114	1,019	1,109	1,073	1,085
Mining	83	67	79	72	87	89
Utilities	26	25	25	29	30	32
Construction	2,254	2,237	2,347	2,623	2,865	3,199
Manufacturing	1,607	1,593	1,762	1,761	1,770	1,872
Wholesale trade	440	483	504	560	561	587
Retail Trade	4,600	4,542	4,643	4,777	5,224	5,236
Transportation and warehousing	815	799	789	812	753	762
Information	497	465	436	414	428	474
Finance and insurance	972	1,012	1,035	988	1,042	1,079
Real estate and rental and leasing	1,380	1,464	1,455	1,562	1,626	1,809
Professional and technical services	1,588	1,545	1,600	1,839	1,876	1,948
Management of companies and enterprises	184	186	172	176	189	196
Administrative and waste services	922	970	1,016	1,110	1,121	1,156
Educational services	247	270	294	300	294	331
Health care and social assistance	2,881	2,938	3,074	3,161	3,419	3,326
Arts, entertainment, and recreation	599	633	616	666	728	759
Accommodation and food services	2,461	2,545	2,584	2,647	2,780	2,830
Other services, except public administration	2,232	2,268	2,393	2,467	2,415	2,562
Government and government enterprises	6,917	7,054	7,036	7,201	7,202	7,223
Federal, civilian	481	492	474	443	450	428
Military	503	529	556	554	562	577
State and local	5,933	6,033	6,006	6,204	6,190	6,218
State government	1,359	1,358	1,309	1,320	1,282	1,244
Local government	4,574	4,675	4,697	4,884	4,908	4,974

FULL-TIME AND PART-TIME EMPLOYMENT BY INDUSTRY 1/
(number of jobs)

.ng, Washington [53033]

Item	2001	2002	2003	2004	2005
ıployment by place of work					
›tal employment	1,437,294	1,396,814	1,388,550	1,416,560	1,454,046
· type					
lage and salary employment	1,225,246	1,179,964	1,164,837	1,174,811	1,197,120
'roprietors employment	212,048	216,850	223,713	241,749	256,926
Farm proprietors employment	1,314	1,316	1,267	1,245	1,241
Nonfarm proprietors employment 2/	210,734	215,534	222,446	240,504	255,685
· industry					
'arm employment	2,209	2,158	2,076	1,903	1,916
lonfarm employment	1,435,085	1,394,656	1,386,474	1,414,657	1,452,130
Private employment	1,270,291	1,225,582	1,216,861	1,245,409	1,283,011
Forestry, fishing, related activities, and other 3/	4,836	5,327	4,665	4,764	4,655
Mining	1,483	1,262	1,496	1,379	1,328
Utilities	1,418	1,282	1,183	966	963
Construction	79,272	74,239	72,842	75,834	81,717
Manufacturing	139,153	126,557	113,025	110,992	114,229
Wholesale trade	71,512	68,678	67,842	68,605	68,983
Retail Trade	143,212	138,684	138,121	138,623	140,695
Transportation and warehousing	56,123	52,304	50,937	52,700	52,778
Information	77,073	72,194	71,693	71,778	74,324
Finance and insurance	70,946	69,996	70,845	69,900	70,144
Real estate and rental and leasing	59,224	58,718	61,599	68,402	75,587
Professional and technical services	134,225	126,929	125,894	129,058	132,725
Management of companies and enterprises	21,327	22,046	22,984	23,618	24,653
Administrative and waste services	77,650	73,846	74,202	79,408	83,832
Educational services	26,287	26,228	27,868	29,051	29,024
Health care and social assistance	114,019	115,821	117,749	121,340	125,233
Arts, entertainment, and recreation	35,341	36,274	37,299	39,379	39,216
Accommodation and food services	88,851	85,847	87,068	88,435	91,575
Other services, except public administration	68,339	69,350	69,549	71,177	71,350
Government and government enterprises	164,794	169,074	169,613	169,248	169,119
Federal, civilian	20,831	21,328	22,770	22,601	21,860
Military	7,653	7,685	7,686	7,497	7,229
State and local	136,310	140,061	139,157	139,150	140,030
State government	51,231	53,389	53,309	54,072	54,451
Local government	85,079	86,672	85,848	85,078	85,579

e footnotes at end of table.

FULL-TIME AND PART-TIME EMPLOYMENT BY INDUSTRY 1/
(number of jobs)

ng, Washington [53033]

Item	2006
ployment by place of work	
tal employment	1,506,591
type	
age and salary employment	1,233,816
roprietors employment	272,775
Farm proprietors employment	1,219
Nonfarm proprietors employment 2/	271,556
industry	
arm employment	1,901
onfarm employment	1,504,690
Private employment	1,335,235
Forestry, fishing, related activities, and other 3/	4,729
Mining	1,298
Utilities	1,033
Construction	90,083
Manufacturing	120,972
Wholesale trade	70,015
Retail Trade	142,087
Transportation and warehousing	53,871
Information	78,541
Finance and insurance	71,403
Real estate and rental and leasing	82,499
Professional and technical services	138,927
Management of companies and enterprises	25,221
Administrative and waste services	88,637
Educational services	30,467
Health care and social assistance	127,697
Arts, entertainment, and recreation	39,961
Accommodation and food services	94,187
Other services, except public administration	73,607
Government and government enterprises	169,455
Federal, civilian	21,409
Military	7,076
State and local	140,970
State government	54,473
Local government	86,497

e footnotes at end of table.

FULL-TIME AND PART-TIME EMPLOYMENT BY INDUSTRY 1/
(number of jobs)

ıtsap, Washington [53035]

Item	2001	2002	2003	2004	2005	2006
ıployment by place of work						
›tal employment	114,132	116,855	119,675	123,044	126,636	129,473
' type						
Vage and salary employment	91,845	94,934	97,071	99,044	101,233	102,579
›roprietors employment	22,287	21,921	22,604	24,000	25,403	26,894
Farm proprietors employment	430	432	416	408	407	400
Nonfarm proprietors employment 2/	21,857	21,489	22,188	23,592	24,996	26,494
' industry						
›arm employment	483	485	493	475	478	470
Jonfarm employment	113,649	116,370	119,182	122,569	126,158	129,003
Private employment	74,219	75,689	77,629	81,810	85,210	88,729
Forestry, fishing, related activities, and other 3/	659	620	514	573	550	571
Mining	110	113	127	119	122	128
Utilities	205	145	140	160	155	161
Construction	6,851	6,663	6,574	7,057	7,524	8,237
Manufacturing	1,825	1,773	1,733	1,775	1,842	2,151
Wholesale trade	1,536	1,548	1,613	1,809	1,961	2,059
Retail Trade	13,712	13,820	14,255	14,644	15,321	16,036
Transportation and warehousing	1,279	1,249	1,337	1,347	1,384	1,387
Information	2,116	2,449	2,343	1,753	1,853	2,034
Finance and insurance	3,077	3,193	3,367	3,470	3,544	3,616
Real estate and rental and leasing	4,130	3,994	4,260	4,861	5,582	6,177
Professional and technical services	6,690	7,054	7,267	8,035	8,305	7,830
Management of companies and enterprises	225	221	162	162	193	213
Administrative and waste services	4,258	4,425	4,595	5,651	5,972	5,854
Educational services	1,296	1,313	1,512	1,637	1,733	1,832
Health care and social assistance	10,967	11,293	11,604	12,012	12,200	12,652
Arts, entertainment, and recreation	2,444	2,661	2,780	2,889	2,991	3,015
Accommodation and food services	6,502	6,570	6,713	6,895	7,171	7,690
Other services, except public administration	6,337	6,585	6,733	6,961	6,807	7,086
Government and government enterprises	39,430	40,681	41,553	40,759	40,948	40,274
Federal, civilian	13,892	14,453	14,888	14,858	14,807	15,047
Military	13,333	13,471	13,596	12,561	12,692	11,741
State and local	12,205	12,757	13,069	13,340	13,449	13,486
State government	2,173	2,189	2,165	2,205	2,246	2,262
Local government	10,032	10,568	10,904	11,135	11,203	11,224

:e footnotes at end of table.

FULL-TIME AND PART-TIME EMPLOYMENT BY INDUSTRY 1/
(number of jobs)

.erce, Washington (53053)

Item	2001	2002	2003	2004	2005	2006
ıployment by place of work						
ıtal employment	334,293	336,672	343,037	353,708	366,944	380,072
· type						
lage and salary employment	279,811	281,327	286,776	293,524	304,461	314,013
'roprietors employment	54,482	55,345	56,261	60,184	62,483	66,059
Farm proprietors employment	1,218	1,220	1,175	1,153	1,149	1,128
Nonfarm proprietors employment 2/	53,264	54,125	55,086	59,031	61,334	64,931
· industry						
'arm employment	2,066	2,072	2,027	1,861	1,825	1,752
lonfarm employment	332,227	334,600	341,010	351,847	365,119	378,320
Private employment	256,276	257,092	262,321	271,809	281,375	293,638
Forestry, fishing, related activities, and other 3/	1,841	1,909	1,636	1,615	1,525	1,417
Mining	378	321	356	328	348	347
Utilities	673	618	620	652	670	703
Construction	22,071	22,095	23,445	25,601	27,930	30,709
Manufacturing	21,923	20,122	19,066	19,244	19,950	20,328
Wholesale trade	10,821	10,353	10,421	10,710	11,553	12,169
Retail Trade	38,003	38,376	38,449	39,557	41,153	42,218
Transportation and warehousing	9,767	9,941	10,877	11,380	12,479	13,057
Information	4,255	3,549	3,427	3,851	4,089	4,392
Finance and insurance	13,487	12,520	12,739	13,257	13,894	14,289
Real estate and rental and leasing	12,357	13,155	13,353	14,242	14,543	15,837
Professional and technical services	13,452	13,936	14,038	15,285	15,441	16,207
Management of companies and enterprises	1,355	1,304	1,544	1,643	1,429	1,255
Administrative and waste services	13,871	15,115	16,113	17,055	17,813	19,281
Educational services	5,900	6,090	6,433	6,735	6,682	6,954
Health care and social assistance	37,187	38,690	39,522	38,920	39,228	40,285
Arts, entertainment, and recreation	7,061	7,031	7,016	7,023	7,022	7,173
Accommodation and food services	21,621	21,162	22,127	22,900	23,795	24,271
Other services, except public administration	20,253	20,805	21,139	21,811	21,831	22,746
Government and government enterprises	75,951	77,508	78,689	80,038	83,744	84,682
Federal, civilian	9,404	9,502	9,771	9,821	10,202	10,542
Military	24,103	24,940	25,561	26,071	28,889	29,549
State and local	42,444	43,066	43,357	44,146	44,653	44,591
State government	11,444	11,503	11,319	11,714	11,745	11,543
Local government	31,000	31,563	32,038	32,432	32,908	33,048

e footnotes at end of table.

FULL-TIME AND PART-TIME EMPLOYMENT BY INDUSTRY 1/
(number of jobs)

ıohomish, Washington [53061]

Item	2001	2002	2003	2004	2005	2006
ıployment by place of work						
ıtal employment	284,284	280,843	281,976	290,253	302,943	318,597
· type						
'age and salary employment	235,135	230,812	231,541	235,669	245,932	258,321
'roprietors employment	49,149	50,031	50,435	54,584	57,011	60,276
Farm proprietors employment	1,387	1,389	1,338	1,314	1,309	1,285
Nonfarm proprietors employment 2/	47,762	48,642	49,097	53,270	55,702	58,991
· industry						
'arm employment	2,166	2,094	2,027	1,977	2,015	1,959
ſonfarm employment	282,118	278,749	279,949	288,276	300,928	316,638
Private employment	240,165	236,019	236,526	244,436	256,475	272,434
Forestry, fishing, related activities, and other 3/	1,672	1,729	1,568	1,730	1,653	1,635
Mining	652	357	410	334	363	370
Utilities	114	93	93	120	120	128
Construction	23,883	22,164	22,551	23,686	26,322	29,065
Manufacturing	53,869	47,519	45,004	44,081	46,783	50,835
Wholesale trade	6,936	7,091	7,246	7,654	8,158	8,682
Retail Trade	34,971	34,542	34,654	35,260	36,918	38,708
Transportation and warehousing	3,938	4,116	4,250	4,487	5,009	5,212
Information	4,811	4,997	4,781	5,599	5,783	6,021
Finance and insurance	10,505	11,573	12,120	12,755	12,860	13,087
Real estate and rental and leasing	9,896	10,380	10,400	11,120	11,713	12,956
Professional and technical services	13,274	13,057	13,069	13,905	14,386	15,588
Management of companies and enterprises	686	1,357	1,534	1,500	1,598	1,528
Administrative and waste services	11,694	12,090	12,353	13,975	14,546	15,439
Educational services	2,813	3,198	3,352	3,384	3,382	3,568
Health care and social assistance	22,676	23,655	23,723	24,031	24,564	25,709
Arts, entertainment, and recreation	4,822	5,211	5,403	5,762	6,217	6,451
Accommodation and food services	16,573	16,302	17,175	17,664	18,612	19,900
Other services, except public administration	16,380	16,588	16,840	17,389	17,488	17,552
Government and government enterprises	41,953	42,730	43,423	43,840	44,453	44,204
Federal, civilian	2,233	2,147	2,182	2,154	2,384	2,345
Military	7,704	7,635	7,407	7,543	7,479	7,370
State and local	32,016	32,948	33,834	34,143	34,590	34,489
State government	5,381	5,584	5,795	5,726	5,688	5,347
Local government	26,635	27,364	28,039	28,417	28,902	29,142

e footnotes at end of table.

otnotes for Table CA25 (NAICS)
ll-time and Part-time Employment by Industry

The estimates of employment are based on the 2002 North American Industry Classification System (NAICS).

Excludes limited partners.

"Other" consists of the number of jobs held by U.S. residents employed by international organizations and foreign embassies and consulates in the United States.
Broomfield County, CO, was created from parts of Adams, Boulder, Jefferson, and Weld counties effective November 15, 2001.
Estimates for Broomfield county begin with 2002.

The estimate shown here constitutes the major portion of the true estimate.

) Not shown to avoid disclosure of confidential information, but the estimates for this item are included in the totals.

) Less than 10 jobs, but the estimates for this item are included in the totals.

) Data not available for this year.

EXHIBIT III-1

General Characteristics of Publicly-Traded Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
October 24, 2008

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat(1)	Total Assets(2) ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
California Companies										
DSL	Downey Financial Corp. of CA (3)	NYSE	Newport Beach CA	Thrift	13,189	172	12-31	01/71	1.40	41
FED	FirstFed Financial Corp. of CA (3)	NYSE	Santa Monica, CA	Thrift	7,178	34	12-31	12/83	7.58	104
PROV	Provident Fin. Holdings of CA (3)	NASDAQ	Riverside, CA	M.B.	1,633	13	06-30	06/96	5.50	34
HWFG	Harrington West Fncl Grp of CA (3)	NASDAQ	Solvang, CA	Thrift	1,202	16	12-31	11/02	3.60	22
BOFI	Bofi Holding, Inc. Of CA (3)	NASDAQ	San Diego, CA	Thrift	1,194	1	06-30	03/05	4.55	38
KFED	K-Fed Bancorp MHC of CA (35.9)	NASDAQ	Covina, CA	Thrift	864 M	9	06-30	03/04	7.91	107
FPTB	First PacTrust Bancorp of CA (3)	NASDAQ	Chula Vista, CA	Thrift	825	9	12-31	08/02	9.78	42
BYFC	Broadway Financial Corp. of CA (3)	NASDAQ	Los Angeles, CA	Thrift	391	4	12-31	01/96	5.96	10
Florida Companies										
BKUNA	BankUnited Fin. Corp. of FL (3)	NASDAQ	Coral Gables, FL	Thrift	14,119	85	09-30	12/85	0.55	20
BFF	BFC Financial Corp. of FL (3)	NYSE	FortLauderdaleFL	Thrift	7,109 M	102	12-31	/	0.37	17
BBX	BankAtlantic Bancorp Inc of FL (3)	NYSE	FortLauderdaleFL	M.B.	6,515	102	12-31	11/83	5.60	63
FDT	Federal Trust Corp. of FL (3)	AMEX	Sanford, FL	Thrift	628	11	12-31	12/97	0.20	2
FCFL	First Community Bk Corp of FL (3)	NASDAQ	Pinellas Park FL	Thrift	482	8	12-31	05/03	8.00	33
Mid-Atlantic Companies										
SOV	Sovereign Bancorp, Inc. of PA (3)	NYSE	Philadelphia, PA	M.B.	79,200	745	12-31	08/86	2.28	1,514
HCBK	Hudson City Bancorp, Inc of NJ (3)	NASDAQ	Paramus, NJ	Thrift	49,164	119	12-31	06/05	16.03	8,349
NYB	New York Community Bcrp of NY (3)	NYSE	Westbury, NY	Thrift	31,084	220	12-31	11/93	13.64	4,687
AF	Astoria Financial Corp. of NY (3)	NYSE	Lake Success, NY	Thrift	21,620	86	12-31	11/93	17.36	1,664
FNFG	First Niagara Fin. Group of NY (3)	NASDAQ	Lockport, NY	Thrift	9,090 M	116	12-31	01/03	13.82	1,520
NWSB	Northwest Bcrp MHC of PA(37.0)	NASDAQ	Warren, PA	Thrift	6,916	167	06-30	11/94	24.50	1,188
ISBC	Investors Bcrp MHC of NJ(41.6)	NASDAQ	Short Hills, NJ	Thrift	6,420	50	06-30	10/05	13.12	1,430
PFS	Provident Fin. Serv. Inc of NJ (3)	NYSE	Jersey City, NJ	Thrift	6,353 D	86	12-31	01/03	12.43	741
DCOM	Dime Community Bancshars of NY (3)	NASDAQ	Brooklyn, NY	Thrift	3,752	21	12-31	06/96	14.84	507
BNCL	Beneficial Mut MHC of PA(44.3)	NASDAQ	Philadelphia, PA	Thrift	3,748	73	12-31	07/07	11.55	950
FFIC	Flushing Fin. Corp. of NY (3)	NASDAQ	Lake Success, NY	Thrift	3,573	15	12-31	11/95	15.10	326
TRST	TrustCo Bank Corp NY of NY (3)	NASDAQ	Glenville, NY	Thrift	3,498	105	12-31	/	10.37	787
WSFS	WSFS Financial Corp. of DE (3)	NASDAQ	Wilmington, DE	Div.	3,222	29	12-31	11/86	45.90	284
PBNY	Provident NY Bncrp, Inc. of NY (3)	NASDAQ	Montebello, NY	Thrift	2,849	35	09-30	01/04	10.65	424
KRNY	Kearny Fin Cp MHC of NJ (27.9)	NASDAQ	Fairfield, NJ	Thrift	2,060 M	26	06-30	02/05	11.40	804
ESBF	ESB Financial Corp. of PA (3)	NASDAQ	Ellwood City, PA	Thrift	1,916	23	12-31	06/90	10.01	122
OCFC	OceanFirst Fin. Corp of NJ (3)	NASDAQ	Toms River, NJ	Thrift	1,874	23	12-31	07/96	13.98	173
PVSA	Parkvale Financial Corp of PA (3)	NASDAQ	Monroeville, PA	Thrift	1,852	48	06-30	07/87	14.60	80
NFBK	Northfield Bcp MHC of NY(45.0)	NASDAQ	Avenel, NY	Thrift	1,591	18	12-31	11/07	11.13	499
WFBC	Willow Financial Bcp Inc of PA (3)	NASDAQ	Wayne, PA	Thrift	1,584 M	30	06-30	04/02	7.33	115
ORIT	Oritani Fin Cp MHC of NJ(32.0)	NASDAQ	Twnship of WA NJ	Thrift	1,443	20	06-30	01/07	16.03	644
CBNJ	Cape Bancorp, Inc. of NJ (3)	NASDAQ	Cape My Ct Hs,NJ	Thrift	1,159	20	12-31	02/08	8.10	108
ABBC	Abington Bancorp, Inc. of PA (3)	NASDAQ	Jenkintown, PA	Thrift	1,107	19	12-31	06/07	9.21	225
BFED	Beacon Federal Bancorp of NY (3)	NASDAQ	East Syracuse NY	Thrift	988	7	12-31	10/07	8.06	60
ESSA	ESSA Bancorp, Inc. of PA (3)	NASDAQ	Stroudsburg, PA	Thrift	985	13	09-30	04/07	12.93	217
SVBI	Severn Bancorp, Inc. of MD (3)	NASDAQ	Annapolis, MD	Thrift	960	4	12-31	/	6.24	63
ROMA	Roma Fin Corp MHC of NJ (27.9)	NASDAQ	Robbinsville, NJ	Thrift	955	10	12-31	07/06	13.81	432
CSBK	Clifton Svg Bp MHC of NJ(38.5)	NASDAQ	Clifton, NJ	Thrift	916	10	03-31	03/04	10.50	282
FXCB	Fox Chase Bncp MHC of PA(43.1)	NASDAQ	Hatboro, PA	Thrift	851	12	12-31	10/06	10.92	155
HARL	Harleysville Svgs Fin Cp of PA (3)	NASDAQ	Harleysville, PA	Thrift	825	6	09-30	08/87	12.98	46
CARV	Carver Bancorp, Inc. of NY (3)	NASDAQ	New York, NY	Thrift	789	10	03-31	10/94	6.25	15
FSBI	Fidelity Bancorp, Inc. of PA (3)	NASDAQ	Pittsburgh, PA	Thrift	724	13	09-30	06/88	12.00	36
THRD	TF Fin. Corp. of Newtown PA (3)	NASDAQ	Newtown, PA	Thrift	717	15	12-31	07/94	18.80	52
OSHC	Ocean Shr Hldg MHC of NJ(42.9)	NASDAQ	Ocean City, NJ	Thrift	658	8	12-31	12/04	8.25	69
ABNJ	American Bncrp of NJ Inc of NJ (3)	NASDAQ	Bloomfield, NJ	Thrift	626	5	09-30	10/05	8.95	97
MLVF	Malvern Fed Bncp MHC PA(45.0)	NASDAQ	Paoli, PA	Thrift	606	8	09-30	05/08	9.70	60
PBCI	Pamrapo Bancorp, Inc. of NJ (3)	NASDAQ	Bayonne, NJ	Thrift	603	11	12-31	11/89	8.75	44
BCSB	BCSB Bancorp, Inc. of MD (3)	NASDAQ	Baltimore, MD	Thrift	598	18	09-30	04/08	9.05	28
ONFC	Oneida Financl MHC of NY(44.6)	NASDAQ	Oneida, NY	Thrift	549	13	12-31	12/98	9.75	76
FKFS	First Keystone Fin., Inc of PA (3)	NASDAQ	Media, PA	Thrift	519	8	09-30	01/95	8.54	21

P FINANCIAL, LC.
Financial Services Industry Consultants
700 North Moore Street, Suite 2210
rlington, Virginia 22209
703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
October 24, 2008

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat(1)	Total Assets(2) ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-Atlantic Companies (continued)										
GYR	Magyar Bancorp MHC of NJ(44.7)	NASDAQ	Nw Brunswick, NJ	Thrift	510	5	09-30	01/06	9.00	52
OBK	Colonial Bank MHC of NJ (45.1)	NASDAQ	Bridgeton, NJ	Thrift	502	7	12-31	06/05	9.50	42
BIP	Prudential Bncp MHC PA (37.7)	NASDAQ	Philadelphia, PA	Thrift	482	7	09-30	03/05	10.00	111
SBK	Elmira Svgs Bank, FSB of NY (3)	NASDAQ	Elmira, NY	Thrift	464	11	12-31	03/85	13.69	26
FSB	Brooklyn Fed MHC of NY (30.0)	NASDAQ	Brooklyn, NY	Thrift	453	4	09-30	04/05	12.85	168
SB	WSB Holdings, Inc. of Bowie MD (3)	NASDAQ	Bowie, MD	Thrift	449	5	12-31	08/88	3.95	30
VFC	WVS Financial Corp. of PA (3)	NASDAQ	Pittsburgh, PA	Thrift	439 M	6	06-30	11/93	16.30	35
LLB	Alliance Bank MHC of PA (43.6)	NASDAQ	Broomall, PA	Thrift	414	9	12-31	01/07	8.00	56
SBK	Lake Shore Bnp MHC of NY(43.1)	NASDAQ	Dunkirk, NY	Thrift	388	8	12-31	04/06	8.26	53
ECB	NE Comm Bncrp MHC of NY (45.0)	NASDAQ	White Plains, NY	Thrift	381	6	12-31	07/06	7.23	96
CBC	Green Co Bcrp MHC of NY (43.9)	NASDAQ	Catskill, NY	Thrift	380	10	06-30	12/98	11.75	48
BHC	Pathfinder BC MHC of NY (36.3)	NASDAQ	Oswego, NY	Thrift	346	8	12-31	11/95	7.75	19
FCO	FedFirst Fin MHC of PA (43.9)	NASDAQ	Monessen, PA	Thrift	336	9	12-31	04/05	5.32	34
OME	Rome Bancorp, Inc. of Rome NY (3)	NASDAQ	Rome, NY	Thrift	319	5	12-31	03/05	10.20	73
SBF	MSB Fin Corp MHC of NJ (45.0)	NASDAQ	Millington, NJ	Thrift	304 M	4	06-30	01/07	8.75	49
MSB	CMS Bancorp Inc of W Plains NY (3)	NASDAQ	White Plains, NY	Thrift	183	6	09-30	04/07	7.00	13
FSB	Independence FSB of DC (3)	NASDAQ	Washington, DC	Thrift	154 M	4	12-31	06/85	2.30	4
Mid-West Companies										
BC	Flagstar Bancorp, Inc. of MI (3)	NYSE	Troy, MI	Thrift	14,606	164	12-31	04/97	1.77	128
FSL	TFS Fin Corp MHC of OH (31.7)	NASDAQ	Cleveland, OH	Thrift	10,361	37	09-30	04/07	12.53	4,093
FFN	Capitol Fd Fn MHC of KS (29.5)	NASDAQ	Topeka, KS	Thrift	7,892	38	09-30	04/99	41.39	3,066
BCW	Anchor BanCorp Wisconsin of WI (3)	NASDAQ	Madison, WI	M.B.	4,949	79	03-31	07/92	4.63	99
KMU	Bank Mutual Corp of WI (3)	NASDAQ	Milwaukee, WI	Thrift	3,551	78	12-31	10/03	10.33	500
FFC	First Place Fin. Corp. of OH (3)	NASDAQ	Warren, OH	Thrift	3,341	47	06-30	01/99	5.14	87
ONE	TierOne Corp. of Lincoln NE (3)	NASDAQ	Lincoln, NE	Thrift	3,234	69	12-31	10/02	4.25	77
CFC	United Community Fin. of OH (3)	NASDAQ	Youngstown, OH	Thrift	2,747	39	12-31	07/98	2.62	79
TZN	Citizens First Bancorp of MI (3)	NASDAQ	Port Huron, MI	Thrift	2,070	24	12-31	03/01	3.16	25
DEF	First Defiance Fin. Corp of OH (3)	NASDAQ	Defiance, OH	Thrift	1,928	27	12-31	10/95	10.00	81
SBF	Waterstone Fin MHC of WI(26.2)	NASDAQ	Wauwatosa, WI	Thrift	1,848	10	12-31	10/05	7.50	234
FSF	MutualFirst Fin. Inc. of IN (3)	NASDAQ	Muncie, IN	Thrift	1,631 M	21	12-31	12/99	8.86	62
ASB	NASB Fin, Inc. of Grandview MO (3)	NASDAQ	Grandview, MO	Thrift	1,571	9	09-30	09/85	27.52	217
FIN	BankFinancial Corp. of IL (3)	NASDAQ	Burr Ridge, IL	Thrift	1,457	18	12-31	06/05	11.75	257
ULB	Pulaski Fin Cp of St. Louis MO (3)	NASDAQ	St. Louis, MO	Thrift	1,293	12	09-30	12/98	7.80	80
ITZ	CFS Bancorp, Inc of Munster IN (3)	NASDAQ	Munster, IN	Thrift	1,103	21	12-31	07/98	7.53	80
ONF	HMN Financial, Inc. of MN (3)	NASDAQ	Rochester, MN	Thrift	1,076	15	12-31	06/94	9.00	38
FFC	HF Financial Corp. of SD (3)	NASDAQ	Sioux Falls, SD	Thrift	1,068 M	33	06-30	04/92	10.80	43
VFC	PVF Capital Corp. of Solon OH (3)	NASDAQ	Solon, OH	R.E.	870 M	17	06-30	12/92	3.50	27
FBC	HopFed Bancorp, Inc. of KY (3)	NASDAQ	Hopkinsville, KY	Thrift	827	19	12-31	02/98	11.25	40
ASH	Meta Financial Group of IA (3)	NASDAQ	Storm Lake, IA	Thrift	782	16	09-30	09/93	10.90	28
CBI	Peoples Community Bcrp. of OH (3)	NASDAQ	West Chester, OH	Thrift	769	19	09-30	03/00	1.24	6
FSX	First Federal Bankshares of IA (3)	NASDAQ	Sioux City, IA	Thrift	565	14	06-30	04/99	2.93	10
FFD	North Central Bancshares of IA (3)	NASDAQ	Fort Dodge, IA	Thrift	495	11	12-31	03/96	15.00	20
ZWI	Citizens Comm Bncorp Inc of WI (3)	NASDAQ	Eau Claire, WI	Thrift	456	12	09-30	11/06	6.00	37
SBI	Ameriana Bncp of New Castle IN (3)	NASDAQ	New Castle, IN	Thrift	454	10	12-31	03/87	7.00	21
CAP	First Capital, Inc. of IN (3)	NASDAQ	Corydon, IN	Thrift	452	12	12-31	01/99	14.25	40
CLF	First Clover Leaf Fin Cp of IL (3)	NASDAQ	Edwardsville, IL	Thrift	434	4	12-31	07/06	7.50	61
AYN	Wayne Savings Bancshares of OH (3)	NASDAQ	Wooster, OH	Thrift	400	11	03-31	01/03	7.98	24
CBA	United Comm Bncp MHC IN (41.1)	NASDAQ	Lawrenceburg, IN	Thrift	383	6	06-30	03/06	8.00	63
PSB	LaPorte Bancrp MHC of IN(47.3)	NASDAQ	La Porte, IN	Thrift	366	7	12-31	10/07	6.25	30
IVR	River Valley Bancorp of IN (3)	NASDAQ	Madison, IN	Thrift	353	8	12-31	12/96	14.34	24
SBI	LSB Fin. Corp. of Lafayette IN (3)	NASDAQ	Lafayette, IN	Thrift	352	5	12-31	02/95	16.75	26
BCP	Liberty Bancorp, Inc. of MO (3)	NASDAQ	Liberty, MO	Thrift	343	6	09-30	07/06	8.60	34
HEV	Cheviot Fin Cp MHC of OH(38.8)	NASDAQ	Cincinnati, OH	Thrift	327	7	12-31	01/04	6.75	60
FNS	First Franklin Corp. of OH (3)	NASDAQ	Cincinnati, OH	Thrift	318	8	12-31	01/88	5.81	10
XSB	Jcksnville Bcp MHC of IL(47.7)	NASDAQ	Jacksonville, IL	Thrift	295	8	12-31	04/95	9.95	20
FBK	Central Federal Corp. of OH (3)	NASDAQ	Fairlawn, OH	Thrift	279	4	12-31	12/98	3.34	14
FFB	KY Fst Fed Bp MHC of KY (41.6)	NASDAQ	Hazard, KY	Thrift	252 M	4	06-30	03/05	9.20	74
BSI	First Bancshares, Inc. of MO (3)	NASDAQ	Mntn Grove, MO	Thrift	249 M	11	06-30	12/93	15.49	24
FNM	First Fed of N. Michigan of MI (3)	NASDAQ	Alpena, MI	Thrift	248	9	12-31	04/05	2.80	8
SFG	First Savings Fin. Grp. of IN (3)	NASDAQ	Clarksville, IN	Thrift	236 P	7	09-30	10/08	8.81	22

P FINANCIAL, LC.
inancial Services Industry Consultants
700 North Moore Street, Suite 2210
rlington, Virginia 22209
703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
October 24, 2008

icker	Financial Institution	Exchg.	Primary Market	Operating Strat(1)	Total Assets(2) ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
id-West Companies (continued)										
FED	Park Bancorp of Chicago IL (3)	NASDAQ	Chicago, IL	Thrift	226	4	12-31	08/96	13.57	16
FDF	FFD Financial Corp of Dover OH (3)	NASDAQ	Dover, OH	Thrift	180 M	4	06-30	04/96	11.11	12
ew England Companies										
BCT	Peoples United Financial of CT (3)	NASDAQ	Bridgeport, CT	Div.	20,393	303	12-31	04/07	16.09	5,545
AL	NewAlliance Bancshares of CT (3)	NYSE	New Haven, CT	Thrift	8,262	89	12-31	04/04	13.75	1,484
HLB	Berkshire Hills Bancorp of MA (3)	NASDAQ	Pittsfield, MA	Thrift	2,573	42	12-31	06/00	23.95	251
RKL	Brookline Bancorp, Inc. of MA (3)	NASDAQ	Brookline, MA	Thrift	2,495	17	12-31	07/02	10.13	591
NBK	Danvers Bancorp, Inc. of MA (3)	NASDAQ	Danvers, MA	Thrift	1,507	15	12-31	01/08	11.78	210
CKB	Rockville Fin MHC of CT (44.1)	NASDAQ	Vrn Rockville CT	Thrift	1,458	20	12-31	05/05	11.60	217
BNK	United Financial Bncrp of MA (3)	NASDAQ	W Springfield MA	Thrift	1,214	13	12-31	12/07	13.08	232
BSB	Meridian Fn Serv MHC MA (45.0)	NASDAQ	East Boston, MA	Thrift	1,079	14	12-31	01/08	9.20	212
FD	Westfield Fin. Inc. of MA (3)	NASDAQ	Westfield, MA	Thrift	1,070	11	12-31	01/07	9.18	288
FBC	Benjamin Frkln Bncrp Inc of MA (3)	NASDAQ	Franklin, MA	Thrift	973	11	12-31	04/05	11.51	89
EGC	Legacy Bancorp, Inc. of MA (3)	NASDAQ	Pittsfield, MA	Thrift	925	17	12-31	10/05	11.04	99
IFI	SI Fin Gp Inc MHC of CT (38.6)	NASDAQ	Willimantic, CT	Thrift	861	20	12-31	10/04	6.75	80
NTB	NH Thrift Bancshares of NH (3)	NASDAQ	Newport, NH	Thrift	838	28	12-31	05/86	9.22	53
IFS	Hingham Inst. for Sav. of MA (3)	NASDAQ	Hingham, MA	Thrift	778	9	12-31	12/88	28.00	59
SBX	L&B Corp of No. Andover MA (3)	NASDAQ	North Andover, MA	Thrift	714	7	12-31	05/86	10.50	67
EBK	Central Bncrp of Somerville MA (3)	NASDAQ	Somerville, MA	Thrift	564	11	03-31	10/86	7.78	13
BNK	Hampden Bancorp, Inc. of MA (3)	NASDAQ	Springfield, MA	Thrift	524 M	8	06-30	01/07	9.80	78
BNK	Chicopee Bancorp, Inc. of MA (3)	NASDAQ	Chicopee, MA	Thrift	515	6	12-31	07/06	12.55	85
VSL	Naug Vlly Fin MHC of CT (41.6)	NASDAQ	Naugatuck, CT	Thrift	505	9	12-31	10/04	7.72	54
SBH	PSB Hldgs Inc MHC of CT (42.9)	NASDAQ	Putnam, CT	Thrift	495	7	06-30	10/04	6.35	41
FSB	Newport Bancorp, Inc. of RI (3)	NASDAQ	Newport, RI	Thrift	401	5	12-31	07/06	11.49	51
FLR	Mayflower Bancorp, Inc. of MA (3)	NASDAQ	Middleboro, MA	Thrift	244 M	7	04-30	12/87	6.22	13
orth-West Companies										
FSL	Washington Federal, Inc. of WA (3)	NASDAQ	Seattle, WA	Thrift	11,795	136	09-30	11/82	15.55	1,367
FNW	First Fin NW, Inc of Renton WA (3)	NASDAQ	Renton, WA	Thrift	1,196	1	12-31	10/07	7.92	181
VSB	Riverview Bancorp, Inc. of WA (3)	NASDAQ	Vancouver, WA	Thrift	885	18	03-31	10/97	5.03	55
PFG	Rainier Pacific Fin Grp of WA (3)	NASDAQ	Tacoma, WA	Thrift	870	14	12-31	10/03	2.81	18
SBX	Timberland Bancorp, Inc. of WA (3)	NASDAQ	Hoquiam, WA	Thrift	664	22	09-30	01/98	5.55	38
outh-East Companies										
UPR	Superior Bancorp of AL (3)	NASDAQ	Birmingham, AL	Thrift	3,040	69	12-31	12/98	5.35	54
FCH	First Fin. Holdings Inc. of SC (3)	NASDAQ	Charleston, SC	Thrift	2,928	53	09-30	11/83	19.86	232
CFC	Atl Cst Fed Cp of GA MHC(35.9)	NASDAQ	Waycross, GA	Thrift	964	13	12-31	10/04	6.39	87
FBH	First Fed. Bancshares of AR (3)	NASDAQ	Harrison, AR	Thrift	820	18	12-31	05/96	8.47	41
SBC	Citizens South Bnkg Corp of NC (3)	NASDAQ	Gastonia, NC	Thrift	812	14	12-31	10/02	6.80	51
SH	Teche Hlding Cp of N Iberia LA (3)	AMEX	New Iberia, LA	Thrift	777	20	09-30	04/95	28.15	59
FFC	Community Fin. Corp. of VA (3)	NASDAQ	Staunton, VA	Thrift	495	10	03-31	03/88	5.75	25
BOS	Heritage Fn Gp MHC of GA(26.4)	NASDAQ	Albany, GA	Thrift	488	7	12-31	06/05	9.49	101
FBI	Jefferson Bancshares Inc of TN (3)	NASDAQ	Morristown, TN	Thrift	334 M	5	06-30	07/03	8.57	53
ABX	First Advantage Bancorp of TN (3)	NASDAQ	Clarksville, TN	Thrift	331	4	12-31	11/07	10.49	50
ABC	Louisiana Bancorp, Inc. of LA (3)	NASDAQ	Metairie, LA	Thrift	294	3	12-31	07/07	11.80	75
SLA	GS Financial Corp. of LA (3)	NASDAQ	Metairie, LA	Thrift	206	5	12-31	04/97	14.55	19
outh-West Companies										
FG	Guaranty Financial Group of TX (3)	NYSE	Austin, TX	Thrift	16,031	156	12-31	/	2.57	115
BTX	Franklin Bank Corp of TX (3)	NASDAQ	Houston, TX	Thrift	5,722 D	48	12-31	12/03	0.30	8
PFO	ViewPoint Finl MHC of TX(43.8)	NASDAQ	Plano, TX	Thrift	1,859	31	12-31	10/06	16.38	412
BCP	Home Bancorp Inc. Lafayette LA (3)	NASDAQ	Lafayette, LA	Thrift	525 F	11	12-31	10/08	10.24	91
SBK	Osage Bancshares, Inc. of OK (3)	NASDAQ	Pawhuska, OK	Thrift	138 M	2	06-30	01/07	7.30	24

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
October 24, 2008

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat(1)	Total Assets(2) ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
UWBK	United Western Bncp, Inc of CO (3)	NASDAQ	Denver, CO	Thrift	2,174	3	12-31	10/96	9.78	71
HOME	Home Federal Bancorp Inc of ID (3)	NASDAQ	Nampa, ID	Thrift	742	17	09-30	12/07	10.15	176

Other Areas

NOTES: (1) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(2) Most recent quarter end available (E=Estimated, and P=Pro Forma)

Source: SNL Financial, LC.

Date of Last Update: 10/24/08

EXHIBIT III-2

Public Market Pricing of:
Northwest U.S., Western U.S., California, and Midwest Thrift Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-2A
Market Pricing Comparatives
Prices As of October 24, 2008

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Market Value ($Mil)	Per Share Data: Core 12-Mth EPS(2) ($)	Per Share Data: Book Value/ Share ($)	Pricing Ratios(3): P/E (X)	Pricing Ratios(3): P/B (%)	Pricing Ratios(3): P/A (%)	Pricing Ratios(3): P/TB (%)	Pricing Ratios(3): P/CORE (x)	Dividends(4): Amount/ Share ($)	Dividends(4): Yield (%)	Dividends(4): Payout Ratio(5) (%)	Financial Characteristics(6): Total Assets ($Mil)	Equity/ Assets (%)	Tng Eq/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	10.24	264.60	0.07	13.05	17.16	88.76	11.39	100.06	18.28	0.33	3.11	35.35	2,615	11.94	11.03	1.52	0.23	2.07	0.24	2.07
Special Selection Grouping(8)	7.37	331.84	0.72	12.09	7.61	58.42	8.15	68.70	7.30	0.42	6.23	46.85	3,082	13.64	12.34	1.85	0.64	5.69	0.66	5.90
Comparable Group																				
Special Comparative Group(8)																				
FFNW First Fin NW, Inc of Renton WA	7.92	181.00	-0.07	13.74	NM	57.64	15.13	60.37	NM	0.34	4.29	NM	1,196	26.25	25.37	2.65	-0.08	-0.35	-0.14	-0.61
RPFG Rainier Pacific Fin Grp of WA	2.81	17.85	0.65	11.88	4.01	23.65	2.05	24.74	4.32	0.28	9.96	40.00	870	8.68	8.33	1.65	0.50	5.22	0.47	4.85
RVSB Riverview Bancorp, Inc. of WA	5.03	54.95	0.58	8.43	8.38	59.67	6.21	83.28	8.67	0.18	3.58	30.00	885	10.41	7.68	2.67	0.77	6.98	0.74	6.75
TSBK Timberland Bancorp, Inc. of WA	5.55	38.30	0.91	10.84	7.93	51.20	5.77	56.23	6.10	0.44	7.93	62.86	664	11.27	10.37	1.55	0.75	6.48	0.97	8.42
WFSL Washington Federal, Inc. of WA	15.55	1367.09	1.54	15.56	10.10	99.94	11.59	118.88	10.10	0.84	5.40	54.55	11,795	11.60	9.93	0.74	1.24	10.10	1.24	10.10

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes North-West Companies;

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-2B
Market Pricing Comparatives
Prices As of October 24, 2008

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Market Value ($Mil)	Per Share Data: Core 12-Mth EPS(2) ($)	Per Share Data: Book Value/ Share ($)	Pricing Ratios(3): P/E (X)	Pricing Ratios(3): P/B (%)	Pricing Ratios(3): P/A (%)	Pricing Ratios(3): P/TB (%)	Pricing Ratios(3): P/CORE (x)	Dividends(4): Amount/ Share ($)	Dividends(4): Yield (%)	Dividends(4): Payout Ratio(5) (%)	Financial Characteristics(6): Total Assets ($Mil)	Equity/ Assets (%)	Tng Eq/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	10.24	264.60	0.07	13.05	17.16	88.76	11.39	100.06	18.28	0.33	3.11	35.35	2.615	11.94	11.03	1.52	0.23	2.07	0.24	2.07
Special Selection Grouping(8)	5.79	41.29	-3.12	18.05	15.49	46.42	3.62	48.20	19.05	0.20	2.87	29.82	3,309	7.21	7.10	4.58	-0.50	-5.33	-0.49	-4.98
Comparable Group																				
Special Comparative Group(8)																				
BOFI Bofi Holding, Inc. Of CA	4.55	37.77	0.41	8.95	9.68	50.84	3.16	50.84	11.10	0.00	0.00	0.00	1,194	6.22	6.22	NA	0.37	5.48	0.32	4.78
BYFC Broadway Financial Corp. of CA	5.96	10.46	1.09	11.68	5.37	51.03	2.68	51.03	5.47	0.20	3.36	18.02	391	5.25	5.25	0.38	0.55	9.99	0.54	9.81
DSL Downey Financial Corp. of CA	1.40	40.71	-21.64	30.84	NM	4.54	0.31	4.54	NM	0.04	2.86	NM	13,189	6.80	6.80	15.50	-4.37	-48.36	-4.40	-48.67
FPTB First PacTrust Bancorp of CA	9.78	42.15	0.15	18.80	NM	52.02	5.11	52.02	NM	0.74	7.57	NM	825	9.83	9.83	4.34	0.06	0.57	0.08	0.78
FED FirstFed Financial Corp. of CA	7.58	103.73	-5.41	40.26	NM	18.83	1.45	18.84	NM	0.00	0.00	NM	7,178	7.68	7.67	8.20	-1.01	-11.70	-1.01	-11.72
HWFG Harrington West Fncl Grp of CA	3.60	22.07	0.01	6.83	NM	52.71	1.84	61.64	NM	0.00	0.00	NM	1,202	3.48	2.99	0.92	-0.19	-4.17	0.01	0.11
KFED K-Fed Bancorp MHC of CA (35.9)	7.91	39.30	0.29	6.94	27.28	113.98	12.34	119.31	27.28	0.44	5.56	NM	864	10.83	10.39	0.35	0.48	4.21	0.48	4.21
PROV Provident Fin. Holdings of CA	5.50	34.15	0.17	20.07	19.64	27.40	2.09	27.40	32.35	0.20	3.64	71.43	1,633	7.63	7.63	2.40	0.11	1.37	0.06	0.83

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes California Companies;

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-2C
Market Pricing Comparatives
Prices As of October 24, 2008

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Market Value ($Mil)	Per Share Data: Core 12-Mth EPS(2) ($)	Per Share Data: Book Value/ Share ($)	Pricing Ratios(3): P/E (X)	Pricing Ratios(3): P/B (%)	Pricing Ratios(3): P/A (%)	Pricing Ratios(3): P/TB (%)	Pricing Ratios(3): P/CORE (x)	Dividends(4): Amount/ Share ($)	Dividends(4): Yield (%)	Dividends(4): Payout Ratio(5) (%)	Financial Characteristics(6): Total Assets ($Mil)	Equity/ Assets (%)	Tng Eq/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	10.24	264.60	0.07	13.05	17.16	88.76	11.39	100.06	18.28	0.33	3.11	35.35	2,615	11.94	11.03	1.53	0.23	2.07	0.24	2.07
Special Selection Grouping(8)	9.97	123.36	0.88	13.04	5.86	77.37	13.49	77.37	6.35	0.23	2.31	14.37	1,458	16.09	16.09	0.61	0.57	6.69	0.51	6.11
Comparable Group																				
Special Comparative Group(8)																				
HOME Home Federal Bancorp Inc of ID	10.15	176.08	0.21	11.73	NM	86.53	23.73	86.53	NM	0.22	2.17	NM	742	27.43	27.43	0.56	0.56	2.49	0.49	2.18
UWBK United Western Bncp, Inc of CO	9.78	70.63	1.54	14.34	5.86	68.20	3.25	68.20	6.35	0.24	2.45	14.37	2,174	4.76	4.76	0.65	0.57	10.89	0.53	10.04

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes Western Companies (Excl CA);

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-2D
Market Pricing Comparatives
Prices As of October 24, 2008

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Market Value ($Mil)	Per Share Data: Core 12-Mth EPS(2) ($)	Per Share Data: Book Value/ Share ($)	Pricing Ratios(3): P/E (X)	Pricing Ratios(3): P/B (%)	Pricing Ratios(3): P/A (%)	Pricing Ratios(3): P/TB (%)	Pricing Ratios(3): P/CORE (x)	Dividends(4): Amount/ Share ($)	Dividends(4): Yield (%)	Dividends(4): Payout Ratio(5) (%)	Financial Characteristics(6): Total Assets ($Mil)	Equity/ Assets (%)	Tng Eq/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	10.24	264.60	0.07	13.05	17.16	88.76	11.39	100.06	18.28	0.33	3.11	35.35	2,615	11.94	11.03	1.52	0.23	2.07	0.24	2.07
Special Selection Grouping(8)	9.17	26.02	0.52	12.66	16.17	76.24	9.80	83.30	18.90	0.35	3.71	36.30	372	12.14	11.26	1.26	0.33	3.16	0.35	3.33
Comparable Group																				
Special Comparative Group(8)																				
ASBI Ameriana Bncp of New Castle IN	7.00	20.92	0.64	11.01	10.45	63.58	4.61	65.24	10.94	0.16	2.29	23.88	454	7.25	7.08	1.66	0.46	6.06	0.44	5.79
CFBK Central Federal Corp. of OH	3.34	13.70	0.12	6.33	NM	52.76	4.92	52.76	27.83	0.20	5.99	NM	279	9.32	9.32	0.75	0.06	0.61	0.18	1.82
CHEV Cheviot Fin Cp MHC of OH(38.8)	6.75	23.34	0.11	7.60	NM	88.82	18.37	88.82	NM	0.36	5.33	NM	327	20.69	20.69	0.68	0.31	1.43	0.31	1.43
CZWI Citizens Comm Bncorp Inc of WI	6.00	37.36	0.24	11.23	25.00	53.43	8.20	59.11	25.00	0.20	3.33	NM	456	15.35	14.08	0.61	0.37	1.98	0.37	1.98
FCAP First Capital, Inc. of IN	14.25	40.03	1.17	16.49	11.13	86.42	8.05	98.48	12.18	0.72	5.05	56.25	452	10.24	9.10	1.51	0.80	7.88	0.73	7.20
FCLF First Clover Leaf Fin Cp of IL	7.50	61.33	0.27	10.36	26.79	72.39	14.14	82.78	27.78	0.24	3.20	NM	434	19.53	17.51	0.89	0.57	2.59	0.55	2.50
FFHS First Franklin Corp. of OH	5.81	9.77	-0.43	14.49	NM	40.10	3.07	40.10	NM	0.18	3.10	NM	318	7.67	7.67	NA	-0.18	-2.25	-0.23	-2.85
JXSB Jcksnville Bcp MHC of IL(47.7)	9.95	9.44	0.51	11.09	18.09	89.72	6.71	102.37	19.51	0.30	3.02	54.55	295	7.48	6.61	0.39	0.38	4.93	0.35	4.57
KFFB KY Fst Fed Bp MHC of KY (41.6)	9.20	30.92	0.10	7.50	NM	122.67	29.17	163.12	NM	0.40	4.35	NM	252	23.78	19.01	NA	0.31	1.33	0.31	1.33
LSBI LSB Fin. Corp. of Lafayette IN	16.75	26.01	0.85	21.93	18.82	76.38	7.39	76.38	19.71	1.00	5.97	NM	352	9.68	9.68	3.08	0.40	4.03	0.38	3.85
LPSB LaPorte Bancrp MHC of IN(47.3)	6.25	15.76	0.18	9.69	NM	64.50	8.18	82.13	34.72	0.00	0.00	0.00	366	12.68	10.23	1.01	0.12	0.99	0.27	2.22
LBCP Liberty Bancorp, Inc. of MO	8.60	33.99	0.43	11.02	17.92	78.04	9.92	78.04	20.00	0.10	1.16	20.83	343	12.71	12.71	1.80	0.56	4.04	0.51	3.62
FFFD North Central Bancshares of IA	15.00	20.15	2.29	30.55	11.36	49.10	4.07	55.82	6.55	0.04	0.27	3.03	495	8.29	7.36	0.70	0.35	4.29	0.60	7.44
RIVR River Valley Bancorp of IN	14.34	23.52	1.30	15.57	10.10	92.10	6.67	92.22	11.03	0.84	5.86	59.15	353	7.24	7.23	NA	0.67	9.19	0.61	8.41
UCBA United Comm Bncp MHC IN (41.1)	8.00	26.03	-0.16	6.89	NM	116.11	16.53	116.11	NM	0.36	4.50	NM	383	14.24	14.24	2.69	-0.37	-2.43	-0.33	-2.16
WAYN Wayne Savings Bancshares of OH	7.98	23.57	0.69	10.82	12.09	73.75	6.00	79.32	11.57	0.48	6.02	72.73	400	8.13	7.60	0.63	0.50	5.87	0.52	6.13

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes Mid-West Companies; Assets $250-$500 Million;

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-2B
Market Pricing Comparatives
Prices As of October 24, 2008

Financial Institution	Market Capitalization Price/ Share(1) ($)	Market Capitalization Market Value ($Mil)	Per Share Data Core 12-Mth EPS(2) ($)	Per Share Data Book Value/ Share ($)	Pricing Ratios(3) P/E (X)	Pricing Ratios(3) P/B (%)	Pricing Ratios(3) P/A (%)	Pricing Ratios(3) P/TB (%)	Pricing Ratios(3) P/CORE (x)	Dividends(4) Amount/ Share ($)	Dividends(4) Yield (%)	Dividends(4) Payout Ratio(5) (%)	Financial Characteristics(6) Total Assets ($Mil)	Equity/ Assets (%)	Tng Eq/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	10.24	264.60	0.07	13.05	17.16	88.76	11.35	100.06	18.28	0.33	3.11	35.35	2,615	11.94	11.03	1.52	0.23	2.07	0.24	2.07
Special Selection Grouping(8)	10.36	16.53	0.07	17.90	8.75	55.85	7.25	56.54	9.42	0.25	3.18	26.77	228	13.59	13.36	1.77	-0.04	0.13	-0.02	0.18
Comparable Group																				
Special Comparative Group(8)																				
FFDF FFD Financial Corp of Dover OH	11.11	11.89	1.18	17.00	8.75	65.35	6.61	65.35	9.42	0.68	6.12	53.54	180	10.11	10.11	0.54	0.78	7.49	0.72	6.96
FBSI First Bancshares, Inc. of MO	15.49	24.02	0.10	17.71	NM	87.46	9.65	88.26	NM	0.00	0.00	0.00	249	11.03	10.94	1.56	0.12	1.09	0.06	0.58
FFNM First Fed of N. Michigan of MI	2.80	8.08	-0.61	11.08	NM	25.27	3.25	27.89	NM	0.20	7.14	NM	248	12.88	11.81	3.57	-0.68	-5.25	-0.69	-5.34
FSFG First Savings Fin. Grp. of IN	8.81	22.40	-0.09	19.55	NM	45.06	9.50	45.06	NM	0.00	0.00	NM	236	21.08	21.08	NA	-0.10	-0.46	-0.10	-0.46
PFED Park Bancorp of Chicago IL	13.57	16.28	-0.21	24.18	NM	56.12	7.21	56.12	NM	0.36	2.65	NM	226	12.86	12.86	1.41	-0.30	-2.23	-0.11	-0.83

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes Mid-West Companies; Assets less than $250 Million;

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT III-3

Peer Group Market Area Comparative Analysis

Exhibit III-3
Peer Group Market Area Comparative Analysis

Institution	County	Population 2000 (000)	Population 2008 (000)	Proj. Pop. 2013	2000-2008 % Change	2008-2013 % Change	Per Capita Income Amount	Per Capita Income % State Average	Deposit Market Share(1)
Broadway Financial Corp. of CA	Los Angeles	9,519	10,243	10,664	7.6%	4.1%	26,347	89.2%	0.1%
First Financial NW, Inc. of WA	King	1,737	1,884	1,987	8.5%	5.5%	41,365	136.8%	1.6%
First PacTrust Bancorp of CA	San Diego	2,814	3,073	3,186	9.2%	3.7%	30,003	101.6%	1.0%
United Western Bancorp, Inc. of CO	Denver	555	587	612	5.8%	4.2%	31,240	99.6%	6.5%
North Central Bancshares, Inc. of IA	Webster	40	39	39	-2.3%	-2.0%	23,948	92.8%	17.0%
Liberty Bancorp, Inc. of MO	Clay	184	211	233	14.6%	10.2%	30,329	117.0%	4.4%
Ranier Pacific Fin. Group of WA	Pierce	701	804	876	14.7%	9.0%	25,341	83.8%	5.2%
Riverview Bancorp, Inc. of WA	Clark	345	431	492	24.8%	14.3%	27,873	92.2%	10.0%
Timberland Bancorp, Inc. of WA	Grays' Harbor	67	72	75	7.5%	3.9%	20,920	69.2%	23.4%
First Bancshares of MO	Wright	18	18	19	2.0%	2.1%	16,319	63.0%	20.3%
	Averages:	1,598	1,736	1,818	9.2%	5.5%	27,369	94.5%	8.9%
	Medians:	450	509	552	8.0%	4.2%	27,110	92.5%	5.8%
1st Security Bank of Washinton	**Snohomish**	**606**	**701**	**771**	**15.7%**	**9.9%**	**32,941**	**108.9%**	**0.7%**

(1) Total institution deposits in headquarters county as percent of total county deposits.
Sources: SNL Financial, LC., FDIC.

EXHIBIT IV-1

Stock Prices:
As of October 24, 2008

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A
Weekly Thrift Market Line - Part One
Prices As Of October 24, 2008

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst-anding (000)	Market Capitalization: Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	Price Change Data: % Change From Last Week (%)	Price Change Data: % Change From 52 Wks Ago(2) (%)	Price Change Data: % Change From MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	Current Per Share Financials: 12 Mo. Core EPS(3) ($)	Current Per Share Financials: Book Value/ Share ($)	Current Per Share Financials: Tangible Book Value/ Share(4) ($)	Current Per Share Financials: Assets/ Share ($)
Market Averages. All Public Companies(no MHC)														
All Public Companies(120)	10.05	24,861	306.5	18.60	8.39	10.61	-6.10	-35.64	-30.21	0.02	0.02	14.83	13.28	166.50
NYSE Traded Companies(11)	8.46	86,445	1,002.9	27.42	6.61	9.26	-13.78	-55.31	-49.76	-3.91	-4.01	21.17	17.41	290.96
AMEX Traded Companies(2)	14.18	5,773	30.6	24.43	13.69	13.85	1.20	-62.48	-57.88	0.28	0.98	16.90	16.01	217.33
NASDAQ Listed OTC Companies(107)	10.11	19,945	252.1	17.73	8.44	10.66	-5.58	-33.44	-28.01	0.35	0.34	14.24	12.87	154.87
California Companies(7)	5.48	9,924	41.6	24.06	4.08	6.16	-12.49	-65.32	-60.43	-3.61	-3.60	19.63	19.49	284.97
Florida Companies(5)	3.59	15,108	29.3	17.20	2.64	4.24	-13.85	-79.70	-70.58	-3.60	-3.41	15.93	14.03	290.04
Mid-Atlantic Companies(34)	12.25	45,781	651.8	19.00	10.08	12.93	-3.97	-21.69	-16.03	0.80	0.82	13.38	11.53	154.98
Mid-West Companies(36)	8.70	9,941	65.5	18.06	7.22	9.26	-7.22	-45.40	-40.07	-0.08	-0.17	15.17	13.97	170.13
New England Companies(17)	12.71	37,660	540.5	18.17	10.62	13.09	-3.75	-16.33	-10.59	0.59	0.59	15.13	12.73	129.77
North-West Companies(5)	7.37	26,989	331.8	17.25	6.59	8.10	-7.93	-55.17	-47.55	0.70	0.72	12.09	10.69	100.12
South-East Companies(10)	12.72	5,459	67.3	20.49	11.07	12.97	-2.03	-23.78	-20.98	0.82	0.98	16.27	15.24	148.76
South-West Companies(4)	5.10	20,541	59.3	11.77	4.90	5.29	-8.64	-47.39	-46.76	-0.92	-0.95	13.60	10.68	171.55
Western Companies (Excl CA)(2)	9.97	12,285	123.4	17.69	9.72	11.14	-10.55	-36.32	-25.00	0.96	0.88	13.04	13.04	171.89
Thrift Strategy(113)	9.86	22,603	268.3	17.90	8.22	10.33	-5.61	-34.37	-29.07	0.02	0.02	14.43	12.94	159.53
Mortgage Banker Strategy(4)	5.24	12,972	65.5	28.74	4.43	6.53	-19.23	-79.56	-73.19	-1.93	-2.14	24.14	20.70	357.90
Real Estate Strategy(1)	3.50	7,774	27.2	15.06	2.56	3.85	-9.09	-76.17	-68.61	0.26	0.23	9.21	9.21	111.90
Diversified Strategy(2)	31.00	175,390	2,914.1	43.63	26.98	35.55	-11.54	-19.42	-9.09	2.57	2.82	25.24	22.89	290.23
Companies Issuing Dividends(91)	11.18	28,408	382.1	19.74	9.35	11.81	-5.81	-31.07	-25.58	0.38	0.38	15.12	13.37	164.56
Companies Without Dividends(29)	6.12	12,580	45.1	14.63	5.08	6.44	-7.07	-51.46	-46.23	-1.24	-1.24	13.81	12.96	173.22
Equity/Assets <6%(13)	4.94	25,840	175.1	14.64	4.10	5.26	-9.29	-68.79	-64.69	-2.01	-1.97	11.28	9.93	229.61
Equity/Assets 6-12%(70)	10.64	17,977	228.4	21.44	8.76	11.27	-6.20	-41.31	-34.87	0.26	0.23	16.22	14.78	203.50
Equity/Assets >12%(37)	10.64	37,008	490.7	14.73	9.12	11.14	-4.86	-14.63	-10.58	0.24	0.27	13.45	11.65	79.04
Converted Last 3 Mths (no MHC)(2)	9.53	5,735	56.9	11.10	9.29	9.85	-3.38	-4.75	-4.75	0.16	0.15	16.91	16.91	75.77
Actively Traded Companies(8)	13.92	16,542	254.7	26.33	11.52	14.52	-5.91	-35.37	-32.79	1.31	1.27	16.81	15.73	218.37
Market Value Below $20 Million(17)	5.71	4,156	10.7	14.67	4.59	6.01	-5.33	-59.35	-53.38	-1.09	-1.09	13.31	12.44	167.70
Holding Company Structure(114)	10.00	25,869	319.9	18.77	8.37	10.61	-6.39	-35.96	-30.59	-0.01	0.00	14.92	13.35	166.76
Assets Over $1 Billion(53)	10.72	52,159	667.0	21.69	8.65	11.77	-10.71	-36.83	-32.20	-0.36	-0.38	15.64	13.06	189.39
Assets $500 Million-$1 Billion(35)	9.68	6,304	55.7	18.07	8.42	9.84	-2.64	-40.37	-33.74	0.19	0.20	14.63	13.61	166.59
Assets $250-$500 Million(22)	9.67	4,009	35.1	14.22	8.12	9.85	-1.83	-25.48	-18.83	0.62	0.63	13.28	12.54	135.83
Assets less than $250 Million(10)	8.91	1,922	15.4	14.91	7.65	9.25	-4.96	-35.58	-33.13	-0.05	-0.03	14.93	14.81	121.55
Goodwill Companies(75)	10.62	35,206	461.9	20.55	8.70	11.33	-7.20	-38.28	-32.74	0.10	0.11	15.47	12.94	183.26
Non-Goodwill Companies(43)	9.12	8,668	61.6	15.71	7.85	9.44	-4.40	-32.71	-27.21	-0.12	-0.14	13.67	13.67	143.06
Acquirors of FSLIC Cases(4)	6.56	30,385	358.1	22.67	5.63	7.15	-10.55	-56.60	-51.03	-5.19	-5.21	16.01	15.32	209.75

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of October 24, 2008

Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
		Shares	Market	52 Week (1)			% Change From			Trailing	12 Mo.	Book	Tangible Book	
	Price/ Share(1)	Outst- anding	Capital- ization(9)	High	Low	Last Week	Last Week	52 Wks Ago(2)	MostRcnt YrEnd(2)	12 Mo. EPS(3)	Core EPS(3)	Value/ Share	Value/ Share(4)	Assets/ Share
	($)	(000)	($Mil)	($)	($)	($)	(%)	(%)	(%)	($)	($)	($)	($)	($)
Market Averages. MHC Institutions														
All Public Companies(40)	10.81	29,072	143.0	14.76	8.70	11.24	-3.17	-17.83	-10.67	0.22	0.23	7.88	7.39	65.67
NASDAQ Listed OTC Companies(40)	10.81	29,072	143.0	14.76	8.70	11.24	-3.17	-17.83	-10.67	0.22	0.23	7.88	7.39	65.67
California Companies(1)	7.91	13,470	39.3	13.99	7.61	8.75	-9.60	-41.23	-21.61	0.29	0.29	6.94	6.63	64.11
Mid-Atlantic Companies(23)	10.83	24,758	121.1	14.36	8.79	11.30	-3.25	-12.84	-6.46	0.23	0.26	7.97	7.45	64.68
Mid-West Companies(8)	12.70	57,940	298.8	17.40	9.53	13.05	-2.67	-19.73	-12.53	0.17	0.17	8.35	7.68	67.36
New England Companies(5)	8.30	13,421	52.9	11.79	7.12	8.59	-1.32	-25.29	-18.71	0.22	0.21	7.58	7.25	69.02
South-East Companies(2)	7.94	12,107	29.0	14.13	6.42	8.27	-4.67	-42.55	-30.93	0.15	0.26	6.18	6.02	58.43
South-West Companies(1)	16.38	25,129	188.8	20.00	13.75	17.24	-4.99	-7.35	-0.91	0.22	0.11	8.00	7.96	73.99
Thrift Strategy(40)	10.81	29,072	143.0	14.76	8.70	11.24	-3.17	-17.83	-10.67	0.22	0.23	7.88	7.39	65.67
Companies Issuing Dividends(29)	11.13	27,474	137.2	15.33	9.03	11.58	-3.00	-19.31	-11.99	0.26	0.28	7.87	7.34	67.39
Companies Without Dividends(11)	9.96	33,284	158.2	13.27	7.84	10.36	-3.61	-13.93	-7.20	0.09	0.10	7.93	7.54	61.12
Equity/Assets 6-12%(19)	11.58	15,690	106.4	16.41	9.20	12.04	-2.54	-20.45	-12.97	0.34	0.34	8.44	7.81	89.73
Equity/Assets >12%(21)	10.11	41,179	176.1	13.28	8.25	10.52	-3.73	-15.46	-8.60	0.10	0.13	7.38	7.01	43.90
Market Value Below $20 Million(2)	8.85	2,236	8.2	15.00	7.95	8.15	8.42	-19.98	-21.58	0.56	0.53	9.80	8.35	143.88
Holding Company Structure(37)	10.92	30,039	149.4	14.87	8.73	11.35	-3.06	-17.50	-10.61	0.23	0.24	8.00	7.47	67.16
Assets Over $1 Billion(12)	15.53	74,503	397.1	20.27	11.92	16.51	-6.15	-6.30	1.32	0.26	0.25	8.24	7.65	62.00
Assets $500 Million-$1 Billion(12)	9.18	12,566	46.3	12.66	7.64	9.40	-1.91	-21.70	-13.93	0.20	0.21	7.68	7.33	71.14
Assets $250-$500 Million(16)	8.49	7,378	24.9	12.22	7.09	8.67	-1.87	-23.57	-17.23	0.20	0.24	7.77	7.24	64.31
Goodwill Companies(21)	10.14	35,979	159.5	14.42	8.53	10.53	-2.18	-21.08	-14.45	0.27	0.28	7.80	6.86	67.42
Non-Goodwill Companies(19)	11.55	21,438	124.7	15.15	8.89	12.03	-4.25	-14.24	-6.50	0.15	0.18	7.98	7.98	63.73
MHC Institutions(40)	10.81	29,072	143.0	14.76	8.70	11.24	-3.17	-17.83	-10.67	0.22	0.23	7.88	7.39	65.67

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of October 24, 2008

		Market Capitalization			Price Change Data						Current Per Share Financials				
			Shares	Market	52 Week (1)			% Change From			Trailing	12 Mo.	Book	Tangible Book	
		Price/	Outst-	Capital-			Last	Last	52 Wks	MostRcnt	12 Mo.	Core	Value/	Value/	Assets/
	Financial Institution	Share(1)	anding	ization(9)	High	Low	Week	Week	Ago(2)	YrEnd(2)	EPS(3)	EPS(3)	Share	Share(4)	Share
		($)	(000)	($Mil)	($)	($)	($)	(%)	(%)	(%)	($)	($)	($)	($)	($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY*	17.36	95,829	1,663.6	30.00	15.87	17.64	-1.59	-33.26	-25.40	1.22	1.34	12.77	10.84	225.61
BFF	BFC Financial Corp. of FL(8)*	0.37	45,229	16.7	2.71	0.29	0.40	-7.50	-86.19	-75.50	-0.17	-0.34	3.60	2.06	157.17
BBX	BankAtlantic Bancorp Inc of FL*	5.60	11,227	62.9	39.40	4.05	7.56	-25.93	-85.57	-72.68	-7.33	-7.59	36.36	29.66	580.30
DSL	Downey Financial Corp. of CA*	1.40	29,081	40.7	43.23	1.06	2.07	-32.37	-96.54	-95.50	-21.50	-21.64	30.84	30.84	453.52
FED	FirstFed Financial Corp. of CA*	7.58	13,685	103.7	46.71	2.91	9.63	-21.29	-82.14	-78.84	-5.40	-5.41	40.26	40.24	524.53
FBC	Flagstar Bancorp, Inc. of MI*	1.77	72,337	128.0	9.12	1.34	2.23	-20.63	-78.28	-74.61	-0.79	-1.70	10.42	10.42	201.92
GFG	Guaranty Financial Group of TX*	2.57	44,631	114.7	16.78	2.37	2.93	-12.29	-82.87	-83.94	-2.66	-2.66	17.61	13.85	359.19
NYB	New York Community Bcrp of NY*	13.64	343,654	4,687.4	22.00	11.75	13.85	-1.52	-23.97	-22.41	0.28	0.53	12.48	5.10	90.45
NAL	NewAlliance Bancshares of CT*	13.75	107,955	1,484.4	17.98	9.50	14.94	-7.97	2.92	19.36	0.40	0.42	13.03	7.70	76.53
PFS	Provident Fin. Serv. Inc of NJ*	12.43	59,610	741.0	21.53	10.64	12.49	-0.48	-18.12	-13.80	0.63	0.58	16.77	8.06	106.57
SOV	Sovereign Bancorp, Inc. of PA(8)*	2.28	663,817	1,513.5	14.50	2.02	3.41	-33.14	-83.82	-80.00	-2.01	-1.85	12.11	6.47	119.31
AMEX Traded Companies															
FDT	Federal Trust Corp. of FL*	0.20	9,436	1.9	4.85	0.13	0.20	0.00	-95.92	-90.34	-1.87	-1.82	2.32	2.32	66.56
TSH	Teche Hlding Cp of N Iberia LA*	28.15	2,110	59.4	44.00	27.25	27.49	2.40	-29.04	-25.43	2.44	3.78	31.47	29.69	368.09
NASDAQ Listed OTC Companies															
ABBC	Abington Bancorp, Inc. of PA*	9.21	24,450	225.2	12.40	8.44	10.00	-7.90	-0.97	-2.02	0.32	0.33	10.13	10.13	45.29
ALLB	Alliance Bank MHC of PA (43.6)	8.00	6,993	24.6	9.75	6.89	8.00	0.00	-11.11	9.44	0.05	0.13	7.00	7.00	59.15
ASBI	Ameriana Bncp of New Castle IN*	7.00	2,989	20.9	10.00	6.00	7.02	-0.28	-15.25	-17.65	0.67	0.64	11.01	10.73	151.83
ABNJ	American Bncrp of NJ Inc of NJ*	8.95	10,860	97.2	11.75	8.90	9.03	-0.89	-14.44	-11.65	0.04	0.04	8.30	8.30	57.61
ABCW	Anchor BanCorp Wisconsin of WI*	4.63	21,481	99.5	26.27	4.00	6.01	-22.96	-80.89	-80.31	1.25	1.00	16.00	12.38	230.41
ACFC	Atl Cst Fed Cp of GA MHC(35.9)	6.39	13,558	31.3	13.89	4.69	7.04	-9.23	-50.73	-46.21	0.03	0.21	6.41	6.19	71.10
BCSB	BCSB Bancorp, Inc. of MD*	9.05	3,121	28.2	19.36	8.13	9.14	-0.98	-48.78	-24.01	0.04	0.04	16.06	15.28	191.66
BKMU	Bank Mutual Corp of WI*	10.33	48,358	499.5	14.25	9.60	11.22	-7.93	-3.64	-2.27	0.35	0.34	8.52	7.39	73.44
BFIN	BankFinancial Corp. of IL*	11.75	21,913	257.5	16.67	9.80	12.82	-8.35	-26.15	-25.73	0.04	0.40	13.15	11.81	66.48
BKUNA	BankUnited Fin. Corp. of FL*	0.55	35,656	19.6	10.54	0.35	0.72	-23.61	-94.72	-92.03	-5.70	-4.70	15.89	15.09	395.99
BFED	Beacon Federal Bancorp of NY*	8.06	7,396	59.6	11.14	7.50	8.15	-1.10	-27.52	-19.40	0.42	0.51	14.83	14.83	133.54
BNCL	Beneficial Mut MHC of PA(44.3)	11.55	82,264	421.3	14.64	8.73	12.00	-3.75	17.86	18.83	0.12	0.08	7.51	5.85	45.56
BFBC	Benjamin Frkln Bncrp Inc of MA*	11.51	7,711	88.8	14.98	9.49	11.02	4.45	-20.07	-12.34	0.59	0.57	13.84	9.14	126.15
BHLB	Berkshire Hills Bancorp of MA*	23.95	10,493	251.3	32.00	19.50	24.14	-0.79	-15.70	-7.88	1.52	1.87	31.78	14.36	245.25
BOFI	Bofi Holding, Inc. Of CA*	4.55	8,300	37.8	8.19	4.19	4.74	-4.01	-35.28	-36.36	0.47	0.41	8.95	8.95	143.88
BYFC	Broadway Financial Corp. of CA*	5.96	1,755	10.5	10.49	3.50	5.95	0.17	-37.26	-31.42	1.11	1.09	11.68	11.68	222.54
BRKL	Brookline Bancorp, Inc. of MA*	10.13	58,369	591.3	16.00	8.76	11.14	-9.07	-6.03	-0.30	0.25	0.26	8.67	7.83	42.74
BFSB	Brooklyn Fed MHC of NY (30.0)	12.85	13,089	51.1	15.66	6.48	14.00	-8.21	-4.39	-2.80	0.41	0.42	6.59	6.59	34.62
CITZ	CFS Bancorp, Inc of Munster IN*	7.53	10,668	80.3	14.94	7.00	8.02	-6.11	-46.63	-48.74	0.32	0.32	11.70	11.58	103.37
CMSB	CMS Bancorp Inc of W Plains NY*	7.00	1,802	12.6	11.00	6.01	7.49	-6.54	-32.37	-32.37	-0.25	-0.25	12.59	12.59	101.41
CBNJ	Cape Bancorp, Inc. of NJ*	8.10	13,314	107.8	10.15	7.61	8.00	1.25	-19.00	-19.00	0.04	0.05	13.72	9.56	87.05
CFFN	Capitol Fd Fn MHC of KS (29.5)	41.39	74,068	905.2	51.56	27.63	42.33	-2.22	27.35	33.52	0.56	0.56	11.66	11.66	106.55
CARV	Carver Bancorp, Inc. of NY*	6.25	2,479	15.5	16.85	3.06	6.25	0.00	-59.68	-53.91	1.42	1.17	21.96	19.19	318.16
CEBK	Central Bncrp of Somerville MA*	7.78	1,640	12.8	31.50	7.11	9.57	-18.70	-66.17	-61.39	0.99	0.74	23.25	21.89	344.07
CFBK	Central Federal Corp. of OH*	3.34	4,103	13.7	5.26	2.94	3.13	6.71	-38.72	-13.47	0.04	0.12	6.33	6.33	67.91
CHEV	Cheviot Fin Cp MHC of OH(38.8)	6.75	8,892	23.3	12.37	6.72	7.54	-10.48	-42.31	-29.02	0.11	0.11	7.60	7.60	36.74
CBNK	Chicopee Bancorp, Inc. of MA*	12.55	6,787	85.2	13.91	10.70	12.00	4.58	-7.65	-3.09	0.11	0.08	14.52	14.52	75.95
CZWI	Citizens Comm Bncorp Inc of WI*	6.00	6,227	37.4	9.65	5.99	6.25	-4.00	-36.10	-31.58	0.24	0.24	11.23	10.15	73.18
CTZN	Citizens First Bancorp of MI*	3.16	7,922	25.0	19.98	2.75	3.75	-15.73	-83.37	-74.25	-0.65	-0.70	20.23	18.72	261.35
CSBC	Citizens South Bnkg Corp of NC*	6.80	7,517	51.1	12.29	6.75	7.35	-7.48	-42.95	-32.87	0.60	0.59	10.97	6.88	108.00
CSBK	Clifton Svg Bp MHC of NJ(38.5)	10.50	26,894	110.4	13.00	9.10	10.92	-3.85	-1.41	7.14	0.11	0.11	6.25	6.25	34.06
COBK	Colonial Bank MHC of NJ (45.1)	9.50	4,435	19.1	11.75	7.79	9.50	0.00	-16.37	-6.40	0.28	0.33	8.75	8.75	113.26
CFFC	Community Fin. Corp. of VA*	5.75	4,346	25.0	10.95	4.55	5.69	1.05	-41.57	-36.04	0.87	0.87	8.95	8.95	113.89
DNBK	Danvers Bancorp, Inc. of MA*	11.78	17,843	210.2	14.10	9.40	11.80	-0.17	17.80	17.80	-0.12	-0.18	12.85	12.82	84.48
DCOM	Dime Community Bancshars of NY*	14.84	34,179	507.2	23.55	11.45	15.73	-5.66	7.15	16.21	0.74	0.74	8.05	6.41	109.78
ESBF	ESB Financial Corp. of PA*	10.01	12,199	122.1	11.31	7.28	10.07	-0.60	-0.20	0.10	0.72	0.76	10.29	6.72	157.09
ESSA	ESSA Bancorp, Inc. of PA*	12.93	16,788	217.1	14.10	9.56	13.65	-5.27	11.56	14.93	0.42	0.42	12.38	12.38	58.66
ESBK	Elmira Svgs Bank, FSB of NY*	13.69	1,918	26.3	19.90	7.07	12.89	6.21	-26.56	-23.18	0.80	0.49	15.79	8.77	241.88
FFDF	FFD Financial Corp of Dover OH*	11.11	1,070	11.9	17.50	10.62	11.11	0.00	-24.06	-23.38	1.27	1.18	17.00	17.00	168.13
FFCO	FedFirst Fin MHC of PA (43.9)	5.32	6,397	15.1	9.45	5.01	5.59	-4.83	-40.95	-41.02	-0.09	-0.11	6.39	6.22	52.47
FSBI	Fidelity Bancorp, Inc. of PA*	12.00	3,025	36.3	17.74	9.50	12.00	0.00	-21.82	-8.12	1.33	1.37	14.93	14.03	239.29
FABK	First Advantage Bancorp of TN*	10.49	4,781	50.2	12.97	9.60	10.49	0.00	4.90	-1.13	0.19	0.16	16.48	16.48	69.16
FBSI	First Bancshares, Inc. of MO*	15.49	1,551	24.0	18.40	11.57	15.49	0.00	-6.12	-8.72	0.19	0.10	17.71	17.55	160.55
FCAP	First Capital, Inc. of IN*	14.25	2,809	40.0	16.99	12.84	15.27	-6.68	-16.18	-13.64	1.28	1.17	16.49	14.47	160.99

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of October 24, 2008

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)														
PCLP First Clover Leaf Fin Cp of IL*	7.50	8,177	61.3	10.91	7.50	8.10	-7.41	-29.25	-26.11	0.28	0.27	10.36	9.06	53.04
FCPL First Community Bk Corp of FL*	8.00	4,111	32.9	14.00	6.01	8.50	-5.88	-42.61	-27.27	0.50	0.48	9.13	9.03	117.29
FDEF First Defiance Fin. Corp of OH*	10.00	8,117	81.2	24.17	9.30	11.17	-10.47	-56.62	-54.59	1.58	1.39	23.88	15.83	237.55
FFNM First Fed of N. Michigan of MI*	2.80	2,884	8.1	9.17	2.48	3.69	-24.12	-65.85	-61.90	-0.60	-0.61	11.08	10.04	86.03
FFBH First Fed. Bancshares of AR*	8.47	4,848	41.1	17.05	6.67	8.50	-0.35	-50.38	-39.93	0.63	0.71	15.32	15.32	169.24
FFSX First Federal Bankshares of IA*	2.93	3,304	9.7	16.95	1.85	2.81	4.27	-82.36	-79.15	-6.17	-5.96	9.69	9.68	170.98
FFNW First Fin NW, Inc of Renton WA*	7.92	22,853	181.0	11.50	7.76	9.44	-16.10	-30.53	-19.51	-0.04	-0.07	13.74	13.12	52.34
FFCH First Fin. Holdings Inc. of SC*	19.86	11,692	232.2	42.61	15.12	21.25	-6.54	-30.78	-27.57	1.84	1.75	16.10	12.64	250.47
FFHS First Franklin Corp. of OH*	5.81	1,681	9.8	14.00	4.51	6.25	-7.04	-56.74	-41.90	-0.34	-0.43	14.49	14.49	188.96
FKFS First Keystone Fin., Inc of PA*	8.54	2,433	20.8	13.90	7.00	8.54	0.00	-28.83	-9.73	0.32	0.30	13.91	13.91	213.51
FNFG First Niagara Fin. Group of NY*	13.82	109,992	1,520.1	22.39	9.98	14.67	-5.79	1.62	14.78	0.77	0.67	13.06	5.69	82.64
FPTB First PacTrust Bancorp of CA*	9.78	4,310	42.2	24.01	9.25	10.50	-6.86	-57.24	-46.29	0.11	0.15	18.80	18.80	191.34
FPFC First Place Fin. Corp. of OH*	5.14	16,973	87.2	16.91	5.01	7.34	-29.97	-66.43	-63.26	0.64	0.63	18.79	12.48	196.84
FSFG First Savings Fin. Grp. of IN*	8.81	2,542	22.4	10.50	8.57	9.25	-4.76	-11.90	-11.90	-0.09	-0.09	19.55	19.55	92.74
FFIC Flushing Fin. Corp. of NY*	15.10	21,586	325.9	21.50	11.03	17.44	-13.42	-8.98	-5.92	1.10	1.37	11.10	10.23	165.53
FXCB Fox Chase Bncp MHC of PA(43.1)	10.92	14,224	67.4	13.25	9.39	11.44	-4.55	-12.99	-4.21	0.10	0.10	8.51	8.51	59.80
FBTX Franklin Bank Corp of TX*	0.30	25,369	7.6	8.21	0.21	0.37	-18.92	-95.90	-93.04	-1.78	-1.84	12.86	4.91	225.57
GSLA GS Financial Corp. of LA*	14.55	1,286	18.7	19.50	12.00	15.50	-6.13	-19.17	-23.18	0.13	0.28	21.35	21.35	159.90
GCBC Green Co Bcrp MHC of NY (43.9)	11.75	4,101	21.2	14.25	9.50	12.00	-2.08	-5.17	-2.49	0.66	0.66	8.85	8.85	92.68
HFFC HF Financial Corp. of SD*	10.80	3,952	42.7	18.03	9.00	11.81	-8.55	-31.34	-28.71	1.36	1.13	16.58	15.33	270.21
HMNF HMN Financial, Inc. of MN*	9.00	4,168	37.5	27.65	8.01	11.00	-18.18	-67.28	-63.34	1.20	1.06	22.81	22.81	258.20
HBNK Hampden Bancorp, Inc. of MA*	9.80	7,950	77.9	11.30	9.07	9.97	-1.71	-9.59	-1.90	0.21	0.18	13.05	13.05	65.96
HARL Harleysville Svgs Fin Cp of PA*	12.98	3,568	46.3	14.31	10.55	13.75	-5.60	-1.59	3.84	1.02	1.07	12.89	12.89	231.13
HWFG Harrington West Fncl Grp of CA*	3.60	6,131	22.1	15.25	2.40	4.20	-14.29	-76.56	-68.00	-0.37	0.01	6.83	5.84	196.00
HBOS Heritage Fn Gp MHC of GA(26.4)	9.49	10,656	26.7	14.36	8.15	9.50	-0.11	-34.37	-15.64	0.27	0.30	5.95	5.85	45.76
HIFS Hingham Inst. for Sav. of MA*	28.00	2,122	59.4	32.99	25.75	25.75	8.74	-11.81	-5.53	2.43	2.43	26.76	26.76	366.82
HBCP Home Bancorp Inc. Lafayette LA*	10.24	8,927	91.4	11.69	10.00	10.45	-2.01	2.40	2.40	0.41	0.38	14.26	14.26	58.79
HOME Home Federal Bancorp Inc of ID*	10.15	17,348	176.1	13.08	9.65	11.31	-10.26	-18.21	1.10	0.24	0.21	11.73	11.73	42.77
HFBC HopFed Bancorp, Inc. of KY*	11.25	3,584	40.3	14.97	10.00	11.25	0.00	-21.16	-23.68	1.32	1.16	15.76	13.74	230.80
HCBK Hudson City Bancorp, Inc of NJ*	16.03	520,862	8,349.4	25.05	13.28	17.37	-7.71	6.30	6.72	0.67	0.67	9.04	8.73	94.39
IFSB Independence FSB of DC*	2.30	1,552	3.6	10.02	2.30	2.30	0.00	-77.00	-64.62	-1.47	-1.37	6.64	6.64	99.50
ISBC Investors Bcrp MHC of NJ(41.6)	13.12	109,011	589.1	16.15	11.91	14.18	-7.48	-10.93	-7.21	0.16	0.16	7.60	7.60	58.89
JXSB Jcksnville Bcp MHC of IL(47.7)	9.95	1,988	9.4	13.44	9.00	9.05	9.94	-17.08	-18.78	0.55	0.51	11.09	9.72	148.34
JFBI Jefferson Bancshares Inc of TN*	8.57	6,208	53.2	11.72	7.86	8.60	-0.35	-14.30	-15.15	0.22	0.22	11.67	11.67	53.79
KFED K-Fed Bancorp MHC of CA (35.9)	7.91	13,470	39.3	13.99	7.61	8.75	-9.60	-41.23	-21.61	0.29	0.29	6.94	6.63	64.11
KFFB KY Fst Fed Bp MHC of KY (41.6)	9.20	7,994	30.9	10.24	8.80	9.73	-5.45	-8.55	-7.07	0.10	0.10	7.50	5.64	31.54
KRNY Kearny Fin Cp MHC of NJ (27.9)	11.40	70,489	224.7	15.33	9.94	11.60	-1.72	-12.44	-4.28	0.08	0.08	6.77	5.60	29.22
LSBX LSB Corp of No. Andover MA*	10.50	4,461	46.8	17.50	5.40	11.57	-9.25	-32.91	-34.38	0.89	1.01	13.26	13.26	160.00
LSBI LSB Fin. Corp. of Lafayette IN*	16.75	1,553	26.0	24.05	13.40	16.75	0.00	-30.35	-12.76	0.89	0.85	21.93	21.93	226.65
LPSB LaPorte Bancrp MHC of IN(47.3)	6.25	4,783	15.8	8.39	5.05	6.00	4.17	-24.70	-7.41	0.08	0.18	9.69	7.61	76.43
LSBK Lake Shore Bnp MHC of NY(43.1)	8.26	6,368	22.8	10.63	6.34	8.50	-2.82	-16.98	-4.07	0.15	0.33	8.25	8.25	60.86
LEGC Legacy Bancorp, Inc. of MA*	11.04	8,940	98.7	14.54	10.10	12.04	-8.31	-23.86	-16.74	0.15	0.13	14.35	12.95	103.48
LBCP Liberty Bancorp, Inc. of MO*	8.60	3,952	34.0	10.80	4.50	8.65	-0.58	-19.32	-16.10	0.48	0.43	11.02	11.02	86.73
LABC Louisiana Bancorp, Inc. of LA*	11.80	6,346	74.9	13.33	9.85	11.90	-0.84	9.26	12.49	0.50	0.49	14.15	14.15	46.30
MSBF MSB Fin Corp MHC of NJ (45.0)	8.75	5,565	22.1	11.29	8.25	9.25	-5.41	-12.94	-8.38	0.12	0.12	7.88	7.88	54.62
MGYR Magyar Bancorp MHC of NJ(44.7)	9.00	5,772	23.3	11.63	5.50	9.00	0.00	-13.46	-15.49	0.03	0.03	8.51	8.51	88.37
MLVF Malvern Fed Bncp MHC PA(45.0)	9.70	6,153	26.9	11.20	9.01	9.70	0.00	-3.00	-3.00	0.10	0.10	11.35	11.35	98.41
MFLR Mayflower Bancorp, Inc. of MA*	6.22	2,092	13.0	13.20	5.76	6.67	-6.75	-52.15	-48.17	0.50	0.39	9.51	9.49	116.52
EBSB Meridian Fn Serv MHC MA (45.0)	9.20	23,000	95.2	10.40	8.21	9.72	-5.35	-8.00	-8.00	-0.12	-0.13	8.64	8.64	46.92
CASH Meta Financial Group of IA*	10.90	2,599	28.3	42.00	9.30	10.90	0.00	-72.71	-73.52	0.95	0.21	19.01	18.22	300.78
MFSF MutualFirst Fin. Inc. of IN*	8.86	6,995	62.0	17.79	8.42	9.17	-3.38	-47.88	-36.44	1.07	1.01	21.07	17.39	233.15
NASB NASB Fin, Inc. of Grandview MO*	27.52	7,868	216.5	36.06	15.15	29.15	-5.59	-7.31	4.32	1.46	0.38	19.42	19.06	199.69
NECB NE Comm Bncrp MHC of NY (45.0)	7.23	13,225	43.0	12.89	6.73	7.42	-2.56	-41.08	-38.88	0.16	0.16	8.29	8.14	28.80
NHTB NH Thrift Bancshares of NH*	9.22	5,748	53.0	15.25	7.62	9.00	2.44	-36.41	-25.65	0.91	0.87	12.87	7.63	145.74
NVSL Naug Vlly Fin MHC of CT (41.6)	7.72	7,044	23.0	10.70	6.32	6.60	16.97	-26.12	-18.74	0.27	0.25	6.92	6.90	71.70
NFSB Newport Bancorp, Inc. of RI*	11.49	4,422	50.8	13.25	10.01	11.50	-0.09	-7.34	-2.63	0.10	0.10	12.90	12.90	90.57
FFFD North Central Bancshares of IA*	15.00	1,343	20.1	38.40	14.00	16.05	-6.54	-59.50	-53.13	1.32	2.29	30.55	26.87	368.60
NFBK Northfield Bcp MHC of NY(45.0)	11.13	44,803	224.4	13.15	9.22	11.92	-6.63	11.30	2.87	0.29	0.35	8.34	7.96	35.51
NWSB Northwest Bcrp MHC of PA(37.0)	24.50	48,488	439.0	34.34	20.05	28.08	-12.75	-15.87	-7.79	1.08	1.15	12.84	9.12	142.64
OSHC Ocean Shr Hldg MHC of NJ(42.9)	8.25	8,336	29.5	11.59	7.50	9.75	-15.38	-24.52	-16.67	0.42	0.45	7.62	7.62	78.92
OCFC OceanFirst Fin. Corp of NJ*	13.98	12,365	172.9	23.00	12.27	15.99	-12.57	-15.22	-11.57	1.11	1.04	10.06	10.06	151.58
ONFC Oneida Financl MHC of NY(44.6)	9.75	7,785	33.9	12.25	7.00	9.50	2.63	-14.10	1.46	0.40	0.35	7.31	4.05	70.54
ORIT Oritani Fin Cp MHC of NJ(32.0)	16.03	40,187	208.0	20.12	10.78	16.20	-1.05	-0.37	30.33	0.22	0.24	6.94	6.94	35.91
OSBK Osage Bancshares, Inc. of OK*	7.30	3,236	23.6	10.38	7.00	7.40	-1.35	-13.20	-12.47	0.34	0.33	9.68	9.68	42.64
PSBH PSB Hldgs Inc MHC of CT (42.9)	6.25	6,531	17.5	10.05	6.25	6.75	-7.41	-35.23	-30.48	0.47	0.43	7.52	6.33	75.72

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of October 24, 2008

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst-anding (000)	Market Capitalization: Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)														
PVFC PVF Capital Corp. of Solon OH*	3.50	7,774	27.2	15.06	2.56	3.85	-9.09	-76.17	-68.61	0.26	0.23	9.21	9.21	111.90
PBCI Pamrapo Bancorp, Inc. of NJ*	8.75	4,976	43.5	22.29	8.07	9.29	-5.81	-53.03	-56.68	0.79	0.79	11.73	11.73	121.26
PFED Park Bancorp of Chicago IL*	13.57	1,200	16.3	29.46	10.20	13.57	0.00	-54.00	-44.61	-0.56	-0.21	24.18	24.18	188.09
PVSA Parkvale Financial Corp of PA*	14.60	5,483	80.1	30.00	7.55	15.45	-5.50	-48.79	-47.39	2.34	2.68	24.01	18.48	337.72
PBHC Pathfinder BC MHC of NY (36.3)	7.75	2,484	7.0	16.55	6.89	7.25	6.90	-22.89	-24.39	0.57	0.55	8.51	6.97	139.41
PCBI Peoples Community Bcrp. of OH*	1.24	4,845	6.0	16.82	0.80	1.35	-8.15	-92.32	-91.17	-9.83	-9.96	8.04	7.32	158.82
PBCT Peoples United Financial of CT*	16.09	344,600	5,544.6	21.76	13.92	17.68	-8.99	-12.55	-9.61	0.47	0.56	15.12	10.65	59.18
PROV Provident Fin. Holdings of CA*	5.50	6,209	34.1	20.54	5.23	6.03	-8.79	-72.22	-66.59	0.28	0.17	20.07	20.07	262.99
PBNY Provident NY Bncrp, Inc. of NY*	10.65	39,815	424.0	16.38	9.09	12.07	-11.76	-14.39	-17.57	0.56	0.55	10.07	5.82	71.55
PBIP Prudential Bncp MHC PA (37.7)	10.00	11,070	41.8	13.50	8.32	9.99	0.10	-23.14	-19.68	-0.28	0.05	6.37	6.37	43.50
PULB Pulaski Fin Cp of St. Louis MO*	7.80	10,218	79.7	13.24	6.55	8.75	-10.86	-38.87	-22.00	0.91	0.57	8.47	8.04	126.55
RPFG Rainier Pacific Fin Grp of WA*	2.81	6,351	17.8	17.06	2.65	3.90	-27.95	-83.24	-81.03	0.70	0.65	11.88	11.36	136.91
RIVR River Valley Bancorp of IN*	14.34	1,640	23.5	18.10	12.20	14.34	0.00	-15.65	0.28	1.42	1.30	15.57	15.55	215.06
RVSB Riverview Bancorp, Inc. of WA*	5.03	10,924	54.9	14.58	3.90	4.36	15.37	-62.15	-56.45	0.60	0.58	8.43	6.04	80.99
RCKB Rockville Fin MHC of CT (44.1)	11.60	18,715	97.7	17.00	8.80	13.23	-12.32	-20.87	-4.92	0.36	0.39	8.23	8.18	77.88
ROMA Roma Fin Corp MHC of NJ (27.9)	13.81	31,308	120.5	17.85	11.78	14.00	-1.36	-20.31	-11.98	0.19	0.19	6.98	6.96	30.51
ROME Rome Bancorp, Inc. of Rome NY*	10.20	7,142	72.8	11.91	9.50	10.25	-0.49	-11.84	-11.84	0.40	0.40	8.79	8.79	44.70
SIFI SI Fin Gp Inc MHC of CT (38.6)	6.75	11,813	30.9	10.80	6.04	6.65	1.50	-36.20	-31.40	0.13	0.12	6.58	6.22	72.87
SVBI Severn Bancorp, Inc. of MD*	6.24	10,067	62.8	12.00	4.94	6.49	-3.85	-39.36	-35.60	0.84	0.83	9.72	9.69	95.39
SUPR Superior Bancorp of AL(8)*	5.35	10,056	53.8	33.04	4.76	5.40	-0.93	-83.45	-75.09	0.49	0.14	34.68	16.24	302.26
THRD TF Fin. Corp. of Newtown PA*	18.80	2,791	52.5	29.16	17.57	18.10	3.87	-29.48	-23.70	1.74	1.68	24.65	23.03	256.81
TFSL TFS Fin Corp MHC of OH (31.7)	12.53	326,636	1,318.2	13.50	9.39	13.23	-5.29	-1.73	4.94	0.17	0.15	5.99	5.96	31.72
TONE TierOne Corp. of Lincoln NE*	4.25	18,036	76.7	24.94	2.48	4.35	-2.30	-81.93	-80.81	-5.43	-5.43	15.07	14.74	179.32
TSBK Timberland Bancorp, Inc. of WA*	5.55	6,901	38.3	15.68	5.45	5.63	-1.42	-62.30	-54.43	0.70	0.91	10.84	9.87	96.18
TRST TrustCo Bank Corp NY of NY*	10.37	75,867	786.7	13.74	6.81	11.46	-9.51	2.27	4.54	0.49	0.48	3.16	3.16	46.11
UCBA United Comm Bncp MHC IN (41.1)	8.00	7,909	26.0	12.67	5.01	8.14	-1.72	-36.25	-34.96	-0.18	-0.16	6.89	6.89	48.39
UCFC United Community Fin. of OH*	2.62	30,052	78.7	8.74	2.51	3.15	-16.83	-59.38	-52.54	0.08	-0.02	8.96	7.81	91.41
UBNK United Financial Bncrp of MA*	13.08	17,708	231.6	17.10	9.99	13.98	-6.44	11.99	17.84	0.37	0.38	12.80	12.79	68.57
UWBK United Western Bncp, Inc of CO*	9.78	7,222	70.6	22.30	9.78	10.97	-10.85	-54.43	-51.10	1.67	1.54	14.34	14.34	301.01
VPFG ViewPoint Finl MHC of TX(43.8)	16.38	25,129	180.8	20.00	13.75	17.24	-4.99	-7.35	-0.91	0.22	0.11	8.00	7.96	73.99
WSB WSB Holdings, Inc. of Bowie MD*	3.95	7,528	29.7	6.74	3.90	4.37	-9.61	-39.69	-24.76	0.21	0.14	8.07	8.07	59.65
WSFS WSFS Financial Corp. of DE*	45.90	6,180	283.7	65.50	40.04	53.42	-14.08	-26.29	-8.57	4.66	5.08	35.35	35.12	521.28
WVFC WVS Financial Corp. of PA*	16.30	2,168	35.3	17.26	15.80	16.30	0.00	-1.81	-0.79	1.84	1.84	14.71	14.71	302.40
WFSL Washington Federal, Inc. of WA*	15.55	87,916	1,367.1	27.44	13.17	17.19	-9.54	-37.63	-26.34	1.54	1.54	15.56	13.08	134.16
WSBF Waterstone Fin MHC of WI(26.2)	7.50	31,251	61.5	16.99	4.65	8.36	-10.29	-54.57	-41.50	-0.04	-0.11	6.36	6.36	59.15
WAYN Wayne Savings Bancshares of OH*	7.98	3,004	24.0	12.25	7.21	8.36	-4.55	-34.59	-26.59	0.66	0.69	10.82	10.06	133.04
WFD Westfield Fin. Inc. of MA*	9.18	31,383	288.1	11.48	8.43	9.74	-5.75	-8.11	-5.36	0.28	0.29	8.72	8.72	34.08
WFBC Willow Financial Bcp Inc of PA(8)*	7.33	15,671	114.9	13.08	4.00	8.48	-13.56	-32.50	-12.63	-2.44	-2.54	10.05	5.46	101.11

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B
Weekly Thrift Market Line - Part Two
Prices As Of October 24, 2008

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings: ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	Core Earnings: ROA(5) (%)	ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. All Public Companies(no MHCs)																		
All Public Companies(120)	11.23	10.24	0.20	1.90	6.05	0.20	1.82	1.78	112.72	1.15	15.69	72.44	8.50	84.16	16.73	0.35	3.33	38.30
NYSE Traded Companies(11)	9.22	6.53	-0.64	-9.04	4.26	-0.66	-9.83	3.82	93.36	2.15	22.78	55.03	6.30	93.13	23.22	0.32	2.62	69.92
AMEX Traded Companies(2)	6.02	5.80	-0.93	-19.02	8.67	-0.71	-16.30	10.98	24.00	2.07	11.54	49.04	3.97	51.72	7.45	0.70	2.49	57.38
NASDAQ Listed OTC Companies(107)	11.51	10.64	0.29	3.25	6.10	0.29	3.18	1.45	115.85	1.04	15.47	74.38	8.87	84.01	16.51	0.35	3.41	36.99
California Companies(7)	6.70	6.63	-0.64	-6.69	4.98	-0.63	-6.30	5.29	64.01	2.17	11.56	36.77	2.38	38.04	16.31	0.17	2.49	29.82
Florida Companies(5)	5.39	5.05	-1.20	-21.52	6.25	-1.13	-20.21	5.95	36.61	2.26	16.00	28.78	2.06	29.93	16.67	0.03	0.45	0.00
Mid-Atlantic Companies(34)	10.52	9.12	0.50	5.41	6.48	0.51	5.56	0.83	135.95	0.83	16.29	99.86	10.15	122.52	17.31	0.44	3.58	39.86
Mid-West Companies(36)	9.90	9.24	-0.03	1.42	5.44	-0.07	0.71	2.01	77.06	1.18	14.20	57.59	5.96	62.07	15.25	0.33	3.60	37.16
New England Companies(17)	14.86	13.15	0.47	3.60	4.57	0.48	3.57	0.63	147.64	0.99	20.52	86.37	13.56	105.46	21.54	0.36	3.10	47.89
North-West Companies(5)	13.64	12.34	0.64	5.69	11.77	0.66	5.90	1.85	54.06	1.13	7.61	58.42	8.15	68.70	7.30	0.42	6.23	46.85
South-East Companies(10)	14.61	14.02	0.57	5.14	6.54	0.62	5.64	1.15	246.95	1.18	16.61	75.88	10.85	84.33	15.99	0.47	3.35	33.90
South-West Companies(4)	14.39	13.28	-0.01	-5.12	4.33	-0.04	-5.31	2.56	60.83	1.42	23.22	41.04	8.85	42.97	24.53	0.09	1.16	0.00
Western Companies (Excl CA)(2)	16.09	16.09	0.57	6.69	9.72	0.51	6.11	0.61	93.65	0.89	5.86	77.37	13.49	77.37	6.35	0.23	2.31	14.37
Thrift Strategy(113)	11.29	10.32	0.20	1.90	5.83	0.19	1.83	1.77	114.58	1.14	15.66	73.25	8.65	85.09	16.65	0.35	3.33	38.69
Mortgage Banker Strategy(4)	6.95	6.09	-0.20	-2.91	16.04	-0.27	-3.83	2.82	43.16	1.55	11.67	23.91	1.69	27.89	18.49	0.23	4.69	51.71
Real Estate Strategy(1)	8.23	8.23	0.23	2.82	7.43	0.20	2.50	0.00	0.00	0.00	13.46	38.00	3.13	38.00	15.22	0.04	1.14	15.38
Diversified Strategy(2)	16.17	13.11	0.95	8.51	6.54	1.08	9.45	0.68	134.03	1.14	32.04	118.13	18.00	140.89	18.88	0.54	2.39	10.30
Companies Issuing Dividends(91)	11.55	10.40	0.40	4.05	6.91	0.40	3.95	1.41	109.94	1.04	15.38	80.25	9.41	94.76	16.66	0.45	4.30	47.69
Companies Without Dividends(29)	10.13	9.67	-0.51	-5.82	1.68	-0.52	-5.84	3.36	124.44	1.57	18.48	45.40	5.73	47.49	17.48	0.00	0.00	0.00
Equity/Assets <6%(13)	4.89	4.36	-1.05	-9.88	8.06	-1.04	-9.66	3.77	64.69	1.80	9.55	41.69	2.14	45.24	9.23	0.18	1.45	34.33
Equity/Assets 6-12%(70)	8.35	7.64	0.31	3.82	8.48	0.30	3.59	1.93	96.96	1.14	12.68	73.06	6.06	81.67	13.12	0.44	4.19	39.11
Equity/Assets >12%(37)	18.52	16.85	0.39	1.92	1.71	0.41	2.04	0.87	160.24	0.95	25.88	81.31	15.25	101.31	26.96	0.25	2.39	36.50
Converted Last 3 Mths (no MHC)(2)	22.67	22.67	0.30	1.21	1.49	0.27	1.10	0.00	0.00	0.00	24.98	58.44	13.46	58.44	26.95	0.00	0.00	0.00
Actively Traded Companies(8)	8.18	7.68	0.67	7.80	9.66	0.66	7.66	1.23	83.97	0.85	10.51	82.68	6.83	90.74	10.84	0.73	5.90	51.43
Market Value Below $20 Million(17)	8.27	7.88	-0.77	-6.04	3.70	-0.76	-5.92	2.82	77.53	1.43	7.76	39.56	3.66	40.45	12.42	0.23	3.32	43.11
Holding Company Structure(114)	11.29	10.26	0.20	1.96	6.02	0.20	1.90	1.75	114.72	1.17	15.57	72.48	8.62	84.21	16.39	0.35	3.39	38.97
Assets Over $1 Billion(53)	10.81	9.09	0.18	1.12	5.86	0.18	0.94	1.99	95.53	1.26	17.47	81.18	9.31	102.16	18.57	0.37	3.13	43.75
Assets $500 Million-$1 Billion(35)	10.54	9.93	0.11	2.18	8.05	0.11	2.21	1.88	131.93	1.16	12.65	63.83	7.36	69.99	12.71	0.38	3.89	40.31
Assets $250-$500 Million(22)	12.44	12.03	0.50	4.66	6.15	0.48	4.57	1.11	147.70	0.96	16.92	73.32	9.31	78.44	18.68	0.31	3.07	24.06
Assets less than $250 Million(10)	13.13	13.01	-0.06	-1.30	-0.43	-0.05	-1.18	1.70	69.66	0.97	14.22	57.85	7.70	58.20	15.83	0.24	2.98	26.77
Goodwill Companies(75)	10.16	8.54	0.20	2.64	6.65	0.21	2.64	1.59	96.72	1.14	14.76	75.38	7.98	94.52	15.61	0.40	3.75	42.56
Non-Goodwill Companies(43)	12.47	12.47	0.18	0.72	5.32	0.17	0.53	2.13	143.70	1.16	17.12	68.25	9.35	68.25	18.41	0.28	2.81	32.19
Acquirors of FSLIC Cases(4)	8.08	7.62	-1.04	-13.28	9.74	-1.02	-13.07	5.15	38.93	2.13	10.27	50.67	4.71	55.82	10.52	0.26	2.64	39.21

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of October 24, 2008

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Tang.	Reported Earnings			Core Earnings								Price/	Price/	Ind.	Divi-	
	Equity/ Assets (%)	Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Tang. Book (%)	Core Earnings (x)	Div./ Share ($)	dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
All Public Companies(40)	13.99	13.32	0.33	2.55	1.96	0.37	2.79	0.77	121.11	0.75	25.46	136.10	19.51	146.15	25.55	0.27	2.44	19.14
NASDAQ Listed OTC Companies(40)	13.99	13.32	0.33	2.55	1.96	0.37	2.79	0.77	121.11	0.75	25.46	136.10	19.51	146.15	25.55	0.27	2.44	19.14
California Companies(1)	10.83	10.39	0.48	4.21	3.67	0.48	4.21	0.35	109.98	0.43	27.28	113.98	12.34	119.31	27.28	0.44	5.56	0.00
Mid-Atlantic Companies(23)	14.73	14.05	0.38	2.71	2.00	0.44	3.10	0.69	129.57	0.73	25.22	137.28	21.02	150.10	23.96	0.21	1.88	13.28
Mid-West Companies(8)	14.93	13.91	0.22	1.65	1.18	0.21	1.62	1.09	57.73	0.64	18.09	145.49	21.25	154.46	27.12	0.45	2.95	27.27
New England Companies(5)	11.52	11.12	0.29	2.88	2.95	0.27	2.73	0.54	180.64	0.82	24.70	108.94	12.56	113.49	25.05	0.20	2.72	55.56
South-East Companies(2)	11.01	10.77	0.33	2.47	1.66	0.49	4.08	1.50	68.25	1.21	35.15	129.59	14.86	132.73	31.03	0.36	4.92	0.00
South-West Companies(1)	10.81	10.76	0.32	2.68	1.34	0.16	1.34	0.25	156.01	0.69	NM	204.75	22.14	205.78	NM	0.32	1.95	0.00
Thrift Strategy(40)	13.99	13.32	0.33	2.55	1.96	0.37	2.79	0.77	121.11	0.75	25.46	136.10	19.51	146.15	25.55	0.27	2.44	19.14
Companies Issuing Dividends(29)	13.85	13.16	0.39	3.08	2.42	0.43	3.39	0.78	131.83	0.67	23.67	139.25	19.64	150.70	24.22	0.38	3.37	57.41
Companies Without Dividends(11)	14.35	13.74	0.20	1.14	0.74	0.21	1.21	0.73	97.54	0.92	36.15	127.79	19.19	134.14	31.77	0.00	0.00	0.00
Equity/Assets 6-12%(19)	9.71	9.10	0.37	3.77	3.13	0.37	3.83	0.74	138.58	0.79	22.86	131.03	12.97	144.32	23.38	0.40	3.29	38.27
Equity/Assets >12%(21)	17.86	17.13	0.30	1.44	0.91	0.37	1.85	0.79	103.65	0.70	34.96	140.68	25.43	147.89	30.76	0.16	1.68	0.00
Market Value Below $20 Million(2)	6.79	5.83	0.41	5.78	6.44	0.39	5.49	0.71	105.37	0.93	15.84	90.39	6.13	106.78	16.80	0.36	4.15	63.24
Holding Company Structure(37)	13.94	13.23	0.36	2.70	2.07	0.38	2.84	0.82	109.96	0.78	25.32	135.27	19.31	145.99	25.44	0.27	2.39	19.14
Assets Over $1 Billion(12)	15.40	14.58	0.39	2.71	1.39	0.38	2.58	0.66	112.73	0.83	31.10	182.03	27.29	195.86	27.62	0.32	1.29	11.11
Assets $500 Million-$1 Billion(12)	11.91	11.44	0.32	2.62	2.20	0.34	2.84	0.72	172.56	0.69	26.76	121.95	15.70	132.21	27.26	0.22	2.60	11.90
Assets $250-$500 Million(16)	14.49	13.78	0.30	2.37	2.21	0.39	2.91	0.92	67.76	0.72	21.55	112.26	16.54	119.33	23.49	0.28	3.20	42.16
Goodwill Companies(21)	14.20	12.92	0.42	3.25	2.65	0.43	3.32	0.77	124.82	0.81	25.37	130.54	19.22	149.69	26.15	0.28	2.83	30.34
Non-Goodwill Companies(19)	13.76	13.76	0.24	1.77	1.19	0.31	2.21	0.77	116.35	0.67	25.68	142.24	19.83	142.24	24.11	0.27	2.02	7.94
MHC Institutions(40)	13.99	13.32	0.33	2.55	1.96	0.37	2.79	0.77	121.11	0.75	25.46	136.10	19.51	146.15	25.55	0.27	2.44	19.14

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of October 24, 2008

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Tang.	Reported Earnings			Core Earnings								Price/	Price/	Ind.	Divi-	
	Financial Institution	Equity/ Assets (%)	Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Tang. Book (%)	Core Earnings (x)	Div./ Share ($)	dend Yield (%)	Payout Ratio(7) (%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY*	5.66	4.85	0.54	9.64	7.03	0.59	10.58	0.68	55.73	0.51	14.23	135.94	7.69	160.15	12.96	1.04	5.99	NM
BFF	BFC Financial Corp. of FL(8)*	2.29	1.32	-0.10	-4.66	NM	-0.21	-9.32	1.44	102.71	2.33	NM	10.28	0.24	17.96	NM	0.00	0.00	NM
BBX	BankAtlantic Bancorp Inc of FL*	6.27	5.17	-1.28	-18.00	NM	-1.32	-18.64	3.13	52.10	2.33	NM	15.40	0.97	18.88	NM	0.10	1.79	NM
DSL	Downey Financial Corp. of CA*	6.80	6.80	-4.37	-48.36	NM	-4.40	-48.67	15.50	37.41	6.40	NM	4.54	0.31	4.54	NM	0.04	2.86	NM
FED	FirstFed Financial Corp. of CA*	7.68	7.67	-1.01	-11.70	NM	-1.01	-11.72	8.20	44.14	3.96	NM	18.83	1.45	18.84	NM	0.00	0.00	NM
FBC	Flagstar Bancorp, Inc. of MI*	5.16	5.16	-0.36	-7.83	NM	-0.78	-16.85	3.17	33.30	1.31	NM	16.99	0.88	16.99	NM	0.00	0.00	NM
GFG	Guaranty Financial Group of TX*	4.90	3.90	-0.73	-14.15	NM	-0.73	-14.15	2.56	60.83	2.44	NM	14.59	0.72	18.56	NM	0.00	0.00	NM
NYB	New York Community Bcrp of NY*	13.80	6.14	0.32	2.33	2.05	0.60	4.42	0.10	287.02	0.44	NM	109.29	15.08	267.45	25.74	1.00	7.33	NM
NAL	NewAlliance Bancshares of CT*	17.03	10.81	0.53	3.05	2.91	0.56	3.21	0.33	173.19	0.97	34.38	105.53	17.97	178.57	32.74	0.28	2.04	70.00
PFS	Provident Fin. Serv. Inc of NJ*	15.74	8.24	0.62	3.68	5.07	0.57	3.39	0.67	96.52	0.96	19.73	74.12	11.66	154.22	21.43	0.44	3.54	69.84
SOV	Sovereign Bancorp, Inc. of PA(8)*	10.15	5.69	-1.61	-17.36	NM	-1.48	-15.98	0.79	128.86	1.41	NM	18.83	1.91	35.24	NM	0.00	0.00	NM
AMEX Traded Companies																			
FDT	Federal Trust Corp. of FL*	3.49	3.49	-2.57	-45.72	NM	-2.50	-44.50	10.98	24.00	3.20	NM	8.62	0.30	8.62	NM	0.00	0.00	NM
TSH	Teche Hlding Cp of N Iberia LA*	8.55	8.11	0.70	7.68	8.67	1.08	11.89	NA	NA	0.93	11.54	89.45	7.65	94.81	7.45	1.40	4.97	57.38
NASDAQ Listed OTC Companies																			
ABBC	Abington Bancorp, Inc. of PA*	22.37	22.37	0.72	3.16	3.47	0.74	3.26	0.31	73.63	0.36	28.78	90.92	20.34	90.92	27.91	0.20	2.17	62.50
ALLB	Alliance Bank MHC of PA (43.6)	11.83	11.83	0.08	0.70	0.63	0.22	1.83	1.11	63.80	1.08	NM	114.29	13.52	114.29	NM	0.24	3.00	NM
ASBI	Ameriana Bncp of New Castle IN*	7.25	7.08	0.46	6.06	9.57	0.44	5.79	1.66	38.69	0.94	10.45	63.58	4.61	65.24	10.94	0.16	2.29	23.88
ABNJ	American Bncrp of NJ Inc of NJ*	14.41	14.41	0.07	0.45	0.45	0.07	0.45	0.14	332.03	0.63	NM	107.83	15.54	107.83	NM	0.20	2.23	NM
ABCW	Anchor BanCorp Wisconsin of WI*	6.94	5.46	0.56	7.90	27.00	0.45	6.32	2.92	27.86	0.96	3.70	28.94	2.01	37.40	4.63	0.40	8.64	32.00
ACFC	Atl Cst Fed Cp of GA MHC(35.9)	9.02	8.73	0.04	0.46	0.47	0.30	3.19	2.13	39.80	1.11	NM	99.69	8.99	103.23	30.43	0.44	6.89	NM
BCSB	BCSB Bancorp, Inc. of MD*	8.38	8.01	0.02	0.33	0.44	0.02	0.33	0.28	159.04	0.66	NM	56.35	4.72	59.23	NM	0.00	0.00	0.00
BKMU	Bank Mutual Corp of WI*	11.60	10.22	0.48	3.85	3.39	0.47	3.74	0.57	55.75	0.61	29.51	121.24	14.07	139.78	30.38	0.36	3.48	NM
BFIN	BankFinancial Corp. of IL*	19.78	18.13	0.06	0.30	0.34	0.59	2.96	0.87	85.62	0.88	NM	89.35	17.67	99.49	29.38	0.28	2.38	NM
BKUNA	BankUnited Fin. Corp. of FL*	4.01	3.82	-1.40	-27.95	NM	-1.16	-23.05	7.79	28.16	2.50	NM	3.46	0.14	3.64	NM	0.00	0.00	NM
BFED	Beacon Federal Bancorp of NY*	11.11	11.11	0.36	3.65	5.21	0.44	4.43	0.20	417.48	1.08	19.19	54.35	6.04	54.35	15.80	0.16	1.99	38.10
BNCL	Beneficial Mut MHC of PA(44.3)	16.48	13.33	0.29	1.80	1.04	0.19	1.20	0.62	97.45	1.01	NM	153.79	25.35	197.44	NM	0.00	0.00	0.00
BFBC	Benjamin Frkln Bncrp Inc of MA*	10.97	7.53	0.49	4.23	5.13	0.47	4.08	1.02	65.51	0.96	19.51	83.16	9.12	125.93	20.19	0.32	2.78	54.24
BHLB	Berkshire Hills Bancorp of MA*	12.96	6.30	0.64	4.99	6.35	0.79	6.14	NA	NA	1.14	15.76	75.36	9.77	166.78	12.81	0.64	2.67	42.11
BOFI	Bofi Holding, Inc. Of CA*	6.22	6.22	0.37	5.48	10.33	0.32	4.78	NA	NA	0.43	9.68	50.84	3.16	50.84	11.10	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA*	5.25	5.25	0.55	9.99	18.62	0.54	9.81	0.38	159.05	0.70	5.37	51.03	2.68	51.03	5.47	0.20	3.36	18.02
BRKL	Brookline Bancorp, Inc. of MA*	20.29	18.69	0.60	2.79	2.47	0.63	2.91	0.35	293.60	1.30	NM	116.84	23.70	129.37	38.96	0.34	3.36	NM
BFSB	Brooklyn Fed MHC of NY (30.0)	19.04	19.04	1.30	6.25	3.19	1.33	6.40	NA	NA	0.56	31.34	194.99	37.12	194.99	30.60	0.40	3.11	NM
CITZ	CFS Bancorp, Inc of Munster IN*	11.32	11.21	0.29	2.65	4.25	0.29	2.65	3.24	29.11	1.43	23.53	64.36	7.28	65.03	23.53	0.48	6.37	NM
CMSB	CMS Bancorp Inc of W Plains NY*	12.41	12.41	-0.26	-1.90	-3.57	-0.26	-1.90	NA	NA	0.23	NM	55.60	6.90	55.60	NM	0.00	0.00	NM
CBNJ	Cape Bancorp, Inc. of NJ*	15.76	11.53	0.06	0.41	0.49	0.07	0.52	NA	NA	1.08	NM	59.04	9.30	84.73	NM	0.00	0.00	0.00
CFFN	Capitol Fd Fn MHC of KS (29.5)	10.94	10.94	0.53	4.79	1.35	0.53	4.79	0.20	36.94	0.11	NM	354.97	38.85	354.97	NM	2.00	4.83	NM
CARV	Carver Bancorp, Inc. of NY*	6.90	6.08	0.45	6.57	22.72	0.37	5.41	NA	NA	0.76	4.40	28.46	1.96	32.57	5.34	0.40	6.40	28.17
CEBK	Central Bncrp of Somerville MA*	6.76	6.39	0.29	4.22	12.72	0.22	3.15	1.79	37.71	0.80	7.86	33.46	2.26	35.54	10.51	0.72	9.25	72.73
CFBK	Central Federal Corp. of OH*	9.32	9.32	0.06	0.61	1.20	0.18	1.82	0.75	140.67	1.25	NM	52.76	4.92	52.76	27.83	0.20	5.99	NM
CHEV	Cheviot Fin Cp MHC of OH(38.8)	20.69	20.69	0.31	1.43	1.63	0.31	1.43	0.68	22.59	0.19	NM	88.82	18.37	88.82	NM	0.36	5.33	NM
CBNK	Chicopee Bancorp, Inc. of MA*	19.12	19.12	0.16	0.72	0.88	0.11	0.52	0.36	181.10	0.81	NM	86.43	16.52	86.43	NM	0.00	0.00	0.00
CZWI	Citizens Comm Bncorp Inc of WI*	15.35	14.08	0.37	1.98	4.00	0.37	1.98	0.61	40.32	0.32	25.00	53.43	8.20	59.11	25.00	0.20	3.33	NM
CTZN	Citizens First Bancorp of MI*	7.74	7.20	-0.27	-3.02	-20.57	-0.29	-3.26	3.89	25.10	1.33	NM	15.62	1.21	16.88	NM	0.00	0.00	NM
CSBC	Citizens South Bnkg Corp of NC*	10.16	6.62	0.58	5.37	8.82	0.57	5.28	0.56	149.66	1.12	11.33	61.99	6.30	98.84	11.53	0.34	5.00	56.67
CSBK	Clifton Svg Bp MHC of NJ(38.5)	18.35	18.35	0.35	1.71	1.05	0.35	1.71	0.03	533.33	0.33	NM	168.00	30.83	168.00	NM	0.20	1.90	NM
COBK	Colonial Bank MHC of NJ (45.1)	7.73	7.73	0.27	3.23	2.95	0.32	3.81	0.21	127.08	0.49	33.93	108.57	8.39	108.57	28.79	0.00	0.00	0.00
CFFC	Community Fin. Corp. of VA*	7.86	7.86	0.77	9.75	15.13	0.77	9.75	0.23	289.43	0.73	6.61	64.25	5.05	64.25	6.61	0.00	0.00	0.00
DNBK	Danvers Bancorp, Inc. of MA*	15.21	15.18	-0.14	-0.93	-1.02	-0.21	-1.39	0.71	96.02	1.03	NM	91.67	13.94	91.89	NM	0.08	0.68	NM
DCOM	Dime Community Bancshare of NY*	7.33	5.93	0.72	9.28	4.99	0.72	9.28	0.18	224.55	0.49	20.05	184.35	13.52	231.51	20.05	0.56	3.77	NM
ESBF	ESB Financial Corp. of PA*	6.55	4.38	0.46	6.88	7.19	0.49	7.26	0.17	174.12	0.84	13.90	97.28	6.37	148.96	13.17	0.40	4.00	55.56
ESSA	ESSA Bancorp, Inc. of PA*	21.10	21.10	0.75	3.41	3.25	0.75	3.41	NA	NA	0.65	30.79	104.44	22.04	104.44	30.79	0.16	1.24	38.10
ESBK	Elmira Svgs Bank, FSB of NY*	6.53	3.73	0.35	5.36	5.84	0.22	3.28	NA	NA	0.80	17.11	86.70	5.66	156.10	27.94	0.80	5.84	NM
FFDF	FFD Financial Corp of Dover OH*	10.11	10.11	0.78	7.49	11.43	0.72	6.96	0.54	150.56	0.94	8.75	65.35	6.61	65.35	9.42	0.68	6.12	53.54
FFCO	FedFirst Fin MHC of PA (43.9)	12.18	11.89	-0.19	-1.32	-1.69	-0.23	-1.62	0.51	87.78	0.73	NM	83.26	10.14	85.53	NM	0.00	0.00	NM
FSBI	Fidelity Bancorp, Inc. of PA*	6.24	5.89	0.55	8.68	11.08	0.57	8.94	NA	NA	0.73	9.02	80.38	5.01	85.53	8.76	0.56	4.67	42.11
FABK	First Advantage Bancorp of TN*	23.83	23.83	0.33	1.34	1.81	0.28	1.12	0.24	234.85	1.18	NM	63.65	15.17	63.65	NM	0.20	1.91	NM
FBSI	First Bancshares, Inc. of MO*	11.03	10.94	0.12	1.09	1.23	0.06	0.58	1.56	59.17	1.35	NM	87.46	9.65	88.26	NM	0.00	0.00	0.00
FCAP	First Capital, Inc. of IN*	10.24	9.10	0.80	7.88	8.98	0.73	7.20	1.51	35.87	0.74	11.13	86.42	8.85	98.48	12.18	0.72	5.05	56.25
FCLF	First Clover Leaf Fin Cp of IL*	19.53	17.51	0.57	2.59	3.73	0.55	2.50	0.89	57.77	0.69	26.79	72.39	14.14	82.78	27.78	0.24	3.20	NM

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of October 24, 2008

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Tang.	Reported Earnings			Core Earnings								Price/	Price/	Ind.	Divi-	
	Financial Institution	Equity/ Assets (%)	Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (x)	Price/ Book (%)	Price/ Assets (%)	Tang. Book (%)	Core Earnings (x)	Div./ Share ($)	dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																			
FCFL	First Community Bk Corp of FL*	7.78	7.71	0.46	5.59	6.25	0.44	5.36	1.91	42.18	1.00	16.00	87.62	6.82	88.59	16.67	0.00	0.00	0.00
FDEF	First Defiance Fin. Corp of OH*	10.05	6.90	0.75	7.25	15.80	0.66	6.38	1.08	98.53	1.29	6.33	41.88	4.21	63.17	7.19	1.04	10.40	65.82
FFNM	First Fed of N. Michigan of MI*	12.88	11.81	-0.68	-5.25	-21.43	-0.69	-5.34	3.57	32.35	1.45	NM	25.27	3.25	27.89	NM	0.20	7.14	NM
FFBH	First Fed. Bancshares of AR*	9.05	9.05	0.38	4.12	7.44	0.42	4.64	5.49	11.57	0.91	13.44	55.29	5.00	55.29	11.93	0.64	7.56	NM
FFSX	First Federal Bankshares of IA*	5.67	5.66	-3.33	-34.64	NM	-3.21	-33.46	NA	NA	1.42	NM	30.24	1.71	30.27	NM	0.00	0.00	NM
FFNW	First Fin NW, Inc of Renton WA*	26.25	25.37	-0.08	-0.35	-0.51	-0.14	-0.61	2.65	26.52	0.87	NM	57.64	15.13	60.37	NM	0.34	4.29	NM
FFCH	First Fin. Holdings Inc. of SC*	6.43	5.12	0.77	11.47	9.26	0.73	10.91	0.76	95.20	0.92	10.79	123.35	7.93	157.12	11.35	1.02	5.14	55.43
FFHS	First Franklin Corp. of OH*	7.67	7.67	-0.18	-2.25	-5.85	-0.23	-2.85	NA	NA	0.91	NM	40.10	3.07	40.10	NM	0.18	3.10	NM
FKFS	First Keystone Fin., Inc of PA*	6.51	6.51	0.15	2.24	3.75	0.14	2.10	0.27	238.08	1.17	26.69	61.39	4.00	61.39	28.47	0.00	0.00	0.00
FNFG	First Niagara Fin. Group of NY*	15.80	7.56	1.02	6.21	5.57	0.89	5.40	0.39	209.81	1.17	17.95	105.82	16.72	242.88	20.63	0.56	4.05	72.73
FPTB	First PacTrust Bancorp of CA*	9.83	9.83	0.06	0.57	1.12	0.08	0.78	4.34	31.84	1.45	NM	52.02	5.11	52.02	NM	0.74	7.57	NM
FPFC	First Place Fin. Corp. of OH*	9.55	6.55	0.33	3.41	12.45	0.33	3.35	2.23	37.92	1.04	8.03	27.35	2.61	41.19	8.16	0.34	6.61	53.13
FSFG	First Savings Fin. Grp. of IN*	21.08	21.08	-0.10	-0.46	-1.02	-0.10	-0.46	NA	NA	NA	NM	45.06	9.50	45.06	NM	0.00	0.00	NM
FFIC	Flushing Fin. Corp. of NY*	6.71	6.21	0.71	10.22	7.28	0.89	12.73	0.22	88.16	0.24	13.73	136.04	9.12	147.61	11.02	0.52	3.44	47.27
FXCB	Fox Chase Bncp MHC of PA(43.1)	14.23	14.23	0.18	1.15	0.92	0.18	1.15	0.17	257.53	0.71	NM	128.32	18.26	128.32	NM	0.00	0.00	0.00
FBTX	Franklin Bank Corp of TX*	5.70	2.26	-0.82	-12.53	NM	-0.85	-12.95	NA	NA	NA	NM	2.33	0.13	6.11	NM	0.00	0.00	NM
GSLA	GS Financial Corp. of LA*	13.35	13.35	0.09	0.61	0.89	0.19	1.30	1.60	98.42	2.28	NM	68.15	9.10	68.15	NM	0.40	2.75	NM
GCBC	Green Co Bcrp MHC of NY (43.9)	9.55	9.55	0.76	7.47	5.62	0.76	7.47	NA	NA	0.79	17.80	132.77	12.68	132.77	17.80	0.68	5.79	NM
HFFC	HF Financial Corp. of SD*	6.14	5.70	0.53	8.47	12.59	0.44	7.04	0.34	158.30	0.75	7.94	65.14	4.00	70.45	9.56	0.45	4.17	33.09
HMNF	HMN Financial, Inc. of MN*	8.83	8.83	0.45	5.16	13.33	0.40	4.56	4.51	30.76	1.63	7.50	39.46	3.49	39.46	8.49	0.00	0.00	0.00
HBNK	Hampden Bancorp, Inc. of MA*	19.78	19.78	0.32	1.62	2.14	0.27	1.39	0.88	NA	NA	NM	75.10	14.86	75.10	NM	0.12	1.22	57.14
HARL	Harleysville Svgs Fin Cp of PA*	5.58	5.58	0.46	7.75	7.86	0.49	8.13	NA	NA	0.43	12.73	100.70	5.62	100.70	12.13	0.72	5.55	70.59
HWFG	Harrington West Fncl Grp of CA*	3.48	2.99	-0.15	-4.17	-10.28	0.01	0.11	0.92	62.10	0.85	NM	52.71	1.84	61.64	NM	0.00	0.00	NM
HBOS	Heritage Fn Gp MHC of GA(26.4)	13.00	12.81	0.61	4.48	2.85	0.68	4.98	0.87	96.70	1.31	35.15	159.50	20.74	162.22	31.63	0.28	2.95	NM
HIFS	Hingham Inst. for Sav. of MA*	7.30	7.30	0.69	9.38	8.68	0.69	9.38	NA	NA	0.64	11.52	104.63	7.63	104.63	11.52	0.84	3.00	34.57
HBCP	Home Bancorp Inc. Lafayette LA*	24.26	24.26	0.70	2.88	4.00	0.65	2.66	NA	NA	NA	24.98	71.81	17.42	71.81	26.95	0.00	0.00	0.00
HOME	Home Federal Bancorp Inc of ID*	27.43	27.43	0.56	2.49	2.36	0.49	2.18	0.56	91.17	0.80	NM	86.53	23.73	86.53	NM	0.22	2.17	NM
HFBC	HopFed Bancorp, Inc. of KY*	6.83	6.01	0.59	8.55	11.73	0.52	7.51	0.12	505.73	0.85	8.52	71.38	4.87	81.88	9.70	0.48	4.27	36.36
HCBK	Hudson City Bancorp, Inc of NJ*	9.58	9.28	0.78	7.49	4.18	0.78	7.49	0.25	31.40	0.14	23.93	177.32	16.98	183.62	23.93	0.52	3.24	NM
IFSB	Independence FSB of DC*	6.67	6.67	-1.48	-20.91	NM	-1.38	-19.49	2.69	18.02	0.62	NM	34.64	2.31	34.64	NM	0.00	0.00	NM
ISBC	Investors Bcrp MHC of NJ(41.6)	12.91	12.91	0.29	2.11	1.22	0.29	2.11	0.30	70.03	0.29	NM	172.63	22.28	172.63	NM	0.00	0.00	0.00
JXSB	Jcksnville Bcp MHC of IL(47.7)	7.48	6.61	0.38	4.93	5.53	0.35	4.57	0.39	154.93	1.00	18.09	89.72	6.71	102.37	19.51	0.30	3.02	54.55
JFBI	Jefferson Bancshares Inc of TN*	21.70	21.70	0.41	1.86	2.57	0.41	1.86	0.23	239.06	0.65	38.95	73.44	15.93	73.44	38.95	0.24	2.80	NM
KFED	K-Fed Bancorp MHC of CA (35.9)	10.83	10.39	0.48	4.21	3.67	0.48	4.21	0.35	109.98	0.43	27.28	113.98	12.34	119.31	27.28	0.44	5.56	NM
KFFB	KY Fst Fed Bp MHC of KY (41.6)	23.78	19.01	0.31	1.33	1.09	0.31	1.33	NA	NA	NA	NM	122.67	29.17	163.12	NM	0.40	4.35	NM
KRNY	Kearny Fin Cp MHC of NJ (27.9)	23.17	19.96	0.28	1.20	0.70	0.28	1.20	NA	NA	0.59	NM	168.39	39.01	203.57	NM	0.20	1.75	NM
LSBX	LSB Corp of No. Andover MA*	8.29	8.29	0.62	6.66	8.48	0.70	7.55	0.30	243.97	1.28	11.80	79.19	6.56	79.19	10.40	0.60	5.71	67.42
LSBI	LSB Fin. Corp. of Lafayette IN*	9.68	9.68	0.40	4.03	5.31	0.38	3.85	3.08	32.04	1.12	18.82	76.38	7.39	76.38	19.71	1.00	5.97	NM
LPSB	LaPorte Bancrp MHC of IN(47.3)	12.68	10.23	0.12	0.99	1.28	0.27	2.22	1.01	48.20	0.81	NM	64.50	8.18	82.13	34.72	0.00	0.00	0.00
LSBK	Lake Shore Bnp MHC of NY(43.1)	13.56	13.56	0.26	1.80	1.82	0.58	3.96	0.57	58.18	0.56	NM	100.12	13.57	100.12	25.03	0.20	2.42	NM
LEGC	Legacy Bancorp, Inc. of MA*	13.87	12.69	0.15	1.00	1.36	0.13	0.86	0.70	90.08	0.85	NM	76.93	10.67	85.25	NM	0.20	1.81	NM
LBCP	Liberty Bancorp, Inc. of MO*	12.71	12.71	0.56	4.04	5.58	0.51	3.62	1.80	49.67	1.20	17.92	78.04	9.92	78.04	20.00	0.10	1.16	20.83
LABC	Louisiana Bancorp, Inc. of LA*	30.56	30.56	1.15	4.08	4.24	1.12	4.00	0.08	857.39	1.87	23.60	83.39	25.49	83.39	24.08	0.00	0.00	0.00
MSBF	MSB Fin Corp MHC of NJ (45.0)	14.43	14.43	0.23	1.53	1.37	0.23	1.53	NA	NA	NA	NM	111.04	16.02	111.04	NM	0.12	1.37	NM
MGYR	Magyar Bancorp MHC of NJ(44.7)	9.63	9.63	0.04	0.36	0.33	0.04	0.36	2.13	40.32	1.08	NM	105.76	10.18	105.76	NM	0.00	0.00	0.00
MLVF	Malvern Fed Bncp MHC PA(45.0)	11.53	11.33	0.10	1.07	1.03	0.10	1.07	1.12	70.35	0.87	NM	85.46	9.86	85.46	NM	0.16	1.65	NM
MFLR	Mayflower Bancorp, Inc. of MA*	8.16	8.15	0.43	5.30	8.04	0.34	4.13	0.52	109.73	1.07	12.44	65.40	5.34	65.54	15.95	0.40	6.43	NM
EBSB	Meridian Fn Serv MHC MA (45.0)	18.41	18.41	-0.27	-1.75	-1.30	-0.29	-1.89	0.70	78.64	0.96	NM	106.48	19.61	106.48	NM	0.00	0.00	NM
CASH	Meta Financial Group of IA*	6.32	6.07	0.33	5.01	8.72	0.07	1.11	0.36	168.14	1.10	11.47	57.34	3.62	59.82	NM	0.52	4.77	54.74
MFSF	MutualFirst Fin. Inc. of IN*	9.04	7.58	0.46	5.04	12.08	0.43	4.76	1.51	58.27	1.07	8.28	42.05	3.80	50.95	8.77	0.64	7.22	59.81
NASB	NASB Fin, Inc. of Grandview MO*	9.73	9.56	0.75	7.64	5.31	0.19	1.99	1.09	61.90	0.76	18.85	141.71	13.78	144.39	NM	0.90	3.27	61.64
NECB	NE Comm Bncrp MHC of NY (45.0)	28.78	28.41	0.61	1.94	2.21	0.61	1.94	0.89	46.05	0.48	NM	87.21	25.10	88.82	NM	0.12	1.66	NM
NHTB	NH Thrift Bancshares of NH*	8.83	5.43	0.65	7.60	9.87	0.62	7.26	0.76	81.53	0.81	10.13	71.64	6.33	120.84	10.60	0.52	5.64	57.14
NVSL	Naug Vlly Fin MHC of CT (41.6)	9.65	9.63	0.41	3.81	3.50	0.38	3.53	0.35	137.93	0.62	28.59	111.56	10.77	111.88	30.88	0.24	3.11	NM
NFSB	Newport Bancorp, Inc. of RI*	14.24	14.24	0.12	0.75	0.87	0.12	0.75	NA	NA	0.83	NM	89.07	12.69	89.07	NM	0.00	0.00	0.00
FFFD	North Central Bancshares of IA*	8.29	7.36	0.35	4.29	8.80	0.60	7.44	0.70	99.63	0.81	11.36	49.10	4.07	55.82	6.55	0.04	0.27	3.03
NFBK	Northfield Bcp MHC of NY(45.0)	23.49	22.66	0.83	3.46	2.61	1.01	4.17	0.66	70.83	1.44	38.38	133.45	31.34	139.82	31.80	0.00	0.00	0.00
NWSB	Northwest Bcrp MHC of PA(37.0)	9.00	6.56	0.77	8.61	4.41	0.82	9.16	1.12	55.91	0.86	22.69	190.81	17.18	268.64	21.30	0.88	3.59	NM
OSHC	Ocean Shr Hldg MHC of NJ(42.9)	9.66	9.66	0.56	5.56	5.09	0.60	5.96	0.25	129.08	0.43	19.64	108.27	10.45	108.27	18.33	0.20	2.42	47.62
OCFC	OceanFirst Fin. Corp of NJ*	6.64	6.64	0.71	11.08	7.94	0.67	10.38	0.83	70.04	0.66	12.59	138.97	9.22	138.97	13.44	0.80	5.72	72.07
ONFC	Oneida Financl MHC of NY(44.6)	10.36	6.02	0.59	5.33	4.10	0.52	4.67	0.09	533.33	0.86	24.38	133.38	13.82	240.74	27.86	0.48	4.92	NM
ORIT	Oritani Fin Cp MHC of NJ(32.0)	19.33	19.33	0.67	3.17	1.37	0.73	3.46	0.96	97.52	1.33	NM	230.98	44.64	230.98	NM	0.00	0.00	0.00
OSBK	Osage Bancshares, Inc. of OK*	22.70	22.70	0.80	3.30	4.66	0.78	3.21	NA	NA	0.40	21.47	75.41	17.12	75.41	22.12	0.34	4.66	NM
PSBH	PSB Hldgs Inc MHC of CT (42.9)	9.93	8.49	0.63	6.10	7.52	0.57	5.58	NA	NA	0.72	13.30	83.11	8.25	98.74	14.53	0.40	6.40	NM
PVFC	PVF Capital Corp. of Solon OH*	8.23	8.23	0.23	2.82	7.43	0.20	2.50	NA	NA	NA	13.46	38.00	3.13	38.00	15.22	0.04	1.14	15.38
PBCI	Pamrapo Bancorp, Inc. of NJ*	9.67	9.67	0.62	6.71	9.03	0.62	6.71	2.10	26.69	0.78	11.08	74.60	7.22	74.60	11.08	0.92	10.51	NM

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of October 24, 2008

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Tang.	Reported Earnings			Core Earnings								Price/	Price/	Ind.	Divi-	
	Financial Institution	Equity/ Assets (%)	Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Tang. Book (%)	Core Earnings (x)	Div./ Share ($)	dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																			
PFED	Park Bancorp of Chicago IL*	12.86	12.86	-0.30	-2.23	-4.13	-0.11	-0.83	1.41	19.35	0.43	NM	56.12	7.21	56.12	NM	0.36	2.65	NM
PVSA	Parkvale Financial Corp of PA*	7.11	5.56	0.70	9.88	16.03	0.80	11.32	0.85	96.46	1.25	6.24	60.81	4.32	79.00	5.45	0.88	6.03	37.61
PBHC	Pathfinder BC MHC of NY (36.3)	6.10	5.06	0.44	6.64	7.35	0.42	6.40	1.03	55.81	0.85	13.60	91.07	5.56	111.19	14.09	0.41	5.29	71.93
PCBI	Peoples Community Bcrp. of OH*	5.06	4.63	-5.35	NM	NM	-5.42	NM	6.78	62.94	5.45	NM	15.42	0.78	16.94	NM	0.00	0.00	NM
PBCT	Peoples United Financial of CT*	25.55	19.47	0.98	3.39	2.92	1.17	4.03	0.42	175.58	1.06	34.23	106.42	27.19	151.08	28.73	0.60	3.73	NM
PROV	Provident Fin. Holdings of CA*	7.63	7.63	0.11	1.37	5.09	0.06	0.83	2.40	49.51	1.37	19.64	27.40	2.09	27.40	32.35	0.20	3.64	71.43
PBNY	Provident NY Bncrp, Inc. of NY*	14.07	8.65	0.79	5.53	5.26	0.78	5.43	0.50	153.00	1.30	19.02	105.76	14.88	182.99	19.36	0.24	2.25	42.86
PBIP	Prudential Bncp MHC PA (31.7)	14.64	14.64	-0.65	-3.98	-2.80	0.12	0.71	0.37	43.53	0.33	NM	156.99	22.99	156.99	NM	0.20	2.00	NM
PULB	Pulaski Fin Cp of St. Louis MO*	6.69	6.37	0.76	11.15	11.67	0.48	6.99	1.62	56.93	1.04	8.57	92.09	6.16	97.01	13.68	0.38	4.07	41.76
RPFG	Rainier Pacific Fin Grp of WA*	8.68	8.33	0.50	5.22	24.91	0.47	4.85	1.65	57.75	1.25	4.01	23.65	2.05	24.74	4.32	0.28	9.96	40.00
RIVR	River Valley Bancorp of IN*	7.24	7.23	0.67	9.19	9.90	0.61	8.41	NA	NA	0.79	10.10	92.10	6.67	92.22	11.03	0.84	5.86	59.15
RVSB	Riverview Bancorp, Inc. of WA*	10.41	7.68	0.77	6.98	11.93	0.74	6.75	2.67	55.55	1.69	8.38	59.67	6.21	83.28	8.67	0.18	3.58	30.00
RCKB	Rockville Fin MHC of CT (44.1)	10.57	10.51	0.50	4.32	3.10	0.54	4.68	0.17	438.00	0.91	32.22	140.95	14.89	141.81	29.74	0.20	1.72	55.56
ROMA	Roma Fin Corp MHC of NJ (27.9)	22.88	22.83	0.65	2.67	1.38	0.65	2.67	0.85	23.99	0.41	NM	197.85	45.26	198.42	NM	0.32	2.32	NM
ROME	Rome Bancorp, Inc. of Rome NY*	19.66	19.66	0.92	4.26	3.92	0.92	4.26	0.60	98.21	0.66	25.50	116.04	22.82	116.04	25.50	0.34	3.33	NM
SIFI	SI Fin Gp Inc MHC of CT (38.6)	9.03	8.58	0.19	1.90	1.93	0.18	1.75	0.93	67.98	0.88	NM	102.58	9.26	108.52	NM	0.16	2.37	NM
SVBI	Severn Bancorp, Inc. of MD*	10.19	10.16	0.89	8.90	13.46	0.88	8.79	3.03	33.23	1.09	7.43	64.20	6.54	64.40	7.52	0.24	3.85	28.57
SUPR	Superior Bancorp of AL(8)*	11.47	5.72	0.17	1.47	9.16	0.05	0.42	1.71	52.51	1.25	10.92	15.43	1.77	32.94	38.21	0.00	0.00	0.00
THRD	TF Fin. Corp. of Newtown PA*	9.60	9.02	0.70	7.15	9.26	0.68	6.91	0.37	106.39	0.52	10.80	76.27	7.32	81.63	11.19	0.80	4.26	45.98
TFSL	TFS Fin Corp MHC of OH (31.7)	18.88	18.81	0.54	2.80	1.36	0.47	2.47	1.57	25.99	0.47	NM	209.18	39.50	210.23	NM	0.20	1.60	NM
TONE	TierOne Corp. of Lincoln NE*	8.40	8.24	-2.85	-29.98	NM	-2.85	-29.98	5.07	39.55	2.31	NM	28.20	2.37	28.83	NM	0.16	3.76	NM
TSBK	Timberland Bancorp, Inc. of WA*	11.27	10.37	0.75	6.48	12.61	0.97	8.42	1.55	68.90	1.26	7.93	51.20	5.77	56.23	6.10	0.44	7.93	62.86
TRST	TrustCo Bank Corp NY of NY*	6.85	6.85	1.09	15.65	4.73	1.07	15.34	0.63	157.54	1.73	21.16	328.16	22.49	328.16	21.60	0.44	4.24	NM
UCBA	United Comm Bncp MHC IN (41.1)	14.24	14.24	-0.37	-2.43	-2.25	-0.33	-2.16	2.69	NA	NA	NM	116.11	16.53	116.11	NM	0.36	4.50	NM
UCFC	United Community Fin. of OH*	9.80	8.65	0.09	0.88	3.05	-0.02	-0.22	4.35	24.16	1.28	32.75	29.24	2.87	33.55	NM	0.00	0.00	0.00
UBNK	United Financial Bncrp of MA*	18.67	18.66	0.59	3.41	2.83	0.61	3.50	0.39	171.29	0.95	35.35	102.19	19.08	102.27	34.42	0.28	2.14	NM
UWBK	United Western Bncp, Inc of CO*	4.76	4.76	0.57	10.89	17.08	0.53	10.04	0.65	96.12	0.98	5.86	68.20	3.25	68.20	6.35	0.24	2.45	14.37
VPFG	ViewPoint Finl MHC of TX(43.8)	10.81	10.76	0.32	2.68	1.34	0.16	1.34	0.25	156.01	0.69	NM	204.75	22.14	205.78	NM	0.32	1.95	NM
WSB	WSB Holdings, Inc. of Bowie MD*	13.53	13.53	0.36	2.54	5.32	0.24	1.69	3.50	23.09	1.55	18.81	48.95	6.62	48.95	28.21	0.16	4.05	NM
WSFS	WSFS Financial Corp. of DE*	6.78	6.74	0.91	13.63	10.15	0.99	14.86	0.95	92.47	1.22	9.85	129.84	8.81	130.69	9.04	0.48	1.05	10.30
WVFC	WVS Financial Corp. of PA*	7.27	7.27	0.94	12.73	11.29	0.94	12.73	NA	NA	1.66	8.86	110.81	8.05	110.81	8.86	0.64	3.93	34.78
WFSL	Washington Federal, Inc. of WA*	11.60	9.93	1.24	10.10	9.90	1.24	10.10	0.74	61.59	0.57	10.10	99.94	11.59	118.88	10.10	0.84	5.40	54.55
WSBF	Waterstone Fin MHC of WI(26.2)	10.75	10.75	-0.07	-0.61	-0.53	-0.20	-1.68	NA	NA	1.28	NM	117.92	12.68	117.92	NM	0.00	0.00	NM
WAYN	Wayne Savings Bancshares of OH*	8.13	7.60	0.50	5.87	8.27	0.52	6.13	0.63	72.97	0.75	12.09	73.75	6.00	79.32	11.57	0.48	6.02	72.73
WFD	Westfield Fin. Inc. of MA*	25.59	25.59	0.83	3.08	3.05	0.86	3.19	0.29	200.03	1.39	32.79	105.28	26.94	105.28	31.66	0.20	2.18	71.43
WFBC	Willow Financial Bcp Inc of PA(8)*	9.94	5.66	-2.44	-20.35	NM	-2.34	-21.18	0.65	127.65	1.13	NM	72.94	7.25	134.25	NM	0.46	6.28	NM

EXHIBIT IV-2

Historical Stock Price Indices

Exhibit IV-2
Historical Stock Price Indices(1)

Year/Qtr. Ended		DJIA	S&P 500	NASDAQ Composite	SNL Thrift Index	SNL Bank Index
2000:	Quarter 1	10921.9	1498.6	4,572.8	545.6	421.24
	Quarter 2	10447.9	1454.6	3,966.1	567.8	387.37
	Quarter 3	10650.9	1436.5	3,672.8	718.3	464.64
	Quarter 4	10786.9	1320.3	2,470.5	874.3	479.44
2001:	Quarter 1	9878.8	1160.3	1,840.3	885.2	459.24
	Quarter 2	10502.4	1224.4	2,160.5	964.5	493.70
	Quarter 3	8847.6	1040.9	1,498.8	953.9	436.60
	Quarter 4	10021.5	1148.1	1,950.4	918.2	473.67
2002:	Quarter 1	10403.9	1147.4	1,845.4	1006.7	498.30
	Quarter 2	9243.3	989.8	1,463.2	1121.4	468.91
	Quarter 3	7591.9	815.3	1,172.1	984.3	396.80
	Quarter 4	8341.6	879.8	1,335.5	1073.2	419.10
2003:	Quarter 1	7992.1	848.2	1,341.2	1096.2	401.00
	Quarter 2	8985.4	974.5	1,622.8	1266.6	476.07
	Quarter 3	9275.1	996.0	1,786.9	1330.9	490.90
	Quarter 4	10453.9	1112.0	2,003.4	1482.3	548.60
2004:	Quarter 1	10357.7	1126.2	1,994.2	1585.3	562.20
	Quarter 2	10435.5	1140.8	2,047.8	1437.8	546.62
	Quarter 3	10080.3	1114.6	1,896.8	1495.1	556.00
	Quarter 4	10783.0	1211.9	2,175.4	1605.6	595.10
2005:	Quarter 1	10503.8	1180.6	1,999.2	1516.6	551.00
	Quarter 2	10275.0	1191.3	2,057.0	1577.1	563.27
	Quarter 3	10568.7	1228.8	2,151.7	1527.2	546.30
	Quarter 4	10717.5	1248.3	2,205.3	1616.4	582.80
2006:	Quarter 1	11109.3	1294.8	2,339.8	1661.1	595.50
	Quarter 2	11150.2	1270.2	2,172.1	1717.9	601.14
	Quarter 3	11679.1	1335.9	2,258.4	1727.1	634.00
	Quarter 4	12463.2	1418.3	2,415.3	1829.3	658.60
2007:	Quarter 1	12354.4	1420.9	2,421.6	1703.6	634.40
	Quarter 2	13408.6	1503.4	2,603.2	1645.9	622.63
	Quarter 3	13895.6	1526.8	2,701.5	1523.3	595.80
	Quarter 4	13264.8	1468.4	2,652.3	1058.0	492.85
2008:	Quarter 1	12262.9	1322.7	2,279.1	1001.5	442.5
	Quarter 2	11350.0	1280.0	2,293.0	822.6	332.2
	Quarter 3	10850.7	1166.4	2,082.3	760.1	414.8
As of Oct. 24, 2008		8379.0	876.8	1,552.0	648.5	310.2

(1) End of period data.
Sources: SNL Securities and Wall Street Journal.

EXHIBIT IV-3

Historical Thrift Stock Indices

EXHIBIT IV-3
1st Security Bancorp, Inc.
Historical Thrift Stock Indices

	Index Values				Price Appreciation (%)		
	09/30/08	08/29/08	12/31/07	09/30/07	1 Month	YTD	LTM
All Pub. Traded Thrifts	760.1	869.9	1,058.0	1,523.3	-12.63	-28.16	-50.10
MHC Index	3,624.2	3,601.3	3,293.7	3,602.6	0.64	10.04	0.60
Stock Exchange Indexes							
AMEX Thrifts	330.4	371.3	453.6	615.6	-11.02	-27.18	-46.33
NYSE Thrifts	155.3	266.5	463.1	874.0	-41.74	-66.47	-82.23
OTC Thrifts	2,033.9	1,988.9	1,928.2	2,112.0	2.26	5.48	-3.70
Geographic Indexes							
Mid-Atlantic Thrifts	3,135.8	3,457.7	3,290.2	3,748.9	-9.31	-4.69	-16.35
Midwestern Thrifts	2,856.0	2,856.0	2,978.8	3,383.6	0.00	-4.12	-15.59
New England Thrifts	1,996.3	1,857.0	1,793.2	1,880.3	7.50	11.32	6.17
Southeastern Thrifts	549.5	417.1	709.3	1,100.5	31.76	-22.52	-50.06
Southwestern Thrifts	629.3	633.5	1,039.3	1,266.7	-0.66	-39.45	-50.32
Western Thrifts	63.9	204.6	577.4	1,297.0	-68.75	-88.93	-95.07
Asset Size Indexes							
Less than $250M	947.4	971.4	1,107.8	1,215.2	-2.47	-14.48	-22.04
$250M to $500M	2,650.1	2,758.6	2,945.1	3,189.5	-3.93	-10.02	-16.91
$500M to $1B	1,394.3	1,453.2	1,656.1	1,908.6	-4.05	-15.81	-26.95
$1B to $5B	2,018.8	1,942.8	2,049.0	2,322.2	3.91	-1.48	-13.07
Over $5B	380.3	460.8	583.0	901.1	-17.46	-34.77	-57.79
Pink Indexes							
Pink Thrifts	206.4	243.4	458.0	510.6	-15.19	-54.93	-59.57
Less than $75M	541.4	555.3	553.6	593.7	-2.50	-2.21	-8.82
Over $75M	208.1	246.8	474.3	529.3	-15.70	-56.13	-60.69
Comparative Indexes							
Dow Jones Industrials	10,850.7	11,544.0	13,264.8	13,895.6	-6.01	-18.20	-21.91
S&P 500	1,166.4	1,282.8	1,468.4	1,526.7	-9.08	-20.57	-23.60

All SNL indexes are market-value weighted; i.e., an institution's effect on an index is proportionate to that institution's market capitalization. All SNL thrift indexes, except for the SNL MHC Index, began at 100 on March 30, 1984. The SNL MHC Index began at 201.082 on Dec. 31, 1992, the level of the SNL Thrift Index on that date. On March 30, 1984, the S&P 500 closed at 159.2 and the Dow Jones Industrials stood at 1,164.9.

Mid-Atlantic: DE, DC, MD, NJ, NY, PA, PR; Midwest: IA, IL, IN, KS, KY, MI, MN, MO, ND, NE, OH, SD, WI;
New England: CT, MA, ME, NH, RI, VT; Southeast: AL, AR, FL, GA, MS, NC, SC, TN, VA, WV;
Southwest: CO, LA, NM, OK, TX, UT; West: AZ, AK, CA, HI, ID, MT, NV, OR, WA, WY

EXHIBIT IV-4

Market Area Acquisition Activity

Exhibit IV-4
Washington State Thrift Acquisitions 2000-Present

						Target Financials at Announcement						Deal Terms and Pricing at Announcement						
Announce Date	Complete Date	Buyer Short Name		Target Name		Total Assets ($000)	E/A (%)	ROAA (%)	ROAE (%)	NPAs/ Assets (%)	Rsrvs/ NPLs (%)	Deal Value ($M)	Value/ Share ($)	P/B (%)	P/TB (%)	P/E (x)	P/A (%)	Prem/ Cdeps (%)
07/02/2007	02/01/2008	Washington Federal Inc.	WA	First Mutual Bancshares, Inc.	WA	1,056,847	6.85	1.02	15.25	0.19	493.34	189.8	27.050	250.00	250.00	17.01	17.96	21.09
06/04/2006	11/30/2006	Sterling Financial Corp.	WA	FirstBank NW Corp.	WA	846,003	9.35	1.03	11.16	0.14	689.66	169.6	27.159	207.76	272.68	19.26	20.04	23.25
02/12/2006	07/05/2006	Sterling Financial Corp.	WA	Lynnwood Financial Group	WA	435,651	10.22	2.69	26.47	0.00	NA	63.8	NA	143.35	143.35	7.41	14.65	12.51
06/24/2004	10/15/2004	KeyCorp	OH	EverTrust Financial Group, Inc.	WA	770,072	11.76	0.96	7.63	0.56	227.69	195.0	25.602	194.69	194.69	26.95	25.32	23.09
05/19/2003	08/31/2003	Washington Federal Inc.	WA	United Savings & Loan Bank	WA	311,446	13.43	1.10	8.36	0.50	131.91	65.0	1,595.090	155.39	155.39	19.36	20.87	10.98
				Averages:		684,004	10.32	1.36	13.77	0.28	385.65	136.6		190.24	203.22	18.00	19.77	18.18
				Medians:		770,072	10.22	1.03	11.16	0.19	360.52	169.6		194.69	194.69	19.26	20.04	21.09

Source: SNL Financial, LC.

EXHIBIT IV-5

1st Security Bank of Washington
Director and Senior Management Summary Resumes

EXHIBIT IV-5

1st Security Bank of Washington
Director and Senior Management Summary Resumes

Director Summary Resumes

Ted A. Leech, Chairman of the Board, is retired from Univar Corporation. From January 2003 to February 2005, Mr. Leech was Vice President of Business Development where he conducted feasibility studies and investigated potential investments in China, Hong Kong, Singapore, Australia, Malaysia, Indonesia and Brazil. Prior to that Mr. Leech was Senior Vice President of Administration for Univar USA where he was responsible for accounting, payables/receivables, information systems, treasury, legal, human resources and internal audit.

Robert E. D'Amicol, Vice Chairman of the Board, is a consultant for State National Insurance Company. He worked for State National's predecessor GMI Insurance from 1997 to 2000. Mr. D'Amicol has worked for the Washington Credit Union League, Westop Credit Union, and the Navy Yards Metal Trades Credit Union.

Joseph C. Adams is a director and has been the Chief Executive Officer of 1st Security Bank of Washington since July 2004. He joined 1st Security Bank of Washington in April 2003 as its Chief Financial Officer. Mr. Adams served as Supervisory Committee Chairperson from 1993 to 1999 when the bank was Washington's Credit Union. Mr. Adams is a lawyer having worked for Deloitte & Touche as a tax consultant, K&L Gates as a lawyer and then at Univar USA as a lawyer and Director, Regulatory Affairs. Mr. Adams received a Masters Degree equivalent from the Pacific Coast Banking School.

Judith A. Cochrane, since May 2006, has been the Vice President, Public Finance for Seattle-Northwest Securities Corporation. Prior to that, Ms. Cochrane was Vice President/Manager, Municipal Trading and Underwriting for BancAmerica Securities, LLC., where she was employed for 23 years.

Kay L. Cummings was employed for 18 years as Chief Financial Officer and Chief Operating Officer for Washington's Credit Union, predecessor in interest to 1st Security Bank of Washington. Prior to that time, Ms. Cummings worked for various savings and loan institutions.

Michael J. Mansfield joined the Board of Directors in September 2008. Mr. Mansfield spent 16 years with Deloitte & Touche before joining Moss Adams in 1995 where he was a partner for more than 10 years. During his time with Moss Adams, Mr. Mansfield served as the lead of the Business Owner Succession Services Practice in the Seattle office and he served as a member of the firm's Tax Committee. He provided taxation, business and financial accounting services to a variety of clients in the financial services, construction, manufacturing and distribution, and service industries. In January 2008, Mr. Mansfield left Moss Adams to start Family Fortunes, LLC., a consulting company aimed at assisting individuals and business owners develop and execute strategic plans, with the goals of enhancing value proposition and creating a legacy vision for families. In addition, Mr. Mansfield is a minority owner/part-time CFO for Pacific Pile & Marine, L.P., a construction company.

Margaret R. Piesik was a senior manager for Microsoft Corporation in its PowerPoint Presentation Division. Ms. Piesik worked at Microsoft for 11 years until retiring in 1998. She served on the board of directors of the Providence Hospital Foundation from 2001 to 2003 and since 2004 has served as the President of Swedish Medical Center Service League.

EXHIBIT IV-5

1st Security Bank of Washington
Director and Senior Management Summary Resumes

Michele L. Rozinek has been a real estate broker of commercial and residential rental property in the Seattle area for the past 13 years. Ms. Rozinek was former Chief Executive Officer of Tapco Credit Union, QFC Employee Credit Union and Sound Credit Union.

Joel S. Summer is the Publisher of the *Curry County Reporter*, a weekly newspaper in the Southern Oregon Coast. Mr. Summer served as inside general counsel to 1st Security Bank of Washington from May 2006 to June 30, 2008. Prior to joining 1st Security Bank of Washington he was a partner at the law firms of Miller Nash and K&L Gates and was Vice President, General Counsel and Corporate Secretary of Univar USA.

Executive Officers of Who Are Not Directors Summary Resumes

T. Bradford (Brad) Canfield, age 50, joined 1st Security Bank of Washington as Chief Financial Officer in May 2008 after a 20 year career at Boeing Employee's Credit Union, or BECU. While as Vice President Finance/Administration and Chief Financial Officer at BECU, Mr. Canfield was accountable for all internal and external financial reporting, and the entire spectrum of regulatory filing requirements. He chaired the internal Asset Liability Committee, which included management of a $1 billion investment portfolio. As Vice President of Administration he had oversight responsibilities for Vendor Management, Facilities Management, Business Continuity, Payment Systems, and the Compliance and Legal functions. He holds a B.B.A. from Gonzaga University and is a Certified Public Accountant.

Steven Haynes, age 59, joined 1st Security Bank of Washington as Chief Lending Officer in November 2005, after a 23 year career at US Bank or USB. His responsibilities currently include commercial, consumer and real estate lending. Mr. Haynes held several senior lending positions at USB in commercial lending- middle-market, national and international and credit review. He left as a Senior Vice President - Commercial Lending. Prior to USB, Mr. Haynes held international and middle-market lending positions at Rainier Bank and Bank of America. He has been involved in downtown associations and arts related boards in Seattle and Bellevue. He currently is a member of the Woodland Park Zoo Board where he is chair of the Audit Committee and member of the Executive and Finance Committees.

Drew B. Ness, age 43, joined 1st Security Bank of Washington as Chief Operating Officer in September 2008. Mr. Ness has 18 years of diverse banking experience, including retail branch sales and service, branch network management, and national customer service training experience. He served as Vice President and Manager of the Corporate Deposit Operations Department for Washington Federal Savings, Seattle Washington from February 2008 until August 2008, following its acquisition of First Mutual Bank. Mr. Ness served as Vice-President and Administrative/Operations Manager of the Retail Banking Group at First Mutual Bank, Bellevue, Washington from June 2004 through February 2008, and as Bank Account Executive and Premier Banking Client Manager at Bank of America, Newport Beach, California from June 2002 through June 2004.

EXHIBIT IV-6

1st Security Bank of Washington
Pro Forma Regulatory Capital Ratios

EXHIBIT IV-6

1st Security Bank of Washington
Pro Forma Regulatory Capital Ratios

	At September 30, 2008		Pro Forma at September 30, 2008: 1,955,000 shares Sold at $10.00 per Share (Minimum of Range)		2,300,000 Shares Sold at $10.00 per Share (Midpoint of Range)		2,645,000 Shares Sold at $10.00 per Share (Maximum of Range)		3,041,750 Shares Sold at $10.00 per Share (Maximum of Range, as Adjusted)	
	Amount	Percent of Assets(1)	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets
	(Dollars in Thousands)									
Equity capital under generally accepted accounting principles ("GAAP")	$ 31,301	13.36%	$ 38,912	16.08%	$ 40,342	16.58%	$ 41,772	17.07%	$ 43,416	17.62%
Tier I leverage	$ 31,240	13.28%	$ 38,851	16.00%	$ 40,281	16.49%	$ 41,711	16.97%	$ 43,355	17.53%
Requirement	9,411	4.00	9,715	4.00	9,772	4.00	9,830	4.00	9,895	4.00
Excess	$ 21,829	9.28%	$ 29,136	12.00%	$ 30,509	12.49%	$ 31,881	12.97%	$ 33,460	13.53%
Tier I risk based	$ 31,240	13.05%	$ 38,851	16.13%	$ 40,281	16.70%	$ 41,711	17.28%	$ 43,355	17.93%
Requirement	9,574	4.00	9,634	4.00	9,646	4.00	9,657	4.00	9,671	4.00
Excess	$ 21,666	9.05%	$ 29,217	12.13%	$ 30,635	12.70%	$ 32,054	13.28%	$ 33,684	13.93%
Total risk based	$ 31,301	13.08%	$ 38,912	16.16%	$ 40,342	16.73%	$ 40,772	17.30%	$ 43,416	17.96%
Risk based requirement	19,147	8.00	19,269	8.00	19,292	8.00	19,315	8.00	19,341	8.00
Excess	$ 12,154	5.08%	$ 19,643	8.16%	$ 21,050	8.73%	$ 22,457	9.30%	$ 24,075	9.96%
Reconciliation of capital infused into 1st Security Bank of Washington:										
Net proceeds infused			$ 9,175		$ 10,881		$ 12,587		$ 14,548	
Common stock acquired by employee stock ownership plan			(1,564)		(1,840)		(2,116)		(2,433)	
Pro forma increase in GAAP and regulatory capital			$ 7,611		$ 9,041		$ 10,471		$ 12,115	

(1) Adjusted total or adjusted risk-weighted assets, as appropriate.

EXHIBIT IV-7

1st Security Bank of Washington
Pro Forma Analysis Sheet

EXHIBIT IV-7
PRO FORMA ANALYSIS SHEET
1st Security Bancorp, Inc., Mountlake Terrace, WA
Prices as of October 24, 2008

Valuation Pricing Multiples		Symbol	Subject at Midpoint	Peer Group Mean	Peer Group Median	Washington Companies Mean	Washington Companies Median	All Public Thrifts Mean	All Public Thrifts Median
Price-earnings multiple	=	P/E	NM x	8.69x	7.93x	7.61x	8.16x	15.69x	12.52x
Price-core earnings multiple	=	P/CE	NM x	8.21x	6.35x	7.30x	7.39x	16.73x	12.96x
Price-book ratio	=	P/B	45.72%	57.80%	54.83%	58.42%	57.64%	72.44%	68.18%
Price-tangible book ratio	=	P/TB	45.72%	61.80%	58.30%	68.70%	60.37%	84.16%	74.85%
Price-assets ratio	=	P/A	9.08%	6.38%	5.44%	8.15%	6.21%	8.58%	6.61%

Valuation Parameters				% of Offering	% of Offering + Foundation
Pre-Conversion Earnings (Y)	($4,149,745)	(Yr End 9/08)	ESOP Stock as % of Offering (E)	8.00%	8.00%
Pre-Conversion Core Earnings	($1,097,000)	(Yr End 9/08)	Cost of ESOP Borrowings (S)	0.00%	
Pre-Conversion Book Value (B)	$31,304,482	(9/08)	ESOP Amortization (T)	10.00	years
Intangibles	$0	(9/08)	RRP Stock as % of Offering (M)	4.00%	4.00%
Pre-Conv. Tang. Book Value (B)	$31,304,482	(9/08)	Stock Programs Vesting (N)	5.00	years
Pre-Conversion Assets (A)	$234,305,611	(9/08)	Fixed Expenses	$1,000,000	
Reinvest. Rate: (1 Yr T-Bill)	1.780%		*Variable Expenses (Midpoint)*	$239,280	1.20%
Tax rate (TAX)	34.00%		Percent Sold (PCT)	100.00%	
A-T Reinvestment Rate(R)	1.175%		MHC Assets	$0	
Est. Conversion Expenses (1)(X)	5.39%		Options as % of Offering (O1)	10.00%	10.00%
Insider Purchases	$1,220,000		Estimated Option Value (O2)	48.10%	
Price/Share	$10.00		Option Vesting Period (O3)	5.00	years
Foundation Cash Contrib. (FC)	$0		% of Options taxable (O4)	25.00%	
Found. Stk Contrib (% of Total Shrs (F	0.00%		Payoff of FHLB Advances (PA)	$0	@Minimum
Foundation Tax Benefit (Z)	$0		Payoff of FHLB Advances (PA)	$0	*@Mid, Max, Smax*
Foundation Amount (Mdpt.)	$0		Weighted Average Rate of Adv.	0.00%	

Calculation of Pro Forma Value After Conversion

1. $V = \frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-FC-FS)*R - (1-TAX)*E/T - (1-TAX)*M/N)-(1-(TAX*O4))*(O1*O2)/O3)}$ V= NM

1. $V = \frac{P/E * (Y)}{1 - P/Core E * PCT * ((1-X-E-M-FC-FS)*R - (1-TAX)*E/T - (1-TAX)*M/N)-(1-(TAX*O4))*(O1*O2)/O3)}$ V= NM

2. $V = \frac{P/B * (B+Z)}{1 - P/B * PCT * (1-X-E-M-FC-FS)}$ V= $23,000,000

2. $V = \frac{P/TB * (TB+Z)}{1 - P/TB * PCT * (1-X-E-M-FC-FS)}$ V= $23,000,000

3. $V = \frac{P/A * (A+Z+PA)}{1 - P/A * PCT * (1-X-E-M-FC-FS)}$ V= $23,000,000

Valuation Conclusion	Shares Issued to MHC	Shares Sold to Public	Foundation Shares	Total Shares Issued	Price Per Share	Market Value of Stock Sold in Offering	Market Value of Stock Issued in Offering
Supermaximum	0	3,041,750	0	3,041,750	$10.00	$30,417,500	$30,417,500
Maximum	0	2,645,000	0	2,645,000	10.00	26,450,000	$26,450,000
Midpoint	0	2,300,000	0	2,300,000	10.00	23,000,000	$23,000,000
Minimum	0	1,955,000	0	1,955,000	10.00	19,550,000	$19,550,000

Valuation Conclusion	Shares Issued to MHC	Shares Sold to Public	Foundation Shares	Total Shares Issued
Supermaximum	0.000%	100.000%	0.000%	100.000%
Maximum	0.000%	100.000%	0.000%	100.000%
Midpoint	0.000%	100.000%	0.000%	100.000%
Minimum	0.000%	100.000%	0.000%	100.000%

(1) Estimated offering expenses at midpoint of the offering.

EXHIBIT IV-8

1st Security Bank of Washington
Pro Forma Effect of Conversion Proceeds

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
1st Security Bancorp, Inc., Mountlake Terrace, WA
At the Minimum of the Range

1.	**Market Value of Shares Sold In Offering:**	**$19,550,000**
	Market Value of Shares Issued to Foundation:	**0**
	Total Market Value of Company:	**$19,550,000**
2.	Offering Proceeds of Shares Sold In Offering	$19,550,000
	Less: Estimated Offering Expenses	1,201,192
	Net Conversion Proceeds	$18,348,808
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$18,348,808
	Less: Cash Contribution to Foundation	0
	Less: Payoff of FHLB Advances	0
	Less: Non-Cash ESOP/MRP Stock Purchases (1)	(2,346,000)
	Net Conversion Proceeds Reinvested	$16,002,808
	Estimated After-Tax Reinvestment Rate	1.17%
	Earnings from Reinvestment of Proceeds	$188,001
	Plus: Reduction in FHLB Advanve Interest Expense(2)	0
	Less: Estimated cost of ESOP borrowings(3)	0
	Less: Amortization of ESOP borrowings(3)	(103,224)
	Less: Stock Programs Vesting (4)	(103,224)
	Less: Option Plan Vesting (5)	(172,085)
	Net Earnings Increase	($190,532)

4.	Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
	12 Months ended Sept. 30, 2008 (reported)	($4,149,745)	($190,532)	($4,340,277)
	12 Months ended Sept. 30, 2008 (core)	($1,097,000)	($190,532)	($1,287,532)

5.	Pro Forma Net Worth	Before Conversion	Net Capital Proceeds	Tax Benefit of Foundation	After Conversion
	September 30, 2008	$31,304,482	$16,002,808	$0	$47,307,290
	September 30, 2008 (Tangible)	$31,304,482	$16,002,808	$0	$47,307,290

6.	Pro Forma Assets	Before Conversion	Net Cash Proceeds	Paydown of FHLB Adv.	Tax Benefit of Foundation	After Conversion
	September 30, 2008	$234,305,611	$16,002,808	$0	$0	$250,308,419

(1) Includes ESOP purchases equal to 8.0% of the offering, and stock program purchases equal to 4.00% of the offering.
(2) Reduction in interest expense is tax effected at 34%.
(3) ESOP stock amortized over 10 years, and amortization expense is tax effected at 34%.
(4) Stock programs amortized over 5 years, and amortization expense is tax effected at 34%.
(5) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
1st Security Bancorp, Inc., Mountlake Terrace, WA
At the Midpoint of the Range

1.	**Market Value of Shares Sold In Offering:**	**$23,000,000**
	Market Value of Shares Issued to Foundation:	**0**
	Total Market Value of Company:	**$23,000,000**
2.	Offering Proceeds of Shares Sold In Offering	$23,000,000
	Less: Estimated Offering Expenses	1,239,280
	Net Conversion Proceeds	$21,760,720
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$21,760,720
	Less: Cash Contribution to MHC	0
	Less: Payoff of FHLB Advances	0
	Less: Non-Cash ESOP/MRP Stock Purchases (1)	(2,760,000)
	Net Conversion Proceeds Reinvested	$19,000,720
	Estimated After-Tax Reinvestment Rate	1.17%
	Earnings from Reinvestment of Proceeds	$223,220
	Plus: Reduction in FHLB Advanve Interest Expense(2)	0
	Less: Estimated cost of ESOP borrowings(3)	0
	Less: Amortization of ESOP borrowings(3)	(121,440)
	Less: Stock Programs Vesting (4)	(121,440)
	Less: Option Plan Vesting (5)	(202,453)
	Net Earnings Increase	($222,112)

4.	Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
	12 Months ended Sept. 30, 2008 (reported)	($4,149,745)	($222,112)	($4,371,857)
	12 Months ended Sept. 30, 2008 (core)	($1,097,000)	($222,112)	($1,319,112)

5.	Pro Forma Net Worth	Before Conversion	Net Capital Proceeds	Tax Benefit of Foundation	After Conversion
	September 30, 2008	$31,304,482	$19,000,720	$0	$50,305,202
	September 30, 2008 (Tangible)	$31,304,482	$19,000,720	$0	$50,305,202

6.	Pro Forma Assets	*Before* Conversion	*Net Cash* Proceeds	*Paydown of* FHLB Adv.	Tax Benefit of Foundation	After Conversion
	September 30, 2008	$234,305,611	$19,000,720	$0	$0	$253,306,331

(1) Includes ESOP purchases equal to 8.0% of the offering, and stock program purchases equal to 4.00% of the offering.
(2) Reduction in interest expense is tax effected at 34%.
(3) ESOP stock amortized over 10 years, and amortization expense is tax effected at 34%.
(4) Stock programs amortized over 5 years, and amortization expense is tax effected at 34%.
(5) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
1st Security Bancorp, Inc., Mountlake Terrace, WA
At the Maximum of the Range

1.	**Market Value of Shares Sold In Offering:**	**$26,450,000**
	Market Value of Shares Issued to Foundation:	**0**
	Total Market Value of Company:	**$26,450,000**
2.	Offering Proceeds of Shares Sold In Offering	$26,450,000
	Less: Estimated Offering Expenses	1,277,368
	Net Conversion Proceeds	$25,172,632
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$25,172,632
	Less: Cash Contribution to MHC	0
	Less: Payoff of FHLB Advances	0
	Less: Non-Cash ESOP/MRP Stock Purchases (1)	(3,174,000)
	Net Conversion Proceeds Reinvested	$21,998,632
	Estimated After-Tax Reinvestment Rate	1.17%
	Earnings from Reinvestment of Proceeds	$258,440
	Plus: Reduction in FHLB Advanve Interest Expense(2)	0
	Less: Estimated cost of ESOP borrowings(3)	0
	Less: Amortization of ESOP borrowings(3)	(139,656)
	Less: Stock Programs Vesting (4)	(139,656)
	Less: Option Plan Vesting (5)	(232,821)
	Net Earnings Increase	($253,693)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended Sept. 30, 2008 (reported)	($4,149,745)	($253,693)	($4,403,438)
12 Months ended Sept. 30, 2008 (core)	($1,097,000)	($253,693)	($1,350,693)

5. Pro Forma Net Worth	Before Conversion	Net Capital Proceeds	Tax Benefit of Foundation	After Conversion
September 30, 2008	$31,304,482	$21,998,632	$0	$53,303,114
September 30, 2008 (Tangible)	$31,304,482	$21,998,632	$0	$53,303,114

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Paydown of FHLB Adv.	Tax Benefit of Foundation	After Conversion
September 30, 2008	$234,305,611	$21,998,632	$0	$0	$256,304,243

(1) Includes ESOP purchases equal to 8.0% of the offering, and stock program purchases equal to 4.00% of the offering.
(2) Reduction in interest expense is tax effected at 34%.
(3) ESOP stock amortized over 10 years, and amortization expense is tax effected at 34%.
(4) Stock programs amortized over 5 years, and amortization expense is tax effected at 34%.
(5) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
1st Security Bancorp, Inc., Mountlake Terrace, WA
At the Supermaximum Value

1.	**Market Value of Shares Sold In Offering:**	**$30,417,500**
	Market Value of Shares Issued to Foundation:	**0**
	Total Market Value of Company:	**$30,417,500**
2.	Offering Proceeds of Shares Sold In Offering	$30,417,500
	Less: Estimated Offering Expenses	1,321,169
	Net Conversion Proceeds	$29,096,331
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$29,096,331
	Less: Cash Contribution to MHC	0
	Less: Payoff of FHLB Advances	0
	Less: Non-Cash ESOP/MRP Stock Purchases (1)	(3,650,100)
	Net Conversion Proceeds Reinvested	$25,446,231
	Estimated After-Tax Reinvestment Rate	1.17%
	Earnings from Reinvestment of Proceeds	$298,942
	Plus: Reduction in FHLB Advanve Interest Expense(2)	0
	Less: Estimated cost of ESOP borrowings(3)	0
	Less: Amortization of ESOP borrowings(3)	(160,604)
	Less: Stock Programs Vesting (4)	(160,604)
	Less: Option Plan Vesting (5)	(267,744)
	Net Earnings Increase	($290,010)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended Sept. 30, 2008 (reported)	($4,149,745)	($290,010)	($4,439,755)
12 Months ended Sept. 30, 2008 (core)	($1,097,000)	($290,010)	($1,387,010)

5. Pro Forma Net Worth	Before Conversion	Net Capital Proceeds	Tax Benefit of Foundation	After Conversion
September 30, 2008	$31,304,482	$25,446,231	$0	$56,750,713
September 30, 2008 (Tangible)	$31,304,482	$25,446,231	$0	$56,750,713

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Paydown of FHLB Adv.	Tax Benefit of Foundation	After Conversion
September 30, 2008	$234,305,611	$25,446,231	$0	$0	$259,751,842

(1) Includes ESOP purchases equal to 8.0% of the offering, and stock program purchases equal to 4.00% of the offering.
(2) *Reduction in interest expense is tax effected at 34%.*
(3) ESOP stock amortized over 10 years, and amortization expense is tax effected at 34%.
(4) Stock programs amortized over 5 years, and amortization expense is tax effected at 34%.
(5) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

EXHIBIT IV-9

Peer Group Core Earnings Analysis

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Core Earnings Analysis
Comparable Institution Analysis
For the Twelve Months Ended June 30, 2008

		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% $000)	Less: Extd Items ($000)	Estimated Core Income to Common ($000)	Shares ($000)	Estimated Core EPS ($)
Comparable Group								
BYFC	Broadway Financial Corp. of CA	1,942	-50	17	0	1,909	1,755	1.09
FBSI	First Bancshares, Inc. of MO(1)	287	-209	71	0	149	1,551	0.10
FFNW	First Fin NW, Inc of Renton WA	-1,010	-760	258	0	-1,512	22,853	-0.07
FPTB	First PacTrust Bancorp of CA	493	259	-88	0	664	4,310	0.15
LBCP	Liberty Bancorp, Inc. of MO	1,914	-353	120	0	1,681	3,952	0.43
FFFD	North Central Bancshares of IA	1,778	1,960	-666	0	3,072	1,343	2.29
RPFG	Rainier Pacific Fin Grp of WA	4,443	-451	153	0	4,145	6,351	0.65
RVSB	Riverview Bancorp, Inc. of WA	6,598	-323	110	0	6,385	10,924	0.58
TSBK	Timberland Bancorp, Inc. of WA	4,809	2,230	-758	0	6,281	6,901	0.91
UWBK	United Western Bncp, Inc of CO	12,075	-1,477	502	0	11,100	7,222	1.54

(1) Financial information is for the quarter ending March 31, 2008.
(2) Financial information is for the quarter ending December 31, 2007.
(5) Figures are for one quarter of financial data, EPS figures are annualized.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT V-1

RP® Financial, LC.
Firm Qualifications Statement

RP® FINANCIAL, LC.

Celebrating 20 Years of Financial Advisory Services

FIRM QUALIFICATION STATEMENT

RP® Financial provides financial and management consulting, merger advisory and valuation services to the financial services industry nationwide. We offer a broad array of services, high quality and prompt service, hands-on involvement by principals and senior staff, careful structuring of strategic initiatives and sophisticated valuation and other analyses consistent with industry practices and regulatory requirements. Our staff maintains extensive background in financial and management consulting, valuation and investment banking. Our clients include commercial banks, thrifts, credit unions, mortgage companies and other financial services companies.

STRATEGIC PLANNING SERVICES

RP® Financial's strategic planning services are designed to provide effective feasible plans with quantifiable results. We analyze strategic options to enhance shareholder value, achieve regulatory approval or realize other objectives. Such services involve conducting situation analyses; establishing mission/vision statements, strategic goals and objectives; and identifying strategies to enhance franchise and/or market value, capital management, earnings enhancement, operational matters and organizational issues. Strategic recommendations typically focus on: capital formation and management, asset/liability targets, profitability, return on equity and stock pricing. Our proprietary financial simulation models provide the basis for evaluating the impact of various strategies and assessing their feasibility and compatibility with regulations.

MERGER ADVISORY SERVICES

RP® Financial's merger advisory services include targeting potential buyers and sellers, assessing acquisition merit, conducting due diligence, negotiating and structuring merger transactions, preparing merger business plans and financial simulations, rendering fairness opinions, preparing mark-to-market analyses and supporting the implementation of post-acquisition strategies. Through financial simulations, comprehensive data bases, valuation proficiency and regulatory familiarity, RP® Financial's merger advisory services center on enhancing shareholder returns.

VALUATION SERVICES

RP® Financial's extensive valuation practice includes bank and thrift mergers, thrift mutual-to-stock conversions, insurance company demutualizations, ESOPs, subsidiary companies, purchase accounting and other purposes. We are highly experienced in performing appraisals which conform to regulatory guidelines and appraisal standards. RP® Financial is the nation's leading valuation firm for thrift mutual-to-stock conversions, with appraised values ranging up to $4 billion.

OTHER CONSULTING SERVICES

RP® Financial offers other consulting services including branching and diversification strategies, feasibility studies and special research. We assist banks/thrifts in preparing CRA plans and evaluating wealth management activities on a de novo or merger basis. Our other consulting services are aided by proprietary valuation and financial simulation models.

KEY PERSONNEL (Years of Relevant Experience & Contact Information)

Ronald S. Riggins, Managing Director (27)	(703) 647-6543	rriggins@rpfinancial.com
William E. Pommerening, Managing Director (24)	(703) 647-6546	wpommerening@rpfinancial.com
Gregory E. Dunn, Director (25)	(703) 647-6548	gdunn@rpfinancial.com
James P. Hennessey, Director (22)	(703) 647-6544	jhennessey@rpfinancial.com
James J. Oren, Director (21)	(703) 647-6549	joren@rpfinancial.com
Timothy M. Biddle, Senior Vice President (18)	(703) 647-6552	tbiddle@rpfinancial.com

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

END

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com